As filed with the Securities and Exchange Commission on July 8, 2024

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Noble Corporation plc

(Exact name of registrant as specified in its charter)

England and Wales	1381	98-1644664
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

(281) 276-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennie P. Howard

Senior Vice President, General Counsel and Corporate Secretary

Noble Corporation plc

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 7748

(281) 276-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott A. Barshay Kyle T. Seifried Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	David L. Roland Diamond Offshore Drilling, Inc. 777 N. Eldridge Parkway, Suite 1100 Houston, Texas 77079 (281) 492-5300	Julian J. Seiguer, P.C. Sean T. Wheeler, P.C. Debbie P. Yee, P.C. Atma J. Kabad Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in the accompanying proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED JULY 8, 2024

Diamond Offshore Drilling, Inc.

777 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Diamond Offshore Drilling, Inc.:

You are cordially invited to attend the special meeting of stockholders (the “special meeting”) of Diamond Offshore Drilling, Inc., a Delaware corporation (“Diamond Offshore”), to be held in [—], on [—], 2024, at [—] a.m., Central Time. Details regarding the meeting are provided in the accompanying Notice of Special Meeting of Stockholders and proxy statement/prospectus.

On June 9, 2024, Diamond Offshore entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”) with Noble Corporation plc (“Noble”), Dolphin Merger Sub 1, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 1”), and Dolphin Merger Sub 2, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 2”), under which, and upon the terms and subject to the conditions set forth therein, Merger Sub 1 will be merged with and into Diamond Offshore (the “first merger”), with Diamond Offshore surviving and becoming an indirect wholly owned subsidiary of Noble, and immediately thereafter, Diamond Offshore, as the surviving entity in the first merger, will merge with and into Merger Sub 2 (the “second merger,” and together with the first merger, the “mergers”), with Merger Sub 2 surviving and continuing as an indirect wholly owned subsidiary of Noble.

At the effective time of the first merger (the “effective time”), each share of common stock, par value $0.0001 per share, of Diamond Offshore (“Diamond Offshore common stock”) issued and outstanding immediately prior to the effective time (other than any shares of Diamond Offshore common stock (i) owned by Diamond Offshore, Merger Sub 1, Merger Sub 2 or Noble or (ii) for which holders have demanded their rights to be paid the fair value of such share of Diamond Offshore common stock in accordance with Section 262 of the Delaware General Corporation Law), will be converted into the right to receive the following (collectively, the “merger consideration”): (a) $5.65 in cash, without interest, payable to the holder of each share of Diamond Offshore common stock; (b) 0.2316 of validly issued, fully paid and non-assessable A ordinary shares, $0.00001 nominal value per share, of Noble (“Noble ordinary shares”); and (c) any cash in lieu of fractional Noble ordinary shares to be paid pursuant to the merger agreement.

Subject to the terms of the merger agreement, at the effective time, each outstanding and unexercised warrant of Diamond Offshore (“Diamond Offshore warrants”) will be assumed by Noble and for 90 days after the effective time will remain outstanding and during such 90-day period will be exercisable for the merger consideration to which the holders would have been entitled upon consummation of the first merger, as if the holders of the Diamond Offshore warrants had exercised the warrants in full immediately prior to the effective time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of such warrants as a result of such exercise.

Subject to the terms of the merger agreement, at the effective time, each then outstanding performance-vesting restricted stock unit (a “PSU”) or time-vesting restricted stock unit (an “RSU”) covering shares of Diamond Offshore common stock (each, a “Diamond Offshore PSU” and a “Diamond Offshore RSU”, respectively) will cease to represent a right to receive shares of Diamond Offshore common stock (or value equivalent to shares of Diamond Offshore common stock) and will be converted into the right to acquire a number of Noble ordinary shares equal to the product of (i) the number of shares of Diamond Offshore common stock subject to such Diamond Offshore PSU or Diamond Offshore RSU, as applicable, immediately prior to the effective time and (ii) the sum of (a) the exchange ratio plus (b) the quotient of (1) the per share cash consideration, divided by (2) the closing price on the New York Stock Exchange (the “NYSE”) for a Noble ordinary share on the last trading day immediately preceding the effective time of the second merger. Under this formula, Diamond Offshore PSUs will be converted into RSUs covering Noble ordinary shares (“Noble RSUs”) based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case, as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs, subject to certain adjustments for Diamond Offshore PSUs granted after the date of the merger agreement. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU or a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above.

Based on the closing price of Noble ordinary shares on June 7, 2024, the last full trading day before the public announcement of the execution of the merger agreement, the implied merger consideration to be received by Diamond Offshore stockholders is $15.52 per share of Diamond Offshore common stock. Based on the closing price of Noble ordinary shares on [—], 2024, the last practicable date before the date of the accompanying proxy statement/prospectus, the implied merger consideration to be received by Diamond Offshore stockholders is $[—] per share of Diamond Offshore common stock. The value of the merger consideration to be received in exchange for each share of Diamond Offshore common stock will fluctuate with the market value of the Noble ordinary shares until the effective time. The shares of Diamond Offshore common stock are listed on the NYSE under the symbol “DO.” Noble ordinary shares are listed and trade on the NYSE and the Nasdaq Copenhagen under the ticker symbols “NE” and “NOBLE,” respectively. We urge you to obtain current market quotations for shares of Diamond Offshore common stock and Noble ordinary shares.

Based upon the number of shares of Diamond Offshore common stock, the number of Diamond Offshore equity awards and the number of Noble ordinary shares, in each case, outstanding on [—], 2024, the last practicable date before the date of the accompanying proxy statement/prospectus, we expect that, immediately after the consummation of the first merger, the former holders of Diamond Offshore common stock and Diamond Offshore equity awards immediately prior to the consummation of the first merger would own approximately [—]%, and the holders of Noble ordinary shares immediately prior to the consummation of the first merger would own approximately [—]%, of the outstanding Noble ordinary shares. The number of Noble ordinary shares that will be issued in the first merger will depend on, among other factors, the number of shares of Diamond Offshore common stock and Diamond Offshore equity awards outstanding immediately prior to the effective time.

The first merger cannot be completed unless the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote at the special meeting vote to adopt the merger agreement. Because of this, Diamond Offshore is holding the special meeting to vote on the proposal necessary to complete the first merger. Information about the meeting, the merger agreement, the transactions contemplated by the merger agreement (together with the mergers, the “transactions”) and the other business to be considered by Diamond Offshore stockholders at the special meeting is contained in the accompanying proxy statement/prospectus. The board of directors of Diamond Offshore (the “Diamond Offshore Board”) has fixed the close of business on [—], 2024, as the record date for the determination of Diamond Offshore stockholders entitled to notice of, and to vote at, the special meeting. Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Diamond Offshore common stock. We urge you to read the accompanying proxy statement/prospectus and the annexes and documents incorporated into it by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 27.

The Diamond Offshore Board has unanimously (i) determined that the merger agreement and the transactions, including the mergers, are fair to, and in the best interests of, Diamond Offshore and the holders of Diamond Offshore common stock, (ii) approved and declared advisable the merger agreement and the transactions, including the mergers, and (iii) resolved to recommend that the Diamond Offshore stockholders adopt and approve the merger agreement and the transactions, including the mergers.

The Diamond Offshore Board unanimously recommends that Diamond Offshore stockholders vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the advisory, non-binding proposal to approve the compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise related to the transactions and “FOR” the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Your vote is very important, regardless of the number of shares of Diamond Offshore common stock that you own. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope or give your proxy by telephone or over the Internet by following the instructions on the enclosed proxy card. You may revoke your proxy at any time prior to its exercise at the Diamond Offshore special meeting in the manner described in the proxy statement/prospectus accompanying this letter. Completing a proxy now will not prevent you from being able to vote at the special meeting by attending the special meeting and casting a vote. Your vote at the special meeting will supersede any previously submitted proxy.

If your shares are held in “street name,” you should instruct your broker, bank or other nominee how to vote your shares of Diamond Offshore common stock on each proposal in accordance with your voting instruction form.

Abstentions, broker non-votes and a failure to submit a proxy or attend and vote at the special meeting will have the same effect as a vote “AGAINST” the merger agreement.

Thank you for your continued support, interest and investment in Diamond Offshore.

Sincerely,

Bernie G. Wolford, Jr.

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the first merger or the other transactions described in the accompanying proxy statement/prospectus or the securities to be issued in connection with the first merger or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [—], 2024, and is first being mailed to Diamond Offshore stockholders on or about [—], 2024.

Diamond Offshore Drilling, Inc.

777 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on [—], 2024

To the Stockholders of Diamond Offshore Drilling, Inc.:

We are pleased to invite you to attend the special meeting of stockholders (the “special meeting”) of Diamond Offshore Drilling, Inc., a Delaware corporation (“Diamond Offshore”), which will be held in [—], on [—], 2024, at [—] a.m., Central Time, for the following purposes as more fully described in the accompanying proxy statement/prospectus:

•

to vote on a proposal to adopt the Agreement and Plan of Merger, dated June 9, 2024 (as it may be amended from time to time, the “merger agreement”), by and among Noble Corporation plc, a public limited company organized under the Laws of England and Wales (“Noble”), Dolphin Merger Sub 1, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble (“Merger Sub 1”), Dolphin Merger Sub 2, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble (“Merger Sub 2”), and Diamond Offshore, a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice is a part, and pursuant to which, and upon the terms and subject to the conditions set forth therein, Merger Sub 1 will be merged with and into Diamond Offshore (the “first merger”), with Diamond Offshore surviving and becoming an indirect wholly owned subsidiary of Noble, and immediately thereafter, Diamond Offshore, as the surviving entity in the first merger, will merge with and into Merger Sub 2 (together with the first merger, the “mergers,” and the mergers, together with the other transactions contemplated by the merger agreement, the “transactions”), with Merger Sub 2 surviving and continuing as an indirect wholly owned subsidiary of Noble (the “merger agreement proposal”);

•

to vote on an advisory, non-binding proposal to approve the compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise related to the transactions (the “advisory compensation proposal”); and

•

to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement (the “adjournment proposal”).

Diamond Offshore will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof by or at the direction of the board of directors of Diamond Offshore (the “Diamond Offshore Board”). Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.

Diamond Offshore fixed the close of business on [—], 2024 as the record date for the special meeting (the “record date”). Only Diamond Offshore stockholders of record at the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of Diamond Offshore stockholders entitled to vote at the special meeting will be available for inspection at 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079 during regular business hours for a period of at least 10 days prior to the special meeting. If you would like to inspect the list of Diamond Offshore stockholders of record, please call the Diamond Offshore Investor Relations department at (281) 492-5300 to schedule an appointment or request access. A certified list of eligible Diamond Offshore stockholders will be available for inspection during the special meeting.

Completion of the first merger is conditioned on adoption of the merger agreement by the Diamond Offshore stockholders, which requires the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote thereon.

The Diamond Offshore Board has unanimously (i) determined that the merger agreement and the transactions, including the mergers, are fair to, and in the best interests of, Diamond Offshore and the holders of shares of Diamond Offshore common stock, (ii) approved and declared advisable the merger agreement and the transactions, including the mergers, and (iii) resolved to recommend that the Diamond Offshore stockholders adopt and approve the merger agreement and the transactions, including the mergers. The Diamond Offshore Board unanimously recommends that Diamond Offshore stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares of Diamond Offshore common stock that you own. If you plan to attend the special meeting, please follow the instructions as outlined in the accompanying proxy statement/prospectus. Whether or not you expect to attend the special meeting, we urge you to submit your vote in advance of the special meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the enclosed voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the accompanying proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) marking, signing, dating and submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting at the special meeting, but it will help to secure a quorum and avoid added solicitation costs if you decide not to or become unable to attend the special meeting. Any eligible holder of Diamond Offshore common stock may vote at the special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before it is exercised at the special meeting in the manner described in the proxy statement/prospectus of which this notice is a part.

The proxy statement/prospectus of which this notice is a part provides a detailed description of the merger agreement, the transactions and the other matters to be considered at the special meeting. We urge you to carefully read the accompanying proxy statement/prospectus (including the annexes hereto) and any documents incorporated by reference herein in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 27.

If you have any questions concerning the transactions or the accompanying proxy statement/prospectus, would like additional copies or need help voting your shares of Diamond Offshore common stock, please contact Diamond Offshore’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Diamond Offshore stockholders may call: (877) 750-9497 (TOLL-FREE from the United States and Canada)

or +1 (412) 232-3651 (from other locations)

Banks and brokers may call collect: (212) 750-5833

By Order of the Board of Directors of Diamond Offshore,

David L. Roland
Senior Vice President, General Counsel and Secretary

[—], 2024
Houston, TX

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Noble and Diamond Offshore from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section titled “Where You Can Find More Information” beginning on page 204.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing or by telephone as follows:

For information related to Noble:

Noble Corporation plc

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

Attention: Investor Relations

Telephone: (281) 276-6100

For information related to Diamond Offshore:

Diamond Offshore Drilling, Inc.

777 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

Attention: Investor Relations

Telephone: (281) 647-4035

To receive timely delivery of the documents in advance of the special meeting of Diamond Offshore stockholders, you should make your request no later than [—], which is five business days before the special meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed by Noble with the SEC by accessing Noble’s website at www.noblecorp.com under the tab “Investors” and then under the heading “Reports & Filings.” You may also obtain copies of documents filed by Diamond Offshore with the SEC by accessing Diamond Offshore’s website at www.investor.diamondoffshore.com under the tab “Investor Relations.”

We are not incorporating the contents of the websites of the SEC, Noble, Diamond Offshore or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Noble (File No. 333-[—]), constitutes a prospectus of Noble under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the A ordinary shares, $0.00001 nominal value per share, of Noble (“Noble ordinary shares”) to be issued to Diamond Offshore stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of Diamond Offshore under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting, at which Diamond Offshore stockholders will be asked to consider and vote on the adoption of the merger agreement and other related proposals.

Noble has supplied all information contained in this proxy statement/prospectus or incorporated by reference herein, relating to Noble, Merger Sub 1 and Merger Sub 2, and Diamond Offshore has supplied all such information relating to Diamond Offshore contained in this proxy statement/prospectus or incorporated by reference herein. Noble and Diamond Offshore have both contributed to the information relating to the merger agreement contained in this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus and the information incorporated by reference into this proxy statement/prospectus. Noble and Diamond Offshore have not authorized anyone to provide you with information other than the information that is contained in, or incorporated by reference into, this proxy statement/prospectus. Noble and Diamond Offshore take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated [—], 2024, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such document. Neither Noble nor Diamond Offshore assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. Neither the mailing of this proxy statement/prospectus to Diamond Offshore stockholders nor the issuance by Noble of the Noble ordinary shares pursuant to the merger agreement will create any implication to the contrary.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the transactions and the special meeting. They may not include all of the information that is important to Diamond Offshore stockholders. Diamond Offshore stockholders should carefully read this entire proxy statement/prospectus (including the annexes hereto) and the other documents referred to or incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204 of this proxy statement/prospectus.

Q: What are the mergers and what effect will they have on Diamond Offshore?

Diamond Offshore Drilling, Inc. (“Diamond Offshore”) entered into an Agreement and Plan of Merger, dated June 9, 2024 (as it may be amended from time to time, the “merger agreement”), with Noble Corporation plc (“Noble”), Dolphin Merger Sub 1, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 1”), and Dolphin Merger Sub 2, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 2”). A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of Diamond Offshore by Noble. Under the merger agreement, subject to satisfaction (or, to the extent permitted by law and in accordance with the merger agreement, waiver) of the conditions to the transactions set forth in the merger agreement and described in this proxy statement/prospectus, Merger Sub 1 will be merged with and into Diamond Offshore (the “first merger”), with Diamond Offshore surviving and becoming an indirect wholly owned subsidiary of Noble, and immediately thereafter, Diamond Offshore, as the surviving entity in the first merger, will merge with and into Merger Sub 2 (the “second merger,” and together with the first merger, the “mergers”), with Merger Sub 2 surviving and continuing as an indirect wholly owned subsidiary of Noble.

Following completion of the transactions contemplated by the merger agreement (together with the mergers, the “transactions”), Noble and Diamond Offshore will cooperate in taking or causing to be taken all actions necessary, proper or advisable to enable the delisting by Merger Sub 2, as the surviving entity in the second merger, of the shares of common stock, par value $0.0001 per share, of Diamond Offshore (the “Diamond Offshore common stock”) from the New York Stock Exchange (“NYSE”) and deregistering the shares of Diamond Offshore common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after which Merger Sub 2, as the surviving entity in the second merger, will no longer be required under the Securities and Exchange Commission’s (the “SEC”) rules and regulations to file periodic reports with the SEC in respect of the shares of Diamond Offshore common stock.

Q: Why am I receiving these materials?

Noble and Diamond Offshore are sending these materials to Diamond Offshore stockholders to help them decide how to vote their shares of Diamond Offshore common stock with respect to the first merger and other matters to be considered at the special meeting of Diamond Offshore stockholders (the “special meeting”) to be held in [—], on [—], 2024, at [—] a.m., Central Time.

Diamond Offshore is holding the special meeting to vote on the proposal to adopt the merger agreement and other related proposals. Information about the special meeting, the transactions and the other business to be considered by Diamond Offshore stockholders at the special meeting is contained in this proxy statement/prospectus. The first merger cannot be completed unless Diamond Offshore stockholders adopt the merger agreement with the affirmative vote of the holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote thereon.

This proxy statement/prospectus constitutes both a prospectus of Noble and a proxy statement of Diamond Offshore. It is a prospectus because Noble will issue its ordinary shares in exchange for outstanding shares of Diamond Offshore common stock in the first merger. It is a proxy statement because the board of directors of Diamond Offshore (the “Diamond Offshore Board”) is soliciting proxies from Diamond Offshore stockholders.

Q: What will Diamond Offshore stockholders receive in the first merger?

At the effective time of the first merger (the “effective time”), each share of Diamond Offshore common stock issued and outstanding immediately prior to the effective time (other than any shares of Diamond Offshore common stock (i) owned by Diamond Offshore, Merger Sub 1, Merger Sub 2 or Noble or (ii) for which holders have demanded their rights to be paid the fair value of such share of Diamond Offshore common stock in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the following (collectively, the “merger consideration”): (i) $5.65 in cash, without interest, payable to the holder of each share of Diamond Offshore common stock (the “per share cash consideration”); (ii) 0.2316 (the “exchange ratio”) of validly issued, fully paid and non-assessable A ordinary shares, $0.00001 nominal value per share, of Noble (“Noble ordinary shares”); and (iii) any cash in lieu of fractional Noble ordinary shares to be paid pursuant to the merger agreement.

The exchange ratio is fixed and will not be adjusted to reflect changes in the stock price of either Noble or Diamond Offshore between the date of the merger agreement and the effective time. The exchange ratio will, however, be adjusted in accordance with the terms of the merger agreement to fully reflect the effect of any stock dividend, stock split, stock combination or reclassification, with respect to outstanding shares of capital stock of either Noble or Diamond Offshore with a record date (as defined below) between the date of the merger agreement and the effective time.

No fractional Noble ordinary shares will be issued in connection with the first merger. Each Diamond Offshore stockholder that otherwise would have been entitled to receive a fractional Noble ordinary share will have the right to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the fractional share interest to which such holder (after taking into account all shares of Diamond Offshore common stock held at the effective time) would otherwise be entitled, by (ii) the closing price on the NYSE for a Noble ordinary share on the last trading day immediately preceding the effective time. For more details on the merger consideration, see the section titled “The Merger Agreement—Merger Consideration” beginning on page 121.

Q: What will the holders of outstanding Diamond Offshore equity awards receive in the first merger?

At the effective time, each then outstanding performance-vesting restricted stock unit (a “PSU”) or time-vesting restricted stock unit (an “RSU”) covering shares of Diamond Offshore common stock (each, a “Diamond Offshore PSU” and a “Diamond Offshore RSU,” respectively) will cease to represent a right to receive shares of Diamond Offshore common stock and will be converted, at the effective time, into the right to acquire a number of Noble ordinary shares equal to the product of (i) the number of shares of Diamond Offshore common stock subject to such Diamond Offshore PSU or Diamond Offshore RSU, as applicable, immediately prior to the effective time and (ii) the sum of (a) the exchange ratio plus (b) the quotient of (1) the per share cash consideration, divided by (2) the closing price on the NYSE for a Noble ordinary share on the last trading day immediately preceding the effective time of the second merger (the product of (i) and (ii), the “equity award consideration”). Under this formula, Diamond Offshore PSUs will be converted into RSUs covering Noble ordinary shares (“Noble RSUs”) based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case, as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs, subject to certain adjustments for Diamond Offshore PSUs granted after the date of the merger agreement. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU or a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above.

For additional information on certain other compensation-related matters covered in the merger agreement that affect Diamond Offshore’s directors and executive officers, please see the section titled “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions” beginning on page 97.

Q: How are Diamond Offshore warrants treated in connection with the transactions?

Subject to the terms of the merger agreement, at the effective time, each outstanding and unexercised warrant of Diamond Offshore (“Diamond Offshore warrants”) will be assumed by Noble and for 90 days after the effective time will remain outstanding and during such 90-day period will be exercisable for the merger consideration to which the holders would have been entitled upon consummation of the first merger, as if the holders of the Diamond Offshore warrants had exercised the warrants in full immediately prior to the effective time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of such warrants as a result of such exercise.

Q: What equity stake will Diamond Offshore stockholders hold in Noble immediately following the completion of the first merger?

Upon the completion of the first merger, based on the exchange ratio, the estimated number of Noble ordinary shares issuable as the merger consideration is approximately [—] million shares, which will result in former Diamond Offshore stockholders holding approximately [—]% of the outstanding fully diluted Noble ordinary shares following the completion of the first merger based on the number of outstanding Noble ordinary shares, shares of Diamond Offshore common stock and outstanding equity awards of Noble and Diamond Offshore as of [—], 2024, the last practicable date before the date of this proxy statement/prospectus for which such information was available.

For more details on the merger consideration and the treatment of Diamond Offshore equity awards, see the section titled “The Merger Agreement—Merger Consideration” beginning on page 121 and “The Merger Agreement—Merger Consideration—Treatment of Diamond Offshore Equity Awards” beginning on page 124.

Q: When do Noble and Diamond Offshore expect to complete the transactions?

Noble and Diamond Offshore currently expect that the transactions will be completed by the first quarter of 2025. Neither Noble nor Diamond Offshore can predict, however, the actual date on which the transactions will be completed because they are subject to conditions beyond each of Noble’s and Diamond Offshore’s control. See the section titled “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 144.

Q: Is Noble’s obligation to complete the transactions subject to Noble receiving financing?

No. Noble’s obligation under the merger agreement to complete the transactions is not subject to any condition regarding its ability to finance, or obtain financing for, such transactions.

Q: What happens if the first merger is not completed?

If the merger agreement is not adopted by Diamond Offshore stockholders or if the first merger is not completed for any other reason, Diamond Offshore stockholders will not receive any consideration for their shares of Diamond Offshore common stock. Instead, Diamond Offshore will remain an independent public company, shares of Diamond Offshore common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Diamond Offshore will continue to file periodic reports with the SEC. Under specific circumstances, Diamond Offshore may be required to pay Noble a termination fee of $60,000,000. If the merger agreement is terminated by Noble or Diamond Offshore after the special meeting has concluded and Diamond Offshore stockholder approval has not been obtained, Diamond Offshore would be required to pay Noble a no vote termination fee of $16,500,000. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147.

Q: Will the Noble ordinary shares I acquire in the first merger receive a dividend?

After the completion of the first merger and the other transactions, as a holder of Noble ordinary shares, you will receive the same dividends on Noble ordinary shares that all other holders of Noble ordinary shares will receive for any dividend record date that occurs after the completion of the first merger.

Q: What am I being asked to vote on, and why is this approval necessary?

Diamond Offshore stockholders are being asked to vote on the following proposals:

1.

a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which is further described in the sections titled “The Transactions” and “The Merger Agreement,” beginning on pages 53 and 120, respectively (the “merger agreement proposal”);

2.

an advisory, non-binding proposal to approve the compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise related to the transactions (the “advisory compensation proposal”); and

3.

a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement (the “adjournment proposal”).

Approval of the merger agreement proposal by the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote thereon is required for completion of the first merger. The completion of the first merger is not conditioned on the approval of the advisory compensation proposal or the adjournment proposal.

Q: What vote is required to approve each proposal at the special meeting?

Merger agreement proposal: The affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote thereon is required to approve the merger agreement proposal (the “Diamond Offshore stockholder approval”). Abstentions, a failure to submit a proxy or vote (whether in attendance at the special meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

Advisory compensation proposal: The affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote thereon is required to approve the advisory compensation proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the advisory compensation proposal (assuming a quorum is present). Broker non-votes will have no effect on the outcome of the vote.

Adjournment proposal: The affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote thereon is required to approve, if necessary or appropriate, the adjournment proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the adjournment proposal (assuming a quorum is present). If Diamond Offshore stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Diamond Offshore could adjourn the special meeting and use the additional time to solicit additional proxies, including soliciting proxies from Diamond Offshore stockholders who have previously voted. However, regardless of the results of voting for the adjournment proposal, under the Diamond Offshore bylaws, the chairman of the special meeting may adjourn the special meeting at his or her discretion, subject to the rules and regulations adopted by the Diamond Offshore Board. Diamond Offshore does not intend to call a vote on the adjournment proposal if the merger agreement proposal is approved at the special meeting. Broker non-votes will have no effect on the outcome of the vote.

Q: Is my vote important?

Yes. Your vote is very important. The transactions cannot be completed unless the merger agreement proposal is approved by the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote on the merger agreement proposal. You will also be asked to approve the advisory compensation proposal and the adjournment proposal, both of which are not a condition to the consummation of the transactions. Only Diamond Offshore stockholders as of the close of business on the record date are entitled to vote at the Diamond Offshore special meeting. The Diamond Offshore Board unanimously recommends that the Diamond Offshore stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q: What happens if the advisory compensation proposal is not approved?

Because the vote on advisory compensation proposal is advisory only, it will not be binding on either Diamond Offshore or Noble, and the first merger is not conditioned or dependent upon the approval of the advisory compensation approval. Accordingly, if the merger agreement is adopted and the transactions are completed, the compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise related to such transactions will be payable to Diamond Offshore’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote of Diamond Offshore stockholders on the advisory compensation proposal. However, Diamond Offshore and Noble value the opinions of Diamond Offshore stockholders and Noble expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the transactions are completed.

Q: Why are Diamond Offshore stockholders being asked to vote on executive officer compensation?

The SEC has adopted rules that require Diamond Offshore to seek a non-binding advisory vote on certain compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise relates to the transactions. For additional information regarding the advisory compensation proposal, see the section titled “Diamond Offshore Proposals—Non-Binding Advisory Compensation Proposal” beginning on page 159. Diamond Offshore urges its stockholders to read the section entitled “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions” beginning on page 97.

Q: What constitutes a quorum at the special meeting?

A quorum is the minimum number of stockholders necessary to hold a valid meeting. The presence at the special meeting, in person or by proxy, of the holders of issued and outstanding shares of Diamond Offshore common stock representing a majority in voting power and entitled to vote at the meeting constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “ABSTAIN” in respect of the proposal, your shares of Diamond Offshore common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the special meeting. Broker non-votes will not be treated as present for purposes of determining the presence of a quorum at the special meeting. However, because the only proposals for consideration at the special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the special meeting.

Even if a quorum is present, the special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of the merger agreement proposal if sufficient votes are cast in favor of the adjournment proposal. Diamond Offshore does not intend to call a vote on the adjournment proposal if the merger agreement proposal is approved at the special meeting.

Q: How does the Diamond Offshore Board recommend that I vote?

The Diamond Offshore Board unanimously recommends that Diamond Offshore stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q: What do I need to do now?

After carefully reading and considering the information contained in this proxy statement/prospectus (including the annexes hereto) and the information incorporated by reference herein, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the accompanying proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Please do not submit your evidence of ownership at this time.

Please carefully consider the information contained in this proxy statement/prospectus (including the annexes hereto) and the information incorporated by reference herein. Whether or not you plan to attend the special meeting, Diamond Offshore encourages you to submit your proxy to vote via the internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the special meeting.

Q: How do I vote?

Diamond Offshore Stockholders of Record: Shares Registered in Your Name

If you are a Diamond Offshore stockholder of record, there are several ways for you to vote your shares of Diamond Offshore common stock. Whether or not you plan to attend the special meeting, we urge you to vote using the enclosed proxy card prior to the special meeting to ensure that your vote is counted.

•

Via the Internet: You may vote at the website listed on the enclosed proxy card 24 hours a day, seven days a week until 11:59 p.m. Eastern Time on [—], 2024. Have your enclosed proxy card available when you access the website and use the Control Number shown on your proxy card.

•

By telephone: You may vote using a touch-tone telephone by calling the toll-free number listed on the enclosed proxy card 24 hours a day, seven days a week until 11:59 p.m. Eastern Time on [—], 2024. Have your enclosed proxy card available when you call and use the Control Number shown on your proxy card.

•

By mail: You may vote using your enclosed proxy card by completing, signing, dating, and returning the proxy card in the self-addressed, postage-paid envelope provided. If you properly complete your enclosed proxy card and send it to us in time to vote, your proxy (one of the individuals named on your proxy card) will vote your shares of Diamond Offshore common stock as you have directed.

•	In person: You may vote in person during the special meeting.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Agent

If you are a beneficial owner of shares of Diamond Offshore common stock registered in the name of your broker, bank or other agent, you should have received a voting instruction form from that organization rather than directly from us. Please check with your bank, broker or other agent and follow the voting instructions they provide to vote your shares of Diamond Offshore common stock. Generally, you will have three options for returning your proxy.

•

By the method listed on your voting instruction form: Please refer to your voting instruction form or other information provided by your broker, bank or other agent to determine whether you may vote by telephone or electronically on the Internet and follow the instructions provided therein. Many banks and brokerage firms offer Internet and telephone voting. If your bank, broker or other agent does not offer Internet or telephone voting, please follow the other voting instructions they provide to vote your shares of Diamond Offshore common stock.

•	By mail: You may vote by completing, signing, dating and returning your voting instruction form in the pre-addressed, postage-paid envelope provided by your broker, bank or other agent.

•

In person: To vote during the special meeting, you will be required to obtain and submit a valid legal proxy in your name from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with the proxy materials or contact your broker, bank or other agent to request the legal proxy form authorizing you to vote the shares of Diamond Offshore common stock.

If you receive multiple proxy cards from Diamond Offshore or your broker, bank or other agent, this indicates that your shares of Diamond Offshore common stock are held in more than one account, such as two brokerage accounts and are registered in different names. You should complete and return each of the proxy cards to ensure that all of your shares of Diamond Offshore common stock are voted. Unless you revoke your proxy before it is exercised at the special meeting, your shares of Diamond Offshore common stock represented by your proxy will be voted at the special meeting in accordance with the directions given in your proxy.

Q: Who is entitled to vote at the Diamond Offshore special meeting?

The Diamond Offshore Board has fixed [—], 2024 as the record date for the Diamond Offshore special meeting (the “record date”). All holders of record of shares of Diamond Offshore common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Diamond Offshore special meeting. As of the record date, there were [—] shares of Diamond Offshore common stock issued and outstanding. Attendance at the Diamond Offshore special meeting is not required to vote. Instructions on how to vote your shares by proxy without attending the Diamond Offshore special meeting are provided in this section above.

Q: When and where will the special meeting take place, and how do I attend the special meeting?

The special meeting will be held in [—], on [—], 2024, at [—] a.m., Central Time.

You may attend the special meeting in person. Even if you plan to attend the special meeting, Diamond Offshore recommends that you vote your shares of Diamond Offshore common stock in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the special meeting.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares of Diamond Offshore common stock are registered directly in your name with the transfer agent of Diamond Offshore, Computershare, Inc., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Diamond Offshore or to a third party to vote at the special meeting. If your shares of Diamond Offshore common stock are held by a broker, bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and your broker, bank or other nominee is considered the stockholder of record with respect to those shares. Your broker, bank or other nominee will send you, as the beneficial owner, voting instruction forms for you to use in directing the broker, bank or other nominee in how to vote your shares of Diamond Offshore common stock. You should follow the instructions provided therein to vote your shares of Diamond Offshore common stock.

Q: If my shares of Diamond Offshore common stock are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares of Diamond Offshore common stock for me?

If your shares of Diamond Offshore common stock are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares of Diamond Offshore common stock with instructions on how to vote your shares of Diamond Offshore common stock. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card or voting instruction form directly to Diamond Offshore. Your broker, bank or other nominee is obligated to provide you with a voting instruction form for you to use. You may also cast your vote in person at the special meeting.

Applicable stock exchange rules permit brokers to vote their customers’ stock held in “street name” on routine matters when the brokers have not received voting instructions from their customers. Those rules do not, however, allow brokers to vote their customers’ stock held in “street name” on non-routine matters unless they have received voting instructions from their customers. In such cases, the uninstructed shares for which the broker is unable to vote are called broker non-votes. The merger agreement proposal, the advisory compensation proposal and the adjournment proposal are non-routine matters on which brokers are not allowed to vote unless they have received voting instructions from their customers. You must provide voting instructions to your broker for your shares to be voted. Because the only proposals for consideration at the special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the special meeting. However, if there are any broker non-votes, they will have (i) the same effect as a vote “AGAINST” the merger agreement proposal, (ii) no effect on the advisory compensation proposal (assuming a quorum is present) and (iii) no effect on the adjournment proposal (assuming a quorum is present).

Q: What if I fail to vote or abstain?

For purposes of the special meeting, an abstention occurs when a stockholder attends the special meeting and does not vote or returns a proxy with an “abstain” instruction.

•	Merger agreement proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the merger agreement proposal.

•

Advisory compensation proposal: An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the advisory compensation proposal (assuming a quorum is present).

•

Adjournment proposal: An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for, if necessary or appropriate, the adjournment proposal (assuming a quorum is present).

Q: What will happen if I return my proxy card or voting instruction form without indicating how to vote?

If you sign and return your proxy card or voting instruction form without indicating how to vote on any particular proposal, the shares of Diamond Offshore common stock represented by your proxy will be voted as recommended by the Diamond Offshore Board with respect to that proposal. Accordingly, your shares of Diamond Offshore common stock will be voted “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal, in accordance with the recommendation of the Diamond Offshore Board.

Q: May I change or revoke my vote after I have delivered my proxy card or voting instruction form?

Yes. If you are a stockholder of record of Diamond Offshore common stock as of the close of business on the record date, whether you submit a proxy by the Internet or mail, you can change or revoke your proxy before it is exercised at the special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	submit a new proxy by the Internet or by telephone at a later time;

•	give written notice of your revocation to David L. Roland, Corporate Secretary, Diamond Offshore, 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079; or

•

attend and vote at the special meeting in person. Please note that your attendance at the special meeting will not alone serve to revoke your proxy. Instead, you must attend the special meeting and vote your shares.

If you are a beneficial owner of Diamond Offshore common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q: What are the material U.S. federal income tax consequences of the mergers?

The parties intend for the mergers, taken together, to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and for the mergers not to be subject to Section 367(a)(1) of the Code, except with respect to a five-percent transferee shareholder, if any, as defined in Treasury Regulations Section 1.367(a)-3(c)(5)(ii). Noble and Diamond Offshore intend to report the mergers, taken together, consistent with such treatment.

Assuming the mergers are so treated, a U.S. Holder (as defined in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) of Diamond Offshore common stock that is not a five-percent transferee shareholder generally will not recognize any realized loss but will recognize any realized gain as a result of the mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Noble ordinary shares (including any fractional share of Noble ordinary shares deemed received and redeemed for cash, as discussed in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. federal income tax consequences of the mergers to U.S. Holders”) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Noble ordinary shares) received by such U.S. Holder pursuant to the first merger over (B) such U.S. Holder’s adjusted tax basis in the Diamond Offshore common stock surrendered pursuant to the first merger and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Noble ordinary shares) received by such U.S. Holder pursuant to the first merger.

It is not a condition to Noble or Diamond Offshore’s obligations to complete the transactions that the mergers so qualify. None of the parties to the merger agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the mergers as a reorganization within the meaning of Section 368(a) of the Code or the non-application of Section 367(a)(1) of the Code to the mergers. However, in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, Kirkland & Ellis LLP, counsel to Diamond Offshore, will deliver a legal opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

If the mergers qualify as a reorganization, but Section 367(a)(1) of the Code were to apply to the mergers, a U.S. Holder of Diamond Offshore common stock would recognize gain (but not loss) equal to the excess, if any, of (x) the fair market value as of the closing date of any Noble ordinary shares received in the first merger, plus cash received in the first merger, over (y) such U.S. Holder’s tax basis in the Diamond Offshore common stock surrendered in the first merger, as calculated separately for each block of Diamond Offshore common stock held by such U.S. Holder. Any gain so recognized would generally be long-term capital gain if the U.S. Holder held the Diamond Offshore common stock for more than one year at the time the mergers are completed.

For a more complete description of the U.S. federal income tax consequences of the mergers, see the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” beginning on page 110.

Q: Am I entitled to appraisal rights under the DGCL in connection with the first merger?

Yes. Record holders and beneficial owners of Diamond Offshore common stock who comply with the procedures set forth in Section 262 of the DGCL will be entitled to appraisal rights if the first merger is completed. Under Section 262 of the DGCL, record holders and beneficial owners of shares of Diamond Offshore common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of Diamond Offshore common stock appraised by the Delaware Court of Chancery. Shares of Diamond Offshore common stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, but instead will be canceled and represent the right to receive, in lieu of the merger consideration, a cash payment that is equal to the fair value of their shares of Diamond Offshore common stock at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the first merger), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL. The fair value of such shares of Diamond Offshore common stock could be more than, less than, or equal to the merger consideration. Diamond Offshore is required to send a notice to that effect to each record holder, as of the record date, of Diamond Offshore common stock not less than 20 days prior to the special meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Diamond Offshore’s notice to the record holders of Diamond Offshore common stock that appraisal rights are available in connection with the first merger, and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS. For more information regarding Diamond Offshore stockholders’ appraisal rights, see the section titled “The Transactions—Appraisal Rights” beginning on page 105.

Q: Do any of the officers or directors of Diamond Offshore have interests in the transactions that may differ from or be in addition to my interests as a Diamond Offshore stockholder?

Yes. In considering the recommendation of the Diamond Offshore Board that Diamond Offshore stockholders vote to approve the merger agreement proposal and the advisory compensation proposal, Diamond Offshore stockholders should be aware that, aside from their interests as stockholders of Diamond Offshore, some of Diamond Offshore’s directors and executive officers have interests in the transactions that may be different from, or in addition to, the interests of Diamond Offshore stockholders generally. The Diamond Offshore Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions, in approving the transactions, and in recommending the approval of the merger agreement proposal and the advisory compensation proposal. For more information and quantification of these interests, please see the section titled “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions” beginning on page 97.

Q: What happens if I sell my shares of Diamond Offshore common stock after the Diamond Offshore record date but before the special meeting?

The Diamond Offshore record date (the close of business on [—], 2024) is earlier than the date of the special meeting and earlier than the date that the first merger is expected to be completed. If you sell or otherwise transfer your shares of Diamond Offshore common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration in respect of such transferred shares to be received by Diamond Offshore stockholders at the effective time. In order to receive the merger consideration, you must hold your shares of Diamond Offshore common stock through the completion of the first merger.

Q: If I hold Diamond Offshore shares in book-entry or through a Depository Trust Company participant, how will I receive the merger consideration to which I am entitled?

If you are a holder of book-entry shares representing eligible shares of Diamond Offshore common stock (the “Diamond Offshore book-entry shares”) which are held through the Depository Trust Company (“DTC”), the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable after the closing of the transactions, upon surrender of the Diamond Offshore book-entry shares held of record by DTC or its nominees, the whole number of shares of Noble ordinary shares that you have a right to receive pursuant to the merger agreement, the cash consideration and cash in lieu of any fractional Noble ordinary shares and dividends and other distributions on the Noble ordinary shares that you have a right to receive pursuant to the merger agreement, in each case, that DTC has the right to receive.

If you are a holder of record of Diamond Offshore book-entry shares which are not held through DTC, the exchange agent will deliver to you, as promptly as practicable after the closing of the transactions, (i) a notice advising you of the effectiveness of the first merger, (ii) a statement reflecting the aggregate whole number of Noble ordinary shares (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) a check in the amount of U.S. dollars equal to (x) the per share cash consideration plus (y) cash payable in lieu of any fractional Noble ordinary shares and dividends and other distributions on the Noble ordinary shares that you have a right to receive pursuant to the merger agreement.

No interest will be paid or accrued on any amount payable for shares of Diamond Offshore common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Diamond Offshore common stock for the merger consideration, see the section titled “The Merger Agreement—Merger Consideration—Exchange Procedures” beginning on page 122.

Q: Are there any risks that I should consider in deciding whether to vote in favor of the merger agreement proposal?

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 27. You also should read and carefully consider the risk factors of Noble and Diamond Offshore contained in the documents incorporated by reference into this proxy statement/prospectus.

Q: What should I do if I receive more than one set of voting materials?

If you receive multiple proxy cards from Diamond Offshore or your broker, bank or other agent, this usually indicates that your shares of Diamond Offshore common stock are held in more than one account, such as two brokerage accounts and are registered in different names. You should complete and return each of the proxy cards to ensure that all of your shares of Diamond Offshore common stock are voted. Unless you revoke your proxy before it is exercised at the special meeting, your shares of Diamond Offshore common stock represented by your proxy will be voted at the special meeting in accordance with the directions given in your proxy.

Q: Who will solicit and pay the cost of soliciting proxies?

Diamond Offshore has retained Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation process. Diamond Offshore estimates it will pay Innisfree a base fee of approximately $50,000, in addition to the reimbursement of certain costs and expenses, for these services. Diamond Offshore also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q: What is “householding”?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding a corporation’s common stock but who share the same address, a corporation may adopt a procedure approved by the SEC called “householding.” Under this procedure, certain holders of record who have the same address and last name will receive only one copy of proxy materials until such time as one or more of these stockholders notifies such corporation that they want to receive separate copies. For additional information on “householding,” see the section titled “Householding of Proxy Statement/Prospectus” beginning on page 203.

Q: Who will tabulate and certify the vote?

The votes at the special meeting will be counted by BetaNXT, Inc. or its affiliates, which will serve as an independent inspector of elections.

Q: Where can I find the voting results of the special meeting?

Within four business days following certification of the final voting results, Diamond Offshore intends to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.

Q: Whom should I contact if I have any questions about the proxy materials or voting?

If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for Diamond Offshore, at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Diamond Offshore stockholders may call: (877) 750-9497 (TOLL-FREE from the United States and Canada)

or +1 (412) 232-3651 (from other locations)

Banks and brokers may call collect: (212) 750-5833

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Diamond Offshore and Noble urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional important information, which Diamond Offshore and Noble also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204. Unless stated otherwise, all references in this proxy statement/prospectus to Diamond Offshore are to Diamond Offshore Drilling, Inc., all references to Noble are to Noble Corporation plc and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of June 9, 2024, by and among Noble Corporation plc, Dolphin Merger Sub 1, Inc., Dolphin Merger Sub 2, Inc. and Diamond Offshore Drilling, Inc., as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus.

Information about the Companies

Diamond Offshore

Diamond Offshore provides contract drilling services to the energy industry around the globe with a fleet of 12 floater rigs (four owned drillships, seven owned semisubmersibles and one managed rig). Diamond Offshore drills in the waters offshore the Gulf of Mexico, Canada, South America, Australia and Southeast Asia, Europe, East and West Africa and the Mediterranean. Diamond Offshore offers comprehensive drilling services to the global energy industry.

Diamond Offshore is incorporated in Delaware. Its principal executive offices are located at 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, and its telephone number is (281) 492-5300. Diamond Offshore’s website address is www.diamondoffshore.com. Information contained on Diamond Offshore’s website does not constitute part of this proxy statement/prospectus. Shares of Diamond Offshore common stock are publicly traded on the NYSE, under the ticker symbol “DO.” Additional information about Diamond Offshore is included in documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204.

Noble

Noble is an offshore drilling contractor for the oil and gas industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Noble performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide.

Noble is incorporated in England and Wales. Its principal executive offices are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, and its telephone number is (281) 276-6100. Noble’s website address is www.noblecorp.com. Information contained on Noble’s website does not constitute part of this proxy statement/prospectus. Noble ordinary shares are listed and trade on the NYSE and the Nasdaq Copenhagen under the ticker symbols “NE” and “NOBLE,” respectively. Additional information about Noble is included in documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204.

Merger Sub 1

Merger Sub 1, an indirect wholly owned subsidiary of Noble, is a Delaware corporation incorporated on June 7, 2024 for the purpose of effecting the first merger. Merger Sub 1 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the transactions. The principal executive offices of Merger Sub 1 are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Merger Sub 2

Merger Sub 2, an indirect wholly owned subsidiary of Noble, is a Delaware corporation incorporated on June 7, 2024 for the purpose of effecting the second merger. Merger Sub 2 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the transactions. The principal executive offices of Merger Sub 2 are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

The Mergers

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, the parties will effect two mergers. In the first merger, Merger Sub 1 will merge with and into Diamond Offshore, with Diamond Offshore continuing as the surviving entity and becoming an indirect wholly owned subsidiary of Noble. Immediately thereafter, in the second merger, Diamond Offshore, as the surviving entity in the first merger, will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and an indirect wholly owned subsidiary of Noble.

Merger Consideration

At the effective time, each share of Diamond Offshore common stock issued and outstanding immediately prior to the effective time (other than any shares of Diamond Offshore common stock (i) owned by Diamond Offshore, Merger Sub 1, Merger Sub 2 or Noble or (ii) for which record holders or beneficial owners have demanded their rights to be paid the fair value of such share of Diamond Offshore common stock in accordance with Section 262 of the DGCL), will be converted into the right to receive the following: (a) $5.65 in cash, without interest, payable to the holder of each share of Diamond Offshore common stock; (b) 0.2316 of validly issued, fully paid and non-assessable Noble ordinary shares and (c) any cash in lieu of fractional Noble ordinary shares to be paid pursuant to the merger agreement.

Noble shareholders will continue to own their existing Noble ordinary shares, the form of which will not be changed by the transactions. Noble shareholder approval is not required for the issuance of Noble ordinary shares as merger consideration.

Treatment of Diamond Offshore Equity Awards

At the effective time, each then outstanding Diamond Offshore PSU and Diamond Offshore RSU will cease to represent a right to receive shares of Diamond Offshore common stock and will be converted into the right to acquire a number of Noble ordinary shares equal to the equity award consideration. Under this formula, Diamond Offshore PSUs will be converted into Noble RSUs based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case, as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs, subject to certain adjustments for Diamond Offshore PSUs granted after the date of the merger agreement. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU or a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above

Treatment of Diamond Offshore Warrants

Subject to the terms of the merger agreement, at the effective time, each outstanding and unexercised Diamond Offshore warrant will be assumed by Noble and for 90 days after the effective time will remain outstanding and during such 90-day period will be exercisable for the merger consideration to which the holders would have been entitled upon consummation of the first merger, if the holders of the Diamond Offshore warrants had exercised the warrants in full immediately prior to the effective time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of such warrants as a result of such exercise.

Treatment of Diamond Offshore Indebtedness and Financing of the Transactions

In connection with the transactions, Noble currently expects to terminate Diamond Offshore’s existing credit agreement with HSBC Bank USA and the other lenders party thereto. Following the transactions, Noble currently expects to leave outstanding Diamond Offshore’s 8.5% senior secured second lien notes due 2030.

Noble intends to finance the cash portion of the merger consideration through a combination of cash on hand and debt financing, which may include senior unsecured bridge loans and/or one or more issuances of senior unsecured notes. On June 10, 2024, one of Noble’s subsidiaries entered into a commitment letter (the “commitment letter”) with Morgan Stanley Senior Funding, Inc., pursuant to which, subject to the terms and conditions set forth therein, Morgan Stanley Senior Funding, Inc. has committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $600,000,000 (the “bridge facility”). The funding of the bridge facility provided for in the commitment letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to the bridge facility in accordance with the terms set forth in the commitment letter and (ii) the consummation of the transactions in accordance with the merger agreement. On or prior to the closing date, Noble expects to issue senior unsecured notes in an aggregate principal amount up to $600,000,000 (the “notes issuance”), which, if issued, will be used by Noble in combination with cash on hand to finance the cash portion of the merger consideration in lieu of drawing on the bridge facility. Completion of the transactions is not conditioned on Noble’s ability to finance or obtain financing for the transactions.

Recommendation of the Diamond Offshore Board and Reasons for the Transactions

The Diamond Offshore Board unanimously recommends that Diamond Offshore stockholders vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the advisory, non-binding proposal to approve the compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise related to the transactions and “FOR” the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes to adopt the merger agreement. See the section titled “The Transactions—Recommendation of the Diamond Offshore Board and Its Reasons for the Transactions” beginning on page 65.

Opinions of Diamond Offshore’s Financial Advisors

Opinion of Guggenheim Securities, LLC

Diamond Offshore retained Guggenheim Securities, LLC (which we refer to as Guggenheim Securities) as its financial advisor in connection with the potential sale of Diamond Offshore. In connection with the mergers, Guggenheim Securities rendered an opinion to the Diamond Offshore Board to the effect that, as of June 9, 2024 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration to be received by holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of Guggenheim Securities’ written opinion, which is attached as Annex B to this proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, business, capital markets, commodities markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares of common stock of Diamond Offshore or Noble ordinary shares or other securities or financial instruments of or relating to Diamond Offshore or Noble may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets or in the commodities markets on Diamond Offshore or Noble, their respective securities or other financial instruments, or the mergers or the financing thereof or (iii) the impact of the mergers on the solvency or viability of Diamond Offshore or Noble or the ability of Diamond Offshore or Noble to pay their respective obligations when they come due.

Guggenheim Securities’ opinion was provided to the Diamond Offshore Board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger consideration. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to the Diamond Offshore Board with respect to the mergers, nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this proxy statement/prospectus constitute advice or a recommendation to any holder of Diamond Offshore common stock as to how to vote or act in connection with the mergers or otherwise. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement to the extent expressly specified in such opinion and does not address any other term, aspect or implication of the mergers (including, without limitation, the form or structure of the mergers), or the merger agreement or any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the mergers or any financing or other transactions related thereto.

For a description of the opinion that the Diamond Offshore Board received from Guggenheim Securities, see the section titled “The Transactions—Opinions of Diamond Offshore’s Financial Advisors—Opinion of Guggenheim Securities, LLC” beginning on page 68.

Opinion of TPH&Co.

Diamond Offshore retained TPH&Co., the energy business of Perella Weinberg Partners LP (“TPH” and, together with Guggenheim Securities, “Diamond Offshore’s financial advisors”), as Diamond Offshore’s financial advisor in connection with the transactions. On June 9, 2024, TPH rendered its oral opinion to the Diamond Offshore Board, subsequently confirmed in a written opinion dated June 9, 2024, to the effect that, as of such date, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the merger consideration to be received by the holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

TPH’s opinion was directed to the Diamond Offshore Board (in its capacity as such), and only addressed the fairness, from a financial point of view, of the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement, and did not address any other term, aspect or implication (financial or otherwise) of the merger agreement or the transactions. The summary of TPH’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken and other matters considered by TPH in preparing its opinion. Neither TPH’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any person (including any holder of interests in Diamond Offshore) as to how such person should vote or act on any matter relating to the transactions or any other matter.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Diamond Offshore stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Diamond Offshore Board in connection with its consideration of the transactions, and TPH’s opinion does not address any other term or aspect of the merger agreement or the transactions and does not constitute a recommendation as to how the Diamond Offshore Board, Diamond Offshore or any other person (including any holder of Diamond Offshore common stock) should vote or otherwise act with respect to the mergers or any other matter. TPH consented in writing to the inclusion of its opinion in full and the description of such opinion in this proxy statement/prospectus.

For additional information, see the section titled “The Transactions—Opinions of Diamond Offshore’s Financial Advisors—Opinion of TPH&Co.” beginning on page 83.

Interests of Directors and Executive Officers of Diamond Offshore in the Transactions

In considering the recommendation of the Diamond Offshore Board that Diamond Offshore stockholders vote to adopt the merger agreement, Diamond Offshore stockholders should be aware that certain directors and executive officers of Diamond Offshore have interests in the transactions that are different from, or in addition to, the interests of Diamond Offshore stockholders generally. The Diamond Offshore Board was aware of and considered these interests, among other matters, in approving the merger agreement and the transactions and in recommending the approval of the merger agreement by Diamond Offshore stockholders. For more information and quantification of these interests, please see the section titled “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions” beginning on page 97.

Noble Board Following the Transactions

Prior to the effective time of the second merger, Noble has agreed to take all necessary actions to cause the Noble Board, as of the effective time, to be increased by one director and to cause one individual who is, as of the date of the merger agreement, serving on the Diamond Offshore Board and mutually agreed by Diamond Offshore and Noble, to be appointed to the Noble Board immediately following the effective time.

Material U.S. Federal Income Tax Considerations

The mergers, taken together, are intended to qualify as a tax-free reorganization under Section 368(a) of the Code and not to be subject to Section 367(a)(1) of the Code, except with respect to a five-percent transferee shareholder, if any, as defined in Treasury Regulations Section 1.367(a)-3(c)(5)(ii). Noble and Diamond Offshore intend to report the mergers, taken together, consistent with such treatment. It is not a condition to Noble or Diamond Offshore’s obligations to complete the transactions that the mergers so qualify. None of the parties to the merger agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the mergers as a reorganization within the meaning of Section 368(a) of the Code or the non-application of Section 367(a)(1) of the Code to the mergers. However, in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, Kirkland & Ellis LLP, counsel to Diamond Offshore, will deliver a legal opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming the mergers are so treated, a U.S. Holder (as defined in the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) of Diamond Offshore common stock that is not a five-percent transferee shareholder generally will not recognize any realized loss but will recognize any realized gain as a result of the mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Noble ordinary shares (including any fractional share of Noble ordinary shares deemed received and redeemed for cash, as discussed in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. federal income tax consequences of the mergers to U.S. Holders”) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Noble ordinary shares) received by such U.S. Holder pursuant to the first merger over (B) such U.S. Holder’s adjusted tax basis in the Diamond Offshore common stock surrendered pursuant to the first merger and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Noble ordinary shares) received by such U.S. Holder pursuant to the first merger.

It is not a condition to Noble or Diamond Offshore’s obligations to complete the transactions that the mergers so qualify. None of the parties to the merger agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the mergers as a reorganization within the meaning of Section 368(a) of the Code or the non-application of Section 367(a)(1) to the mergers. If the mergers were to qualify as a reorganization, but Section 367(a)(1) of the Code were to apply to the mergers, a U.S. Holder of Diamond Offshore common stock would recognize gain (but not loss) equal to the excess, if any, of (x) the fair market value as of the closing date of any Noble ordinary shares received in the first merger, plus cash received in the first merger, over (y) such U.S. Holder’s tax basis in the Diamond Offshore common stock surrendered in the first merger, as calculated separately for each block of Diamond Offshore common stock held by such U.S. Holder. Any gain so recognized would generally be long-term capital gain if the U.S. Holder held the Diamond Offshore common stock for more than one year at the time the mergers are completed.

For a more complete description of the U.S. federal income tax consequences of the mergers, see the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

The tax consequences of the mergers are complex and will depend on the particular facts and circumstances of each holder of Diamond Offshore common stock. Holders of Diamond Offshore common stock are strongly urged to consult their own tax advisors to understand the tax consequences to them of the mergers.

Accounting Treatment of the Transactions

The transactions will be accounted for as a business combination under ASC 805 (as defined below). Under this method of accounting, Diamond Offshore will be treated as the “acquired” company for financial reporting purposes. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. The net assets of Noble will remain stated at historical cost.

Appraisal Rights

Record holders and beneficial owners of Diamond Offshore common stock who comply with the procedures set forth in Section 262 of the DGCL will be entitled to appraisal rights if the first merger is completed. Under Section 262 of the DGCL, record holders and beneficial owners of shares of Diamond Offshore common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of Diamond Offshore common stock appraised by the Delaware Court of Chancery. Shares of Diamond Offshore common stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, but instead will be canceled and represent the right to receive, in lieu of the merger consideration, a cash payment that is equal to the fair value of their shares of Diamond Offshore common stock at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the first merger), as determined by the

Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL. The fair value of such shares of Diamond Offshore common stock could be more than, less than, or equal to the merger consideration. Diamond Offshore is required to send a notice to that effect to each holder of Diamond Offshore common stock not less than 20 days prior to the special meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Diamond Offshore’s notice to the record holders of Diamond Offshore common stock that appraisal rights are available in connection with the first merger, and the full text of Section 262 of the DGCL is available at the following URL: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS. For more information regarding Diamond Offshore stockholders’ appraisal rights, see the section titled “The Transactions—Appraisal Rights” beginning on page 105

Regulatory Approvals Required for the Transactions

The transactions are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provide that certain transactions may not be completed until notification and report forms are furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”) and the applicable waiting period is terminated or expires. On June 24, 2024, each of Diamond Offshore and Noble filed its requisite notification and report form under the HSR Act. The consummation of the transactions is also conditioned upon regulatory clearance, approval or the absence of a formal investigation by governmental entities in certain other specified jurisdictions. The transactions cannot be completed until Diamond Offshore and Noble obtain regulatory approval to consummate the transactions in such jurisdictions or the applicable waiting periods (or extensions thereof) have expired or been terminated in each applicable jurisdiction. For more information regarding regulatory approvals, see the section titled “The Transactions—Regulatory Approvals Required for the Transactions” beginning on page 103.

Conditions to Completion of the Transactions

The completion of the transactions is subject to a number of conditions, including, among others, (i) the receipt of the Diamond Offshore stockholder approval, (ii) the receipt of any regulatory approvals required to consummate the first merger, (iii) the absence of any order or law prohibiting consummation of the transactions, (iv) the absence of any material adverse effect (as defined in the section titled “The Merger Agreement—Representations and Warranties” beginning on page 141) on Diamond Offshore or Noble since the date of the merger agreement, (v) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (vi) the authorization for listing on the NYSE of the Noble ordinary shares to be issued in connection with the first merger. These conditions make the completion and timing of the transactions uncertain. For a more detailed discussion regarding conditions to the transactions, see the section titled “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 144.

No Solicitation

In the merger agreement, from and after the date of the merger agreement until the effective time (or, if earlier, the termination of the merger agreement), Diamond Offshore has agreed, subject to exceptions contained therein, that it and its subsidiaries will not, and Diamond Offshore will cause its and its subsidiaries’ respective directors, officers and senior management employees not to, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:

•	initiate or solicit any inquiry, proposal or offer with respect to, or knowingly encourage or knowingly facilitate the making, submission or announcement of, any alternative proposal;

•	enter into or continue any discussions or negotiations with respect to Diamond Offshore or its subsidiaries to any person in connection with an alternative proposal;

•	take or propose to take any of the actions prohibited as described in the below paragraph in connection with an alternative proposal; or

•	publicly propose or agree to any of the foregoing.

In addition, except as expressly permitted by the merger agreement, from the date of the merger agreement until the effective time, or, if earlier, the termination of the merger agreement, neither the Diamond Offshore Board nor any committee thereof will: (i) grant any waiver, amendment or release under any takeover law; (ii) effect a change of recommendation; or (iii) authorize, cause or permit Diamond Offshore or any of its subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any alternative proposal.

The merger agreement includes customary exceptions such that, if Diamond Offshore receives an alternative proposal after the date of the merger agreement and not resulting from a breach in any material respect of the non-solicitation provisions contained in the merger agreement, and the Diamond Offshore Board determines in good faith (after consultation with outside counsel and its financial advisors) such alternative proposal constitutes a superior proposal (taking into account any adjustments to the terms and conditions of the merger agreement proposed by Noble in response to such alternative proposal), the Diamond Offshore Board may effect a change of recommendation, authorize, adopt, or approve such superior proposal, grant a waiver, amendment or release under any takeover law with respect to such superior proposal and/or cause or permit Diamond Offshore or any of its subsidiaries to enter into an alternative acquisition agreement with respect to such superior proposal in accordance with the termination rights described in the section titled “The Merger Agreement—Termination of the Merger Agreement—Termination Rights of Diamond Offshore and Noble” beginning on page 147, subject to compliance with procedures specified in the merger agreement. For a discussion of those procedures, as well as what constitutes an alternative proposal or a superior proposal and the limitations on solicitation of alternative proposals, see the section titled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 131.

Termination of the Merger Agreement

The merger agreement may be terminated and abandoned at any time prior to the effective time of the second merger, whether before or after the Diamond Offshore stockholder approval has been obtained:

•	by the mutual written consent of Diamond Offshore and Noble;

•	by either Diamond Offshore or Noble:

•

if the consummation of the transactions does not occur on or before June 9, 2025 (the “end date”); except that the end date will automatically be successively extended to December 9, 2025 and June 9, 2026 if all required applicable regulatory approvals have not been obtained by what would otherwise be the end date but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived or due to an agreement with a governmental entity; provided that the party seeking to terminate the merger agreement has not breached its obligations under the merger agreement in any manner that has been the primary cause of the failure to consummate the transactions on or before such date;

•

if any court of competent jurisdiction or any other governmental entity of competent jurisdiction has issued or entered an order or any law permanently enjoining or otherwise prohibiting the consummation of the transactions and such order or law has become final and non-appealable; provided that the party seeking to terminate the merger agreement has used efforts as required by the merger agreement to prevent, oppose and remove such injunction; or

•	if the special meeting (including any adjournments or postponements thereof) has concluded and the Diamond Offshore stockholder approval has not been obtained;

•	by Diamond Offshore:

•

if Noble has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would result in a failure of a condition to the completion of the transactions, subject to a cure period specified in the merger agreement; or

•

in accordance with the provisions of the merger agreement described in the section titled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 131, at any time prior to the receipt of the Diamond Offshore stockholder approval, if (A) the Diamond Offshore Board has authorized Diamond Offshore to enter into an alternative acquisition agreement with respect to a superior proposal, (B) prior to or concurrently with such termination, Diamond Offshore will have paid (or cause to be paid) a termination fee of $60,000,000 to Noble and (C) concurrently with the termination of the merger agreement, Diamond Offshore enters into an alternative acquisition agreement with respect to the superior proposal referred to in clause (A); and

•	by Noble:

•	at any time prior to the receipt of the Diamond Offshore stockholder approval, in the event of a change of recommendation; or

•

if Diamond Offshore has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would result in a failure of a condition to the completion of the transactions, subject to a cure period specified in the merger agreement.

For a more detailed discussion of Diamond Offshore’s and Noble’s termination rights, see the section titled “The Merger Agreement—Termination of the Merger Agreement—Termination Rights of Diamond Offshore and Noble” beginning on page 147.

Termination Fees

Upon termination of the merger agreement under specified circumstances, including the termination by Noble in the event of a change of recommendation or by Diamond Offshore in order to enter into a definitive agreement with respect to a superior proposal, Diamond Offshore would be required to pay Noble a termination fee of $60,000,000. If the merger agreement is terminated by Noble or Diamond Offshore after the special meeting has concluded and the Diamond Offshore stockholder approval has not been obtained, Diamond Offshore would be required to pay Noble a no vote termination fee of $16,500,000. See the section titled “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” beginning on page 148.

Special Meeting

Date, Time, Place and Purpose of the Special Meeting

The special meeting will be held in [—], on [—], 2024, at [—] a.m., Central Time. The purpose of the special meeting is to consider and vote on the merger agreement proposal, the advisory compensation proposal and the approval of the adjournment proposal. Diamond Offshore will transact no other business at the special meeting.

Record Date and Outstanding Shares of Diamond Offshore Common Stock

Only holders of record of issued and outstanding shares of Diamond Offshore common stock as of the close of business on [—], 2024, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

As of the close of business on the record date, there were [—] shares of Diamond Offshore common stock issued and outstanding and entitled to vote at the special meeting. You may cast one vote for each share of Diamond Offshore common stock that you held as of the close of business on the record date.

A complete list of Diamond Offshore stockholders entitled to vote at the special meeting will be available for inspection at 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079 during regular business hours for a period of at least 10 days prior to the special meeting. If you would like to inspect the list of Diamond Offshore stockholders of record, please call the Diamond Offshore Investor Relations department at (281) 492-5300 to schedule an appointment or request access. A certified list of eligible Diamond Offshore stockholders will be available for inspection during the special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of Diamond Offshore stockholders is necessary to hold a valid meeting. The presence at the special meeting, in person or by proxy, of the holders of issued and outstanding shares of Diamond Offshore common stock representing a majority in voting power and entitled to vote at the meeting constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “ABSTAIN” in respect of the proposal, your shares of Diamond Offshore common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the special meeting. If there are any broker non-votes, the shares will not be considered present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Diamond Offshore Board.

Required Votes

Approval of the merger agreement proposal requires the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote (whether in attendance at the special meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of each of the advisory compensation proposal and the adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote on the applicable proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the advisory compensation proposal or the adjournment proposal (in each case, assuming a quorum is present). Broker non-votes will have no effect on the outcome of the vote on the advisory compensation proposal or the adjournment proposal.

Adjournment

Whether or not a quorum is present, the chairperson of the meeting may adjourn the meeting from time to time, without notice other than by announcement at the meeting, to another date, time or place, if any. Even if a quorum is present, the special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement if sufficient votes are cast in favor of the adjournment proposal. The merger agreement provides that Diamond Offshore shall be entitled to one or more, but no more than three, adjournments or postponements of the special meeting if it determines (in consultation with Noble) it is reasonably advisable to do so to obtain a quorum or to obtain the requisite votes to obtain the approval of the merger agreement proposal.

Vote of Diamond Offshore’s Directors and Executive Officers

As of the close of business on [—], 2024, the last practicable date prior to the date of this proxy statement/prospectus, Diamond Offshore directors and executive officers, as a group, owned and were entitled to vote [—] shares of Diamond Offshore common stock, or approximately [—]% of the total outstanding shares of Diamond Offshore common stock, based on [—] shares of Diamond Offshore common stock outstanding on that date. Diamond Offshore currently expects that all of its directors and executive officers will vote their shares “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Risk Factors

You should consider all the information contained in, and incorporated by reference into, this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under the section titled “Risk Factors” beginning on page 27.

Comparative Market Price Data

The following table sets forth the closing sales prices per share of Noble and Diamond Offshore, respectively, on the NYSE on June 7, 2024, the last trading day prior to the public announcement of the merger agreement, and on [—], 2024, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Diamond Offshore common stock as of the same two dates. The implied value for the merger consideration was calculated by multiplying the closing sales price of a Noble ordinary share on the relevant date by the exchange ratio of 0.2316 Noble ordinary shares for each share of Diamond Offshore common stock, and adding the $5.65 per share cash consideration.

The value of the merger consideration to be received in exchange for each share of Diamond Offshore common stock will fluctuate with the market value of Diamond Offshore common stock until the transaction is complete.

	Noble Ordinary Shares			Diamond Offshore Common Stock			Implied per Share Value of Merger Consideration(1)
June 7, 2024		$42.60			$13.93			$15.52
[—], 2024	$	[—	]	$	[—	]	$	[—	]

(1)	Includes per share cash consideration of $5.65 per share of Diamond Offshore common stock.

Holders of Noble ordinary shares and Diamond Offshore common stock are encouraged to obtain current market quotations for Noble ordinary shares and Diamond Offshore common stock and to review carefully the other information contained in, attached to or incorporated by reference into this proxy statement/prospectus. No assurance can be given concerning the market price of Noble ordinary shares before or after the effective date of the transactions. For additional information, see the section titled “Where You Can Find More Information” beginning on page 204.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes “forward-looking statements” within the meaning of U.S. federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “continue,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “possible,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain such as statements about the consummation of the transactions, including the expected time period to consummate the transactions, and the anticipated benefits (including synergies and free cash flow accretion) of the transactions and planned dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Noble and Diamond Offshore, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to:

•	the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Noble and Diamond Offshore;

•	uncertainties as to whether the transactions will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits;

•	Noble’s ability to integrate Diamond Offshore’s operations in a successful manner and in the expected time period;

•	the possibility that any of the anticipated benefits and projected synergies of the transactions will not be realized or will not be realized within the expected time period;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	risks that the anticipated tax treatment of the transactions is not obtained;

•	unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support;

•	unexpected future capital expenditures;

•	potential litigation relating to the transactions that could be instituted against Noble or Diamond Offshore or their respective directors;

•	the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the effect of the pendency or completion of the transactions on the parties’ business relationships and business generally;

•

risks that the transactions disrupt current plans and operations of Noble or Diamond Offshore, as well as the risk of disruption of Noble’s or Diamond Offshore’s management and business during the pendency of, or following, the transactions;

•	changes in commodity prices;

•

negative effects of the announcement of the transactions, and the pendency or completion of the transactions on the market price of Noble ordinary shares or Diamond Offshore common stock and/or operating results;

•	rating agency actions and Noble’s and Diamond Offshore’s ability to access debt markets on a timely and affordable basis;

•	decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production;

•	price competition and cyclicality in the offshore drilling industry, offshore rig supply, dayrates and demand for rigs;

•	contract duration, renewal, terminations and repricing, national oil companies and governmental clients, contract backlog, customer and geographic concentration;

•	operational hazards and risks;

•	labor force unionization, labor interruptions and labor regulations;

•

major natural disasters, catastrophic events, acts of war, terrorism or social unrest, pandemics, or other similar events that could disrupt operations and the impact of hurricanes and windstorm damage;

•	the risks of joint ventures, as well as investments in associates;

•

international operations and related mobilization and demobilization of rigs, operational interruptions, delays, upgrades, refurbishment and repair of rigs and any related delays and cost overruns or reduced payment of dayrates;

•	impacts of inflation;

•	renewal of insurance;

•	protection of sensitive information, operational technology systems and critical data;

•	the ability to attract and retain skilled personnel or the increased cost in doing so;

•	impacts of supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases;

•	future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions;

•	responding to energy rebalancing;

•	non-performance of suppliers or third-party subcontractors;

•	increasing attention to environmental, social and governance matters, including climate change;

•	the effects of industry, market, economic, political or regulatory conditions outside of Noble’s or Diamond Offshore’s control; and

•

the risks described in Part I, Item 1A “Risk Factors” of (i) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) Diamond Offshore’s Annual Report on Form 10-K for the year ended December 31, 2023, and, in each case, in subsequent filings with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 27. See the section titled “Where You Can Find More Information” beginning on page 204 of this proxy statement/prospectus.

These forward-looking statements reflect Noble’s and Diamond Offshore’s current views with respect to future events and are based on numerous assumptions and assessments made by Noble and Diamond Offshore in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Noble’s and Diamond Offshore’s plans with respect to the transactions, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this proxy statement/prospectus or, in the case of the information incorporated by reference herein, as of the date of such document. Neither Noble nor Diamond Offshore assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. With respect to Noble’s capital allocation policy, distributions to shareholders in the form of either dividends or share buybacks are subject to the assessment of the Board of Directors of Noble (the “Noble Board”) of factors such as business development, growth strategy, current leverage and financing needs. There can be no assurance that a dividend will be declared or continued.

RISK FACTORS

In addition to the other information included in or incorporated by reference into this proxy statement/prospectus (including the annexes hereto), including, among others, the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” Diamond Offshore stockholders should carefully consider the following risk factors before deciding whether to vote for the merger agreement proposal. In addition, you should read and consider the risks associated with each of the businesses of Diamond Offshore and Noble because these risks will relate to Noble following the completion of the transactions. Descriptions of some of these risks can be found in Noble’s and Diamond Offshore’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2023, and any amendments thereto, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus (including the annexes hereto) and the other documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204.

Risks Related to the Transactions

The exchange ratio is fixed and will not be adjusted in the event of fluctuations in the market price of Noble ordinary shares or shares of Diamond Offshore common stock.

Upon completion of the first merger, each share of Diamond Offshore common stock will be converted into the right to receive $5.65 in cash (as such amount of cash may potentially be adjusted, see the section titled “The Merger Agreement—Merger Consideration—Effects of the Mergers” beginning on page 121), without interest, and 0.2316 of validly issued, fully paid and non-assessable Noble ordinary shares. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Noble ordinary shares or Diamond Offshore common stock between the date of the merger agreement and the effective time. Due to the fixed exchange ratio, fluctuations in the price of Noble ordinary shares will drive corresponding changes in the value of the merger consideration payable to each Diamond Offshore stockholder. As a result, changes in the price of Noble ordinary shares prior to the completion of the first merger will affect the market value that Diamond Offshore stockholders will become entitled to receive at the effective time. Changes in the price of Noble ordinary shares or Diamond Offshore common stock could result from changes in the business, operations or prospects of Noble or Diamond Offshore prior to or following the completion of the first merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Noble or Diamond Offshore, including, among other things, a decline in the price of oil or gas, a reduction in demand for oil and gas products, increased regulation of drilling and production and a number of other factors beyond the companies’ control that are more fully described in the risk factors sections included in Noble’s and Diamond Offshore’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2023, each of which is filed with the SEC and incorporated by reference into this proxy statement/prospectus.

The price of Noble ordinary shares has fluctuated during the period between the date of the merger agreement and the date of this proxy statement/prospectus, and may continue to change through the date of the special meeting and the date that the first merger is completed. For example, based on the range of closing prices of Noble ordinary shares and shares of Diamond Offshore common stock during the period from June 7, 2024, the last full trading day before the public announcement of the transactions, through [—], 2024, the last practicable trading date before the date of this proxy statement/prospectus, the implied merger consideration to be received by Diamond Offshore stockholders ranged from a high of $[—] to a low of $[—] for each share of Diamond Offshore common stock. The actual market value of the Noble ordinary shares received by holders of Diamond Offshore common stock upon completion of the first merger may be outside this range.

The transactions may be completed a considerable period of time after the date of the special meeting. Therefore, at the time of the special meeting, Diamond Offshore stockholders will not know with certainty the value of the

Noble ordinary shares that they will receive upon completion of the first merger. It is possible that, at the time of the closing of the first merger, the shares of Diamond Offshore common stock held by Diamond Offshore stockholders may have a greater market value than the cash and the Noble ordinary shares for which they are exchanged.

The transactions are subject to conditions, some or all of which may not be satisfied or completed on a timely basis, or at all. The merger agreement may be terminated in accordance with its terms if such conditions are not completed.

The completion of the transactions is subject to a number of conditions, including, among others, (i) the receipt of the Diamond Offshore stockholder approval, (ii) the receipt of any regulatory approvals required to consummate the first merger, (iii) the absence of any order or law prohibiting consummation of the transactions, (iv) the absence of any material adverse effect (as defined in the section titled “The Merger Agreement—Representations and Warranties” beginning on page 141) on Diamond Offshore or Noble since the date of the merger agreement, (v) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (vi) the authorization for listing on the NYSE of the Noble ordinary shares to be issued in connection with the first merger. These conditions make the completion and timing of the transactions uncertain. For a more detailed discussion regarding conditions to the transactions, see the section titled “The Merger Agreement—Conditions to Completion of the Transactions” beginning on page 144.

In addition, if the transactions are not completed by June 9, 2025, or, in certain instances, on or before June 9, 2026, either Noble or Diamond Offshore may choose not to proceed with the transactions by terminating the merger agreement, and the parties can mutually decide to terminate the merger agreement at any time. Further, either Noble or Diamond Offshore may elect to terminate the merger agreement in certain other circumstances, as further described in the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147.

Failure to complete the transactions in a timely manner or at all could have adverse effects on the market value, trading price and/or the future business results and financial condition of Diamond Offshore and Noble.

If the transactions are not completed, the ongoing business, financial condition, financial results and stock price of Diamond Offshore and/or Noble may be adversely affected. Without realizing any of the benefits of having completed the transactions, Noble and/or Diamond Offshore may be subject to a number of risks, including the following:

•

the market price of Noble ordinary shares and/or Diamond Offshore common stock could decline to the extent that the current market price reflects a market assumption that the transactions will be completed;

•

Diamond Offshore could owe a termination fee of $60,000,000 to Noble if the merger agreement is terminated pursuant to any of the circumstances described in the section titled “The Merger Agreement—Termination Fees” beginning on page 148;

•

Diamond Offshore could owe a no vote termination fee of $16,500,000 to Noble if the merger agreement is terminated after the special meeting has concluded and the Diamond Offshore stockholder approval has not been obtained;

•

if the merger agreement is terminated and the Noble Board or the Diamond Offshore Board seeks another business combination, Noble shareholders and Diamond Offshore stockholders cannot be certain that Noble or Diamond Offshore will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•

time and resources committed by Noble’s and Diamond Offshore’s respective management teams to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;

•	Noble and/or Diamond Offshore may experience negative reactions from the financial markets or from their respective customers, suppliers, business partners or employees;

•

Noble and Diamond Offshore will be required to pay their respective costs relating to the transactions, such as legal, accounting, financial advisor and other fees and expenses, of which, many such costs will be due and payable whether or not such transactions are completed; and

•

litigation related to any failure to complete the transactions or related to any enforcement proceeding commenced against Noble or Diamond Offshore to perform their respective obligations pursuant to the merger agreement.

The materialization of any of these risks could adversely impact Noble’s and Diamond Offshore’s respective ongoing businesses, financial condition, financial results and the price of Noble ordinary shares or Diamond Offshore common stock. Similarly, delays in the completion of the transactions could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the transactions.

The merger agreement contains provisions that limit Diamond Offshore’s ability to pursue alternatives to the transactions, which could discourage a potential competing acquiror of Diamond Offshore from making a favorable alternative proposal and, in specified circumstances, could require Diamond Offshore to pay a termination fee to Noble.

The merger agreement contains certain provisions that restrict Diamond Offshore’s ability to initiate, solicit, knowingly encourage or knowingly facilitate or, subject to certain exceptions, engage in, discussions or negotiations with respect to, or, subject to certain exceptions, approve or recommend, any alternative proposal. Further, even if the Diamond Offshore Board withdraws or qualifies its recommendation with respect to the adoption of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, Diamond Offshore will still be required to hold the special meeting for the purpose of obtaining the Diamond Offshore stockholder approval. See the section titled “The Merger Agreement—Covenants and Agreements—The Special Meeting” beginning on page 134. In addition, Noble generally has an opportunity to offer to modify the terms of the transactions in response to any alternative proposal before the Diamond Offshore Board may withdraw or qualify its recommendation to adopt the merger agreement or otherwise terminate the merger agreement. See the section titled “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 131.

In any of the circumstances described in the section titled “The Merger Agreement—Termination Fees” beginning on page 148, upon termination of the merger agreement, Diamond Offshore would be required to pay a termination fee of $60,000,000 to Noble. If the merger agreement is terminated by Noble or Diamond Offshore after the special meeting has concluded and the Diamond Offshore stockholder approval has not been obtained, Diamond Offshore would be required to pay Noble a no-vote termination fee of $16,500,000. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 147.

While the Diamond Offshore Board concluded these obligations were reasonable and customary under the circumstances and would not unduly deter any other party that may be interested in acquiring Diamond Offshore, these provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Diamond Offshore or pursuing an alternative proposal from considering or proposing such an alternative proposal, even if such third-party acquiror or merger partner were prepared to pay consideration with a higher per share implied value than the per share implied value of the merger consideration. In particular, the termination fee, if applicable, could result in a potential third-party acquiror or merger partner proposing to pay consideration with a lower per share implied value to the Diamond Offshore stockholders than it might otherwise have proposed to pay absent such termination fee.

If the merger agreement is terminated and Diamond Offshore determines to seek another business combination, Diamond Offshore may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger agreement.

The transactions are subject to the requirements of the HSR Act and other regulatory approvals, and regulatory authorities may impose conditions that could have an adverse effect on Noble and/or Diamond Offshore following the transactions or that could delay, prevent or increase the costs associated with completion of the transactions.

Before the transactions may be completed, the applicable waiting period (including any extensions thereof) under the provisions of the HSR Act must have expired or been terminated and all other required regulatory clearance or approvals must be obtained. In deciding whether to grant the required approvals, consents, registrations, permits, expirations or terminations of waiting periods, authorizations or other confirmations, the relevant governmental entities from which these approvals are required have broad discretion in administering applicable laws and may take into account various facts and circumstances in their consideration of the transactions, including other potential transactions in the business and industries in which Diamond Offshore and Noble participate. These governmental entities may be affected by government shutdowns, which could result in delays regarding any potential approvals or other actions, or other changes in the regulatory or legislative landscape. These governmental entities may at their discretion initiate proceedings seeking to prevent, or otherwise seek to prevent, the transactions. As a condition to the approval of the transactions, these governmental entities also may seek to impose requirements, limitations or costs or place restrictions on the conduct of Diamond Offshore’s business or Noble’s business following the transactions. Under the merger agreement, each of Noble and Diamond Offshore has agreed to use its reasonable best efforts to take all actions, and to do and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the mergers and the other transactions.

Other governmental agencies, bodies, authorities or entities may also impose conditions, terms, obligations, requirements, limitations, costs, divestitures or other restrictions in connection with their approval of or consent to the transactions, and such conditions, terms, obligations, requirements, limitations, costs, divestitures or other restrictions may delay completion of the transactions or impose additional material costs on or materially limit Noble’s revenues following the completion of the transactions. There can be no assurance that governmental agencies, bodies, authorities or entities will choose not to impose such conditions, terms, obligations, requirements, limitations, costs, divestitures or other restrictions, and, if imposed, such conditions, terms, obligations or restrictions may delay or lead to the abandonment of the transactions. At any time before or after consummation of the transactions, any governmental entity of competent jurisdiction could take such action under regulatory laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transactions, seeking to place limitations or obligations on the commercial activities of Noble or Diamond Offshore or seeking the divestiture of substantial assets of Noble or Diamond Offshore or their respective subsidiaries.

However, notwithstanding each party’s commitment to use such reasonable best efforts, Noble is not required to take any actions or agree to any such remedies if doing so would have, or be expected to have, individually or in the aggregate, a material adverse effect on Noble, defined by reference to certain parameters specified in the merger agreement, including, subject to the following sentence, any such requirements, limitations costs, divestitures or other restrictions. Diamond Offshore and Noble have agreed that any action or agreement to any such remedy that would, or would reasonably be expected to, result in the sale, disposition or other disposal of any drillship will be deemed for the purposes described in the foregoing sentence to have a material adverse effect on Noble. See the section titled “The Merger Agreement—Covenants and Agreements—Regulatory Efforts” beginning on page 136.

In addition, the special meeting may take place before certain required regulatory approvals have been obtained and, therefore, before the terms on which such required regulatory approvals may be obtained, or the conditions to obtaining such regulatory approvals that may be imposed, are known. As a result, if Diamond Offshore stockholders approve the first merger at the special meeting, Noble and Diamond Offshore may make decisions after the special meeting to waive a condition as to the receipt of certain required regulatory approvals or to take certain actions required to obtain such approvals without seeking further stockholder approval, and such actions could have an adverse effect on Noble following the completion of the transactions.

For a more detailed description of the regulatory review process, see the section titled “The Transactions—Regulatory Approvals Required for the Transactions” beginning on page 103.

Any delay in completing the transactions may substantially reduce the benefits expected to be obtained from the transactions.

In addition to obtaining the required governmental clearances and approvals, the transactions are subject to a number of other conditions beyond the control of Noble and Diamond Offshore that may delay or otherwise materially adversely affect its completion. See the risk factor titled “—Failure to complete the transactions in a timely manner or at all could have adverse effects on the market value, trading price and/or the future business results and financial condition of Diamond Offshore and Noble.” Noble and Diamond Offshore cannot predict when the conditions required to complete the transactions will be satisfied. Any delay in completing the transactions may materially adversely affect the synergies, including the anticipated annual pre-tax cost synergies of approximately $100 million, and other benefits that Noble and Diamond Offshore expect to achieve if the transactions and the integration of their respective businesses are completed within the expected time frame.

Members of the Diamond Offshore Board and management have interests in the transactions that are different from, or in addition to, those of other stockholders.

In considering whether to adopt the merger agreement and approve the transactions, Diamond Offshore stockholders should recognize that members of the Diamond Offshore Board and management have interests in the transactions that differ from, or are in addition to, their interests as stockholders of Diamond Offshore.

The executive officers of Diamond Offshore have arrangements with Diamond Offshore that provide for certain severance payments or benefits, accelerated vesting of certain equity-based awards and other rights and other payments or benefits upon completion of the transactions, and/or if their employment or service is terminated under certain circumstances between the date of the merger agreement and the effective time and following the completion of the transactions. The executive officers and directors of Diamond Offshore also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the transactions. In addition, prior to the effective time of the second merger, Noble has agreed to take all necessary actions to cause the Noble Board, as of the effective time, to be increased by one director and to cause one individual who is, as of the date of the merger agreement, serving on the Diamond Offshore Board and mutually agreed by Diamond Offshore and Noble, to be appointed to the Noble Board immediately following the effective time. The Diamond Offshore Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Diamond Offshore stockholders vote “FOR” the merger agreement proposal and “FOR” the advisory compensation proposal.

These interests are further described in “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions” beginning on page 97.

Each party is subject to business uncertainties and contractual restrictions while the proposed transactions are pending, which could adversely affect each party’s respective business and operations.

In connection with the pendency of the transactions, it is possible that some customers, suppliers and other persons with whom Noble or Diamond Offshore has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Noble or Diamond Offshore, as the case may be, as a result of the pendency of the transactions. In addition, the merger agreement restricts each company, without the other’s consent, from making certain acquisitions and taking other specified actions until the transactions close or the merger agreement terminates. For example, during the pendency of the transactions, Diamond Offshore cannot sell, in the aggregate, material properties or assets having a fair market value in excess of $25 million and Noble cannot sell, in the aggregate, material properties or assets, in each case, consisting of floater rigs having a fair market value in excess of $400 million, in each case subject to exceptions specified in the merger agreement. These restrictions may prevent Diamond Offshore or Noble from pursuing otherwise attractive business opportunities and making other changes to their respective businesses before completion of the transactions or termination of the merger agreement. See the section titled “The Merger Agreement—Covenants and Agreements—Conduct of Business” beginning on page 125.

The Diamond Offshore Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisors reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The Diamond Offshore Board has received an opinion from each of its financial advisors dated June 9, 2024 in connection with the Diamond Offshore Board’s evaluation of the transactions. The Diamond Offshore Board has not requested, and does not anticipate requesting, an updated opinion from each of its financial advisors reflecting changes in circumstances that may have occurred since the signing of the merger agreement. As a result, the Diamond Offshore Board will not receive an updated, revised or reaffirmed opinion from each of its financial advisors prior to the consummation of the transactions. Changes in the operations and prospects of Noble or Diamond Offshore, general market and economic conditions and other factors that may be beyond the control of Diamond Offshore or Noble, may significantly alter the value of Noble or Diamond Offshore or the prices of Noble ordinary shares or of the shares of Diamond Offshore common stock by the time the transactions are completed. The opinions of each of Diamond Offshore’s financial advisors speak as of the date each such opinion was rendered, and do not speak as of the time the transactions will be completed nor as of any date other than the date of each such opinion. Because the Diamond Offshore Board does not anticipate requesting its financial advisors to update their respective opinions, the opinions will not address the fairness of the merger consideration, from a financial point of view, at the time the transactions are consummated. The Diamond Offshore Board recommendation that Diamond Offshore stockholders vote “FOR” the merger agreement proposal, the advisory compensation proposal and the adjournment proposal, however, is made as of the date of this proxy statement/prospectus.

For a description of the opinions that Diamond Offshore received from its financial advisors, see the section titled “The Transactions—Opinions of Diamond Offshore’s Financial Advisors” beginning on page 68. Copies of the respective opinions of Diamond Offshore’s financial advisors are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.

Uncertainties associated with the transactions may cause a loss of management personnel and other key employees, and Noble and Diamond Offshore may be unable to attract or retain management personnel and other key employees during the pendency of the transactions, which could adversely affect the future business and operations of Noble after the completion of the transactions.

Noble and Diamond Offshore are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The success of Noble after the completion of the transactions will depend in part upon the ability of Noble and Diamond Offshore to attract, motivate and retain key management personnel and other key employees. In connection with the pending transactions, Noble’s and Diamond Offshore’s current and prospective employees may experience uncertainty about their future roles with Noble following completion of the transactions, which may materially adversely affect Noble’s and Diamond Offshore’s ability to attract, motivate and retain management personnel and other key employees during the pendency of the transactions. Furthermore, Noble and Diamond Offshore may incur costs in their efforts to retain management personnel and other key employees prior to and after the completion of the transactions. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Noble following completion of the transactions. Accordingly, no assurance can be given that Noble and Diamond Offshore will be able to retain management personnel and other key employees to the same extent that Noble and Diamond Offshore have been able to in the past.

Potential litigation against Noble and Diamond Offshore could result in substantial costs, an injunction preventing the completion of the transactions and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is unsuccessful, defending against these claims can result in substantial costs. An adverse judgment could result in monetary damages, which could have a negative impact on Noble’s and Diamond Offshore’s respective liquidity and financial condition.

Stockholders of Diamond Offshore may file lawsuits against Noble, Diamond Offshore and/or the directors and officers of either company in connection with the transactions. These lawsuits could prevent or delay the completion of the transactions and result in significant costs to Diamond Offshore and/or Noble, including any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of any potential lawsuits.

Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the transactions, then that injunction may delay or prevent the transactions from being completed, or from being completed within the expected time frame, which may adversely affect Noble’s and Diamond Offshore’s respective business, financial position and results of operation. Currently, neither Noble nor Diamond Offshore is aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the transactions.

Completion of the transactions may trigger change in control or other provisions in certain agreements to which Diamond Offshore is a party, which may have an adverse impact on Noble’s business and results of operations after completion of the transactions.

The completion of the transactions may trigger change in control and other provisions in certain agreements to which Diamond Offshore is a party. If Noble and Diamond Offshore are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Noble and Diamond Offshore are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Diamond Offshore or Noble following the transactions, including the first merger and the second merger.

The Noble ordinary shares to be received by Diamond Offshore stockholders upon completion of the first merger will have different rights from shares of Diamond Offshore common stock due to the difference between Delaware law and English law.

Upon completion of the first merger, Diamond Offshore stockholders will no longer be stockholders of Diamond Offshore but will instead become shareholders of Noble, and their rights as Noble shareholders will be governed by English law, including the Companies Act 2006 of the United Kingdom and, the terms of Noble’s amended and restated memorandum and articles of association (“Noble’s articles”). The terms of Noble’s articles are in some respects materially different than the terms of the Fourth Amended and Restated Certificate of Incorporate of Diamond Offshore (the “Diamond Offshore charter”), and the Third Amended and Restated Bylaws of Diamond Offshore (the “Diamond Offshore bylaws”), which currently govern the rights of Diamond Offshore stockholders.

It may be difficult for shareholders of Noble (including former Diamond Offshore stockholders that become shareholders of Noble upon completion of the first merger) to effect service of process on Noble or its directors or officers in the United States or to enforce in the United States judgments obtained in U.S. courts against Noble or its officers or directors based on the civil liability provisions of the U.S. securities laws or otherwise. Even if a shareholder of Noble is successful in bringing an action of this kind, English law (or any other applicable law) may render such shareholder of Noble unable to enforce a judgment against Noble’s assets or the assets of its directors and executive officers. In addition, it is doubtful whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result of the above, holders of Noble ordinary shares may have more difficulty in protecting their interest through actions against Noble’s management, directors or major shareholders than they would as stockholders of Diamond Offshore common stock.

See the section titled “Comparison of Rights of Shareholders of Noble and Stockholders of Diamond Offshore” beginning on page 171 for a discussion of the different rights associated with shares of Diamond Offshore common stock and Noble ordinary shares.

Noble or Diamond Offshore may waive one or more of the closing conditions without re-soliciting stockholder approval.

The consummation of the transactions is subject to the satisfaction or waiver of certain conditions. Noble and/or Diamond Offshore may determine to waive, in whole or in part as permitted by applicable law, one or more of the conditions to closing the transactions prior to Noble or Diamond Offshore, as the case may be, being obligated to consummate the transactions. Each of Noble and Diamond Offshore currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders in light of the facts and circumstances at the time and to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the transactions, amend or supplement this proxy statement/prospectus as a result of a waiver or, in the case of Diamond Offshore, re-solicit stockholder approval, will be made by Noble or Diamond Offshore at the time of such waiver based on the facts and circumstances as they exist at that time.

Diamond Offshore stockholders will have a significantly reduced ownership and voting interest after the first merger and will exercise less influence over the policies of Noble following completion of the first merger than they now have on the policies of Diamond Offshore.

Noble shareholders currently have the right to vote in the election of the Noble Board and on other matters affecting Noble. Diamond Offshore stockholders currently have the right to vote in the election of the Diamond Offshore Board and on other matters affecting Diamond Offshore. Immediately after the transactions are completed, it is expected that current Noble shareholders will own approximately [—]% of outstanding Noble ordinary shares, and current Diamond Offshore stockholders will own approximately [—]% of outstanding Noble ordinary shares, in each case based on closing prices of Noble ordinary shares and shares of Diamond Offshore common stock as of [—], 2024, the last practicable date before the date of this proxy statement/prospectus. As a result, current Diamond Offshore stockholders will have significantly less influence on the policies of Noble than they now have on the policies of Diamond Offshore.

Risks Related to Noble After Completion of the Transactions

Noble may not achieve the intended benefits and the transactions may disrupt its current plans or operations.

There can be no assurance that Noble will be able to successfully integrate Diamond Offshore’s assets or otherwise realize the expected benefits of the transactions (including annual pre-tax cost synergies). Difficulties in integrating Diamond Offshore into Noble may result in Noble performing differently than expected, in operational challenges or in the failure to realize anticipated synergies and efficiencies in the expected time frame or at all, including annual pre-tax cost synergies of approximately $100 million, in which case the transactions may not be accretive to earnings per share, may not improve Noble’s balance sheet position, may not enhance Noble’s ability to delever and may not generate additional free cash flow. The integration of the two companies may result in material challenges, including the diversion of management’s attention from ongoing business concerns; retaining key management and other employees; retaining or attracting business and operational relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; consolidating corporate and administrative infrastructures and eliminating duplicative operations; coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; as well as potential unknown liabilities, unforeseen expenses relating to integration, or delays associated with the acquisition. See the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 24.

The combined company’s results may suffer if it does not effectively manage its expanded operations following the merger.

Following completion of the transactions, the combined company’s success will depend, in part, on Noble’s ability to manage the expansion resulting from the transactions, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Diamond Offshore into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with industry contacts and business partners.

The anticipated benefits and cost savings of the merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Noble does not currently foresee. Some of the assumptions that Noble has made, such as the achievement of pre-tax cost synergies of approximately $100 million, may not be realized, in which case the transactions may not be accretive to earnings per share, may not improve Noble’s balance sheet position, may not enhance Noble’s ability to delever and may not generate additional free cash flow. There could also be unknown liabilities and unforeseen expenses associated with the transactions that were not discovered in the due diligence review conducted by each company prior to entering into the merger agreement.

The market price of Noble ordinary shares after completion of the first merger may be affected by factors different from those affecting the price of Noble ordinary shares or Diamond Offshore common stock before the completion of the transactions.

Upon completion of the first merger, holders of Noble ordinary shares and Diamond Offshore common stock will be holders of Noble ordinary shares. As the businesses of Noble and Diamond Offshore are different, the results of operations as well as the price of Noble ordinary shares may in the future be affected by factors different from those factors affecting Noble and Diamond Offshore as independent standalone companies. Following completion of the transactions, Noble will face additional risks and uncertainties that Noble or Diamond Offshore may currently not be exposed to as independent companies.

The market price of Noble ordinary shares may decline as a result of completing the transactions.

The market price of Noble ordinary shares may decline as a result of completing the transactions if, among other things, it is unable to achieve the expected benefits and synergies of the transactions, if the transactions are not completed within the anticipated timeframe or if the costs related to the transactions are greater than expected. The market price of Noble ordinary shares also may decline if Noble does not achieve the perceived benefits and expected synergies of the transactions as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on Noble’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The completion of the transactions may result in a loss of customers, distributors, suppliers, vendors, landlords and other business partners and may result in the termination of existing contracts.

Following the completion of the transactions, some of the customers, distributors, suppliers, vendors, landlords and other business partners of Diamond Offshore may terminate or scale back their current or prospective business relationships with Noble. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Noble is too closely allied with one of their competitors. In addition, Diamond Offshore has contracts with customers, landlords and other business partners that may require it to obtain consents from these other parties in connection with the transactions, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords and other business partners are adversely affected by the transactions, or if Noble, following completion of the transactions, loses the benefits of certain contracts of Diamond Offshore, Noble’s business and financial performance could suffer.

The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The transactions will be accounted for as an acquisition by Noble in accordance with Generally Accepted Accounting Principles (“GAAP”). Under the acquisition method of accounting, the assets and liabilities of Diamond Offshore and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Noble. The reported financial condition and results of operations of Noble for periods after completion of the transactions will reflect Diamond Offshore balances and results after completion of the transactions but will not be restated retroactively to reflect the historical financial position or results of operations of Diamond Offshore and its subsidiaries for periods prior to the transactions. For additional information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information of Noble” beginning on page 40.

Under the acquisition method of accounting, the total purchase price will be allocated to Diamond Offshore’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the transactions. The excess of the purchase price over those fair values will be recorded as goodwill. Noble and Diamond Offshore expect that the transactions may result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent goodwill or intangibles are recorded and the values become impaired, the combined company may be required to recognize material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Noble and Diamond Offshore will incur direct and indirect costs as a result of the transactions, which may be in excess of those anticipated by Noble or Diamond Offshore.

Noble and Diamond Offshore will incur substantial expenses in connection with completing the transactions, and Noble also expects to incur substantial expenses in connection with coordinating the businesses, operations, policies and procedures of Noble and Diamond Offshore over a period of time following the completion of the transactions. While Noble and Diamond Offshore have assumed that a certain level of transaction and coordination expenses will be incurred, there are a number of factors beyond Noble’s and Diamond Offshore’s control that could affect the total amount or the timing of these transaction and coordination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Noble and Diamond Offshore.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the transactions.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Noble’s actual financial position or results of operations would have been had the transactions been completed on the dates indicated. Further, Noble’s actual results and financial position after the transactions may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this proxy statement/prospectus, that Noble will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the transactions. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information of Noble” beginning on page 40 for more information.

The forecasted financial information presented in this proxy statement/prospectus may not be an indication of the actual results of the transactions or Noble’s future results following the transactions.

This proxy statement/prospectus contains forecasted financial information consisting of the Diamond Offshore forecasted financial information prepared by Diamond Offshore management, the Diamond Offshore adjusted Noble forecasted financial information prepared by Noble management, and subsequently adjusted by Diamond Offshore management, and the estimated synergies (as defined below) prepared by Diamond Offshore management and discussed with and reviewed by Noble management. None of the forecasted financial information has been prepared with a view toward public disclosure other than to certain parties involved in the transactions or toward complying with SEC guidelines, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. However, such assumptions are inherently uncertain and difficult or impossible to predict or estimate and most of them are beyond Diamond Offshore’s or Noble’s control. In addition, the forecasted financial information (other than the estimated synergies) was prepared on the assumption that each of Diamond Offshore and Noble, as applicable, would remain a standalone company and was based on a number of other assumptions that may now be outdated. It is likely that the contribution of Diamond Offshore’s business to Noble’s consolidated results will be materially different from Diamond Offshore’s performance on a standalone basis. The forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that are subject to change, including the matters discussed in this section titled “Risk Factors” and those other matters described in the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 24. Important factors that may affect actual results of Noble’s operations following the transactions, or could lead to the forecasted financial information not being achieved include, but are not limited to: changes in commodity prices; decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production; price competition and cyclicality in the offshore drilling industry, offshore rig supply, dayrates and demand for rigs; contract duration, renewal, terminations and repricing, national oil companies and governmental clients, contract backlog, customer and geographic concentration; operational hazards and risks; and international operations and related mobilization and demobilization of rigs, operational interruptions, delays, upgrades, refurbishment and repair of rigs and any related delays and cost overruns or reduced payment of dayrates. As such, forecasted financial information may be inaccurate and should not be relied upon as an indicator of actual past or future results.

Further, any forward-looking statement speaks only as of the date on which it is made, and none of Diamond Offshore, Noble or any of their respective affiliates, officers, directors, advisors or other representatives undertakes any obligation, other than as required by applicable law, to update the forecasted financial information to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The forecasted financial information is the responsibility of Diamond Offshore. Moreover, none of Diamond Offshore’s independent registered public accounting firm, Noble’s independent registered public accounting firm or any other independent accountants, have audited, compiled, examined or performed any agreed-upon procedures with respect to the forecasted financial information contained in this proxy statement/prospectus, and none has expressed any opinion or any other form of assurance on such information or its achievability. The reports of such independent registered public accounting firms incorporated by reference herein relate to the historical financial information of the entities named in those reports, and do not extend to the forecasted financial information and should not be read to do so. For more information, see the section titled “Certain Unaudited Forecasted Financial Information” beginning on page 40.

Noble’s obligation to consummate the transactions is not conditioned on the availability of financing to pay the cash portion of the merger consideration.

Noble intends to finance the cash portion of the merger consideration through a combination of cash on hand and debt financing, which may include senior unsecured bridge loans and/or one or more notes issuance. On June 10, 2024, one of Noble’s subsidiaries entered into the commitment letter with Morgan Stanley Senior Funding, Inc., pursuant to which, subject to the terms and conditions set forth therein, Morgan Stanley Senior Funding, Inc. has committed to provide the bridge facility in an aggregate principal amount of up to $600,000,000. The funding of the bridge facility provided for in the commitment letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to the bridge facility in accordance with the terms set forth in the commitment letter and (ii) the consummation of the transactions in accordance with the merger agreement. There is a risk that these conditions will not be satisfied and the debt financing may not be available when required.

On or prior to the closing date, Noble expects to issue senior unsecured notes in an aggregate principal amount up to $600,000,000, which, if issued, will be used by Noble in combination with cash on hand to finance the cash portion of the merger consideration in lieu of drawing on the bridge facility. Noble’s ability to complete the notes issuance will depend on, among other factors, prevailing market conditions and other factors beyond Noble’s control. The notes issuance could have negative consequences on Noble, including, among other things, (i) requiring Noble to dedicate a larger portion of its cash flow from operations to servicing and repayment of the debt, (ii) reducing funds available for strategic initiatives and opportunities, working capital and other general corporate needs and (iii) the indenture governing such senior unsecured notes may impose certain operating and financial restrictions on Noble, including restricting Noble’s ability to incur additional debt and provide additional guarantees; pay dividends and make other restricted payments, including certain investments; create or permit certain liens; make certain asset sales; use the proceeds from the sales of assets and subsidiary stock; create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us; engage in certain transactions with affiliates; make certain acquisitions; enter into sale and leaseback transactions; and consolidate, merge, or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

In the event the bridge facility and the notes issuance described above are not available, there is a risk that alternative financing may not be available or completed on acceptable terms, in a timely manner or at all. Completion of the transactions is not conditioned on Noble obtaining financing for the transactions. For additional information regarding the financing of the transactions, see the section titled “The Transactions—Treatment of Diamond Offshore Indebtedness and Financing of the Transactions” beginning on page 105.

Risks Relating to Tax Matters

You should read the discussion under the section titled “Material Tax Considerations” beginning on page 110 for a more complete discussion of U.S. federal income tax and UK tax considerations relating to the mergers and the ownership and disposition of Noble ordinary shares received in the first merger.

The mergers may be subject to Section 367(a)(1) of the Code, potentially causing U.S. Holders of Diamond Offshore common stock to recognize gain for U.S. federal income tax purposes.

The parties intend that the mergers, taken together, will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and that the mergers will not be subject to Section 367(a)(1) of the Code, except with respect to a five-percent transferee shareholder, if any, as defined in Treasury Regulations Section 1.367(a)-3(c)(5)(ii). Assuming, as the parties intend, that the mergers are treated as a reorganization under Section 368(a) of the Code, and that the mergers are not subject to Section 367(a)(1) of the Code, a U.S. Holder of Diamond Offshore common stock that is not a five-percent transferee shareholder generally will not recognize any realized loss but will recognize any realized gain as a result of the mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Noble ordinary shares (including any fractional share of Noble ordinary shares deemed received and redeemed for cash, as discussed in “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. federal income tax consequences of the mergers to U.S. Holders”) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Noble ordinary shares) received by such U.S. Holder pursuant to the first merger over (B) such U.S. Holder’s adjusted tax basis in the Diamond Offshore common stock surrendered pursuant to the first merger and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Noble ordinary shares) received by such U.S. Holder pursuant to the first merger.

Notwithstanding the above, until the closing, the parties cannot definitively determine the application of Section 367(a)(1) of the Code to the mergers. In addition, no assurances can be given that the U.S. Internal Revenue Service (the “IRS”) will not assert, or that a court would not sustain, that the mergers are subject to Section 367(a)(1) of the Code.

If Section 367(a)(1) of the Code were to apply to the mergers, a U.S. Holder of Diamond Offshore common stock would recognize gain (but not loss) equal to the excess, if any, of (x) the fair market value as of the closing date of any Noble ordinary shares received in the first merger, plus cash received in the first merger, over (y) such U.S. Holder’s tax basis in the Diamond Offshore common stock surrendered in the first merger, as calculated separately for each block of Diamond Offshore common stock held by such U.S. Holder. Any gain so recognized would generally be long-term capital gain if the U.S. Holder held the Diamond Offshore common stock for more than one year at the time the mergers are completed.

For a more complete description of the U.S. federal income tax consequences of the mergers, see the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” beginning on page 110.

Other Risk Factors of Noble and Diamond Offshore

Noble’s and Diamond Offshore’s businesses are and will be subject to all the risks described above. In addition, Noble and Diamond Offshore are and will continue to be subject to all the risks described in Noble’s and Diamond Offshore’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2023, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For the location of information incorporated by reference into this proxy statement/prospectus, see the section titled “Where You Can Find More Information” beginning on page 204.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF NOBLE

On June 9, 2024, Noble entered into the merger agreement with Diamond Offshore and other indirect, wholly owned subsidiaries of Noble. The merger agreement provides that, among other things and subject to the terms and conditions therein, Diamond Offshore would become through the transactions an indirect wholly owned subsidiary of Noble. The transactions would be accounted for as a business combination pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Noble would be the accounting acquirer.

The unaudited pro forma condensed combined financial statements of Noble and the accompanying footnotes (the “pro forma financial information”) reflects the impact of the contemplated transactions, including the notes issuance, and has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2024 and the twelve months ended December 31, 2023 assume that the transactions had occurred on January 1, 2023.

•	The unaudited pro forma condensed combined balance sheet as of March 31, 2024 assumes that the transactions had occurred on March 31, 2024.

The pro forma financial information does not represent what the actual consolidated results of operations or the consolidated financial position of Noble would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma condensed combined financial statements. Adjustments are based on information available to management during the preparation of the pro forma financial information and assumptions that management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments upon the completion of the transactions will differ from the pro forma adjustments, and it is possible the differences may be material.

The pro forma financial information should be read in conjunction with the following:

•	The audited consolidated financial statements and notes included in Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with SEC on February 23, 2024.

•	The audited consolidated financial statements and notes included in Diamond Offshore’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 28, 2024.

•	The unaudited condensed consolidated financial statements and notes included in Noble’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 7, 2024.

•

The unaudited condensed consolidated financial statements and notes included in Diamond Offshore’s Quarterly Report on Form 10-Q for the quarterly period ended March  31, 2024, filed with the SEC on May 8, 2024.

•	The merger agreement, a copy of which is attached as Annex A to the proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations

Three Months Ended March 31, 2024

(in thousands, except per share amounts)

	Historical
	Noble	Diamond As Adjusted (Note 3)	Merger Transaction Accounting Adjustments (Note 4)			Pro Forma Combined
Operating revenues
Contract drilling services	$612,425	$258,770	$616	(A	)	$871,811
Reimbursables and other	24,659	15,840	—			40,499

	637,084	274,610	616			912,310
Operating costs and expense
Contract drilling services	389,867	187,601	—			577,468
Reimbursables	17,680	15,266	—			32,946
Depreciation and amortization	86,698	31,354	1,285	(B	)	119,337
General and administrative	25,961	18,576	(1,282)	(C	)	43,255
Merger and integration costs	9,331	—	—			9,331

	529,537	252,797	3			782,337

Operating income (loss)	107,547	21,813	613			129,973
Other income (expense)
Interest expense, net of amounts capitalized	(17,544)	(15,346)	(12,565)	(D	)	(45,455)
Interest income and other, net	(4,735)	1,934	—			(2,801)

Income (loss) before income taxes	85,268	8,401	(11,952)			81,717
Income tax benefit (provision)	10,213	3,211	1,844	(E	)	15,268

Net income (loss)	$95,481	$11,612	$(10,108)			$96,985

Basic earnings (loss) per share	$0.67	$0.11				$0.58	(I	)
Diluted earnings (loss) per share	$0.66	$0.11				$0.57	(I	)
Weighted average shares outstanding
Basic	141,954	102,440				166,091	(I	)
Diluted	145,231	104,740				170,122	(I	)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

Twelve Months Ended December 31, 2023

(in thousands, except per share amounts)

	Historical
	Noble	Diamond As Adjusted (Note 3)	Merger Transaction Accounting Adjustments (Note 4)			Pro Forma Combined
Operating revenues
Contract drilling services, revenue	$2,461,715	$983,983	$39,383	(A	)	$3,485,081
Reimbursables and other	127,303	72,196	—			199,499

	2,589,018	1,056,179	39,383			3,684,580
Operating costs and expense
Contract drilling services, expense	1,452,281	752,811	—			2,205,092
Reimbursables	91,642	68,758	—			160,400
Depreciation and amortization	301,345	111,301	20,219	(B	)	432,865
General and administrative	128,413	72,248	1,485	(C	)	202,146
Merger and integration costs	60,335	—	27,500	(F	)	115,335
			1,500	(G	)
			26,000	(H	)
Hurricane losses and (recoveries), net	(19,703)	—	—			(19,703)

	2,014,313	1,005,118	76,704			3,096,135

Operating income (loss)	574,705	51,061	(37,321)			588,445
Other income (expense)
Interest expense, net of amounts capitalized	(59,139)	(53,416)	(38,417)	(D	)	(150,972)
Gain (loss) on extinguishment of debt, net	(26,397)	(6,529)	—			(32,926)
Interest income and other, net	18,069	(4,839)	—			13,230
Gain on bargain purchase	5,005	—	—			5,005

Income (loss) before income taxes	512,243	(13,723)	(75,738)			422,782
Income tax benefit (provision)	(30,341)	(30,983)	13,222	(E	)	(48,102)

Net income (loss)	$481,902	$(44,706)	$(62,516)			$374,680

Basic earnings (loss) per share	$3.48	$(0.44)				$2.31	(I	)
Diluted earnings (loss) per share	$3.32	$(0.44)				$2.20	(I	)
Weighted average shares outstanding
Basic	138,380	101,842				162,517	(I	)
Diluted	145,197	101,842				170,088	(I	)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2024

(in thousands)

	Historical
	Noble	Diamond As Adjusted (Note 3)	Merger Transaction Accounting Adjustments (Note 4)			Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$212,467	$162,409	$(588,826)	(AA	)	$371,250
			586,700	(BB	)
			(1,500)	(CC	)
Accounts receivable, net	590,226	219,923	—			810,149
Taxes receivable	72,555	—	—			72,555
Prepaid expenses and other current assets	95,822	64,234	(18,575)	(DD	)	141,481
Assets held for sale	—	1,000	—			1,000

Total current assets	971,070	447,566	(22,201)			1,396,435

Goodwill	—	—	—	(DD	)	—
Intangible assets	7,367	—	52,433	(DD	)	59,800
Property and equipment, at cost	4,707,614	1,462,516	1,005,494	(DD	)	7,175,624
Accumulated depreciation	(552,511)	(309,476)	309,476	(DD	)	(552,511)

Property and equipment, net	4,155,103	1,153,040	1,314,970			6,623,113

Other assets	302,611	89,488	(12,223)	(DD	)	379,876

Total assets	$5,436,151	$1,690,094	$1,332,979			$8,459,224

Current liabilities
Accounts payable	$365,982	$40,630	$26,000	(EE	)	$460,112
			27,500	(FF	)
Accrued payroll and related costs	61,872	185,132	—			247,004
Taxes payable	66,752	33,296	—			100,048
Interest payable	22,756	—	—			22,756
Other current liabilities	86,013	16,286	—			102,299

Total current liabilities	603,375	275,344	53,500			932,219

Long-term debt	586,622	534,009	586,700	(BB	)	1,754,022
			46,691	(DD	)
Deferred income taxes	10,276	15,472	148,594	(GG	)	174,342
Noncurrent contract liabilities	27,749	—	104,933	(DD	)	132,682
Other liabilities	295,106	205,958	—			501,064

Total liabilities	$1,523,128	$1,030,783	$940,418			$3,494,329

Shareholders’ equity
Common stock	1	10	(9)	(HH	)	2
Treasury stock	—	(9,154)	9,154	(HH	)	—
Additional paid-in-capital	3,331,161	982,098	124,773	(HH	)	4,438,032
Retained earnings (accumulated deficit)	578,858	(313,649)	—	(DD	)	523,858
			(1,500)	(CC	)
			(26,000)	(EE	)
			(27,500)	(FF	)
			313,649	(HH	)
Accumulated other comprehensive income (loss)	3,003	6	(6)	(HH	)	3,003

Total shareholders’ equity	$3,913,023	$659,311	$392,561			$4,964,895

Total liabilities and equity	$5,436,151	$1,690,094	$1,332,979			$8,459,224

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“management’s adjustments”). Noble has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the pro forma financial information.

The historical consolidated financial statements of Noble and Diamond Offshore were prepared in accordance with accounting policies generally accepted in the United States of America and shown in U.S. dollars.

Note 2. Accounting for the Transactions

Merger Agreement

Subject to the terms and conditions set forth in the merger agreement, at the effective time:

(i)

Conversion of Diamond Offshore common stock: At the effective time, each share of Diamond Offshore common stock issued and outstanding immediately prior to the effective time (other than any shares of Diamond Offshore common stock (A) owned by Diamond Offshore, Merger Sub 1, Merger Sub 2 or Noble or (B) for which holders have demanded their rights to be paid the fair value of such share of Diamond Offshore common stock in accordance with Section 262 of the DGCL), will be converted into the right to receive the following: (a) $5.65 in cash, without interest, payable to the holder of each share of Diamond Offshore common stock; (b) 0.2316 of validly issued, fully paid and non-assessable Noble ordinary shares; and (c) any cash in lieu of fractional Noble ordinary shares to be paid pursuant to the merger agreement.

(ii)

Conversion of Diamond Offshore warrants: Subject to the terms of the merger agreement, at the effective time, each outstanding and unexercised Diamond Offshore warrants will be assumed by Noble and for 90 days after the effective time will remain outstanding and during such 90-day period will be exercisable for the merger consideration to which the holders would have been entitled upon consummation of the first merger, as if the holders of the Diamond Offshore warrants had exercised the warrants in full immediately prior to the effective time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of such warrants as a result of such exercise. The exercise price of the Diamond Offshore warrants significantly exceeds the value of the underlying shares, thus the fair market value of the Diamond Offshore warrants is estimated to be de minimis.

(iii)

Conversion of Diamond Offshore RSUs: At the effective time, each then outstanding Diamond Offshore RSU will cease to represent a right to receive shares of Diamond Offshore common stock and will be converted into the right to acquire a number of Noble ordinary shares equal to the equity award consideration. Notwithstanding the foregoing, to the extent that a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above

(iv)

Conversion of Diamond Offshore PSUs: At the effective time, each then outstanding Diamond Offshore PSU will cease to represent a right to receive shares of Diamond Offshore common stock and will be converted into the right to acquire a number of Noble ordinary shares equal to the equity award consideration. Under this formula, Diamond Offshore PSUs will be converted into Noble RSUs based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case, as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs, subject to certain adjustments for Diamond Offshore PSUs granted after the date of the merger agreement. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above

Purchase Price Consideration

The following table presents the calculation of preliminary purchase price consideration (in thousands, except ratios and per share price):

Preliminary purchase price consideration

Diamond common stock outstanding as of March 31, 2024	102,479
Diamond RSUs and PSUs to be vested prior to the Merger (1)	1,738

Total Diamond shares outstanding as of the Merger	104,217
Exchange Ratio as defined in the Merger Agreement	0.2316

Number of Noble shares to be issued	24,137
Noble stock price(2)	$44.99

Equity consideration for the conversion of Diamond stock outstanding	$1,085,924
Fair value of replacement Diamond RSU and PSU attributable to the purchase price	20,948

Equity consideration	$1,106,872

Total Diamond shares outstanding as of the Merger	104,217
Per Share Cash Consideration as defined in the Merger Agreement	$5.65

Cash consideration	588,826

Total preliminary purchase price consideration	$1,695,698

(1)	Represents the number of Diamond Offshore RSUs and Diamond Offshore PSUs that is expected to vest prior to March 31, 2025, the anticipated date of the transactions.
(2)

The per share price applied to Diamond Offshore common stock issued and outstanding reflects the closing price per share of Noble ordinary shares as of June 24, 2024, which is used as a proxy for the market price of the Noble ordinary shares as of the closing of the transactions.

The purchase price consideration calculated above and applied in the pro forma financial information is preliminary and subject to modification based on the actual number of Noble ordinary shares issued, the number of vested Diamond Offshore RSUs and Diamond Offshore PSUs, and the market price of the Noble ordinary shares at the closing of the transactions. A 10% change in the closing price of Noble common stock, as compared to the June 24, 2024 closing price of $44.99, would increase or decrease the consideration by approximately $125.6 million, assuming all other factors are held constant.

Allocation of Purchase Price Consideration to Assets Acquired and Liabilities Assumed

The allocation of the consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired and liabilities assumed. Since the pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the transactions, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. Management’s estimate as of the date of this proxy statement/prospectus is that the fair value of the net assets and liabilities acquired equals the purchase price.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to, the following:

•	Changes in the estimated fair value of the purchase price consideration discussed above; and

•

Changes in the estimated fair value of Diamond Offshore’s identifiable assets acquired and liabilities assumed, including the identifiable intangible assets and liabilities and measurement of deferred tax assets and liabilities, pending additional information sharing between the parties, third-party appraisals, and other potential adjustments.

The preliminary allocation of the purchase price consideration is as follows (in thousands):

Purchase Price Allocation

Estimated Fair Value
Total current assets	$428,991
Property and equipment, net	2,468,010
Intangible assets	52,433
Other assets	77,265

Total assets acquired	3,026,699

Total current liabilities	275,344
Long-term debt	580,700
Deferred income taxes	164,066
Noncurrent contract liabilities	104,933
Other liabilities	205,958

Total liabilities assumed	1,331,001

Net assets acquired	1,695,698

Goodwill / (Gain on bargain purchase)	—

Total preliminary purchase consideration	$1,695,698

Note 3. Accounting Policies and Reclassification Adjustments

Upon completion of the acquisition, Noble will perform a comprehensive review of Diamond Offshore’s accounting policies. As a result of the review, Noble may identify differences between the accounting policies which, when conformed, could have a material impact on the financial statements of the combined company. Based on an initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information, except the presentation reclassifications further discussed below.

The following reclassifications were made to conform Diamond Offshore’s historical financial information to Noble’s presentation:

Statement of Operations for the Three Months Ended March 31, 2024
(in thousands)
Financial Statement Line Item	Diamond Historical Presentation	Diamond Historical As Adjusted
Contract drilling	$258,770	$—
Contract drilling services, revenue	—	258,770
Revenues related to reimbursable expenses	15,840	—
Reimbursables and other	—	15,840
Contract drilling, excluding depreciation	184,205	—
Loss (gain) on disposition of assets	3,396	—
Contract drilling services, expense	—	187,601
Reimbursable expenses	15,266	—
Reimbursables	—	15,266
Depreciation	31,354	—
Depreciation and amortization	—	31,354
Interest income	1,774	—
Foreign currency transaction gain (loss)	231	—
Other, net	(71)	—
Interest income and other, net	—	1,934
Income tax benefit	3,211	—
Income tax benefit (provision)	—	3,211

Statement of Operations for the Twelve Months Ended December 31, 2023
(in thousands)
Financial Statement Line Item	Diamond Historical Presentation	Diamond Historical As Adjusted
Contract drilling	$983,983	$—
Contract drilling services, revenue	—	983,983
Revenues related to reimbursable expenses	72,196	—
Reimbursables and other	—	72,196
Contract drilling, excluding depreciation	757,193	—
Gain on disposition of assets	(4,382)	—
Contract drilling services, expense	—	752,811
Reimbursable expenses	68,758	—
Reimbursables	—	68,758
Depreciation	111,301	—
Depreciation and amortization	—	111,301
Interest income	1,637	—
Foreign currency transaction loss	(5,920)	—
Other, net	(556)	—
Interest income and other, net	—	(4,839)
Income tax (expense) benefit	(30,983)	—
Income tax benefit (provision)	—	(30,983)

Balance Sheet as of December 31, 2024
(in thousands)
Financial Statement Line Item	Diamond Historical Presentation	Diamond Historical As Adjusted
Restricted cash	$6,832	$—
Prepaid expenses and other current assets	57,402	64,234
Drilling and other property and equipment, net of accumulated depreciation	1,153,040	—
Property and equipment, at cost	—	1,462,516
Accumulated depreciation	—	(309,476)
Current finance lease liabilities	16,286	—
Other current liabilities	—	16,286
Noncurrent finance lease liabilities	108,537	—
Other liabilities	97,421	205,958
Deferred tax liability	15,472	—
Deferred income taxes	—	15,472
Accumulated deficit	(313,649)	—
Retained Earnings	—	(313,649)

Note 4. Transactions Accounting Adjustments

The transactions accounting adjustments below are prepared based on the purchase price assumptions presented in Note 2.

Condensed Combined Statements of Operations

(A) Amortization of off-market contracts

Reflects the amortization of off-market contract intangible assets and liabilities identified as a result of the transactions.

(B) Depreciation and amortization

Reflects the removal of historical depreciation expense and the recording of the pro forma depreciation expense based on the estimated fair value and useful lives of property and equipment upon consummation of the transactions. Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(C) Share-based compensation

Reflects the difference between Diamond Offshore’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement awards issued to continuing employees as part of the transactions. The fair value of the replacement share-based awards will be recognized ratably over post-combination service period.

(D) Interest expense

Reflects the net change in interest expense related to the following activities (in thousands):

Condensed Combined Statements of Operations Adjustments

Interest expense

	Three Months Ended March 31, 2024	Twelve Months Ended December 31, 2023
Removal of historical interest expense on Diamond’s revolving credit facility to be terminated upon the closing of the Merger	$956	$15,666
Recognition of interest expense accretion related to the fair value adjustment to Diamond’s second lien notes assumed by Noble as a result of the Merger	(1,796)	(7,183)
Recognition of interest expense on Noble’s new $600M unsecured notes to be issued in connection with the Merger	(11,250)	(45,000)
Recognition of the amortization of deferred financing cost related to Noble’s new $600M unsecured notes to be issued in connection with the Merger	(475)	(1,900)

Pro forma adjustment for interest expense	$(12,565)	$(38,417)

Assuming an increase in interest rates on the newly issued notes of 1/8%, pro forma interest would increase by $0.2 million for the three months ended March 31, 2024 and $0.8 million for the twelve months ended December 31, 2023.

(E) Taxes

Reflects the pro forma adjustments to tax amounts as a result of the book adjustments discussed elsewhere herein. The income tax benefit (provision) impact was calculated by applying the appropriate statutory rates of the respective jurisdictions to which the pro forma adjustments relate.

(F) Severance costs

Reflects severance costs expected to be incurred by Noble subsequent to March 31, 2024 payable to certain Diamond Offshore employees whom Noble expects would be terminated pursuant to the merger agreement. The costs are not expected to recur any period beyond twelve months from the close of the transactions.

(G) Directors’ and officers’ insurance

Reflects the expensing of the premium of the directors’ and officers’ insurance to be purchased by Diamond Offshore prior to the closing of the transactions as stipulated by the merger agreement.

(H) Transaction costs

Reflects the recognition of Noble’s estimated transaction costs to be incurred subsequent to March 31, 2024. These transaction costs are to be incurred directly in connection with the transactions, consisting primarily of legal and professional fees. The costs are not expected to recur any period beyond twelve months from the close of the transactions. No transaction costs have been incurred by Noble in the three months ended March 31, 2024 and the twelve months ended December 31, 2023.

(I) Weighted average shares outstanding and earnings per share

As the transactions are being reflected as if it had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire period presented.

The table below presents the components of the numerator and denominator for the pro forma earnings per share calculation for the periods presented (in thousands, except per share price):

Weighted average shares outstanding and earnings per share

	Three Months Ended March 31, 2024	Twelve Months Ended December 31, 2023
Numerator
Net income	$96,985	$374,680

Denominator
Historical Noble weighted-average shares outstanding—basic	141,954	138,380
Number of Noble shares to be issued	24,137	24,137

Pro forma weighted-average shares outstanding—basic	166,091	162,517

Pro forma weighted average shares outstanding, basic	166,091	162,517
Dilutive effect of Noble share-based awards	1,574	3,158
Dilutive effect of Noble warrants	1,703	3,659
Dilutive effect of Noble shares convertible from unvested Diamond RSUs	242	242
Dilutive effect of Noble shares convertible from unvested Diamond PSUs	512	512

Pro forma weighted-average shares outstanding—diluted(1)	170,122	170,088

Earnings per share—basic	$0.58	$2.31

Earnings per share—diluted	$0.57	$2.20

(1)	The diluted share count excludes the potentially dilutive effect of 7.5 million out-of-money warrants converted from Diamond Offshore warrants.

Condensed Combined Balance Sheet

(AA) Cash and cash equivalents

Reflects the cash consideration to be paid as a result of the transactions.

(BB) Long-term debt

In connection with the transactions, Noble currently expects that Diamond Offshore’s revolving credit facility will be terminated, and Noble expects to issue new unsecured notes of $600 million. As of March 31, 2024, there were no borrowings outstanding on Diamond Offshore’s revolving credit facility. The impact on long-term debt from Noble’s notes issuance is reflected in the table below (in thousands):

Condensed Combined Balance Sheet Adjustments

Debt Adjustment

As of March 31, 2024
Issuance of Noble’s new $600M unsecured notes to be issued in connection with the Merger	$600,000
Recognition of deferred financing cost related to Noble’s new $600M unsecured notes to be issued in connection with the Merger	(13,300)

Pro forma adjustment for Long-term Debt	$586,700

(CC) Directors’ and officers’ insurance

Reflects the payment for the premium of the directors’ and officers’ insurance to be purchased by Diamond Offshore prior to the close of the transactions as stipulated by the merger agreement. The premium is expected to be expensed by Noble after the transactions.

(DD) Purchase price allocation fair value adjustments

Reflects the preliminary allocation of the fair value of total consideration to the net assets acquired in connection with the application of the acquisition method of accounting. See Note 2 for further discussion regarding the preliminary purchase price allocation.

(EE) Transaction costs

Reflects the recognition of Noble’s estimated transaction costs to be incurred subsequent to March 31, 2024. These transaction costs are to be incurred directly in connection with the transactions, consisting primarily of legal and professional fees.

(FF) Severance costs

Reflects the accrual of severance costs expected to be incurred by Noble subsequent to March 31, 2024 payable to certain Diamond Offshore employees whom Noble expects would be terminated pursuant to the merger agreement.

(GG) Taxes

Reflects the pro forma adjustments to income tax related accounts on the balance sheet as a result of the transactions.

(HH) Equity

Reflects additional impact on the stockholders’ equity as a result of the transactions (in thousands):

Equity Pro forma Adj Reconciliation

	Removal of Diamond historical equity(1)	Equity consideration issued for the Merger(2)	Total Pro Forma Adjustment
Common stock	$(10)	$1	$(9)
Treasury stock	9,154		9,154
Additional paid-in capital	(982,098)	1,106,871	124,773
Retained earnings (accumulated deficit)	313,649		313,649
Accumulated other comprehensive income (loss)	(6)		(6)

Total stockholders’ equity	$(659,311)	$1,106,872	$447,561

(1)	To remove the historical equity of Diamond Offshore as a result of the transactions.
(2)	To recognize the fair value of the equity consideration paid by Noble for the transactions. Refer to Note 2 for the components of the purchase price consideration.

THE TRANSACTIONS

Background of the Transactions

The terms of the merger agreement are the result of multiple rounds of arm’s-length negotiations between representatives of Noble and Diamond Offshore. The following is a summary of the material events leading up to the signing of the merger agreement and the key meetings, negotiations and discussions by and between Noble and Diamond Offshore and their respective advisors that preceded the public announcement of the transactions. However, this summary does not purport to catalog every conversation or interaction among the representatives of Noble, Diamond Offshore and other parties.

The Diamond Offshore Board, in the ordinary course and consistent with its fiduciary duties, along with the Diamond Offshore management team, continually evaluates Diamond Offshore’s operations and future business prospects with a focus on generating long-term value and growing free cash flow. As part of such assessment, the Diamond Offshore management team has had contacts with directors, officers and employees of public and private offshore drilling companies regarding strategic transactions.

In May 2021, after Noble and Diamond Offshore completed their respective financial restructurings, Mr. Robert W. Eifler, President and Chief Executive Officer of Noble, contacted Mr. Bernie G. Wolford Jr., President and Chief Executive Officer of Diamond Offshore, to express Noble’s interest in a potential strategic transaction with Diamond Offshore. Following the meeting, the Diamond Offshore management team updated the Diamond Offshore Board, and the Diamond Offshore management team and the Noble management team initiated their respective reviews of the other party’s publicly disclosed information.

On May 7, 2021, the Diamond Offshore Board formed an independent committee, comprised of certain directors who were independent from management, to identify, propose, evaluate, negotiate and recommend to the Diamond Offshore Board strategic transactions to maximize stockholder value. The Diamond Offshore Board approved the charter of the independent committee at its meeting on May 20, 2021.

On May 17, 2021, Noble sent an indication of interest to the Diamond Offshore Board expressing interest in pursuing a strategic transaction with Diamond Offshore. At this time, Noble was represented by Kirkland & Ellis LLP (“Kirkland”), who advised on the indication of interest, and another nationally recognized law firm represented Diamond Offshore. On May 23, 2021, a representative of Diamond Offshore responded to Noble that the Diamond Offshore Board would review Noble’s indication of interest.

On June 2, 2021, Mr. Wolford was contacted by the chief executive officer of a publicly traded offshore drilling company (“Company A”) expressing interest in a possible strategic business transaction between Diamond Offshore and Company A.

On June 7, 2021, Mr. Wolford contacted the chairman of the board of a publicly traded offshore drilling company (“Company B”) to discuss Company B’s interest in potentially selling a portion of its deepwater fleet to Diamond Offshore.

At a meeting of the independent committee of the Diamond Offshore Board held on June 11, 2021, management and Diamond Offshore’s then financial advisor discussed various strategic transaction alternatives with the independent committee, including possible transactions with Noble, Company A, Company B and a possible acquisition of the stock or assets of another offshore drilling company (“Company C”), and the independent committee determined that management should continue to pursue all of the possible transactions except for the transaction with Company A, which they believed was not as compelling as possible transactions with the other potential counterparties.

On June 14, 2021, Mr. Wolford was contacted by the president and chief executive officer of a publicly traded offshore drilling company (“Company D”), to gauge Diamond Offshore’s potential interest in a combination between the companies.

On June 18, 2021, the chairman of Company B contacted Mr. Wolford to reiterate Company B’s interest in pursuing a transaction.

On June 21, 2021, Diamond Offshore and Noble entered into a mutual confidentiality agreement that, among other things, contained a mutual “standstill” provision, as well as a “don’t ask, don’t waive” provision that did not restrict the ability of either party to make a private proposal regarding a business combination at the invitation of the board of directors of the other party. This mutual confidentiality agreement expired on June 21, 2022. Following the execution of the confidentiality agreement, Diamond Offshore and Noble commenced the exchange of confidential financial and operational due diligence materials.

On June 22, 2021, Company D sent a non-binding proposal to the Diamond Offshore Board, expressing interest in pursuing a strategic transaction with Diamond Offshore (the “First Company D Proposal”). The First Company D Proposal specified that Company D would acquire each outstanding share of Diamond Offshore common stock for consideration comprised of cash and shares of Company D. On July 8, 2021, Diamond Offshore and Company D entered into a nondisclosure agreement that, among other things, contained a mutual “standstill” provision, as well as a “don’t ask, don’t waive” provision that did not restrict the ability of either party to make a private proposal regarding a business combination at the invitation of the board of directors of the other party and initiated a mutual due diligence review.

On July 3, 2021, Mr. Wolford contacted the chief executive officer of Company C to discuss a possible transaction between Company C and Diamond Offshore.

On July 9, 2021, a publicly traded offshore drilling company (“Company E”) sent a non-binding proposal to a representative of Diamond Offshore’s then financial advisor, expressing interest in purchasing Diamond Offshore’s drilling rig fleet and contract backlog in exchange for cash. After considering the proposal, on July 15, 2021, the independent committee of the Diamond Offshore Board determined not to pursue Company E’s proposal.

On July 13, 2021, representatives of senior management at Diamond Offshore and Noble met to conduct due diligence on their respective companies.

On July 16, 2021, representatives of senior management at Diamond Offshore and Company D met to conduct due diligence on their respective companies.

At the direction of the independent committee of the Diamond Offshore Board, during June and July 2021, Diamond Offshore’s then financial advisor communicated to representatives of Noble and Company D that the companies needed to improve the value of their respective proposal in order to proceed.

On July 30, 2021, Noble sent a revised indication of interest to the Diamond Offshore Board specifying that Noble would be interested in acquiring Diamond Offshore on improved terms from those indicated in its May 2021 letter.

On August 3, 2021, Diamond Offshore filed a Form 8-K with the SEC announcing that the Diamond Offshore Board had appointed an independent committee in May 2021 to explore strategic alternatives to maximize stockholder value. These alternatives were to include, among other things, continuing as a standalone public company, pursuing asset acquisitions or entering into a business combination with a strategic partner.

On August 7, 2021, Company D sent a revised non-binding proposal to the Diamond Offshore Board (the “Second Company D Proposal”), increasing their proposal to acquire each outstanding share of Diamond Offshore common stock in exchange for cash and shares of Company D.

On August 27, 2021, Mr. Wolford had a follow-up discussion with the chief executive officer of Company B regarding Company B’s continued interest in a potential transaction between Company B and Diamond Offshore.

At the direction of the independent committee of the Diamond Offshore Board, during August 2021 Diamond Offshore’s then financial advisor communicated to representatives of Noble that Noble needed to improve the value of its proposal further in order to progress the discussions. On August 30, 2021, Noble sent a further revised indication of interest to the Diamond Offshore Board specifying that Noble would be interested in acquiring Diamond Offshore on improved terms from those indicated in Noble’s July 2021 letter. This proposal further specified that it was Noble’s best and final offer, subject to a number of contingencies, including the negotiation of definitive documentation.

Later on August 30, 2021, representatives of Diamond Offshore provided a draft merger agreement to Noble. Following delivery of this draft merger agreement on August 30, 2021 and continuing through early September 2021, representatives of Diamond Offshore and Noble engaged in preliminary negotiations on the terms of a potential transaction, conducted material due diligence and exchanged revised drafts of the merger agreement. Following Noble’s receipt of a revised draft of the merger agreement from Diamond Offshore on September 8, 2021, no further drafts of the merger agreement were exchanged by the parties. Noble subsequently focused on discussions with another offshore drilling company, The Drilling Company of 1982 A/S (“Maersk Drilling”), regarding a potential business combination, and Noble did not engage in further material discussions with Diamond Offshore regarding a potential transaction at that time.

On September 3, 2021, Diamond Offshore entered into a nondisclosure agreement with Company B that, among other things, contained a mutual “standstill” provision, as well as a “don’t ask, don’t waive” provision and initiated a mutual due diligence review. This mutual confidentiality agreement expired on September 3, 2023.

On September 10, 2021, Company B sent a non-binding offer to Mr. Wolford proposing that Company B would acquire Diamond Offshore in exchange for shares of Company B. The proposal was subject to a number of contingencies, including the negotiation of definitive documentation and approval from shareholders of both companies. The companies progressed mutual due diligence reviews and discussed merger agreement terms, but later in September 2021 Company B ceased discussions with Diamond Offshore and subsequently pursued an alternative strategic path.

Concurrently with the ongoing discussions with Noble, Company B and Company D, through the fourth quarter of 2021, the Diamond Offshore Board and the independent committee continued to evaluate Diamond Offshore’s options reasonably available to it to improve operations and future business prospects, including ongoing discussions with rig brokers to evaluate the merits of acquiring a modern, high-specification seventh generation drillship from a private seller.

On November 10, 2021, Noble announced that it had entered into a business combination agreement with Maersk Drilling, pursuant to which Noble was prohibited from acquiring, by merger, consolidation, purchase of stock or assets or otherwise, any other business during the pendency of the transaction, other than acquisitions for consideration (including assumed liabilities) that did not exceed $25 million in the aggregate. On October 2, 2022, Noble completed this business combination. Kirkland ceased its representation of Noble at this time.

On November 11, 2021, Mr. Wolford discussed with the president and chief executive officer of Company D the status of Company D’s due diligence review and the timeline for their board of directors to make final decisions regarding a proposed transaction with Diamond Offshore.

On November 22, 2021, in light of communications from Company D indicating that their valuation of Diamond Offshore has decreased, the independent committee of the Diamond Offshore Board determined that a potential transaction with Company D was not likely to result in meaningful value to Diamond Offshore’s stockholders and that it would cease due diligence interactions and discussions with Company D.

On December 7, 2021, Diamond Offshore and Company C entered into a mutual confidentiality agreement that, among other things, contained a mutual “standstill” provision, as well as a “don’t ask, don’t waive” provision that did not restrict the ability of either party to make a private proposal to the board of directors of the other party. This mutual confidentiality agreement expired on December 7, 2023. Thereafter, Diamond Offshore and Company C commenced the exchange of financial and operational due diligence. Throughout December 2021 and through mid-2022, Diamond Offshore and Company C conducted mutual due diligence, negotiated the economic and other terms for Diamond Offshore to acquire all of the outstanding stock of Company C and prepared and negotiated a merger agreement for the transaction. Company C ceased discussions with Diamond Offshore and subsequently pursued an alternative strategic path.

On January 26, 2022, Mr. Wolford received a call from the chief executive officer of Company A, who reiterated the company’s interest in Diamond Offshore acquiring Company A.

In April 2022, members of the Diamond Offshore management team evaluated an opportunity to submit a proposal to purchase a group of drilling rigs that had become available for sale. At the direction of the independent committee of the Diamond Offshore Board, Diamond Offshore submitted a proposal to purchase the rigs, but the seller eventually selected a higher bid for the rigs.

At the direction of the independent committee of the Diamond Offshore Board, on August 11, 2022 Diamond Offshore sent a non-binding expression of interest to the chairman of a publicly traded offshore drilling company (“Company F”) indicating an interest in pursuing a merger of equals business combination transaction between the companies that would result in Company F shareholders receiving newly issued shares of Diamond Offshore common stock. The proposal was subject to a number of contingencies, including the negotiation of definitive documentation and approval from the boards of directors and shareholders of both companies.

On August 17, 2022, Mr. Wolford had a follow-up discussion with the chief executive officer of Company D regarding Company D’s continued interest in a potential transaction between Company D and Diamond Offshore. At the direction of the independent committee of the Diamond Offshore Board, during the discussion Mr. Wolford communicated that Company D needed to improve the value of its previous proposal in order to proceed with a transaction.

On August 24, 2022, Mr. Wolford had a discussion with the chief executive officer of Company F, who informed Mr. Wolford that Company F would be discussing Diamond Offshore’s proposed offer at an upcoming board meeting.

On September 8, 2022, Company D sent a revised non-binding proposal to the Diamond Offshore Board (the “Third Company D Proposal”), increasing their proposal to acquire each outstanding share of Diamond Offshore common stock in exchange for cash and shares of Company D. The independent committee of the Diamond Offshore Board considered the Third Company D Proposal and determined that it did not present compelling value to Diamond Offshore stockholders, so Mr. Wolford and Diamond Offshore’s then financial advisor responded to Company D and its financial advisor and Diamond Offshore terminated discussions regarding the Third Company D Proposal.

On September 15, 2022, Diamond Offshore sent a follow-up letter to Company F to inquire regarding Company F’s interest to pursue a transaction.

On October 6, 2022, the chairman of Company F contacted Diamond Offshore to acknowledge the company’s August 11 and September 15 letters and reject the transaction terms proposed by Diamond Offshore in its August 11 letter but also suggest that the companies enter into a confidentiality agreement and initiate due diligence reviews to facilitate further discussion.

On October 13, 2022, Diamond Offshore sent a non-binding proposal to a deepwater drillship company (“Company G”) proposing for Diamond Offshore to acquire a drillship in exchange for shares of Diamond Offshore stock and a percentage of future cash payments earned by Diamond Offshore from operation of the drillship, up to a maximum amount of cash payments. On October 21, 2022, Company G responded with a counteroffer to Diamond Offshore’s proposal with a request for a larger number of shares of Diamond Offshore stock. On November 9, 2022, Diamond Offshore sent a revised non-binding proposal to Company G, offering an increased number of shares of Diamond Offshore common stock but still less than the number requested by Company G in its counteroffer. The discussions eventually ended in December 2022 when the companies were unable to reach agreement on purchase price.

On November 5, 2022, Diamond Offshore and Company F entered into a mutual confidentiality agreement that, among other things, contained a mutual “standstill” provision, as well as a “don’t ask, don’t waive” provision that did not restrict the ability of either party to make a private proposal regarding a business combination to the board of directors of the other party. This confidentiality agreement provided that the standstill provision would terminate on its terms on November 5, 2023 and the confidentiality agreement would expire on its terms on November 5, 2024. Following the execution of the confidentiality agreement, Diamond Offshore and Company F commenced the exchange of confidential financial and operational due diligence materials.

On December 5, 2022, representatives of senior management at Diamond Offshore and Company F met to conduct due diligence on their respective companies. Company F subsequently announced that it had agreed to acquire a company that owned a fleet of offshore drilling rigs, which terminated the discussions of a transaction between Diamond Offshore and Company F.

On January 12, 2023, the chief executive officer of Company A contacted Mr. Wolford regarding Company A’s continued interest in a potential transaction between Company A and Diamond Offshore. On the same day, the independent committee of the Diamond Offshore Board considered the benefits of obtaining more information regarding Company A and instructed management to enter into a confidentiality agreement with Company A to conduct due diligence. On January 13, 2023, Diamond Offshore and Company A entered into a mutual confidentiality agreement (which did not contain any “standstill” provision). This confidentiality agreement provided that it would expire on its terms on January 13, 2025. Following the execution of the confidentiality agreement, Diamond Offshore and Company A commenced the exchange and review of confidential financial and operational due diligence information.

On March 9, 2023, Diamond Offshore sent a non-binding proposal to the chief executive officer of Company A for Diamond Offshore to acquire all outstanding shares of Company A in exchange for shares of Diamond Offshore common stock. By letter dated March 17, 2023, Company A confirmed that its board of directors was considering the proposal.

On April 10, 2023, the chief executive officer of Company A informed Mr. Wolford that, due to uncertainty with their shareholders, Company A would not be responding to Diamond Offshore’s proposal. As a result, Diamond Offshore determined to stop pursuing a transaction with Company A.

On April 25, 2023, Diamond Offshore engaged Kirkland as outside legal counsel in connection with its future strategic transactions process.

In May 2023, a financial advisory firm representing an offshore drilling company (“Company H”) contacted Diamond Offshore to determine its interest in discussing a possible acquisition of the company by Diamond Offshore. After discussion with the independent committee of the Diamond Offshore Board, on June 12, 2023, Diamond Offshore and Company H entered into a mutual confidentiality agreement, which restricted each party from purchasing the securities, assets or businesses of the other party, and thereafter commenced the exchange and review of confidential financial and operational due diligence information. This confidentiality agreement provided that it would expire on its terms on June 12, 2025.

On June 22, 2023, Noble sent Diamond Offshore a non-binding indication of interest proposing to acquire Diamond Offshore in a stock-for-stock exchange at market or at a slight premium to market.

On June 28, 2023, Mr. Wolford and Mr. Eifler had a telephone call to discuss the process for a potential acquisition transaction. Messrs. Wolford and Eifler agreed to progress a draft merger agreement, which would be based on the draft merger agreement previously exchanged by the parties in September 2021, while the parties would proceed with financial and legal due diligence.

Also on June 28, 2023, Diamond Offshore and Noble entered into a mutual confidentiality agreement on substantially similar terms to the confidentiality agreement entered into between the parties in June 2021, including the mutual “standstill” provision and a modified “don’t ask, don’t waive” provision that did not restrict the ability of either party to make a private proposal regarding a business combination to the board of directors of the other party. This confidentiality agreement provided that it would expire on its terms on June 28, 2024. Following the execution of the confidentiality agreement on June 28, 2023, Diamond Offshore and Noble re-commenced the exchange of confidential financial and operational due diligence materials.

In early July 2023, each of Diamond Offshore and Noble exchanged financial models and conducted reciprocal legal and financial due diligence exchanges among members of their respective management teams.

On July 11, 2023, Mr. Eifler contacted Mr. Wolford to provide an update regarding the Noble Board’s consideration of the potential transaction. Mr. Eifler stated that Diamond Offshore’s stock performance relative to Noble’s stock performance was challenging Noble’s pricing assumptions. Mr. Eifler also conveyed that he did not anticipate the Noble Board would make a decision to proceed until after each party’s stock prices took into account results of earnings for the second quarter of 2023 but would continue to advance high-priority due diligence items.

On July 13, 2023, the independent committee of the Diamond Offshore Board considered an update on the status of discussions with Noble, including Mr. Wolford’s impression that the potential transaction would not likely progress until after results of earnings for the second quarter were announced. The Diamond Offshore management team also noted that they intended to progress their ongoing work with respect to acquisitions reasonably available to Diamond Offshore and their consideration of financing activities.

On August 3, 2023, representatives of Kirkland and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), which was engaged by Noble as outside legal counsel, convened to discuss terms of a draft merger agreement that could be further negotiated by the parties.

On August 10, 2023, the independent committee of the Diamond Offshore Board met, together with a representative of Kirkland, to consider the current status of discussions with Noble and other near-term strategic priorities of Diamond Offshore. After discussion, the independent committee determined that Diamond Offshore should focus its efforts on completing a senior secured notes offering rather than pursuing strategic combination transactions, including with Noble. After the independent committee meeting, Mr. Wolford notified Mr. Eifler that Diamond Offshore had elected to pursue another strategic priority and therefore would not pursue a potential transaction with Noble at that time.

On September 21, 2023, Diamond Offshore and certain of its subsidiaries issued $550 million aggregate principal amount of 8.500% Senior Secured Second Lien Notes due 2030 in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act.

On September 21, 2023, representatives of senior management at Diamond Offshore and Company H met to discuss potential benefits of a combination of their respective companies.

On October 16, 2023, Diamond Offshore sent a non-binding expression of interest to the chairman of Company H indicating an interest in Diamond Offshore acquiring Company H. The proposal was subject to a number of contingencies, including the negotiation of definitive documentation and approval from the boards of directors and shareholders of both companies.

In October 2023, each of Diamond Offshore and Company H exchanged updated financial models and conducted additional reciprocal legal and financial due diligence.

On November 8, 2023, the chairman of Company H delivered a counteroffer to the Diamond Offshore Board, indicating an interest in being acquired by Diamond Offshore in a transaction that would, at the time of the counteroffer, result in Company H shareholders owning an increased percentage of the combined company.

In November and December 2023, Diamond Offshore continued to update its financial analysis regarding a combination with Company H. Both Diamond Offshore and Company H ultimately concluded that they would discontinue pursuing the combination.

On November 28, 2023, Mr. Wolford met with the chief executive officer of Company F, who expressed Company F’s interest in pursuing a possible combination with Diamond Offshore.

In December 2023, Diamond Offshore was approached by a private offshore drilling company (“Company I”) as part of that company’s sell-side process. Diamond Offshore conducted a preliminary evaluation of the opportunity based on Company I’s confidential information memorandum with the assistance of representatives of TPH. On February 5, 2024, Diamond Offshore and Company I entered into a mutual confidentiality agreement, which included a “standstill” provision in favor of Company I with a customary “fall-away” provision that renders the standstill inapplicable following Diamond Offshore’s entry into a definitive agreement relating to a merger or other business combination transaction, and these companies commenced the exchange of confidential financial and operational due diligence materials. This confidentiality agreement provided that it would expire on its terms on February 5, 2026.

In March 2024, Diamond Offshore recommenced its analysis of a potential transaction with Company G, including the acquisition of one drillship or an acquisition of Company G. At the direction of the independent committee of the Diamond Offshore Board, on March 22, 2024 Diamond Offshore delivered a non-binding expression of interest to the chairman of Company G indicating an interest in Diamond Offshore acquiring Company G in exchange for cash and shares of Diamond Offshore common stock. The proposal was subject to a number of contingencies, including the negotiation of definitive documentation and regulatory, board and shareholder approvals. Representatives of Company G later communicated that Company G did not intend to pursue a sale of the company transaction.

On April 1, 2024, Diamond Offshore delivered a non-binding expression of interest to the chief executive officer of Company I indicating an interest in acquiring Company I. The proposal was subject to a number of contingencies, including the negotiation of definitive documentation and approval from the boards of directors and shareholders of both companies.

In April 2024, representatives of TPH met with the CEO of Company E to discuss the offshore drilling market and M&A landscape. During and following the meeting, Company E’s CEO expressed interest in engaging with Diamond Offshore with respect to a potential business combination. Company E’s CEO reached out to Mr. Wolford and the two executives met in early May 2024. During the course of the meeting, Company E’s CEO expressed his interest in making a proposal to acquire Diamond Offshore, subject to his board’s review and support. Mr. Wolford indicated that Diamond Offshore would give serious consideration to a written proposal if it properly recognized Diamond Offshore’s value.

On May 7, 2024, the chief executive officer of Company E met with Mr. Wolford to express Company E’s interest in pursuing a potential acquisition of Diamond Offshore.

On May 7, 2024, Mr. Wolford met with Mr. Eifler to revisit Noble’s potential interest in acquiring Diamond Offshore.

On May 9, 2024, Mr. Wolford received a call from the chief executive officer of Company E in advance of Company E’s scheduled meeting of its board of directors to further discuss Company E’s interest in pursuing a potential acquisition of Diamond Offshore.

On May 10, 2024, Mr. Wolford received a call from Mr. Eifler, who indicated that the Noble Board was planning to review a potential combination between Noble and Diamond Offshore.

On May 13, 2024, Noble sent a non-binding indication of interest to Diamond Offshore specifying that Noble would be interested in acquiring Diamond Offshore in a stock transaction (the “Noble May 13 Proposal”), whereby each outstanding share of Diamond Offshore common stock would be exchanged for 0.3235 Noble ordinary shares, which implied a purchase price of $15.17 per share of Diamond Offshore common stock based on the closing price of Noble ordinary shares on May 13, 2024, or a 13.7% premium to Diamond Offshore’s equity value based on the 20-day average closing price of Diamond Offshore common stock as of May 13, 2024. On the same day, Mr. Wolford received a follow-up call from Mr. Eifler and confirmed that Diamond Offshore had received Noble’s offer letter.

On May 14, 2024, Mr. Wolford received a call from Mr. Eifler, who emphasized Noble’s desire for an expedited review and response. Messrs. Wolford and Eifler had follow-up calls on May 17, 2024 and May 20, 2024 to discuss status of Diamond Offshore’s review.

At meetings on May 20, 2024, each of Guggenheim Securities, TPH and another financial advisory firm separately presented to the independent committee of the Diamond Offshore Board their respective credentials, potential conflicts and evaluations of potential counterparties to a strategic sale transaction, including Noble. After discussion, the independent committee indicated its support to engage each of Guggenheim Securities and TPH to act as co-financial advisors with respect to a sale transaction based on their respective experience and qualifications in M&A transactions, particularly within the oilfield services industry. Diamond Offshore and each of Guggenheim Securities and TPH formally executed an engagement letter on June 3, 2024. In connection with their respective engagements, each of Guggenheim Securities and TPH provided a customary relationships disclosure memo to the Diamond Offshore Board, describing Guggenheim Securities’ and TPH’s respective relationships with Diamond Offshore, Noble and other potential counterparties to a transaction involving Diamond Offshore. Guggenheim Securities disclosed that during the past two years it had not been previously engaged to provide financial advisory or investment banking services to Diamond Offshore or Noble. TPH disclosed that during the past two years it had not provided investment banking or other financial advisory services to Noble and that TPH had acted as financial advisor to Diamond Offshore in connection with a potential acquisition transaction unrelated to the mergers.

Following the May 20, 2024 meetings of the independent committee of the Diamond Offshore Board, members of the Diamond Offshore management team, with the assistance of representatives of Guggenheim Securities and TPH, analyzed a potential sale of Diamond Offshore to certain publicly traded offshore drilling companies, including Noble, Company D, Company E and Company F.

On May 22, 2024, in light of the pending expiration on June 28, 2024 of the confidentiality agreement previously signed by Noble and Diamond Offshore, the parties entered into an agreement to extend the effectiveness of confidentiality agreement between them to May 22, 2025.

On May 23, 2024 and following Company E’s May board meeting, Company E’s CEO communicated to Mr. Wolford that Company E’s board was focused solely on the company’s other internal priorities and thus would not pursue further a near-term acquisition.

On June 3, 2024, representatives of Paul, Weiss, on behalf of Noble, shared a draft merger agreement with representatives of Kirkland, on behalf of Diamond Offshore, which, among other things, included the following terms: (i) all stock consideration, (ii) the end date would be a to be specified time, subject to two automatic extensions if antitrust conditions have not been satisfied, and (iii) a termination fee equal to 4% of Diamond Offshore’s equity value would be payable by either Noble or Diamond Offshore under certain customary circumstances.

On June 3, 2024, the Diamond Offshore Board convened for a special meeting, with members of the Diamond Offshore management team and representatives of Kirkland, Guggenheim Securities and TPH in attendance. At the request of the Diamond Offshore Board, representatives of each of Guggenheim Securities and TPH reviewed with the Diamond Offshore Board their respective preliminary financial analyses regarding a proposed transaction with Noble, and a representative of Kirkland provided an overview of material terms of the merger agreement. The representatives of Guggenheim Securities and TPH also reviewed with the Diamond Offshore Board their respective preliminary analyses of Noble, Company D, Company E and Company F. The Diamond Offshore Board discussed the premium implied by the Noble May 13 Proposal and it was noted that such proposal represented a 0.9% premium to the closing price of Diamond Offshore common stock on June 3, 2024. After the meeting, the Diamond Offshore Board directed representatives of Guggenheim Securities to make a counterproposal to Noble contemplating an exchange ratio of 0.3750 Noble ordinary shares in exchange for each share of Diamond Offshore common stock and the right to appoint two members of the Diamond Offshore Board to the Noble Board (the “Noble June 3 Counterproposal”), and to emphasize to Noble that it should move expeditiously if a transaction between Diamond Offshore and Noble were to proceed. At the time of the Noble June 3 Counterproposal, based on the closing prices of Noble ordinary shares and Diamond Offshore common stock on June 3, 2024, the consideration proposed by Diamond in its counterproposal represented a 16.9% premium to the closing price of Diamond Offshore common stock on June 3, 2024.

Also on June 3, 2024, representatives of Guggenheim Securities and TPH contacted representatives of Morgan Stanley & Co. LLC, the financial advisor to Noble, to convey the Noble June 3 Counterproposal. During the course of these discussions, representatives of Guggenheim Securities emphasized to Morgan Stanley & Co. LLC that, if a transaction between Diamond Offshore and Noble were to proceed, Noble should move expeditiously.

Throughout the period of negotiations between Diamond Offshore and Noble, the Noble Board met on several occasions to consider and discuss the potential transactions and were briefed in those meetings by Noble management.

On June 4, 2024, Company F sent an unsolicited, non-binding indication of interest to the Diamond Offshore Board specifying that Company F would be interested in pursuing an acquisition of Diamond Offshore in a stock-and-cash transaction. The indication of interest stated that the implied value of the total consideration represented a 10% premium to the closing price of Diamond Offshore common stock on May 29, 2024 (the “Company F Proposal”). The Company F Proposal was conditioned on, among other things, Company F completing its financial and legal due diligence on Diamond Offshore and indicated that Company F could be in a position to execute a merger agreement within four weeks of the Diamond Offshore Board approving the proposal. On the same day, the chief executive officer of Company F met with Mr. Wolford to verbally describe Company F’s offer and their interest in pursuing the combination.

On June 5, 2024, Mr. Wolford received a call from Mr. Eifler to generally discuss thoughts on timing of the transaction process.

On June 5, 2024, representatives of Kirkland shared a revised draft of the proposed merger agreement with representatives of Paul, Weiss, which, among other things, included the following terms: (i) Noble would be required to take any actions, including litigation, divestiture of assets and behavioral remedies, if necessary to obtain regulatory approvals, except as would constitute a material adverse effect on a company the size of Diamond Offshore, (ii) two members of the Diamond Offshore Board would be appointed to the Noble Board at closing and (iii) the termination fee to be paid by Noble and Diamond Offshore under certain circumstances would be equal to 3% of Diamond Offshore’s equity value.

On June 6, 2024, the Diamond Offshore Board convened for a special meeting, with members of the Diamond Offshore management team and representatives of Kirkland, Guggenheim Securities and TPH in attendance. Representatives of Diamond Offshore updated the Diamond Offshore Board regarding the status of discussions between Diamond Offshore and each of Noble and Company F, including that a revised proposal from Noble in response to the Noble June 3 Counterproposal was imminent. After discussion, representatives of each of Guggenheim Securities and TPH reviewed with the Diamond Offshore Board a comparison of the Noble May 13 Proposal, the Noble June 3 Counterproposal and the Company F Proposal. As part of the review, Diamond Offshore’s financial advisors compared key characteristics of each counterparty and the equity that Diamond Offshore’s stockholders would own pro forma as well as the counterparty’s ability to provide transaction certainty. Characteristics reviewed included each potential acquiror’s current scale, trading multiples, trading liquidity, price target upside, rig fleets, and timing and potential risks associated with completing due diligence, reaching definitive agreement on transaction terms, and closing. The Diamond Offshore management team discussed each of the proposals and concluded that the scorecard illustrated Noble’s superior future upside potential in both market valuation and business prospects for the combined company and noted that Noble’s qualitative position in the market had more future upside potential than Company F. The Diamond Offshore management team also agreed that Company F’s proposal involved meaningful transaction uncertainty relative to the transaction with Noble under consideration. After discussion, given the Diamond Offshore Board’s view that the Company F Proposal was not materially more favorable for Diamond Offshore’s stockholders from a financial viewpoint and a transaction with Noble would be advantageous for Diamond Offshore’s stockholders because it could be executed on a more expedited basis and with more certainty and that Noble was perceived as having more upside value and a more ideal counterparty, including culturally with Diamond Offshore’s employees and customer base, the Diamond Offshore Board determined to allow Noble additional time to respond to Diamond Offshore’s Noble June 3 Counterproposal.

On June 6, 2024, after the Diamond Offshore Board meeting, representatives of Morgan Stanley & Co. LLC, acting at the direction of Noble, contacted representatives of Guggenheim Securities and discussed that Noble’s revised offer would include a cash component in order to facilitate Diamond Offshore’s request for an increase in valuation and that Noble would expect any transaction to be announced prior to market open on June 10, 2024. Following that discussion, Mr. Wolford and Mr. Eifler discussed timing for proceeding to a signed merger agreement and areas of focus for their respective boards of directors.

On June 7, 2024, representatives of senior management at Diamond Offshore and Noble met to conduct financial, operational and legal due diligence on their respective companies.

On June 7, 2024, representatives of Morgan Stanley & Co. LLC contacted representatives of Guggenheim Securities and TPH to convey Noble’s best and final proposal. Noble’s revised proposal specified that the Noble Board would be willing to proceed with a transaction with an exchange ratio of 0.2316 Noble ordinary shares plus $5.65 in cash for each share of Diamond Offshore common stock and, after closing, Noble would appoint one member of the Diamond Offshore Board to the Noble Board that was mutually acceptable to both parties. The proposal represented a total implied consideration of $15.53 per share of Diamond Offshore common stock and a 13.5% premium, in each case, based on the closing prices of Noble ordinary shares and Diamond Offshore common stock on June 6, 2024, and a 10.9% premium to the 30-day volume weighted average price of Diamond Offshore common stock, as of June 6, 2024. As a condition to the increased offer, Noble required the merger agreement to be signed by the parties by June 9, 2024, and for the parties to announce the agreement before the financial markets opened on June 10, 2024. Representatives of Morgan Stanley & Co. LLC conveyed to representatives of Guggenheim Securities the importance of the announcement timeline to Noble, and the parties subsequently agreed to work towards announcement of a transaction on Noble’s proposed timeline.

On June 7, 2024, representatives of Paul, Weiss shared a revised draft of the proposed merger agreement with representatives of Kirkland, which, among other things, included the following terms: (i) holders of Diamond Offshore common stock would receive cash and stock in exchange for their shares, (ii) agreeing that Noble must take certain actions with respect to obtaining regulatory approvals, but specifically excluding the divestiture of any drillship owned by Noble or Diamond Offshore, (iii) only one member of the Diamond Offshore Board would be appointed to the Noble Board at closing, (iv) specified that the end date would initially be nine months after execution of the merger agreement, subject to two three-month extensions and (v) no termination fee would be payable by Noble and the termination fee payable by Diamond Offshore would be equal to 3.75% of Diamond Offshore’s equity value.

On June 7, 2024, representatives of Kirkland shared a revised draft of the proposed merger agreement with representatives of Paul, Weiss, which among other changes, (i) removed the exclusion regarding the divestiture of any drillship owned by Noble or Diamond Offshore in connection with regulatory approvals, (ii) added a regulatory termination fee payable by Noble in the event that the merger agreement is terminated for the failure to obtain regulatory approvals, (iii) extended the end date to initially be 12 months after execution of the merger agreement, subject to two six-month extensions and (iv) reduced the termination fee payable by Diamond Offshore to 3.5% of Diamond Offshore’s equity value.

On June 7, 2024, the Diamond Offshore Board convened for a special meeting, with members of the Diamond Offshore management team and representatives of Kirkland, Guggenheim Securities and TPH in attendance with the primary purpose of considering whether to proceed with a transaction at an exchange ratio of 0.2316 Noble ordinary shares plus $5.65 in cash for each share of Diamond Offshore common stock. Representatives of each of Guggenheim Securities and TPH, provided the Diamond Offshore Board with an update on the status of discussions with Noble and its financial advisors. The Diamond Offshore Board expressed satisfaction with the economic terms of Noble’s proposal. After discussion, representatives of Guggenheim Securities and TPH then reviewed with the Diamond Offshore Board, among other matters, their respective preliminary analyses performed to date. Then, a representative of Kirkland discussed the fiduciary duties of the Diamond Offshore Board under applicable law and each member of the Diamond Offshore Board confirmed no conflicts of interest were implicated in their consideration of the potential transaction. Representatives of Kirkland then provided a description of the material terms of the merger agreement, including, among other terms, the representations, warranties, employee matters and regulatory covenants of each party and Diamond Offshore’s obligation in respect of its non-solicitation covenant. A representative of Kirkland described the process to approve the merger agreement, should the Diamond Offshore Board choose to do so. A representative of Kirkland then disclosed its previous work for Noble and confirmed that it was not representing Noble in the transaction. After discussion, the Diamond Offshore Board determined to meet again on June 9, 2024 to allow for sufficient time for negotiations and documentation to progress.

On June 7, 2024, Noble and Diamond Offshore executed a customary clean team agreement to facilitate sharing certain commercially sensitive confidential information between approved members of the clean team and members of senior management of Diamond Offshore and Noble participated in a financial and legal due diligence call.

On June 8, 2024, Mr. Wolford received a call from Mr. Eifler to coordinate activities around merger agreement negotiation and review.

On June 8, 2024, representatives of Paul, Weiss shared a draft of the proposed merger agreement with representatives of Kirkland, which, among other things, (i) reinserted the exclusion regarding the divestiture of any drillship owned by Noble or Diamond Offshore and rejected the payment of a regulatory termination fee, (ii) reduced the end date to be initially nine months after execution of the merger agreement, subject to two three-month extensions and (iii) specified that the termination fee payable by Diamond Offshore be equal to $60 million, representing approximately 3.6% of Diamond Offshore’s equity value.

On June 9, 2024, representatives of Paul, Weiss and Kirkland exchanged drafts of the proposed merger agreement, including to finalize the terms to agree that (i) Noble would not be required to agree to the divestiture of any drillship owned by Noble or Diamond Offshore, (ii) any disagreement with respect to actions necessary to obtain regulatory approvals would be referred to a committee comprised of the chairmen and chief executive officers of each of Noble and Diamond Offshore and (iii) the end date would initially be 12 months from the execution of the merger agreement, subject to two six-month extensions.

On June 9, 2024, Mr. Wolford exchanged several calls with Mr. Eifler in furtherance of the terms of the merger agreement.

On June 9, 2024, the Noble Board convened a meeting with Noble management to review and consider the proposed transactions, with representatives of Morgan Stanley & Co. LLC and Paul, Weiss in attendance. The Noble Board received updates from Noble management on the status of negotiations between Noble and

Diamond Offshore and discussed with Noble management their views with respect to the strategic and financial benefits of the proposed transactions. Following discussion and asking questions of Noble management and representatives of Morgan Stanley & Co. LLC and Paul, Weiss, the Noble Board unanimously approved the proposed transactions, including the issuance of Noble ordinary shares as merger consideration.

On June 9, 2024, the Diamond Offshore Board convened for a special meeting, with members of the Diamond Offshore management team and representatives of Kirkland, Guggenheim Securities and TPH in attendance. Prior to the meeting, the Diamond Offshore Board received discussion materials from each of Guggenheim Securities and TPH, proposed Diamond Offshore Board resolutions, the merger agreement with exhibits and schedules, presentation slides for the Diamond Offshore Board prepared by Kirkland and other meeting materials. At the meeting, representatives of Kirkland reminded the Diamond Offshore Board of its fiduciary duties under applicable law and detailed the changes to the key terms of the merger agreement, including that no termination fee would be payable to Diamond Offshore if the merger agreement were terminated due to the failure to receive regulatory approvals. Representatives of TPH reviewed its financial analysis of the merger consideration with the Diamond Offshore Board and rendered an oral opinion to the Diamond Offshore Board (confirmed by delivery of a written fairness opinion addressed to the Diamond Offshore Board dated June 9, 2024) that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH as set forth in its opinion and based upon other matters as TPH considered relevant, the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. TPH’s opinion is more fully described in the section titled “The Transactions—Opinions of Diamond Offshore’s Financial Advisors”. Representatives of Guggenheim Securities then reviewed its financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated June 9, 2024, to Diamond Offshore’s Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration to be received by holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. Guggenheim Securities’ opinion is more fully described in the section of this proxy statement/prospectus titled “The Transactions — Opinions of Diamond Offshore’s Financial Advisors.” After discussion, the Diamond Offshore Board unanimously determined that it is in the best interests of Diamond Offshore and the holders of Diamond Offshore common stock, and declared it advisable, for Diamond Offshore to enter into the merger agreement and resolved to recommend that the holders of Diamond Offshore common stock adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement.

Following the approval of the Noble Board and the Diamond Offshore Board, later in the evening on June 9, 2024, the parties proceeded with the execution of the merger agreement and, prior to financial markets opening in Europe and the United States on June 10, 2024, the parties issued a joint press release announcing the transaction.

Noble’s Rationale for the Transactions

Noble believes that its acquisition of Diamond Offshore presents Noble with compelling strategic and financial benefits.

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Highly complementary fleets and customer coverage: Following completion of the transactions, Noble anticipates that the combined company’s 14 working (15 total) dual BOP 7th generation drillships will comprise one of the leading tier one drillship fleets in the world. Additionally, Noble expects that Diamond Offshore’s Ocean GreatWhite semisubmersible will provide the combined company with a high-spec floater capable of operating in harsh environments, while the combined company’s other five semisubmersibles contribute meaningful contracted cash flow. Noble believes that the combination of the fleets of both companies creates strong commercial opportunities with complementary customer bases around the world and across rig types.

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Culture commonality around safety, operational excellence and service posture: Noble and Diamond Offshore’s shared commitment to these foundational principles is expected to be a driving force toward a successful and seamless integration.

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Robust combined backlog of $6.5 billion: Noble expects that Diamond Offshore’s backlog as of June 9, 2024, the date the merger agreement was entered into, which was $2.1 billion as of such date, including an average backlog on the four 7th generation drillships of approximately two years at $460,000 per day, will not only be significantly accretive on a per share and per rig basis, but also attractively priced and structured.

•	Meaningful cost synergies: Noble expects to realize annual pre-tax cost synergies of approximately $100 million, with 75% of these synergies expected to be realized within one year of the closing.

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Significantly accretive to free cash flow: Noble expects the transaction to be significantly accretive to Noble’s free cash flow per share and to facilitate Noble’s ability to further augment its return of capital to shareholders.

Recommendation of the Diamond Offshore Board and Its Reasons for the Transactions

By unanimous vote, the Diamond Offshore Board, at a meeting held on June 9, 2024, (1) determined that the merger agreement and the transactions, including the first merger, are fair to, and in the best interests of, Diamond Offshore and the holders of Diamond Offshore common stock, (2) approved and declared advisable the merger agreement and the transactions, including the first merger, and (3) resolved to recommend that the Diamond Offshore stockholders approve and adopt the merger agreement. The Diamond Offshore Board unanimously recommends that Diamond Offshore stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

In evaluating the transactions, the Diamond Offshore Board consulted with and received the advice of Diamond Offshore’s management and legal and financial advisors and, in reaching its determination and recommendation to enter into the merger agreement, the Diamond Offshore Board considered a number of factors (which are not intended to be exhaustive and are not presented in any order of importance), including the following:

•

the belief of the Diamond Offshore Board that Noble is an ideal strategic fit for Diamond Offshore. Combining Noble’s existing fleet with Diamond Offshore’s fleet would create a globally scaled, industry leader across harsh and benign environments in the most attractive offshore oil and gas basins;

•

the merger consideration, with an implied value of $15.52 per share of Diamond Offshore common stock on June 7, 2024 (the last trading date before the date on which the Diamond Offshore Board approved the merger agreement) and a total transaction enterprise value of approximately $2.2 billion, represented a premium of 11.4% per share of Diamond Offshore common stock based on the closing prices of shares of Diamond Offshore common stock and Noble ordinary shares on the same date;

•	Diamond Offshore stockholders will own approximately 14.5% of the combined company pro forma for the transactions;

•

the belief of the Diamond Offshore Board that, in receiving Noble ordinary shares in the first merger, the holders of Diamond Offshore common stock will be provided an opportunity to participate in a combined company that, among other things, is significantly larger than Diamond Offshore, will have increased share liquidity, has since mid-2023 declared and paid a dividend to its shareholders in accordance with Noble’s shareholder return framework will have a strong balance sheet and will be capable of pursuing significantly larger growth opportunities, and will participate in the increased diversification of the assets and operations of the combined company;

•

the belief of the Diamond Offshore Board that the shared core values of the two companies, including in particular those of safety, operational excellence and customer satisfaction, will assist in integration of the companies and enhance customer service going forward;

•

the belief of the Diamond Offshore Board that Noble has a strong liquidity position, particularly over the near term, which should result in a stronger, more durable company to endure and be successful through a variety of industry market cycles;

•	the belief of the Diamond Offshore Board that the transactions will result in pre-tax cost savings of approximately $100 million, with 75% expected to be realized within one year of closing;

•	Noble has a strong backlog of approximately $4.5 billion as of March 31, 2024;

•

the financial presentation and the opinion, each dated as of June 9, 2024, of Guggenheim Securities to Diamond Offshore’s Board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “The Transaction—Opinions of Diamond Offshore’s Financial Advisors”;

•

the financial analyses and opinion of TPH delivered to the Diamond Offshore Board on June 9, 2024 to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH as set forth in its opinion and based upon other matters as TPH considered relevant, the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described in the section titled “The Transactions—Opinions of Diamond Offshore’s Financial Advisors”;

•

the review by the Diamond Offshore Board with its legal and financial advisors of the structure of the transactions and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the transactions and the Diamond Offshore Board’s evaluation of the likely time period necessary to close the transactions;

•

Diamond Offshore’s right to terminate the merger agreement in order to accept a Superior Proposal (as defined in the merger agreement), subject to certain conditions (including payment to Noble of a $60,000,000 termination fee, which the Diamond Offshore Board believed was reasonable and customary under the circumstances and would not unduly deter any other party that might be interested in acquiring Diamond Offshore);

•

the requirement that Diamond Offshore stockholder approval be obtained as a condition to consummation of the first merger and the fact that Diamond Offshore would be required to pay Noble a no vote termination fee of $16,500,000 if the special meeting has concluded and the Diamond Offshore stockholder approval has not been obtained;

•

the nature of the closing conditions included in the merger agreement, including the absence of any financing contingency, the market, industry-related and other exceptions to the events that would constitute a material adverse effect on either Diamond Offshore or Noble for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the transactions;

•	Noble’s and Diamond Offshore’s agreement to use reasonable best efforts to obtain approvals of applicable regulatory authorities; and

•

Diamond Offshore’s ability, at any time prior to obtaining approval from Diamond Offshore stockholders of the merger agreement proposal and under certain circumstances, to consider and respond to an unsolicited alternative proposal and to engage in discussions or negotiations with the person making such a proposal.

During its deliberations, the Diamond Offshore Board also considered a variety of risks and other countervailing factors related to entering into the merger agreement (which are not intended to be exhaustive and are not presented in any order of importance), including the following:

•

while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transactions will be satisfied or waived, and as a result, it is possible that the transactions might not be completed even if approved by Diamond Offshore stockholders;

•

the limitations imposed on Diamond Offshore’s ability to solicit alternative proposals prior to closing or termination of the merger agreement, including the requirement to pay a $60,000,000 termination fee in the event Diamond Offshore accepts a Superior Proposal, or if Diamond Offshore receives an alternative proposal, the merger agreement is then terminated and Diamond Offshore enters into a definitive agreement with respect to an alternative proposal within 12 months of the termination date, each of which the Diamond Offshore Board concluded was reasonable and customary under the circumstances and would not unduly deter any other party that might be interested in acquiring Diamond Offshore;

•

although within the range of termination fees normally seen in similar transactions and which the Diamond Offshore Board concluded was reasonable and customary under the circumstances and would not unduly deter any other party that might be interested in acquiring Diamond Offshore, the fact that the requirement to pay a $60,000,000 termination fee under certain circumstances could have the effect of discouraging an alternative proposal for Diamond Offshore;

•

the restrictions on the conduct of Diamond Offshore’s business prior to the consummation of the transactions, which may delay or prevent Diamond Offshore from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Diamond Offshore pending consummation of the transactions;

•

the risks and costs to Diamond Offshore if the transactions are delayed or do not occur at all, including the potential negative impact on Diamond Offshore’s ability to retain key employees, the diversion of Diamond Offshore management and employee attention and the potential disruptive effectives on Diamond Offshore’s day-to-day operations and Diamond Offshore’s relationships with third parties, including its customers and suppliers;

•

the supplemental costs to be incurred in connection with the transactions, including the costs of integrating the businesses of Diamond Offshore and Noble and the transaction costs to be incurred in connection with the transactions;

•

the fact that U.S. Holders (as defined in the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations”) of Diamond Offshore common stock would recognize taxable gain (but not loss) for U.S. federal income tax purposes on the receipt of cash in exchange for shares of Diamond Offshore common stock pursuant to the merger agreement;

•

the fact that completion of the mergers and the other transactions requires certain regulatory clearances and consents, including under regulatory laws, and that if the first merger is not completed as a result of a regulatory impediment, Noble will not be obligated to pay any “reverse termination fee” to Diamond Offshore;

•	the risk of litigation arising from Diamond Offshore stockholders in respect of the merger agreement or transactions; and

•

various other risks associated with the transactions and the business of Noble, Diamond Offshore and the combined company, some of which are described in the section titled “Risk Factors” beginning on page 27.

The Diamond Offshore Board considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the Diamond Offshore Board in reaching its conclusion is not exhaustive, but rather is meant to include the material factors considered. In view of the wide variety of factors, both positive and negative, considered by the Diamond Offshore Board in evaluating the merger agreement, the mergers and the other transactions, and the complexity of these matters, the Diamond Offshore Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Diamond Offshore Board may have given different weight to different factors. The Diamond Offshore Board evaluated the factors described above, among others, and by unanimous vote, at a meeting held on June 9, 2024, (1) determined that the merger agreement and the transactions, including the first merger, are fair to, and in the best interests of, Diamond Offshore and the holders of Diamond Offshore common stock, (2) approved and declared advisable the merger agreement and the transactions, including the first merger, and (3) resolved to recommend that the Diamond Offshore stockholders approve and adopt the merger agreement. The Diamond Offshore Board unanimously recommends that Diamond Offshore stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

In considering the recommendation of the Diamond Offshore Board to approve the merger agreement proposal, Diamond Offshore stockholders should be aware that the executive officers and directors of Diamond Offshore have certain interests in the mergers that may be different from, or in addition to, the interests of Diamond Offshore stockholders generally. The Diamond Offshore Board was aware of these interests and considered them when approving the merger agreement and recommending that Diamond Offshore stockholders vote to approve the merger agreement proposal. See the section titled “—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions.” beginning on page 97.

This explanation of the reasoning of the Diamond Offshore Board and all other information presented in this section is forward-looking in nature and, therefore, should be read considering the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements” beginning on page 24.

Opinions of Diamond Offshore’s Financial Advisors

Opinion of Guggenheim Securities, LLC

Overview

Diamond Offshore retained Guggenheim Securities as its financial advisor in connection with the potential sale of Diamond Offshore. In selecting Guggenheim Securities as its financial advisor, Diamond Offshore considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the oilfield services drilling industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the June 9, 2024 meeting of the Diamond Offshore Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Diamond Offshore Board to the effect that, as of June 9, 2024 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the merger consideration to be received by holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex B to this proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets, commodities markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares of common stock of Diamond Offshore or Noble ordinary shares or other securities or financial instruments of or relating to Diamond Offshore or Noble may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets or in the commodities markets on Diamond Offshore or Noble, their respective securities or other financial instruments, or the mergers or the financing thereof or (iii) the impact of the mergers on the solvency or viability of Diamond Offshore or Noble or the ability of Diamond Offshore or Noble to pay their respective obligations when they come due.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this proxy statement/prospectus):

•	was provided to the Diamond Offshore Board (in its capacity as such) for its information and assistance in connection with its evaluation of the merger consideration;

•	did not constitute a recommendation to the Diamond Offshore Board with respect to the mergers;

•	does not constitute advice or a recommendation to any holder of Diamond Offshore common stock as to how to vote or act in connection with the mergers or otherwise;

•

did not address Diamond Offshore’s underlying business or financial decision to pursue or effect the mergers, the relative merits of the mergers as compared to any alternative business or financial strategies that might exist for Diamond Offshore, the financing or funding of the mergers by Noble or the effects of any other transaction in which Diamond Offshore might engage;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by holders of Diamond Offshore common stock in the first merger to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the mergers (including, without limitation, the form or structure of the mergers) or the merger agreement or (b) any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the mergers or (ii) the fairness, financial or otherwise, of the mergers to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified therein), creditors or other constituencies of Diamond Offshore or Noble; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Diamond Offshore’s or Noble’s directors, officers or employees, or any class of such persons, in connection with the transactions relative to the merger consideration or otherwise.

In connection with rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the merger agreement dated as of June 8, 2024;

•	reviewed certain publicly available business and financial information regarding each of Diamond Offshore and Noble;

•

reviewed certain non-public business and financial information regarding each of Diamond Offshore’s and Noble’s respective businesses and future prospects (including certain financial projections for each of Diamond Offshore and Noble (together, for purposes of this section, the “Diamond Offshore-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management (collectively with Synergy Estimates (as defined below), the “Diamond Offshore-Provided Information”);

•

reviewed certain non-public business and financial information regarding Noble’s businesses and future prospects (including certain financial projections for Noble on a stand-alone basis for the years ending December 31, 2024 through December 31, 2028 (for purposes of this section, the “Noble-Provided Financial Projections” and, together with the Diamond Offshore-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by and discussed with Noble’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management (collectively, the “Noble-Provided Information”);

•

reviewed certain estimated cost savings and operating and financial synergies expected to result from the mergers and estimated costs to achieve the same (collectively, for purposes of this section, the “Synergy Estimates” or the “Synergies”), all as prepared by, discussed with and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management and discussed with Noble’s senior management;

•

discussed with Diamond Offshore’s senior management their strategic and financial rationale for the mergers as well as their views of Diamond Offshore’s and Noble’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the oilfield services sector;

•	performed discounted cash flow analyses with respect to Diamond Offshore and Noble based on the Diamond Offshore-Provided Financial Projections and the Synergy Estimates;

•

performed net asset value calculations with respect to Diamond Offshore and Noble using discounted cash flow analyses based on the Diamond Offshore-Provided Financial Projections and the Synergy Estimates;

•	reviewed the historical prices, trading multiples and trading activity of Diamond Offshore common stock and Noble ordinary shares;

•

compared the financial performance of Diamond Offshore and Noble and the trading multiples and trading activity of Diamond Offshore common stock and Noble ordinary shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating Diamond Offshore and Noble;

•

reviewed the pro forma financial results, financial condition and capitalization of the pro forma combined company giving effect to the mergers, all as prepared by, discussed with and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Diamond Offshore and Noble (including, without limitation, the Diamond Offshore-Provided Information and the Noble-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Diamond Offshore-Provided Information and the Noble-Provided Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Diamond Offshore-Provided Financial Projections, the Noble-Provided Financial Projections, any other estimates or any other forward-looking information provided by Diamond Offshore or Noble or the assumptions upon which any of the foregoing are based, and (iii) relied upon the assurances of Diamond Offshore’s senior management that they were (in the case of the Diamond Offshore-Provided Information) and assumed that Noble’s senior management were (in the case of the Noble-Provided Information) unaware of any facts or circumstances that would make the Diamond Offshore-Provided Information or the Noble-Provided Information incomplete, inaccurate or misleading. Guggenheim Securities understood that the Diamond Offshore-Provided Financial Projections, the Noble-Provided Financial Projections and the Synergy Estimates reflect certain assumptions regarding the oilfield services sector, including capital expenditures and rig dayrates and utilization, that are subject to significant uncertainty and that, if different than assumed, could have a material impact on Guggenheim Securities’ analysis and its opinion.

•

Guggenheim Securities (i) was advised by Diamond Offshore’s senior management, and assumed, that the Diamond Offshore-Provided Financial Projections and the Synergy Estimates were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Diamond Offshore’s senior management as to the expected future performance of Diamond Offshore, Noble and the pro forma combined company and the expected amounts and realization of the Synergies and were reviewed by the Diamond Offshore Board with the understanding that such information would used and relied upon by Guggenheim Securities in connection with rendering its opinion, (ii) assumed that the Noble-Provided Financial Projections were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Noble’s senior management as to the expected future performance of Noble on a stand-alone basis and (iii) assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

During the course of our engagement, Guggenheim Securities assisted the Diamond Offshore Board and senior management in connection with their discussions with certain potential strategic acquirors, merger partners and third-party transaction counterparties, and Guggenheim Securities considered the nature and outcome of such discussions in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Diamond Offshore, Noble or any other entity or the solvency or fair value of Diamond Offshore, Noble or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Diamond Offshore’s senior management and Diamond Offshore’s other professional advisors with respect to such matters. Guggenheim Securities assumed that the mergers will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the mergers to Diamond Offshore, Noble or their respective securityholders.

•	Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (i) the final executed form of the merger agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) Diamond Offshore, Noble, Merger Sub 1 and Merger Sub 2 will comply with all terms and provisions of the merger agreement and (iii) the representations and warranties of Diamond Offshore, Noble, Merger Sub 1 and Merger Sub 2 contained in the merger agreement were true and correct and all conditions to the obligations of each party to the merger agreement to consummate the mergers would be satisfied without any waiver, amendment or modification thereof; and

•

the mergers will be consummated in a timely manner in accordance with the terms of the merger agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Diamond Offshore, Noble, Merger Sub 1 or Merger Sub 2 or the mergers (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses and opinion.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Diamond Offshore Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Diamond Offshore Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Diamond Offshore, Noble and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by holders of Diamond Offshore common stock in the first merger pursuant to the merger agreement to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected precedent merger and acquisition transactions used in the premia paid in selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the mergers, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Diamond Offshore or Noble. However, such companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Diamond Offshore and Noble based on Guggenheim Securities’ familiarity with the oilfield services industry.

•

In any event, premia paid in selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which Diamond Offshore and Noble were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:

•	DCF: means discounted cash flow.

•	EBITDA: means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•	EBITDA multiple: represents the relevant company’s enterprise value divided by its historical or projected EBITDA.

•

Enterprise value: represents the relevant company’s equity value (as defined below) plus (i) the principal or face amount of total debt, (ii) the book value of any non-controlling/minority interests and (iii) the book value of finance leases less (iv) cash, cash equivalents, and certain other cash-like items and (v) the book value of any non-consolidated investments.

•

Equity value: represents the relevant company’s (i) gross equity value as calculated (a) based on outstanding ordinary shares or shares of common stock, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•	Unlevered free cash flow or UFCF: means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and changes in working capital.

•	VWAP: means volume-weighted average share price over the indicated period of time.

Recap of Implied Merger Financial Metrics

Based on the implied merger consideration of $15.52 per share, consisting of $5.65 per share in cash and the exchange ratio of 0.2316 Noble ordinary shares for each share of Diamond Offshore common stock and

Noble’s closing stock price of $42.60 on June 7, 2024, Guggenheim Securities calculated various merger-implied premia (relative to Diamond Offshore’s stock price as of June 7, 2024, the last trading day prior to the announcement of the mergers) and merger-implied multiples as outlined in the table below:

Merger-Implied Premia and Merger-Implied Multiples

Implied Merger Consideration per Share	$15.52

	Diamond Offshore Stock Price	Merger- Implied Premia and Multiples
Acquisition Premium/(Discount) Relative to Diamond Offshore’s:
Closing Stock Price as of June 7, 2024	$13.93	11.4%
30-Day VWAP as of June 7, 2024	14.03	10.6
Past Year’s High Stock Price	17.32	(10.4)
Past Year’s Low Stock Price	11.02	40.8
Transaction Enterprise Value / EBITDA for Diamond Offshore:
2025E—Diamond Offshore-Provided Financial Projections		4.2x
Wall Street Consensus Estimates		4.9
2026E—Diamond Offshore-Provided Financial Projections		4.0
Wall Street Consensus Estimates		4.4

Note: Transaction Enterprise Value / 2025E and 2026E EBITDA multiple calculations for Diamond Offshore reflect estimated balance sheet items as of January 1, 2025 per Diamond Offshore management.

Diamond Offshore Stand-alone Financial Analyses

Recap of Diamond Offshore Stand-alone Financial Analyses. In evaluating Diamond Offshore in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis, net asset value analysis and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical stock price range for Diamond Offshore common stock, implied premia paid in precedent merger and acquisition transactions and Wall Street equity research analysts’ stock price targets for Diamond Offshore common stock.

Recap of Diamond Offshore Stand-alone Financial Analyses

Diamond Offshore Common Stock Share Price as of June 7, 2024	$13.93
Implied Merger Consideration per Share	15.52	(1)
Implied Pro Forma DCF-Based Value of Merger Consideration	18.76	(2)
Implied Pro Forma Net Asset Value-Based Value of Merger Consideration	18.12	(3)

($ per share)	Reference Range for Diamond Offshore
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$16.03	$21.05
Net Asset Value Analysis	16.64	19.38
Selected Publicly Traded Companies Analysis	13.60	24.89

For Informational Reference Purposes
Diamond Offshore’s Stock Price Range During Past Year	$11.02	$17.32
Precedent Premia Paid Analysis	14.73	17.54
Wall Street Equity Research Price Targets	16.32	21.17

(1)

Represents the implied value of the merger consideration to Diamond Offshore stockholders based on the exchange ratio of 0.2316x and the per share cash consideration of $5.65 provided for in the merger agreement, and the Noble closing share price of $42.60 as of June 7, 2024.

(2)

Represents the implied value of the merger consideration to Diamond Offshore stockholders based on the midpoint of the pro forma reference range per share of Noble ordinary shares derived from the discounted cash flow analysis of Noble, pro forma for the mergers, excluding the Synergy Estimates. Based on Noble’s midpoint pro forma weighted average cost of capital of 9.6% and the midpoint perpetuity growth rate of (3.00)%, and the exchange ratio of 0.2316x and per share cash consideration of $5.65 per share provided for in the merger agreement.

(3)

Represents the implied value of the merger consideration to Diamond Offshore stockholders based on the pro forma midpoint of the reference range per share of Noble ordinary shares derived from the net asset value analysis of Noble, pro forma for the mergers, excluding the Synergy Estimates. Based on Noble’s midpoint pro forma weighted average cost of capital of 9.6%, and the exchange ratio of 0.2316x and per share cash consideration of $5.65 per share provided for in the merger agreement.

Diamond Offshore Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone discounted cash flow analysis of Diamond Offshore based on projected after-tax unlevered free cash flows for Diamond Offshore and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to Diamond Offshore:

•

Guggenheim Securities utilized five-year financial projections for Diamond Offshore through December 31, 2029 as provided and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management.

•	Guggenheim Securities used a discount rate range of 9.50% – 11.75% based on its estimate of Diamond Offshore’s weighted average cost of capital.

•

In estimating Diamond Offshore’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Diamond Offshore’s terminal year normalized after-tax unlevered free cash flow of (2.00%) – (4.00%). The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Diamond Offshore’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analysis resulted in an overall reference range of $16.03 – $21.05 per share for purposes of evaluating Diamond Offshore common stock on a stand-alone intrinsic-value basis.

In connection with its discounted cash flow analysis with respect to Diamond Offshore, Guggenheim Securities noted that the implied pro forma DCF-based value of the merger consideration of $18.76 per share based on the exchange ratio of 0.2316x, the $5.65 per share cash consideration provided for in the merger agreement and the midpoint of the pro forma reference range per share of Noble ordinary shares derived from the discounted cash flow analysis of Noble, pro forma for the mergers, excluding the Synergy Estimates, was in line with the foregoing DCF-based reference range, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the merger consideration.

Diamond Offshore Net Asset Value Analysis. Guggenheim Securities performed a stand-alone discounted cash flow analysis of Diamond Offshore based on projected after-tax unlevered free cash flows generated by Diamond Offshore’s assets through the end of their economic lives.

In performing its net asset value analysis with respect to Diamond Offshore:

•

Guggenheim Securities utilized twenty-one-year financial projections for Diamond Offshore through December 31, 2045 as provided and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management.

•	Guggenheim Securities used a discount rate range of 9.50% – 11.75% based on its estimate of Diamond Offshore’s weighted average cost of capital.

Guggenheim Securities’ net asset value analysis resulted in an overall reference range of $16.64 – $19.38 per share for purposes of evaluating Diamond Offshore common stock on a stand-alone intrinsic-value basis.

In connection with its net asset value analysis with respect to Diamond Offshore, Guggenheim Securities noted that the implied pro forma net asset value-based value of the merger consideration of $18.12 per share based on the exchange ratio of 0.2316x, the $5.65 per share cash consideration provided for in the merger agreement and the midpoint of the pro forma reference range per share of Noble ordinary shares derived from the net asset value analysis of Noble, pro forma for the mergers, excluding the Synergy Estimates, was in line with the foregoing net asset value-based reference range, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the merger consideration.

Diamond Offshore Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Diamond Offshore’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for Diamond Offshore and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Diamond Offshore Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / 2025E EBITDA		Trading Enterprise Value / 2026E EBITDA
Publicly Traded Companies
Diamond Offshore (Wall Street Consensus Estimates)	4.5	x	4.0	x
Diamond Offshore (Diamond Offshore-Provided Financial Projections)	3.9		3.6
Noble Corporation plc (Wall Street Consensus Estimates)	4.8		4.2
Noble Corporation plc (Diamond Offshore-Provided Financial Projections)	4.2		3.9
Seadrill Limited	4.7		3.6

Diamond Offshore Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / 2025E EBITDA		Trading Enterprise Value / 2026E EBITDA
Publicly Traded Companies
Transocean Ltd.	7.3		6.8
Valaris Limited	5.7		4.2

Statistical Summary
Minimum	3.9	x	3.6	x
Median	4.7		4.0
Maximum	7.3		6.8

Note: Trading Enterprise Value / 2025E and 2026E EBITDA multiple calculations for Diamond Offshore and Noble reflect estimated balance sheet items as of January 1, 2025 per Diamond Offshore management.

In performing its selected publicly traded companies analysis with respect to Diamond Offshore, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating Diamond Offshore on a stand-alone public market trading basis as follows: (i) enterprise value / forward EBITDA multiple range of 3.9x – 6.2x based on 2025E EBITDA; and (ii) enterprise value / forward EBITDA multiple range of 3.6x – 4.7x based on 2026E EBITDA.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $13.60 – $24.89 per share for purposes of evaluating Diamond Offshore common stock on a stand-alone public market trading basis.

Noble Stand-alone Financial Analyses

Recap of Noble Stand-alone Financial Analyses. In evaluating Noble in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis, net asset value analysis and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the historical stock price range for Noble ordinary shares and Wall Street equity research analysts’ stock price targets for Noble ordinary shares.

Recap of Noble Stand-alone Financial Analyses

Noble Ordinary Shares per Share Price as of June 7, 2024	$42.60

($ per share)	Reference Range for Noble
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$49.91	$64.75
Net Asset Value Analysis	49.95	57.03
Selected Publicly Traded Companies Analysis	39.24	63.75

For Informational Reference Purposes
Noble’s Stock Price Range During Past Year	$36.20	$55.34
Wall Street Equity Research Price Targets	47.37	64.79

Noble Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone discounted cash flow analysis of Noble based on projected after-tax unlevered free cash flows for Noble and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to Noble:

•	Guggenheim Securities utilized five-year financial projections for Noble through December 31, 2029 as provided and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management.

•	Guggenheim Securities used a discount rate range of 8.50% – 10.75% based on its estimate of Noble’s weighted average cost of capital.

•

In estimating Noble’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Noble’s terminal year normalized after-tax unlevered free cash flow of (2.00%) – (4.00%). The terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Noble’s implied terminal year EBITDA multiples.

Guggenheim Securities’ discounted cash flow analysis resulted in an overall reference range of $49.91 – $64.75 per share for purposes of evaluating Noble ordinary shares on a stand-alone intrinsic-value basis.

In connection with its discounted cash flow analysis with respect to Noble, Guggenheim Securities noted that the closing per share price of Noble ordinary shares of $42.60 as of June 7, 2024 was at a substantial discount to the foregoing DCF-based reference range, which suggested significant intrinsic value upside associated with Noble ordinary shares and thereby supported Guggenheim Securities’ assessment of the financial fairness of the merger consideration.

Noble Net Asset Value Analysis. Guggenheim Securities performed a stand-alone discounted cash flow analysis of Noble based on projected after-tax unlevered free cash flows generated by Noble’s assets through the end of their economic lives.

In performing its net asset value analysis with respect to Noble:

•

Guggenheim Securities utilized twenty-one-year financial projections for Noble through December 31, 2045 as provided and approved for Guggenheim Securities’ use by Diamond Offshore’s senior management.

•	Guggenheim Securities used a discount rate range of 8.50% – 10.75% based on its estimate of Noble’s weighted average cost of capital.

Guggenheim Securities’ net asset value analysis resulted in an overall reference range of $49.95 – $57.03 per share for purposes of evaluating Noble ordinary shares on a stand-alone intrinsic-value basis.

In connection with its net asset value analysis with respect to Noble, Guggenheim Securities noted that the closing per share price of Noble ordinary shares of $42.60 as of June 7, 2024 was at a substantial discount to the foregoing net asset value-based reference range, which suggested significant intrinsic value upside associated with the Noble ordinary shares and thereby supported Guggenheim Securities’ assessment of the financial fairness of the merger consideration.

Noble Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Noble’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for Noble and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Noble Selected Publicly Traded Companies Analysis

	Enterprise Value / 2025E Adj. EBITDA		Enterprise Value / 2026E Adj. EBITDA
Publicly Traded Companies
Diamond Offshore (Wall Street Consensus Estimates)	4.5	x	4.0	x
Diamond Offshore (Diamond Offshore-Provided Financial Projections)	3.9		3.6
Noble Corporation plc (Wall Street Consensus Estimates)	4.8		4.2
Noble Corporation plc (Diamond Offshore-Provided Financial Projections)	4.2		3.9
Seadrill Limited	4.7		3.6
Transocean Ltd.	7.3		6.8
Valaris Limited	5.7		4.2

Statistical Summary
Minimum	3.9	x	3.6	x
Median	4.7		4.0
Maximum	7.3		6.8

Note: Trading Enterprise Value / 2025E and 2026E EBITDA multiple calculations for Diamond Offshore and Noble reflect estimated balance sheet items as of January 1, 2025 per Diamond Offshore management.

In performing its selected publicly traded companies analysis with respect to Noble, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating Noble on a stand-alone public market trading basis as follows: (i) enterprise value / forward EBITDA multiple range of 3.9x – 6.2x based on 2025E EBITDA; and (ii) enterprise value / forward EBITDA multiple range of 3.6x – 4.7x based on 2026E EBITDA.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $39.24 – $63.75 per share for purposes of evaluating Noble ordinary shares on a stand-alone public market trading basis.

“Has / Gets” Analysis (Including Synergies)

Guggenheim Securities performed a “Has / Gets” discounted cash flow analysis to compare the implied discounted cash flow value per share of Diamond Offshore common stock as described above under the caption “Diamond Offshore Discounted Cash Flow Analysis” to the implied discounted cash flow value per share of Diamond Offshore common stock that Diamond Offshore stockholders would receive in the first merger by calculating the discounted cash flow value per share of Noble ordinary shares after giving pro forma effect to the mergers, including the Synergy Estimates, multiplying the resulting value per share by the exchange ratio of 0.2316x and adding the $5.65 per share cash consideration provided for in the merger agreement.

In performing its Has / Gets discounted cash flow analysis with respect to the Diamond Offshore common stock after giving pro forma effect to the mergers:

•

Guggenheim Securities utilized the Diamond Offshore-Provided Financial Projections on a pro forma basis including the Synergy Estimates as provided and approved for Guggenheim Securities’ use by Diamond Offshore senior management.

•	Guggenheim Securities used a pro forma discount rate range of 8.49% – 10.71% based on its estimate of Noble’s weighted average cost of capital after giving pro forma effect to the mergers.

•

In estimating Noble’s terminal value after giving pro forma effect to the mergers, Guggenheim Securities used a range of perpetual growth rates of normalized after-tax unlevered free cash flow of (4.00)% – (2.00)%.

•

Guggenheim Securities used the Synergy Estimates of $100 million in annual cost synergies, with 75% realized in 2025 and a $50 million cost to achieve synergies in 2025, in each case as provided by Diamond Offshore management.

Guggenheim Securities’ Has / Gets discounted cash flow analysis including $100 million of annual cost synergies resulted in Diamond Offshore stockholders receiving an implied discounted cash flow value per share of Diamond Offshore common stock after giving pro forma effect to the mergers of $19.06 – $20.40 at the midpoint pro forma discount rate of 9.60%, compared to the stand-alone implied discounted cash flow value per share of Diamond Offshore common stock of $17.43 – $19.03 at the midpoint Diamond Offshore discount rate of 10.63%, an increase of 7.2% – 9.3%.

Guggenheim Securities also performed a Has / Gets net asset value analysis to compare the implied net asset value per share of Diamond Offshore common stock as described above under the caption “Diamond Offshore Net Asset Value Analysis” to the implied net asset value per share of Diamond Offshore common stock that Diamond Offshore stockholders would receive in the first merger by calculating the net asset value per share of Noble ordinary shares after giving pro forma effect to the mergers, including the Synergy Estimates, multiplying the resulting value per share by the exchange ratio of 0.2316x and adding the $5.65 per share cash consideration provided for in the merger agreement.

In performing its Has / Gets net asset value analysis with respect to the Diamond Offshore common stock after giving pro forma effect to the transactions:

•

Guggenheim Securities utilized the twenty-one-year financial projections for Diamond Offshore and Noble through December 31, 2045, respectively, as described above and on a pro forma basis including the Synergy Estimates as provided and approved for Guggenheim Securities’ use by Diamond Offshore senior management.

•	Guggenheim Securities used a pro forma discount rate range of 8.49% – 10.71% based on its estimate of Noble’s weighted average cost of capital after giving pro forma effect to the mergers.

•

Guggenheim Securities used the Synergy Estimates of $100 million in annual cost synergies, with 75% realized in 2025 and a $50 million cost to achieve synergies in 2025, in each case as provided by Diamond Offshore management.

Guggenheim Securities’ Has / Gets net asset value analysis including $100 million of annual cost synergies resulted in Diamond Offshore stockholders receiving an implied net asset value per share of Diamond Offshore common stock after giving pro forma effect to the mergers of $19.03 at the midpoint pro forma discount rate of 9.60%, compared to the stand-alone implied net asset value per share of Diamond Offshore common stock of $17.93 at the midpoint Diamond Offshore discount rate of 10.63%, an increase of 6.1%.

Illustrative Pro Forma Stock Price Analysis. Guggenheim Securities performed a market approach pro forma stock price analysis to calculate the value accretion / dilution implied by the merger consideration to the Diamond Offshore stockholders. The market approach pro forma stock price analysis compared the closing price of Diamond Offshore common stock on June 7, 2024 of $13.93 per share, the last full trading day prior to the execution of the merger agreement, to the implied value of the pro forma equity in the combined company held by Diamond Offshore stockholders after giving effect to the mergers. To calculate the implied value of the pro forma equity in the combined company after giving effect to the mergers, Guggenheim Securities calculated a pro forma enterprise value by adding (i) the enterprise value of Noble based on the closing price of Noble ordinary shares on June 7, 2024, the last full trading day prior to the execution of the merger agreement, (ii) the enterprise value of Diamond Offshore based on the closing price of Diamond Offshore common stock on June 7, 2024, the last full trading day prior to the execution of the merger agreement, and (iii) the approximately $100 million of run-rate EBITDA impact from annual cost synergies reflected in the Synergy Estimates, capitalized at a 4.1x multiple (which represented the blended EV / 2025E EBITDA multiple for Noble and Diamond Offshore based on the Diamond Offshore-Provided Financial Projections). Guggenheim Securities then derived an implied pro forma value per share of Noble ordinary shares by subtracting the estimated pro forma net debt of the combined company as of January 1, 2025, as provided by Diamond Offshore management, and dividing by the estimated number of fully diluted shares outstanding of the pro forma combined company, which resulted in an implied pro forma value per share of Noble ordinary shares of $43.72. Guggenheim Securities then multiplied the exchange ratio of 0.2316x provided for in the merger agreement by the implied pro forma per share value of Noble ordinary shares and added the $5.65 per share cash consideration provided for in the merger agreement to derive an implied pro forma stock price per share of Diamond Offshore common stock. The market approach pro forma stock price analysis reflected an implied pro forma price for the Diamond Offshore common stock of $15.78 per share, which reflected an implied value accretion per share of 13.3% to the holders of Diamond Offshore common stock.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Diamond Offshore and Noble Stock Price Trading Histories. Guggenheim Securities reviewed Diamond Offshore and Noble’s respective stock price trading histories over various timeframes:

•

Guggenheim Securities indicated that from June 9, 2023 through June 7, 2024 (the last trading day prior to the announcement of the mergers), Diamond Offshore common stock generally had traded in a range of approximately $11.02 – $17.32 per share, and Noble ordinary shares generally had traded in a range of approximately $36.20 – $55.34.

Diamond Offshore and Noble Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for each of Diamond Offshore and Noble, respectively, as published prior to June 7, 2024 (the last trading day prior to the announcement of the mergers). Guggenheim Securities noted that the undiscounted ranges of such Wall Street equity research analyst stock price targets for Diamond Offshore common stock and Noble ordinary shares were $17.00 – $22.00 per share and $49.00 – $67.00 per share, respectively. Using discount rates of 11.54% and 10.05%, respectively (which reflected the midpoints of Guggenheim Securities’ estimates of Diamond Offshore’s and Noble’s respective costs of equity), Guggenheim Securities discounted back such Wall Street equity research analysts’ stock price targets to arrive at present values of such Wall Street equity research analyst stock price targets for Diamond Offshore common stock and Noble ordinary shares of $16.32 – $21.17 per share and $47.37 – $64.79 per share, respectively. Guggenheim Securities noted that Wall Street equity research analyst stock price targets and the present values thereof do not necessarily reflect current market trading prices for Diamond Offshore common stock or Noble ordinary shares, and such estimates are subject to various uncertainties, including the future financial performance of each of Diamond Offshore and Noble, respectively, and future capital markets conditions.

Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with the selected U.S.-focused precedent merger and acquisition transactions in the energy industry. Guggenheim Securities noted

that such precedent M&A transaction-related premia ranged from a 25th percentile of 8.9% to a 75th percentile of 21.6%, with a median of 12.3%, based on the target company’s unaffected 30-day VWAP. Guggenheim Securities then applied a selected premium range of 5.0% – 25.0% to Diamond Offshore’s 30-day VWAP of $14.03 per share to determine a reference range of per share prices for Diamond Offshore common stock of $14.73 – $17.54.

Historical Trading Market Exchange Ratio Analysis. Guggenheim Securities compared the Diamond Offshore / Noble implied merger exchange ratio of 0.3642 shares of Diamond Offshore common stock for each share of Noble ordinary shares, assuming a 100% equity exchange ratio and calculated based on the 0.2316 exchange ratio provided for in the merger agreement, the closing price of Noble ordinary shares of $42.60 per share on June 7, 2024 and the $5.65 per share cash consideration provided for in the merger agreement, with the observed trading market exchange ratios of Diamond Offshore common stock and Noble ordinary shares during various timeframes as indicated in the table below:

Diamond Offshore / Noble Implied Merger Exchange Ratio vs

Observed Trading Market Exchange Ratios

Diamond Offshore / Noble Implied Merger Exchange Ratio	0.3642x

	Observed Trading Market Exchange Ratio (Diamond Offshore / Noble)		Diamond Offshore / Noble Implied Merger Exchange Ratio Premium/ (Discount)
Closing Trading Market Exchange Ratio as of June 7, 2024	0.3270	x	11.4%
Average Trading Market Exchange Ratio During:
Past 1-month	0.3154		15.5
Past 6-month	0.2846		28.0
Past Year	0.2892		25.9
Past Two Years	0.2769		31.6

Other Considerations

Except as described in the summary above, Diamond Offshore did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the mergers were determined through negotiations between Diamond Offshore and Noble and were approved by the Diamond Offshore Board. The decision to enter into the merger agreement was solely that of the Diamond Offshore Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Diamond Offshore Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Diamond Offshore Board with respect to the fairness, from a financial point of view, of the merger consideration to be received by holders Diamond Offshore common stock in the first merger pursuant to the merger agreement.

Pursuant to the terms of Guggenheim Securities’ engagement, Diamond Offshore has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the mergers) upon consummation of the mergers, which cash transaction fee currently is estimated to be $11 million. Diamond Offshore has previously paid Guggenheim Securities a cash milestone fee of $2 million that became payable upon the rendering of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, Diamond Offshore has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Guggenheim Securities has not been previously engaged during the past two years by Diamond Offshore, nor has Guggenheim Securities been previously engaged during the past two years by Noble, to provide financial advisory or investment banking services for which Guggenheim Securities received fees, and aside from its current engagement by Diamond Offshore in connection with the mergers, Guggenheim Securities is not currently engaged to provide Diamond Offshore, Noble or any of their respective affiliates with financial advisory or investment banking services. Guggenheim Securities may in the future seek to provide Diamond Offshore, Noble and their respective affiliates with financial advisory and investment banking services unrelated to the mergers, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities (i) may provide such financial services to Diamond Offshore, Noble, other participants in the mergers and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities would expect to receive compensation and (ii) may trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Diamond Offshore, Noble, other participants in the mergers and their respective affiliates. In this regard, funds or accounts managed by Guggenheim Securities’ investment management affiliates directly or indirectly hold positions in equity securities of Diamond Offshore and Noble. Guggenheim Securities is not involved in any investment decisions relating to those positions. In addition, as of June 3, 2024, the latest reports filed by Guggenheim Securities’ parent company and certain affiliates under Section 13(f) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, disclosed no holdings in excess of 1% of the equity securities of Diamond Offshore or Noble. Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may in the future make investments in Diamond Offshore, Noble, other participants in the mergers and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Diamond Offshore, Noble, other participants in the mergers and their respective affiliates and the mergers that differ from the views of Guggenheim Securities’ investment banking personnel.

Opinion of TPH&Co.

Introduction

Diamond Offshore retained TPH to act as Diamond Offshore’s financial advisor and provide an opinion in connection with the transactions. The Diamond Offshore Board instructed TPH to evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement.

On June 9, 2024, at a meeting of the Diamond Offshore Board held to evaluate the transactions and the merger agreement, TPH delivered an oral opinion to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH as set forth in its opinion and based upon other matters as TPH considered relevant, the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. TPH subsequently confirmed its oral opinion in writing, dated June 9, 2024, to the Diamond Offshore Board.

The TPH opinion speaks only as of the date thereof, and not as of the time the transactions may be completed, or any other time. The TPH opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Diamond Offshore stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Diamond Offshore Board in connection with its consideration of the transactions, and TPH’s opinion does not address any other term or aspect of the merger agreement or the transactions and does not constitute a recommendation as to how the Diamond Offshore Board, Diamond Offshore or any other person (including any holder of Diamond Offshore common stock) should vote or otherwise act with respect to the transactions or any other matter. TPH consented in writing to the inclusion of its opinion in full and the description of such opinion in this proxy statement/prospectus.

In connection with rendering its opinion, TPH reviewed, among other things:

•	a draft of the merger agreement dated June 8, 2024;

•	certain publicly available financial statements and other business and financial information with respect to each of Diamond Offshore and Noble;

•	certain other communications from Diamond Offshore and Noble to their respective stockholders;

•	certain internal financial information and forecasts for Diamond Offshore prepared by the management of Diamond Offshore (for purposes of this section, the “Diamond Offshore Forecasts”);

•	certain internal financial information and forecasts for Noble prepared by the management of Noble (for purposes of this section, the “Noble Forecasts”);

•

certain internal financial information and forecasts for Noble prepared by the management of Diamond Offshore based upon the Noble Forecasts with certain adjustments thereto directed by management of Diamond Offshore and approved for TPH’s use by Diamond Offshore (for purposes of this section, the “Adjusted Noble Forecasts”);

•	certain publicly available research analyst reports with respect to the future financial performance of Diamond Offshore and Noble; and

•	certain cost savings and operating synergies projected by the managements of Diamond Offshore and Noble to result from the transactions (the “Synergies”).

TPH held discussions with members of the senior managements of Diamond Offshore and Noble regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions and the past and current business operations, financial condition and future prospects of Diamond Offshore and Noble. In addition, TPH reviewed the reported price and trading activity for Diamond Offshore common stock and Noble ordinary shares, compared certain financial and stock market information for Diamond Offshore and Noble with similar information for certain other companies the securities of which are publicly traded, reviewed certain financial terms of certain recent business combinations in the energy industry and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate. The Diamond Offshore Forecasts, Noble Forecasts, Adjusted Noble Forecasts and Synergies reflect certain assumptions regarding the oil and gas offshore drilling sector, including capital expenditures and rig dayrates and utilization, that are subject to significant uncertainty and that, if different than assumed, could have a material impact on TPH’s analysis and its opinion.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for TPH, or publicly available. In that regard, TPH assumed with Diamond Offshore’s consent that the Diamond Offshore Forecasts, the Noble Forecasts, the Adjusted Noble Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Diamond Offshore management as to the future financial performance of Diamond Offshore and Noble, as applicable, and the other matters covered thereby, and provide a reasonable basis upon which to evaluate the transactions. TPH also assumed with Diamond Offshore’s consent that the Noble Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Noble management as to the future financial performance of Noble and the other matters covered thereby. At Diamond Offshore’s direction, TPH relied upon the Diamond Offshore Forecasts and the Adjusted Noble Forecasts for purposes of TPH’s analyses and its opinion.

TPH expressed no view or opinion with respect to the Diamond Offshore Forecasts, the Noble Forecasts, the Adjusted Noble Forecasts, the Synergies or the assumptions on which they were based, and TPH further assumed, among other things, that (i) the executed merger agreement (together with the exhibits and schedules thereto) would not differ from the draft version TPH examined, referenced above, (ii) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (iii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (iv) all conditions to the consummation of the transactions would be satisfied without amendment or waiver thereof, (v) the transactions would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without amendments or modifications thereto, (vi) the mergers, taken together, would qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as amended, and the regulations promulgated thereunder and (vii) all governmental, regulatory or other consents or approvals necessary for the consummation of the transactions would be obtained, without, in the case of each of the foregoing clauses (i) – (vii), any material adverse effect on Diamond Offshore, Noble, either of Merger Sub 1 or Merger Sub 2, the holders of Diamond Offshore common stock, the holders of Noble ordinary shares or the expected benefits of the transactions in any way meaningful to TPH’s analysis. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Diamond Offshore or any of its subsidiaries or Noble or any of its subsidiaries and TPH was not furnished with any such evaluation or appraisal. TPH did not evaluate the solvency of any party to the merger agreement, or the impact of the transactions thereon, including under any state, federal, foreign or other laws relating to bankruptcy, insolvency or similar matters. TPH’s opinion did not address any legal, regulatory, tax or accounting matters.

TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of, June 7, 2024. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which TPH becomes aware, after the date on which its opinion was rendered.

The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TPH employed several analytical methodologies in its analyses, and no one single method of analysis should be regarded as dispositive of TPH’s overall conclusion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. TPH’s conclusion, therefore, is based upon the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. TPH’s opinion was reviewed and approved by its fairness opinion committee.

TPH’s opinion addressed only the fairness, from a financial point of view, as of June 9, 2024, of the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement. TPH’s opinion did not address Diamond Offshore’s underlying business decision to engage in the transactions, or the relative merits of the transactions as compared to any other alternative transaction that might have been available to Diamond Offshore. TPH did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transactions, including, without limitation, the fairness of the transactions to, or any consideration paid or received in connection therewith by, creditors or other constituencies of Diamond Offshore or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Diamond Offshore or any class of such persons, in connection with the transactions, whether relative to the merger consideration pursuant to the merger agreement or otherwise. TPH did not express any opinion as to the price at which the shares of Diamond Offshore common stock or the securities of any other party would trade at any time.

The data and analyses summarized below in this proxy statement/prospectus are from TPH’s presentation to the Diamond Offshore Board delivered on June 9, 2024. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses and full text of TPH’s written opinion, which is included as Annex C of this proxy statement/prospectus.

Summary of TPH’s Financial Analyses

Certain Financial Metrics

For purposes of the analyses described below, the following terms have the following meanings:

•	“EV” or “enterprise value” is calculated as the fully-diluted equity value of a company, plus book value of debt, any preferred equity and non-controlling interests, less cash;

•	“EBITDA” is calculated as earnings before interest, income taxes, depreciation and amortization; and

•	“VWAP” is the volume-weighted average price.

Noble Financial Analyses

Selected Public Companies Analysis—Noble

TPH reviewed and analyzed certain financial information including market implied valuation multiples for Noble and the following companies with publicly traded equity securities and global oil and gas offshore contract drilling operations:

•	Diamond Offshore Drilling, Inc.

•	Seadrill Limited

•	Transocean Ltd.

•	Valaris Limited

The preceding companies are referred to in this discussion as the “Noble selected public companies.” No selected public company or group of companies is identical to Noble. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the transactions and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Noble and the Noble selected public companies that could affect the public trading values of each also are relevant.

The financial information reviewed included enterprise value as a multiple of estimated 2025 and 2026 EBITDA, which we refer to as “2025E EBITDA” and “2026E EBITDA”, respectively, based on median research analysts’ consensus estimates and, with respect to Diamond Offshore and Noble, the Diamond Offshore Forecasts and Adjusted Noble Forecasts and balance sheet items as of May 31, 2024 per Diamond Offshore management. The low to high of observed EV / 2025E EBITDA multiples for the selected public companies was 3.9x to 7.3x with a median of 4.7x. The low to high of observed EV / 2026E EBITDA multiples for the selected public companies was 3.6x to 6.8x with a median of 4.1x.

Based on the ranges observed among the Noble selected public companies, TPH applied selected EV / EBITDA multiple ranges to the applicable Noble financial metrics, including both Wall Street consensus estimates and the Adjusted Noble Forecasts, to derive implied enterprise values for Noble. TPH then subtracted Noble’s estimated net debt as of January 1, 2025 from such enterprise values, and divided the resulting equity values by the number of fully-diluted shares outstanding for Noble to derive implied per share prices for Noble ordinary shares. TPH applied a selected multiple range of 4.5x to 5.5x to Noble’s 2025E EBITDA, resulting in implied reference ranges per share of Noble ordinary shares of $39.23 to $48.44 and $46.14 to $56.66, based on Wall Street consensus estimates and the Adjusted Noble Forecasts, respectively. TPH applied a selected multiple range of 4.0x to 5.0x to Noble’s 2026E EBITDA, resulting in implied reference ranges per share of Noble ordinary shares of $39.54 to $49.97 and $44.07 to $55.39, based on Wall Street consensus estimates and the Diamond Offshore adjusted Noble forecasted financial information, respectively. These reference ranges were compared to the closing share price and 30-day VWAP of Noble ordinary shares as of June 7, 2024 of $42.60 and $45.53 per share, respectively.

Life-of-Asset Discounted Cash Flow Value Analysis—Noble

TPH calculated the present value, as of January 1, 2025, of the future unlevered cash flows expected to be generated by Noble’s assets through the end of their assumed economic lives, based on the estimates reflected in the Adjusted Noble Forecasts. In performing this analysis, TPH applied discount rates to unlevered free cash flows ranging from 10.00% to 11.75%. The discount rates reflected estimates of Noble’s weighted average cost of capital.

TPH calculated estimates of Noble’s life-of-asset discounted cash flow value by adding the net present value of the cash flows generated by Noble’s fleet of drillships, semi-submersibles, CJ-70s and other jackups on a rig-by-rig basis, plus the net present value of non-allocated shorebased support and other cash flow items, in each case as provided by Diamond Offshore management. The total net present value of the discounted cash flows was used to derive a reference range of implied enterprise values for Noble. TPH then subtracted Noble’s estimated net debt as of January 1, 2025 from such enterprise values, and divided the resulting equity values by the estimated number of fully-diluted shares outstanding for Noble to derive a reference range of implied per share prices for Noble ordinary shares. TPH’s life-of-asset discounted cash flow analysis indicated an implied reference range per share of Noble ordinary shares of $47.31 to $52.21. This reference range was compared to the closing share price and 30-day VWAP of Noble ordinary shares as of June 7, 2024 of $42.60 and $45.53 per share, respectively.

Diamond Offshore Financial Analyses

Selected Public Companies Analysis – Diamond Offshore

TPH reviewed and analyzed certain financial information including market implied valuation multiples for Diamond Offshore and the following companies with publicly traded equity securities and global oil and gas offshore contract drilling operations:

•	Noble Corporation plc

•	Seadrill Limited

•	Transocean Ltd.

•	Valaris Limited

The preceding companies are referred to in this discussion as the “Diamond Offshore selected public companies.” No selected public company or group of companies is identical to Diamond Offshore. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the transactions and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Diamond Offshore and the Diamond Offshore selected public companies that could affect the public trading values of each also are relevant.

The financial information reviewed included enterprise value as a multiple of 2025E EBITDA and 2026E EBITDA, respectively, based on median research analysts’ consensus estimates and, with respect to Diamond Offshore and Noble, the Diamond Offshore Forecasts and Adjusted Noble Forecasts and balance sheet items as of May 31, 2024 per Diamond Offshore management. The low to high of observed EV / 2025E EBITDA multiples for the selected public companies was 3.9x to 7.3x with a median of 4.7x. The low to high of observed EV / 2026E EBITDA multiples for the selected public companies was 3.6x to 6.8x with a median of 4.1x.

Based on the ranges observed among the Diamond Offshore selected public companies, TPH applied selected EV / EBITDA multiple ranges to the applicable Diamond Offshore financial metrics to derive implied enterprise values using Wall Street consensus estimates and the Diamond Offshore Forecasts. TPH then subtracted Diamond Offshore’s estimated net debt as of January 1, 2025 from such enterprise values, and divided the resulting equity values by the number of fully-diluted shares outstanding for Diamond Offshore to derive implied per share prices for Diamond Offshore common stock. TPH applied a selected multiple range of 4.0x to 5.5x to Diamond Offshore’s 2025E EBITDA, resulting in implied reference ranges per share of Diamond Offshore common stock of $12.55 to $18.73 and $14.51 to $21.62 based on Wall Street consensus estimates and the Diamond Offshore Forecasts, respectively. TPH applied a selected multiple range of 3.5x to 5.0x to Diamond Offshore’s 2026E EBITDA, resulting in implied reference ranges per share of Diamond Offshore common stock of $12.07 to $18.92 and $13.23 to $20.81, based on Wall Street consensus estimates and the Diamond Offshore Forecasts, respectively. These reference ranges were compared to the closing share price and 30-day VWAP of Diamond Offshore common stock as of June 7, 2024 of $13.93 and $14.03 per share, respectively, and the implied merger consideration of $15.52 per share based on the closing share price of Noble ordinary shares of $42.60 as of June 7, 2024 and the $5.65 per share cash consideration provided for in the merger agreement.

Life-of-Asset Discounted Cash Flow Value Analysis—Diamond Offshore

TPH calculated the present value, as of January 1, 2025, of the future unlevered cash flows expected to be generated by Diamond Offshore’s assets through the end of their assumed economic lives, based on the estimates reflected in the Diamond Offshore Forecasts. In performing this analysis, TPH applied discount rates to unlevered free cash flows ranging from 10.50% to 12.25%. The discount rates reflected estimates of Diamond Offshore’s weighted average cost of capital.

TPH calculated estimates of Diamond Offshore’s life-of-asset discounted cash flow value by adding the net present value of the cash flows generated by Diamond Offshore’s fleet of drillships and semi-submersibles on a rig-by-rig basis, plus the net present value of non-allocated corporate general and administrative expenses and other cash flow items, in each case as provided by Diamond Offshore management. The total net present value of the discounted cash flows was used to derive a reference range of implied enterprise values for Diamond Offshore. TPH then subtracted Diamond Offshore’s estimated net debt as of January 1, 2025 from such enterprise values, and divided the resulting equity values by the estimated number of fully-diluted shares outstanding for Diamond Offshore to derive a reference range of implied per share prices for Diamond Offshore common stock. TPH’s life-of-asset discounted cash flow value analysis indicated an implied reference range per share of Diamond Offshore common stock of $16.10 to $18.08. This reference range was compared to the closing share price and 30-day VWAP of Diamond Offshore common stock as of June 7, 2024 of $13.93 and $14.03 per share, respectively, and the implied merger consideration of $15.52 per share based on the closing share price of Noble ordinary shares of $42.60 as of June 7, 2024 and the $5.65 per share cash consideration provided for in the merger agreement.

Implied Value of Merger Consideration Received

TPH calculated reference ranges of the implied value of the merger consideration received by the holders of Diamond Offshore common stock in the first merger based on the exchange ratio of 0.2316x provided for in the merger agreement and the per share cash consideration provided for in the merger agreement of $5.65 per share, and applying the per share reference ranges for Noble ordinary shares calculated in the Selected Public Companies Analysis – Noble and Life-of-Asset Discounted Cash Flow Analysis – Noble described above. The implied value of the merger consideration received based on the reference ranges for Noble ordinary shares derived in the Selected Public Companies Analysis – Noble was $14.74 to $18.77 and $14.81 to $18.48 per share, based on the selected multiple ranges for 2025E EBITDA and 2026E EBITDA, respectively, as compared to the per share reference ranges of Diamond Offshore common stock on a stand-alone basis based on the Selected Public Companies Analysis – Diamond Offshore described above of $12.55 to 21.62 and $12.07 to $20.81 per share, based on the selected multiple ranges for 2025E EBITDA and 2026E EBITDA, respectively. The implied value of the merger consideration received based on the reference range for Noble ordinary shares derived in the Life-of-Asset Discounted Cash Flow Analysis – Noble was $16.61 to $17.74 per share, based on the Noble Adjusted Forecasts, as compared to the per share reference ranges of Diamond Offshore common stock on a stand-alone basis based on the Life-of-Asset Discounted Cash Flow Analysis – Diamond Offshore described above of $16.10 to $18.08, based on the Diamond Offshore Forecasts. TPH also compared the calculated reference ranges for the implied value of the merger consideration received to the implied merger consideration of $15.52 per share based on the closing share price of Noble ordinary shares of $42.60 as of June 7, 2024 and the $5.65 per share cash consideration provided for in the merger agreement.

Discounted Cash Flow Accretion Analysis

TPH conducted an analysis comparing the implied value of Diamond Offshore common stock on a stand-alone basis, based on the Life-of-Asset Discounted Cash Flow Analysis – Diamond described above, to the illustrative per share value of Diamond Offshore common stock pro forma for the transactions based on a life-of-asset discounted cash flow analysis of the pro forma combined company and an assumed pro forma ownership interest in the combined company of 14.5% for Diamond Offshore stockholders based on the exchange ratio provided for in the merger agreement. TPH calculated an illustrative per share reference range of Diamond Offshore common stock pro forma for the transactions based on the pro forma unlevered cash flow forecasts consisting of (i) the stand-alone unlevered free cash flows of the Diamond Offshore Forecasts and the Adjusted Noble Forecasts, (ii) the estimated Synergies, (iii) the estimated costs to achieve the Synergies, and (iv) the estimated transaction costs relating to the transactions, in each case as provided by Diamond Offshore management. TPH then discounted the pro forma unlevered cash flow forecasts to present value using a selected discount rate range of 10.0% to 11.75%, based on an estimate of the combined company’s weighted average cost of capital, and subtracted the estimated value of the pro forma combined company’s net debt as of January 1, 2025, as provided by Diamond Offshore management. TPH divided the resulting equity value by the estimated fully diluted share count of the pro forma combined company, as provided by Diamond Offshore management, and multiplied the implied per share value ranges from the foregoing calculations by the exchange ratio of 0.2316x and added the $5.65 per share cash merger consideration. This resulted in a reference range of implied per share values for Diamond Offshore stockholders’ interest in the pro forma combined company of $17.36 to $18.73, as compared to the per share values of Diamond Offshore common stock on a stand-alone basis, based on the Life-of-Asset Discounted Cash Flow Analysis – Diamond described above, of $16.10 to $18.08. At the midpoint of the implied reference ranges per share, this analysis indicated implied DCF value accretion of approximately 6% to Diamond Offshore stockholders as a result of the transactions.

There can be no assurance, that the Synergies, transaction costs relating to the transactions and other impacts referred to above will not be substantially greater or less than those estimated by Diamond Offshore’s management as described above.

Summary of Additional Reference Data

In connection with conducting the analyses described above, TPH reviewed the following data, which were used for reference purposes only and were not used in TPH’s determination of the fairness, from a financial point of view, of the merger consideration to be received by the holders of outstanding shares of Diamond Offshore common stock pursuant to the merger agreement.

Historical Trading Prices and Exchange Ratios

TPH reviewed the historical trading prices for shares of Diamond Offshore common stock and Noble ordinary shares since June 2022 including the 52-week intraday low and high share prices for each company and the average of historical implied exchange ratios (calculated by dividing the closing per share price of Diamond Offshore common stock by the closing per share price of Noble ordinary shares on a given date) for selected periods. The average implied historical exchange ratios are set forth in the table below and were used for reference purposes only.

Historical Exchange Ratios
Time Period	Average Implied Exchange Ratio
2-year	0.2769x
1-year	0.2892x
6-month	0.2846x
1-month	0.3154x
June 7, 2024	0.3270x

TPH compared the historical exchange ratios listed above with an implied 100% equity consideration exchange ratio in the first merger of 0.3642x, calculated by adding the implied exchange ratio derived by converting the $5.65 per share cash consideration to Noble ordinary shares based on the closing price of Noble ordinary shares of $42.60 on June 7, 2024 and the exchange ratio of 0.2316x provided for in the merger agreement.

Equity Research Analysts’ Price Targets

TPH reviewed Wall Street equity research analyst price targets per share of Diamond Offshore common stock and Noble ordinary shares prepared and published by equity research analysts since May 2024. TPH discounted the research analyst price targets to present value as of January 1, 2025 using discount rates estimated to reflect each company’s cost of equity, which resulted in implied per share value reference ranges of $15.80 to $20.44 for Diamond Offshore and $46.04 to $62.95 for Noble.

TPH compared the implied per share value reference ranges to the respective closing prices and 30-day VWAPs of Diamond Offshore common stock and Noble ordinary shares as of June 7, 2024 of $13.93 and $14.03 per share (with respect to Diamond Offshore), and $42.60 and $45.53 per share (with respect to Noble).

The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Diamond Offshore common stock or Noble ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Diamond Offshore, Noble and future financial market conditions.

Selected Transaction-Implied Premiums

TPH reviewed the implied premiums paid in selected transactions since 2021 involving U.S. domiciled, publicly listed energy industry targets ranging from $1 billion to $10 billion in transaction enterprise value and for which at least 50% of the value of the transaction consideration consisted of equity in the acquiror. For these transactions, the range of implied premiums to the 1-day prior closing stock price of the target was (8.1)% to 33.1%, with a median of 5.3%, and the range of implied premiums to the 30-day VWAP of the target was (5.2)% to 30.3%, with a median of 12.0%. TPH compared these ranges of implied premiums to the 11.4% implied premium of the implied merger consideration of $15.52 per share to the Diamond Offshore closing price of $13.93 per share as of June 7, 2024, and the 10.6% implied premium of the implied merger consideration to Diamond Offshore’s 30-day VWAP of $14.03 per share as of June 7, 2024.

General

TPH and its affiliates, including Perella Weinberg Partners LP, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes.

TPH and its affiliates also engage in securities trading and brokerage, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Diamond Offshore, Noble and any of their respective affiliates and (ii) any currency or commodity that may be material to Diamond Offshore or Noble or otherwise involved in the transactions and the other matters contemplated by the merger agreement.

In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the transactions, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Diamond Offshore, Noble or their respective equityholders or affiliates, other potential participants in the transactions or their respective equityholders or affiliates.

TPH is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Diamond Offshore Board selected TPH to act as its financial advisor in connection with the transactions on the basis of TPH’s experience in transactions similar to the transactions, its reputation in the investment community and its familiarity with Diamond Offshore and its business.

TPH acted as financial advisor to Diamond Offshore in connection with, and participated in certain negotiations leading to, the transactions. TPH expects to receive aggregate fees of approximately $11 million for its services, $2 million which became payable upon the rendering of its opinion and the principal portion of which is contingent upon the consummation of the transactions, and Diamond Offshore has agreed to reimburse certain of TPH’s expenses and indemnify TPH against certain liabilities arising out of its engagement. TPH disclosed to the Diamond Offshore Board that it previously provided investment banking and other financial services to Diamond Offshore on matters unrelated to the transactions including, during the past two years, acting as financial advisor to Diamond Offshore in connection with a potential acquisition transaction since May 2024 for which, if consummated, TPH would receive compensation. TPH may provide investment banking or other financial services to any of the parties to the merger agreement or their respective equityholders or affiliates in the future. In connection with such investment banking or other financial services, TPH may receive compensation.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the Diamond Offshore Board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

Certain Unaudited Forecasted Financial Information

Although Diamond Offshore and Noble periodically issue limited guidance to investors concerning the companies’ respective expected revenue and EBITDA performance, Diamond Offshore and Noble do not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Diamond Offshore and Noble do, as a matter of ordinary course for business planning, prepare projected financial information from time to time that is not intended for use by investors. Certain non-public financial forecasts not prepared for public disclosure of (i) Diamond Offshore covering multiple years which were prepared by Diamond Offshore management (the “Diamond Offshore forecasted financial information”), (ii) Noble covering multiple years were prepared by Noble management, and subsequently adjusted by Diamond Offshore management to align with Diamond Offshore management’s forecast methodology (the “Diamond Offshore adjusted Noble forecasted financial information”) and (iii) certain estimated cost savings and operational and financial synergies expected to result from the transactions and estimated costs to achieve the same which were prepared by Diamond Offshore management and discussed with and reviewed by Noble management, taking into account Noble management’s expected plans to realize such estimates (the “estimated synergies” and, together with the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information, the “forecasted financial information”), were provided to the Diamond Offshore Board in connection with Diamond Offshore’s evaluation of the transactions, and were also provided to Guggenheim and TPH, Diamond Offshore’s financial advisors, for their use and reliance in connection with their respective financial analyses and opinions as described in the section titled “The Transactions—Opinions of Diamond Offshore’s Financial Advisors.” The Diamond Offshore forecasted financial information was also provided to Noble and Morgan Stanley & Co. LLC, Noble’s financial advisor, in connection with Noble’s evaluation of the transactions.

The summaries of the forecasted information presented below are not being included in this proxy statement/prospectus to influence your decision whether to vote for or against the merger agreement proposal or any other proposal at the special meeting, or your view on the value of Diamond Offshore or Noble or their respective securities, but are being included because the forecasted financial information was made available to the Diamond Offshore Board and Diamond Offshore’s financial advisors and the Diamond Offshore forecasted financial information and estimated synergies were made available to Noble and its financial advisor.

The inclusion of this information should not be regarded as an indication that the Diamond Offshore Board, Diamond Offshore (or any of its affiliates, officers, directors, advisors or other representatives), the Noble Board, Noble (or any of its affiliates, officers, directors, advisors or other representatives) or any other person considered, or now considers, the forecasted financial information to be necessarily predictive of actual future events or results of Diamond Offshore’s or Noble’s operations and should not be relied upon as such. Diamond Offshore’s and Noble’s respective managements internal financial forecasts, upon which the forecasted financial information was based, are subjective in many respects. There can be no assurance that the forecasted financial information will be realized or that actual results will not be significantly higher or lower than forecasted. The Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information cover multiple years and such information by its nature becomes less predictive with each successive year. As a result, the forecasted financial information summarized in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the forecasted financial information was not prepared with a view toward public disclosure or toward complying with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of forecasted financial information. None of Deloitte & Touche LLP, Diamond Offshore’s independent registered public accounting firm, PricewaterhouseCoopers LLP, Noble’s independent registered public accounting firm, or any other independent accountants, have audited, compiled, examined or performed any agreed-upon procedures with respect to the forecasted financial information contained in this proxy statement/prospectus, and none has expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm Deloitte & Touche LLP to Diamond Offshore contained in Diamond Offshore’s Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Diamond Offshore, and does not extend to the Diamond Offshore forecasted financial information or the estimated synergies included below and should not be read to do so. The reports of the independent registered public accounting firm from PricewaterhouseCoopers LLP to Noble contained in Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/prospectus, relate to historical financial information of Noble, and do not extend to the Diamond Offshore adjusted Noble forecasted financial information or the estimated synergies included below and should not be read to do so.

The forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. However, such assumptions are inherently uncertain and difficult or impossible to predict or estimate and most of them are beyond Diamond Offshore’s or Noble’s control. In addition, the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information were prepared on the assumption that Diamond Offshore and Noble would remain standalone companies and were based on a number of other assumptions that may now be outdated. It is likely that the contribution of Diamond Offshore’s business to Noble’s consolidated results will be materially different from Diamond Offshore’s performance on a standalone basis. Assumptions that were used by Diamond Offshore in developing the Diamond Offshore forecasted financial information and by Noble, as adjusted by Diamond Offshore management, in developing the Diamond Offshore adjusted Noble forecasted financial information include, but are not limited to: no acquisitions other than those that had been already announced; no additional retirements of rigs other than those mentioned below; no balance sheet optimization; normal weather in the forward-looking periods; ongoing investments in Diamond Offshore’s and Noble’s existing entities for maintenance, integrity and other capital expenditures; and no material fluctuations in interest rate assumptions over the forward-looking periods. The forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that are subject to change, including those other matters described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 24 and 27, respectively. The forecasted financial information was based on information known to Diamond Offshore management as of June 7, 2024.

Important factors that may affect actual results and cause the forecasted financial information not to be achieved include, but are not limited to, growth of revenue, drilling activity in the oil and gas sector, future supply, demand and prices of commodities including crude oil and natural gas, general domestic and foreign economic, regulatory and political conditions, levels of operating expenses and matters specific to the business of Diamond Offshore and Noble and other factors described in this proxy/statement prospectus or described or referenced in Diamond Offshore’s and Noble’s filings with the SEC, including each of Diamond Offshore’s and Noble’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2023, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. For more information, see the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 24. In addition, the forecasted financial information reflect assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The forecasted financial information does not reflect revised prospects for Diamond Offshore’s or Noble’s respective businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasted financial information were prepared.

The Diamond Offshore forecasted financial information was developed through Diamond Offshore’s customary strategic planning and budgeting process utilizing Diamond Offshore management’s best then available estimates and judgments at the time of its preparation, and such estimates and judgements were likewise utilized by Diamond Offshore management in developing the Diamond Offshore adjusted Noble forecasted financial information. The Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information were developed on a standalone basis without giving effect to the transactions, and therefore the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information do not give effect to the transactions or any changes to the combined company’s operations or strategy that may be implemented after the effective time of the transactions if the transactions are completed, including potential pre-tax cost synergies to be realized as a result of the transactions, or to any costs incurred in connection with the transactions. Furthermore, the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information do not take into account the effect of any failure of the transactions to be completed and should not be viewed as accurate or continuing in that context.

Accordingly, there can be no assurance that the forecasted financial information will be realized or that Diamond Offshore’s and Noble’s respective future financial results will not vary materially from the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information. None of Diamond Offshore, Noble nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the forecasted financial information, and none of Diamond Offshore, Noble, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the forecasted financial information to reflect circumstances existing or developments and events occurring after the date of the forecasted financial information or that may occur in the future, even in the event that any or all of the assumptions underlying the forecasted financial information are not realized or are shown to be inappropriate, including with respect to the accounting treatment of the transactions under GAAP, or to reflect changes in general economic or industry conditions. None of Diamond Offshore, Noble or any of their respective affiliates, officers, directors, advisors or other representatives intend to make available publicly any update or other revision to the forecasted financial information, except as otherwise required by applicable law. None of Diamond Offshore, Noble or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Diamond Offshore or Noble stockholder or any other person regarding the ultimate performance of Diamond Offshore or Noble compared to the information contained in the Noble forecasted financial information or that the forecasted financial information will be achieved. The inclusion of the forecasted financial information herein should not be deemed an admission or representation by Diamond Offshore, Noble or any of their respective advisors or other representatives or any other person that it is viewed as material information of Diamond Offshore or Noble, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing factors and considering that the special meeting will be held several months after the forecasted financial information were prepared, as well as the uncertainties inherent in the forecasted financial information, Diamond Offshore stockholders are cautioned not to place undue, if any, reliance on the information presented in this summary of forecasted financial information, and Diamond Offshore and Noble urge all Diamond Offshore stockholders to review Diamond Offshore’s most recent SEC filings for a description of Diamond Offshore’s reported financial results and Noble’s most recent SEC filings for a description of Noble’s reported financial results.

Summary of Diamond Offshore Forecasted Financial Information

The table below presents summaries of select material line items and material operating assumptions underlying the Diamond Offshore forecasted financial information. Such assumptions include: (i) forecasted revenue calculated based on the contracted revenue of a rig (where contracted revenue equals the contracted (or assumed) dayrate multiplied by the number of calendar days on contract (or assumed on contract) multiplied by such rig’s revenue efficiency for the relevant contractual status/periods), (ii) assumed marketed utilization (which defines calendar days on contract) for contracted rigs of 100% and, during speculative and mid-cycle periods, 95% utilization for 7G drillships and 90% utilization for semis, (iii) an average revenue efficiency of 95% to 97% by rig type, (iv) forecasted dayrates through 2028 based on Diamond Offshore management’s long term forecast with spot market dayrate assumptions by rig, (v) forecasted dayrates for 2029 and the remaining useful life based on Diamond Offshore management’s mid-cycle assumptions, (vi) forecasted operating expenses through 2028 based on Diamond Offshore management’s long term forecast, (vii) forecasted operating expenses for 2029 and the remaining useful life held flat at adjusted 2028 levels, (viii) forecasted capital expenditures through 2028 based on Diamond Offshore management’s long term forecast, (ix) forecasted capital expenditures for 2029 and the remaining useful life based on Diamond Offshore management’s mid-cycle assumptions, and (x) forecasted corporate items including (a) corporate general and administrative expenses based on management’s long term forecast through 2028 and held flat at 2028 levels for 2029 and the remaining useful life, (b) taxes based on management’s long term forecast through 2028 and taxes for 2029 and the remaining useful life based on the average assumed tax rate from 2025 through 2028, and (c) net working capital based on management’s long term forecast through 2028 and net working capital for 2029 and the remaining useful life based on the average of net working capital as a percentage of revenue for the years 2025 through 2028. Such assumptions also include assumptions regarding the retirement of each individual rig.

	Yearly
	2025E	2026E	2027E	2028E	2029E	Remaining Useful Life(3)
($ in millions)
Revenue	$1,142	$1,179	$1,138	$1,108	$934	$12,630
EBITDA	$504	$537	$518	$496	$413	$5,755
Capital Expenditures	$99	$57	$77	$77	$133	$1,212
Unlevered Free Cash Flow	$259	$404	$369	$345	$200	$3,445
Assumptions:
Active Rigs(1)
Drillships	4	4	4	4	4	4
DP Semis	2	2	2	2	2	2
HE Moored Semis	3	3	3	3	1	1
Average Day Rate ($000s/day)(2)
Drillships	$484	$485	$478	$477	$475	$475
DP Semis	$288	$348	$340	$361	$363	$372
HE Moored Semis	$261	$252	$254	$266	$330	$330

(1)

Active rigs are rigs either subject to contract or being actively marketed for future contracts. Active rigs may be drilling, waiting on location, in transit, in a mobilization/demobilization status, or idle while being actively marketed.

(2)

Average dayrate is revenue from contract drilling services (excluding mobilization fees) earned per operating day. An operating day is defined as a calendar day during which a rig operated under a drilling contract and earned a dayrate, excluding mobilization, demobilization, and contract preparation days.

(3)	This column represents the projections developed by Diamond Offshore management for the years 2030 through 2045. Active rig counts reflect average number of rigs over the 16-year time period.

Summary of Diamond Offshore Adjusted Noble Forecasted Financial Information

The table below presents summaries of select material line items and material operating assumptions underlying the Diamond Offshore adjusted Noble forecasted financial information, including the adjustments by Diamond Offshore management for each year. Such assumptions include: (i) forecasted revenue calculated based on the contracted revenue of a rig (where contracted revenue equals the contracted (or assumed) dayrate multiplied by the number of calendar days on contract (or assumed on contract) multiplied by such rig’s revenue efficiency for the relevant contractual status/periods), (ii) assumed marketed utilization (which defines calendar days on contract) for contracted rigs of 100% and, during speculative and mid-cycle periods, 95% utilization for 7G drillships, 85% for 6G drillships and 90% utilization for semis and other rig types, (iii) an average revenue efficiency of 97% for drillships and semis and 98% for CJ-70s and jackups, (iv) forecasted dayrates through 2026 based on Noble’s average assumption by rig-type, (v) forecasted dayrates for 2027 through 2029 and the remaining useful life based on Diamond Offshore management’s mid-cycle assumptions for 7G and 6G drillships and semis and Noble’s assumptions for CJ-70s and jackups, (vi) forecasted operating expenses through 2028 based on Noble’s forecast of daily operating expense rates, inflated at 2% over each period, (vii) forecasted operating expenses for 2029 and the remaining useful life held flat at 2028 levels, as adjusted by Diamond Offshore management, (viii) forecasted capital expenditures through 2028 based on Noble’s capital forecast, (ix) forecasted capital expenditures for 2029 and the remaining useful life based on 5-year average capital by rig-type, and (x) forecasted corporate items including (a) total shorebased costs, including corporate general and administrative expenses, based on Noble’s forecast through 2028 and held flat at revenue levels for 2029 and the remaining useful life, (b) taxes based on Noble’s forecast, and (c) net working capital based on Noble’s forecast through 2028 and net working capital for 2029 and the remaining useful life based on the average of net working capital as a percentage of revenue for the years 2024 through 2028. Such assumptions also include (i) the timing of certain rigs’ return to service and (ii) the timing of the retirement of each individual rig.

	Yearly
	2025E	2026E	2027E	2028E	2029E	Remaining Useful Life(3)
($ in millions)
Revenue	$3,185	$3,365	$3,346	$3,262	$3,137	$41,005
EBITDA	$1,530	$1,646	$1,614	$1,502	$1,354	$18,226
Capital Expenditures	$305	$438	$342	$419	$366	$4,524
Unlevered Free Cash Flow	$918	$1,042	$1,042	$961	$793	$11,119
Assumptions:
Active Rigs(1)
7-Gen Drillships	11	12	12	12	12	10
Other Drillships and Semis	5	5	5	5	5	3
CJ-70s	5	5	5	5	5	4
Other Jackups	8	8	8	8	8	6
Average Day Rate ($000s/day)(2)
7-Gen Drillships	$488	$495	$478	$475	$475	$475
Other Drillships and Semis	$399	$420	$411	$410	$411	$412
CJ-70s	$227	$268	$233	$227	$227	$227
Other Jackups	$117	$145	$117	$117	$117	$117

(1)

Active rigs are rigs either subject to contract or being actively marketed for future contracts. Active rigs may be drilling, waiting on location, in transit, in a mobilization/demobilization status, or idle while being actively marketed.

(2)

Average dayrate is revenue from contract drilling services (excluding mobilization fees) earned per operating day. An operating day is defined as a calendar day during which a rig operated under a drilling contract and earned a dayrate, excluding mobilization, demobilization, and contract preparation days.

(3)

This column represents the projections developed by Noble management and adjusted by Diamond Offshore management to align with Diamond Offshore management’s forecast methodology for the years 2030 through 2045. Active rig counts reflect average number of rigs over the 16-year time period.

The unaudited forecasted financial numbers shown in the tables above are not measures that have a standardized meaning prescribed by GAAP and may not be comparable with similar measures presented by other issuers. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures. There are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Financial measures provided to financial advisors in connection with a business combination transaction are excluded from the SEC’s rules concerning non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures in disclosures relating to a proposed business combination such as the transactions if the disclosure is included in a document such as this proxy statement/prospectus, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not prepared or relied upon by the Diamond Offshore Board, Noble or Noble’s financial advisor in connection with their respective consideration of the merger agreement or by Diamond Offshore’s financial advisors for purposes of their respective financial analyses. Accordingly, reconciliation of any financial measures included in the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information have not been provided. For purposes of the Diamond Offshore forecasted financial information and the Diamond Offshore adjusted Noble forecasted financial information presented above, EBITDA is defined as earnings before interest, taxes, depreciation and amortization and unlevered free cash flow is defined as EBITDA less cash tax expenses, capital expenditures, and plus/minus changes in net working capital, and for purposes of the Diamond Offshore forecasted financial information, does not include any payments related to the Diamond Offshore BOP lease or purchase of the BOPs at the end of the lease term as the BOP finance lease is considered debt for this analysis. These measures should not be considered as an alternative to any measure derived in accordance with GAAP.

Estimated Synergies

The estimated synergies were $100 million in annual pre-tax cost synergies, with 75% realized in fiscal year 2025 and a $50 million cost to achieve synergies in fiscal year 2025.

NEITHER DIAMOND OFFSHORE NOR NOBLE INTEND TO UPDATE OR OTHERWISE REVISE THE FORECATED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL AND OPERATING FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Interests of Directors and Executive Officers of Diamond Offshore in the Transactions

In considering the recommendation of the Diamond Offshore Board that Diamond Offshore stockholders vote to adopt the merger agreement, Diamond Offshore stockholders should be aware that certain directors and executive officers of Diamond Offshore have interests in the transactions that are different from, or in addition to, the interests of Diamond Offshore stockholders generally. The Diamond Offshore Board was aware of and considered these interests, among other matters, in approving the merger agreement and the transactions and in recommending the approval of the merger agreement by Diamond Offshore stockholders.

The following discussion sets forth certain of these interests in the first merger of each person who has served as a non-executive director or executive officer of Diamond Offshore since January 1, 2023. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Noble Board Following the Transactions

Prior to the effective time of the second merger, Noble has agreed to take all necessary actions to cause the Noble Board, as of the effective time, to be increased by one director and to cause one individual who is, as of the date of the merger agreement, serving on the Diamond Offshore Board and mutually agreed by Diamond Offshore and Noble, to be appointed to the Noble Board immediately following the effective time.

Treatment of Diamond Offshore Equity Awards

At the effective time, each then outstanding Diamond Offshore PSU or Diamond Offshore RSU will cease to represent a right to receive shares of Diamond Offshore common stock and will be converted into the right to acquire a number of Noble ordinary shares equal to the equity award consideration. Under this formula, Diamond Offshore PSUs will be converted into Noble RSUs based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case, as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU or a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above.

Quantification of Equity Award Payments

For estimates of the amounts that would be payable to each of Diamond Offshore’s named executive officers on settlement of their unvested Diamond Offshore equity awards, see the section titled “—Transactions-Related Compensation” beginning on page 100. The estimated aggregate amount that would be payable to Jon L. Richards, Diamond Offshore’s sole executive officer who is not a named executive officer, in settlement of his 45,907 currently outstanding Diamond Offshore RSUs upon a qualifying termination of employment at the effective time is $700,082 and the estimated aggregate amount that would be payable to Mr. Richards in settlement of his 159,160 currently outstanding Diamond Offshore PSUs (which includes Diamond Offshore PSUs granted in 2021 for which the performance period ended as of June, 2024 but for which achievement of the performance metrics has not been determined as of the date hereof) upon a qualifying termination of employment at the effective time is $2,427,190. The estimated aggregate amount that would be payable to Diamond Offshore’s six non-employee directors in settlement of their Diamond Offshore RSU awards based on their aggregate of 62,153 currently outstanding unvested RSUs is $947,833. The amounts in this paragraph are determined using a per share price of Diamond Offshore common stock of $15.25 (which is the average closing price of a share of Diamond Offshore common stock over the first five business days following the first public announcement of the merger) and based on an assumed closing date of July 8, 2024.

Diamond Offshore Officer Change in Control Severance Benefits

Chief Executive Officer Employment Agreement. Diamond Offshore is party to an employment agreement with Bernie Wolford, Jr. (the “Wolford employment agreement”), which provides him with benefits if his employment is terminated by Diamond Offshore without “cause” or if Mr. Wolford terminates employment for “good reason” (as each is defined in the Wolford employment agreement), in each case, subject to his timely execution and non-revocation of a release of claims in favor of Diamond Offshore. Mr. Wolford is entitled to receive the following severance benefits pursuant to the Wolford employment agreement: (i) any accrued but unpaid annual bonus with respect to the preceding calendar year, (ii) a lump-sum cash payment equal to 200% of the sum of (a) his base salary plus (b) target annual bonus, and (iii) subject to Mr. Wolford’s continued copayment of premiums at the same level and cost as if he were an employee, continued participation in Diamond Offshore’s group health plan for him and his eligible dependents for a period of 24 months at Diamond Offshore’s expense. For estimates of the values of the payments and benefits described above that would be payable to Mr. Wolford under the Wolford employment agreement upon a qualifying termination in connection with the transactions, see the section titled “—Transactions-Related Compensation” beginning on page 100.

Executive Officer Supplemental Severance Plan. Messrs. Savarino and Roland are participants under the Diamond Offshore Drilling, Inc. Amended and Restated Supplemental Severance Plan (the “supplemental severance plan”). The supplemental severance plan provides each participating executive with benefits if the executive’s employment is terminated by Diamond Offshore without “cause” or by the executive for “good reason” (as each is defined in the supplemental severance plan), in each case, within six months prior to or one year following, a change in control of Diamond Offshore (such as the first merger) (each of which is referred to as a qualifying termination), and, in each case, subject to the executive’s timely execution and non-revocation of a release of claims in favor of Diamond Offshore. Diamond Offshore intends to amend the supplemental severance plan prior to the effective time and such amended plan will provide that the executive officers are eligible to receive the following severance benefits: (i) a lump-sum cash payment in an amount equal to 2.0 times the sum of the executive’s annual base salary and annual target bonus; and (ii) subject to the participant’s election of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) coverage, Diamond Offshore will pay the full cost of the executive’s COBRA premiums for 24 months from the date of such termination. For estimates of the values of the payments and benefits described above that would be payable to Diamond Offshore’s named executive officers under the supplemental severance plan upon a qualifying termination in connection with the merger, see the section titled “—Transaction-Related Compensation” beginning on page 100. The estimated value of the payments and benefits described above that would be payable under the supplemental severance plan upon a qualifying termination in connection with the transactions to Diamond Offshore’s executive officer who is not a named executive officer is $1,758,616.

2024 Annual Cash Bonus

Diamond Offshore maintains a Short-Term Incentive Plan (the “short-term incentive plan”), which provides executives the opportunity to earn annual cash incentive compensation. In 2023, the compensation committee of Diamond Offshore set the following targets: 110% of annual base salary for Mr. Wolford and 80% of annual base salary for Messrs. Savarino and Roland. Under the short-term incentive plan, upon the occurrence of a Change in Control (as defined in the short-term incentive plan), payouts on cash performance awards for the performance period during which the Change in Control occurs will be based on the sum of (i) the greater of (a) presumed achievement of target performance or (b) actual achievement of the applicable performance objectives through the date of the Change in Control, plus (ii) presumed achievement at the target performance level for the remainder of such performance period. The short-term incentive plan payout will be distributed as soon as practicable following Change in Control. For estimates of the values of the 2024 bonuses under the short-term incentive plan payable to Diamond Offshore’s named executive officers in connection with the transactions, see the section titled “—Transactions-Related Compensation” beginning on page 100. The estimated value of the 2024 bonus under the short-term incentive plan payable to Diamond Offshore’s executive officer who is not a named executive officer based on target performance is $368,232.

Retention Program

Under the merger agreement, Diamond Offshore may establish a cash-based retention program in the aggregate amount of up to $10 million (with an additional $5 million if the closing date does not occur on or prior to March 1, 2025) to promote retention and to incentivize efforts to consummate the transactions and to ensure a successful and efficient integration process. Allocations from this program may be made to any employee or service provider of Diamond Offshore (including the executive officers). Such awards will vest and become payable (i) 50% at the effective time, subject to continued performance through the effective time, and (ii) the remaining 50% (a) on the date that is three months after the effective time, subject to continued service through such date, or (b) upon an earlier qualifying termination of employment after the effective time. Any allocation from this program to an executive officer will be determined by the compensation committee of the Diamond Offshore Board. As of the date of this joint proxy statement/prospectus, there are no agreements or arrangements regarding allocation of awards from the retention program to any of Diamond Offshore’s executive officers.

New Compensation Arrangements with Noble

Any of Diamond Offshore’s executive officers who become officers or employees or who otherwise are retained to provide services to Noble or the surviving entity may, prior to, on, or following the closing, enter into new individualized compensation arrangements with Noble or its affiliates, including the surviving entity, and may participate in cash or equity incentive or other benefit plans maintained by Noble or its affiliates, including the surviving entity. As of the date of this proxy statement/prospectus, no new individualized compensation arrangements between Diamond Offshore’s executive officers and Noble or its affiliates have been established.

Transactions-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Diamond Offshore’s named executive officers, that is based on or otherwise relates to the transactions and that will or may become payable to the named executive officers at the completion of the merger or on a qualifying termination of employment upon or following the date of the consummation of the transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section, we use such term to describe the transactions-related compensation payable to the Diamond Offshore named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Diamond Offshore stockholders. The “named executive officers” are Diamond Offshore’s named executive officers as disclosed in Diamond Offshore’s most recent annual proxy statement.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Diamond Offshore’s named executive officers would receive based on the following assumptions: (i) the effective time occurs on July 8, 2024, (ii) each named executive officer experiences a qualifying termination on such date, (iii) the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this filing, (iv) the Diamond Offshore RSUs and Diamond Offshore PSUs outstanding as of July 8, 2024, (v) the closing price of a share of Diamond Offshore common stock on the completion of the transactions is $15.25 (which is the average closing price of a share of Diamond Offshore common stock over the first five business days following the first public announcement of the transactions), and (vi) each named executive officer has properly executed any required releases and complied with all requirements necessary, including restrictive covenants, in order to receive the payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below. The calculations in the table below do not include amounts that the named executive officers were already entitled to receive or which have vested as of the date of this proxy statement/prospectus. Additional detail regarding the named executive officers’ interests in the transactions is provided in the section titled “—Interests of Diamond Offshore Directors and Executive Officers in the Transactions” beginning on page 97.

Golden Parachute Compensation
	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Bernie Wolford, Jr.	3,975,000	11,973,736	41,250	15,989,985
Dominic A. Savarino	1,984,400	4,513,344	48,616	6,546,360
David L. Roland	1,940,400	3,307,344	36,021	5,283,765

(1)

Cash. Consists of (i) a lump-sum cash payment equal to 2.0 times the sum of (a) base salary plus (b) target annual bonus and (ii) annual target bonus opportunity under the short-term incentive plan for the year the closing occurs, which is assumed to pay out at the target level, although as described above, the payout may be higher if actual achievement of the applicable performance objectives through the date of the closing is higher than target. The cash severance described in clause (i) is “double trigger,” which means that both a change in control, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the named executive officer (as described in more detail in the sections titled “Chief Executive Officer Employment Agreement” and “Executive Officer Supplemental Severance Plan” above). The annual target bonus payment described in clause (ii) is “single-trigger,” which means that only a change in control, such as the first merger, must occur prior to any payment being provided to the named executive officer

(as described in more detail in the sections entitled “2024 Annual Cash Bonus” above), regardless of whether or not a qualifying termination occurs. The estimated amount of each such payment is shown in the following table:

	Cash Severance ($)	2024 Bonus ($)	Total ($)
Bernie Wolford, Jr.	3,150,000	825,000	3,975,000
Dominic A. Savarino	1,623,600	360,800	1,984,400
David L. Roland	1,587,600	352,800	1,940,400

(2)

Equity. Consists of the value of the Diamond Offshore RSUs and the Diamond Offshore PSUs that would vest upon a qualifying termination of employment following the closing (which includes Diamond Offshore PSUs granted in 2021 for which the performance period ended as of June 30, 2024 but for which achievement of the performance metrics has not been determined as of the date hereof). For purposes of this table, Diamond Offshore PSUs are shown based at target achievement of performance results. As described in more detail in the section titled “Treatment of Diamond Offshore Outstanding Equity Awards” above, the performance condition results for the Diamond Offshore PSUs will be measured at the closing based on achievement of the applicable performance metrics at the greater of (i) the performance level determined in accordance with the performance criteria provided in the applicable award agreement, and (ii) the target performance level. Consequently, the amounts received by the named executive officers could differ from the amounts shown. Such accelerated vesting is a “double trigger” benefit, which means that both a change in control, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the named executive officer (as described in more detail in the section titled “Treatment of Diamond Offshore Outstanding Equity Awards” above).

	Diamond Offshore RSUs (#)	Diamond Offshore RSUs ($)	Diamond Offshore PSUs @100% (#)	Diamond Offshore PSUs @100% ($)	Total ($)
Bernie Wolford, Jr.	204,128	3,112,952	581,035	8,860,784	11,973,736
Dominic A. Savarino	71,957	1,097,344	224,000	3,416,000	4,513,344
David L. Roland	50,056	763,354	166,819	2,543,990	3,307,344

(3)

Benefits. Consists of a cash payment equal to 24 times the monthly COBRA premium in effect as of the separation date for the level of coverage in which the executive officer participated immediately prior to the separation date. Such benefits are “double trigger,” which means that both a change in control, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the named executive officer (as described in more detail in the sections titled “Chief Executive Officer Employment Agreement” and “Executive Officer Supplemental Severance Plan” above).

Benefit Arrangements of the Surviving Entity

As described in the section titled “The Merger Agreement—Covenants and Agreements—Employee Matters” beginning on page 134, the merger agreement requires Noble to continue to provide certain compensation and benefits following the completion of the transactions to all Diamond Offshore employees, including Diamond Offshore’s executive officers, who remain employed by Noble following completion of the transactions.

Indemnification of Diamond Offshore Directors and Officers

Under the merger agreement, certain indemnification and insurance rights exist in favor of Diamond Offshore and its subsidiaries’ current and former directors and officers. For more information about these rights, see the section titled “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance” beginning on page 138.

Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Diamond Offshore

To Diamond Offshore’s knowledge, the following tables set forth certain information regarding the beneficial ownership of shares of Diamond Offshore common stock as of the close of business on July 3, 2024 (except as noted in the footnotes below) and with respect to: each person known by Diamond Offshore to beneficially own 5% or more of the outstanding shares of Diamond Offshore common stock; each member of the Diamond Offshore Board; each named executive officer and the members of the Diamond Offshore Board and Diamond Offshore’s current directors and executive officers as a group.

Diamond Offshore has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Diamond Offshore believes, based on the information furnished to Diamond Offshore, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Diamond Offshore common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 102,911,311 shares of Diamond Offshore common stock outstanding as of July 3, 2024.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079.

Named Executive Officers and Directors:	Number of Shares(1)	Percentage of Class(2)
Patrice Douglas(3)	16,193	*
Benjamin C. Duster, IV(4)	32,017	*
Neal P. Goldman(5)	110,745	*
John H. Hollowell(6)	73,830	*
Patrick Carey Lowe(7)	73,830	*
Adam C. Peakes(8)	73,830	*
Bernie Wolford, Jr.(9)	924,624	*
David L. Roland(10)	144,071	*
Dominic A. Savarino(11)	125,481	*
All Directors and Executive Officers as a group (10 persons)(12)	1,685,173	1.6

*	Represents less than 1.0 percent.
(1)

Unless otherwise indicated, each stockholder has sole voting and investment power with respect to all shares of common stock indicated as being beneficially owned by such stockholder. In all instances where ownership of unvested restricted stock is reported below, the individual has the sole power to vote such shares but no investment power.

(2)	Based upon an aggregate of 102,911,311 shares of Diamon Offshore common stock outstanding as of July 3, 2024.
(3)	Comprised of 9,562 shares of unvested Diamond Offshore RSUs and 6,631 vested and undelivered Diamond Offshore RSUs.
(4)	Comprised of 9,562 shares of unvested Diamond Offshore RSUs and 22,455 vested and undelivered Diamond Offshore RSUs.
(5)	Comprised of 14,343 shares of unvested Diamond Offshore RSUs and 96,402 vested and undelivered Diamond Offshore RSUs.
(6)	Comprised of 9,562 shares of unvested Diamond Offshore RSUs and 64,268 vested and undelivered Diamond Offshore RSUs.
(7)	Comprised of 9,562 shares of unvested Diamond Offshore RSUs and 64,268 vested and undelivered Diamond Offshore RSUs.
(8)	Comprised of 9,562 shares of unvested Diamond Offshore RSUs and 64,268 vested and undelivered Diamond Offshore RSUs.

(9)	Includes 204,128 shares of unvested Diamond Offshore RSUs. Does not include 798,830 shares of unvested Diamond Offshore PSUs based on the maximum payout pursuant to such Diamond Offshore PSUs.
(10)	Includes 50,056 shares of unvested Diamond Offshore RSUs. Does not include 221,847 shares of unvested Diamond Offshore PSUs based on the maximum payout pursuant to such Diamond Offshore PSUs.
(11)	Includes 71,957 shares of unvested Diamond Offshore RSUs. Does not include 304,312 shares of unvested Diamond Offshore PSUs based on the maximum payout pursuant to such Diamond Offshore PSUs.
(12)	Includes 372,048 shares of unvested Diamond Offshore RSUs.

5% Stockholders:	Number of Shares(1)	Percentage of Class(2)
BlackRock, Inc(3)	8,461,107	8.2%
KGH Ltd(4)	6,887,848	6.7%
The Vanguard Group(5)	5,953,262	5.8%
Capital Research Global Investors(6)	5,845,250	5.7%

(1)	Unless otherwise indicated, each stockholder has sole voting and investment power with respect to all shares of common stock indicated as being beneficially owned by such stockholder.
(2)	Based upon an aggregate of 102,911,311 shares of Diamon Offshore common stock outstanding as of July 3, 2024.
(3)

According to Amendment No. 1 to a Schedule 13G, dated January 25, 2024, and filed with the SEC by BlackRock, Inc. on January 24, 2024, it has sole voting power over 8,208,193 of these shares and sole dispositive power over all of such shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4)

According to Amendment No. 3 to a Schedule 13G, dated February 13, 2024, and jointly filed with the SEC by KGH Ltd, Millinvest, Ltd., Sunil Jagwani and Key Group Long Term Investments LP on February 13, 2024, KGH Ltd, Millinvest, Ltd., Sunil Jagwani and Key Group Long Term Investments LP shared voting and dispositive power over all of such shares. The address for each of KGH Ltd, Millinvest, Ltd. and Sunil Jagwani is Caves Point, 3C West Bay Street, Nassau, Bahamas. The address for Key Group Long Term Investments LP is c/o Lennox Paton Corporate Services Limited, 3 Bayside Executive Park, Nassau, Bahamas.

(5)

According to Amendment No. 1 to a Schedule 13G, dated February 13, 2024, and filed with the SEC by The Vanguard Group on February 13, 2024, it shared voting power over 66,467 of such shares, had sole dispositive power over 5,795,078 of such shares and shared dispositive power over 158,184 of such shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(6)

According to a Schedule 13G, dated February 7, 2024, and filed with the SEC by Capital Research Global Investors on February 9, 2024, it has sole voting power and sole dispositive power over all of these shares. The address of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

Accounting Treatment of the Transactions

The transactions will be accounted for as a business combination under ASC 805. Under this method of accounting, Diamond Offshore will be treated as the “acquired” company for financial reporting purposes. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. The net assets of Noble will remain stated at historical cost.

Regulatory Approvals Required for the Transactions

Diamond Offshore and Noble are not currently aware of any other material regulatory approvals or expirations or terminations of waiting periods that are required prior to the parties’ completion of the transactions other than those described below. If additional regulatory approvals or expirations or terminations of waiting periods are required to complete the transactions, Diamond Offshore and Noble intend to seek such regulatory approvals or expirations or terminations of waiting periods.

Diamond Offshore and Noble expect to complete the transactions by the first quarter of 2025. Although Diamond Offshore and Noble believe that they will receive the required regulatory approvals and expirations or terminations of waiting periods to complete the transactions, neither can give any assurance as to the timing of these regulatory approvals or expirations or terminations of waiting periods, as to Diamond Offshore’s and Noble’s ultimate ability to obtain such regulatory approvals or expirations or terminations of waiting periods (or any additional regulatory approvals or expirations or terminations of waiting periods that may otherwise become necessary) or that such regulatory approvals or expirations or terminations of waiting periods will be obtained on terms and subject to conditions satisfactory to Diamond Offshore and Noble. The receipt of the regulatory approvals or expirations or terminations of waiting periods to complete the transactions (as described hereinafter) are conditions to the obligation of each of Diamond Offshore and Noble to complete the transactions.

The transactions are subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until notification and report forms have been furnished to the DOJ and the FTC and until the applicable waiting periods have been terminated or have expired. The HSR Act requires Diamond Offshore and Noble to observe a 30-calendar-day waiting period after the submission of their respective HSR notification and report forms before consummating the transactions. The waiting period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person (here, Noble) voluntarily withdraws and refiles to allow a second 30-calendar-day waiting period. If the reviewing agency issues a request for additional information or documentary material (a “second request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which begins to run only after each of the parties has substantially complied with the second request. It is also possible that Diamond Offshore and Noble could enter into a timing agreement with the FTC or DOJ that could affect the timing of the consummation of the transactions. On June 24, 2024, each of Diamond Offshore and Noble filed its requisite notification and report form under the HSR Act.

The consummation of the transactions is also conditioned upon regulatory clearance, approval or the absence of a formal investigation by governmental entities in certain other specified jurisdictions. The transactions cannot be completed until Diamond Offshore and Noble obtain the requisite regulatory approvals to consummate the transactions in such jurisdictions or the applicable waiting periods (or extensions thereof) have expired or been terminated in each applicable jurisdiction. There can be no assurances that all of these other required regulatory approvals will be obtained and, if obtained, there can be no assurances as to the timing of any such regulatory approvals, or of Diamond Offshore’s or Noble’s ability to obtain such regulatory approvals on satisfactory terms or the absence of any litigation impeding such regulatory approvals.

The merger agreement includes covenants obligating each of the parties to the merger agreement to use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the mergers and the other transactions, including the obtaining of all necessary regulatory approvals and expirations or terminations of waiting periods from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a regulatory approval or to avoid an action or proceeding by, any governmental entity. For more information regarding these covenants, see the section titled “The Merger Agreement—Covenants and Agreements—Regulatory Efforts” beginning on page 136.

Treatment of Diamond Offshore Warrants

Subject to the terms of the merger agreement, at the effective time, each outstanding and unexercised Diamond Offshore warrant will be assumed by Noble and for 90 days after the effective time will remain outstanding and during such 90-day period will be exercisable for the merger consideration to which the holders would have been entitled upon consummation of the first merger, if the holders of the Diamond Offshore warrants had exercised the warrants in full immediately prior to the effective time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of such warrants as a result of such exercise.

Treatment of Diamond Offshore Equity Awards

At the effective time, each then outstanding Diamond Offshore PSU and Diamond Offshore RSU will cease to represent a right to acquire shares of Diamond Offshore common stock and will be converted, at the effective time, into the right to acquire a number of Noble ordinary shares equal to the equity award consideration. Under this formula, Diamond Offshore PSUs will be converted into Noble RSUs based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs, subject to certain adjustments for Diamond Offshore PSUs granted after the date of the merger agreement. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU or a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above.

Treatment of Diamond Offshore Indebtedness and Financing of the Transactions

In connection with the transactions, Noble currently expects to terminate Diamond Offshore’s existing credit agreement with HSBC Bank USA and the other lenders party thereto. Following the transactions, Noble currently expects to leave outstanding Diamond Offshore’s 8.5% senior secured second lien notes due 2030.

Noble intends to finance the cash portion of the merger consideration through a combination of cash on hand and debt financing, which may include senior unsecured bridge loans and/or one or more issuances of senior unsecured notes. On June 10, 2024, one of Noble’s subsidiaries entered into the commitment letter with Morgan Stanley Senior Funding, Inc., pursuant to which, subject to the terms and conditions set forth therein, Morgan Stanley Senior Funding, Inc. has committed to provide the bridge facility in an aggregate principal amount of up to $600,000,000. The funding of the bridge facility provided for in the commitment letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to the bridge facility in accordance with the terms set forth in the commitment letter and (ii) the consummation of the transactions in accordance with the merger agreement. On or prior to the closing date, Noble expects to complete the notes issuance of an aggregate principal amount up to $600,000,000, which, if issued, will be used by Noble in combination with cash on hand to finance the cash portion of the merger consideration in lieu of drawing on the bridge facility. Completion of the transactions is not conditioned on Noble obtaining financing for the transactions.

Appraisal Rights

Record holders and beneficial owners of Diamond Offshore common stock who comply with the procedures summarized below will be entitled to appraisal rights if the first merger is completed. Under Section 262 of the DGCL, record holders and beneficial owners of shares of Diamond Offshore common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of Diamond Offshore common stock appraised by the Delaware Court of Chancery. Shares of Diamond Offshore common stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, but instead will be canceled and represent the right to receive, in lieu of the merger consideration, a cash payment that is equal to the fair value of their shares of Diamond Offshore common stock at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the first merger), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL (the “appraisal payment”). The fair value of such shares of Diamond Offshore common stock could be more than, less than, or equal to the merger consideration. Diamond Offshore is required to send a notice to that effect to each record holder, as of the record date, of Diamond Offshore common stock not less than 20 days prior to the special meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Diamond Offshore’s notice to the record holders of Diamond Offshore common stock that appraisal rights are available in connection with the first merger, and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262 of the DGCL. All references in Section 262 of the DGCL to “stockholder” and in this summary to a “stockholder” or “holder” are to the record holder of shares of Diamond Offshore common stock as to which appraisal rights are asserted and all such references to a “beneficial owner” are to a person who is the beneficial owner of Diamond Offshore common stock held either in voting trust or by a nominee on behalf of such person. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL. Failure to comply timely and properly with the requirements of Section 262 of the DGCL may result in the loss of your appraisal rights under the DGCL. This notice does not constitute any legal or other advice, nor does it constitute a recommendation that holders or beneficial owners of Diamond Offshore common stock exercise their appraisal rights under Section 262 of the DGCL. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

Record holders and beneficial owners of Diamond Offshore common stock who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the adoption of the Merger Agreement, (ii) deliver in the manner set forth below a written demand for appraisal of such holder’s or beneficial owner’s shares of Diamond Offshore common stock to the Corporate Secretary of Diamond Offshore before the vote on the merger agreement proposal at the special meeting is taken, (iii) continuously hold of record or beneficially own, as applicable, such shares of Diamond Offshore common stock from the date of making the demand through completion of the first merger and (iv) otherwise comply with the requirements of Section 262 of the DGCL.

A demand for appraisal must be executed by or for the holder of record or beneficial owner, as applicable. The demand should set forth, fully and correctly, the person’s identity. If shares are owned of record or beneficially owned by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all such joint holders of record or beneficial owners. An authorized agent, including an agent of two or more joint holders of record or beneficial owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record holder or holders or beneficial owner or owners, respectively, and expressly disclose that, in exercising the demand, the agent is acting as agent for the record holder or holders or beneficial owner or owners, as applicable.

As required by Section 262 of the DGCL, a demand for appraisal must be in writing and must reasonably inform Diamond Offshore of the identity of the record holder or beneficial owner and of such holder’s or beneficial owner’s intention to seek appraisal of the holder’s or beneficial owner’s shares.

Record holders and beneficial owners of Diamond Offshore common stock who elect to demand appraisal of their shares must mail or deliver their written demand to:

Diamond Offshore Drilling, Inc.

777 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

Attention: Senior Vice President, General Counsel and Secretary

The written demand for appraisal should specify the stockholder’s name and mailing address. In addition, in the case of a demand for appraisal of a beneficial owner, the demand must also (1) reasonably identify the holder of record of the shares for which the demand is made, (2) be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 of the DGCL and the verified list required by subsection (f) of Section 262 of the DGCL (discussed further below). Whether made by a holder of record or a beneficial owner, the written demand must reasonably inform Diamond Offshore that the Diamond Offshore holder of record or beneficial owner intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Diamond Offshore prior to the vote on the merger agreement proposal at the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the merger agreement proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. In addition, the holder or beneficial owner must not vote its shares of Diamond Offshore common stock in favor of adoption of the merger agreement proposal. An executed proxy by a record holder that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, a Diamond Offshore stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the adoption of the merger agreement proposal or affirmatively register an abstention with respect thereto. In the case of a beneficial owner, brokers, banks and other nominees that hold shares of Diamond Offshore common stock in “street name” for their customers do not have discretionary authority to vote on the merger agreement proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares held in “street name” instructs such person’s broker, bank or other nominee to vote such person’s shares in favor of the merger agreement proposal, and does not revoke such instruction prior to the vote on the merger agreement proposal, then such shares will be voted in favor of the merger agreement proposal, and it will cause such beneficial owner to lose his, her or its right to appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner who wishes to exercise appraisal rights must either not provide any instructions to such person’s broker, bank or other nominee how to vote on the merger agreement proposal or must instruct such broker, bank or other nominee to vote against the merger agreement proposal or abstain from voting on such proposal.

Within 120 days after completion of the first merger, either Merger Sub 2 (as the surviving entity), or any holder or beneficial owner of shares of Diamond Offshore common stock who has timely and properly demanded appraisal of such person’s shares and who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on Merger Sub 2 (as the surviving entity) in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the shares of all persons who have properly demanded appraisal. There is no present intent on the part of Merger Sub 2 (as the surviving entity) to file an appraisal petition, and stockholders or beneficial owners seeking to exercise appraisal rights should not assume that Merger Sub 2 (as the surviving entity) will file such a petition or that Merger Sub 2 (as the surviving entity) will initiate any negotiations with respect to the fair value of such shares. Accordingly, record holders and beneficial owners of Diamond Offshore common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If no such petition is filed within that 120 day period, appraisal rights will be lost for such person.

Within 120 days after completion of the first merger, any holder or beneficial owner of shares of Diamond Offshore common stock who has complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from Merger Sub 2 (as the surviving entity) a statement setting forth the aggregate number of shares of Diamond Offshore common stock not voting in favor of the first merger and with respect to which demands for appraisal were received by Merger Sub 2 (as the surviving entity) and the number of holders or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be mailed within ten days after the written request therefor has been received by Merger Sub 2 (as the surviving entity) or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed by a holder or beneficial owner of Diamond Offshore common stock and a copy of the petition is served upon Merger Sub 2 (as the surviving entity), then Merger Sub 2 (as the surviving entity) will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares of Diamond Offshore common stock and with whom agreements as to the value of their shares of Diamond Offshore common stock have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Delaware Register in Chancery to provide notice of the time and place fixed for the hearing on the petition be mailed to Merger Sub 2 (as the surviving entity) and all of the persons shown on the verified list. The costs of these notices are borne by Merger Sub 2 (as the surviving entity).

After notice to persons who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. Assuming shares of Diamond Offshore common stock remain listed on a national securities exchange immediately before the first merger (which we expect to be the case), the Delaware Court of Chancery must dismiss an appraisal proceeding as to all holders or beneficial owners of Diamond Offshore common stock who assert appraisal rights unless (i) the total number of shares entitled to appraisal rights which have been pursued and perfected exceeds 1% of the outstanding shares of the class or series eligible for appraisal as measured in accordance with subsection (g) of Section 262 of the DGCL, or (ii) the value of the consideration provided in the first merger (i.e., the merger consideration) for such total number of shares seeking appraisal exceeds $1.0 million, or (iii) the first merger was approved pursuant to Section 253 or Section 267 of the DGCL (which, with respect to this clause (iii), we do not expect to be the case). Where proceedings are not dismissed, and after determining the persons entitled to an appraisal, the appraisal proceeding will be conducted, as to the shares of Diamond Offshore common stock owned by such holders or beneficial owners of Diamond Offshore common stock, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

In determining fair value and the amount of the appraisal payment, if any, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the first merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court has indicated that transaction price is one of the relevant factors the Court of Chancery may consider in determining “fair value” and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262 of the DGCL, interest from the effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date and the date of payment of the judgment.

At any time before the entry of judgment in the proceedings, Merger Sub 2 (as the surviving entity) may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in Section 262 of the DGCL only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the appraisal payment is determined, the Delaware Court of Chancery will direct the payment of such value to the persons entitled thereto upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

Record holders and beneficial owners of Diamond Offshore common stock considering seeking appraisal should be aware that the fair value of their shares of Diamond Offshore common stock could be more than, less than, or equal to the merger consideration, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. Each of Noble, Merger Sub 2 (as the surviving entity) and Diamond Offshore reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Diamond Offshore common stock is less than the merger consideration.

Upon application by Merger Sub 2 (as the surviving entity) or by any holder or beneficial owner of shares of Diamond Offshore common stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list filed by Merger Sub 2 (as the surviving entity) pursuant to subsection (f) of Section 262 of the DGCL may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL. The Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by Merger Sub 2, as the surviving entity, to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Delaware Court of Chancery may order that all or a portion of the expenses incurred by such holder or beneficial owner of Diamond Offshore common stock in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the first merger, any holder or beneficial owner of Diamond Offshore common stock who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after completion of the first merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a time prior to completion of the first merger.

Within ten days after the effective time, Merger Sub 2 (as the surviving entity) must give notice of the date that the first merger became effective to each holder of Diamond Offshore common stock who has properly filed a written demand for appraisal, who did not vote in favor of the proposal to adopt the merger agreement and who has otherwise complied with Section 262 of the DGCL and any beneficial owner who has demanded appraisal in such person’s name pursuant to Section 262 of the DGCL. At any time within 60 days after the effective time, any holder or beneficial owner of Diamond Offshore common stock who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the merger consideration to which the person is entitled pursuant to the first merger. After this period, a holder or beneficial owner of Diamond Offshore common stock may withdraw such person’s demand for appraisal only with the written approval of Merger Sub 2 (as the surviving entity). Notwithstanding the foregoing, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any person without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any record holder or beneficial owner of Diamond Offshore common stock who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger within 60 days after completion of the first merger as summarized in the second sentence of this paragraph.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the first merger, appraisal will cease and all record holders and beneficial owners of Diamond Offshore common stock will be entitled only to receive the merger consideration as provided for in the merger agreement.

The foregoing is only a brief summary of Section 262 of the DGCL that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Failure to comply with all the procedures set forth in Section 262 of the DGCL may result in the loss of a holder’s or beneficial owner’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

NYSE Listing of Noble Ordinary Shares; Delisting and Deregistration of Diamond Offshore Common Stock

Diamond Offshore, Noble, Merger Sub 1 and Merger Sub 2 have agreed to cooperate with each other in taking or causing to be taken, all actions necessary, proper or advisable under applicable law and the rules and policies of the NYSE to enable the delisting by Merger Sub 2, as the surviving entity in the second merger, of the Diamond Offshore common stock from the NYSE and terminate its registration under the Exchange Act. The delisting and termination will not be effective until after the effective time.

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the mergers, taken together, to U.S. Holders (as defined below) of Diamond Offshore common stock and the ownership and disposition of Noble ordinary shares received by U.S. Holders in the first merger. This discussion is based on the Code, the regulations promulgated thereunder (the “Treasury Regulations”), judicial authority and administrative rulings, all as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No ruling has been sought from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the mergers or as a result of the ownership and disposition of Noble ordinary shares received in the first merger. This discussion does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to the U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty, and is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. Holder. In addition, this discussion does not address any U.S. state or local or any non-U.S. tax considerations, any U.S. federal estate, gift, generation skipping or alternative minimum tax considerations, the 3.8% Medicare tax on net investment income, or any U.S. federal tax consequences other than U.S. federal income tax consequences of the mergers and the ownership and disposition of Noble ordinary shares.

This discussion assumes that the U.S. Holders of Diamond Offshore common stock hold their Diamond Offshore ordinary shares, and after the effective time, their Noble ordinary shares, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the consequences to U.S. Holders subject to special tax rules, such as:

•	banks, thrifts, mutual funds, financial institutions, underwriters or insurance companies;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;
•	U.S. expatriates and former citizens or residents of the United States;

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such entities;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	S corporations;

•	U.S. Holders whose “functional currency” is not the U.S. dollar;

•

U.S. Holders who received Diamond Offshore common stock, or after the mergers, Noble ordinary shares, through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

•

U.S. Holders who own Diamond Offshore common stock, or, after the mergers, Noble ordinary shares, as part of a straddle, synthetic security, wash sale, hedge, conversion transaction or other integrated investment.

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their tax advisors regarding the tax consequences of the mergers and the ownership and disposition of Noble ordinary shares.

This discussion does not address the tax consequences to a U.S. Holder that is, or will become, a “five-percent transferee shareholder” of Noble within the meaning of the applicable Treasury Regulations under Section 367 of the Code. In general, a five-percent transferee shareholder is a person who will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of all outstanding Noble ordinary shares immediately after the mergers. U.S. Holders that believe they are, or could become, a five-percent transferee shareholder of Noble, should consult their tax advisors about the special rules and time sensitive tax procedures, including the requirement to file a gain recognition agreement, which might affect such U.S. Holders’ ability to obtain tax-free treatment in the mergers.

As used in this discussion, a “U.S. Holder” means a beneficial owner of Diamond Offshore common stock or, after the mergers, Noble ordinary shares, who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that (a) is subject to the primary jurisdiction of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income, regardless of source.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Diamond Offshore common stock or, after the mergers, Noble ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the mergers and ownership and disposition of Noble ordinary shares received in the first merger.

U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS AND THE OWNERSHIP AND DISPOSITION OF NOBLE ORDINARY SHARES RECEIVED IN THE FIRST MERGER, INCLUDING, WITHOUT LIMITATION, THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THE U.S. HOLDERS OF THE MERGERS AND THE OWNERSHIP AND DISPOSITION OF NOBLE ORDINARY SHARES.

U.S. federal income tax consequences of the mergers to U.S. Holders

Qualification of the mergers, taken together, as a “reorganization”

The following discussion regarding the U.S. federal income tax consequences of the mergers to U.S. Holders assumes that the mergers will be consummated as described in the merger agreement and this proxy statement/prospectus and that, following the effective time of the mergers, Noble will cause the surviving corporation to comply with certain reporting requirements set forth in the Treasury Regulations under Section 367(a) of the Code. In addition, in the merger agreement, each of Noble and Diamond Offshore represents that it has not taken or agreed to take any action that could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

The parties intend for the mergers, taken together, to be treated as a reorganization under Section 368(a) of the Code. Nevertheless, the obligation of Noble and Diamond Offshore to consummate the mergers is not conditioned upon the receipt of an opinion from counsel, nor have the parties applied for a ruling from the IRS, that the mergers would be so treated. However, in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, Kirkland & Ellis LLP, counsel to Diamond Offshore, will deliver a legal opinion to the effect that:

(1)	The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(2)

As a result, subject to the application of Section 367(a) of the Code, a U.S. Holder that exchanges all of its Diamond Offshore common stock for the merger consideration generally will not recognize any realized loss but will recognize any realized gain as a result of the mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of the Noble ordinary shares (including any fractional Noble ordinary share deemed received and redeemed for cash, as discussed below) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional Noble ordinary share) received by such U.S. Holder pursuant to the first merger, over (B) such U.S. Holder’s adjusted tax basis in their Diamond Offshore common stock surrendered pursuant to the first merger, and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional Noble ordinary share) received by such U.S. Holder pursuant to the first merger.

(3)

Subject to the application of Section 367(a) of the Code, each U.S. Holder’s aggregate tax basis in the Noble ordinary shares received in the first merger (including any fractional Noble ordinary share deemed received and redeemed for cash) generally will equal such U.S. Holder’s aggregate adjusted tax basis in the Diamond Offshore common stock surrendered in the first merger, less the amount of cash consideration (excluding the amount of any cash in lieu of a fractional Noble ordinary share) received pursuant to the first merger, plus any gain, if any, recognized as a result of the first merger (other than any gain recognized in respect of cash received in lieu of a fractional Noble ordinary share).

(4)

Subject to the application of Section 367(a) of the Code, the holding period of the Noble ordinary shares received by a U.S. Holder in the first merger (including any fractional Noble ordinary share deemed received and redeemed for cash) will include such U.S. Holder’s holding period for the Diamond Offshore common stock surrendered in the first merger.

This opinion will be based upon and rely on, among other things, various facts, assumptions, representations and warranties and covenants, including those contained in the merger agreement and in the officer’s certificates provided by Noble (on behalf of itself, Merger Sub 1 and Merger Sub 2) and Diamond Offshore. If any of these facts, assumptions, representations and warranties and covenants underlying the tax opinion described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, such tax opinion may be affected or jeopardized. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein. Moreover, an opinion of counsel represents such counsel’s judgment and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusion in an opinion of counsel. Notwithstanding receipt by Diamond Offshore of the opinion of counsel, there can be no assurance that the IRS would not assert that the mergers, taken together, fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such position.

Any gain recognized as a result of the mergers generally will be capital gain, and will be long-term capital gain if, as of the effective date of the first merger, such U.S. Holder’s holding period for such Diamond Offshore common stock surrendered pursuant to the first merger is greater than one year. For U.S. Holders that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains.

In some cases, the recognized gain could be treated as a dividend for U.S. federal income tax purposes, in which case such U.S. Holder could have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment can depend upon various factors, including the particular circumstances of a U.S. Holder and the application of certain constructive ownership rules, U.S. Holders should consult their tax advisors regarding the potential tax consequences of the mergers and the receipt of the merger consideration to them, and U.S. Holders that are corporations (including entities that are treated as corporations for U.S. federal income tax purposes) should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

If a U.S. Holder holds different blocks of Diamond Offshore common stock (generally, Diamond Offshore common stock acquired on different dates or at different prices), such U.S. Holder must determine the basis and holding period in the Noble ordinary shares received in the mergers separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Diamond Offshore common stock surrendered in the first merger. Each U.S. Holder should consult its tax advisor with respect to the determination of the gain recognized and the tax bases and/or holding periods of the particular Noble ordinary shares received in the mergers.

Cash received in lieu of a fractional share of Noble stock

A U.S. Holder that receives cash in lieu of a fractional share of Noble stock generally will be treated as having received the fractional share pursuant to the first merger, and then as having sold to Noble that fractional share of Noble stock in exchange for cash. As a result, a U.S. Holder of Diamond Offshore common stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis allocated to such fractional share of Noble stock, unless the receipt of cash has the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case, such cash received would be treated as a dividend to the extent of such U.S. Holder’s ratable share of earnings and profits as determined for U.S. federal income tax purposes. Because the possibility of dividend treatment can depend upon various factors, including the particular circumstances of a U.S. Holder and the application of certain constructive ownership rules, U.S. Holders should consult their tax advisors regarding the potential tax consequences of the receipt of cash in lieu of a fractional share of Noble stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of Noble stock generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the mergers, such U.S. Holder’s holding period for the Diamond Offshore common stock surrendered pursuant to the first merger is greater than one year. For U.S. Holders that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Application of Section 367(a) of the Code

Generally, Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free reorganization, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. In this case, the principal requirement to avoid the application of Section 367(a) is that the fair market value of Noble, at the time of the mergers, must equal or exceed the fair market value of Diamond Offshore, as specially determined for purposes of Section 367 of the Code. Although the parties expect this requirement to be satisfied, that determination cannot be known definitively until the time of the mergers.

Diamond Offshore has a lower value than Noble based on the percentage of the Noble ordinary shares and cash that the holders of Diamond Offshore common stock will own and receive, respectively, following the transaction. Nevertheless, Section 367 of the Code requires certain adjustments to values to be made for purposes of this test as of the consummation of the mergers. For example, the fair market value of Diamond Offshore for purposes of this test must include the aggregate amount of certain prior distributions (including stock repurchases) by Diamond Offshore during the 36 months prior to the consummation of the mergers, and the fair market value of Noble must not include certain passive assets acquired outside the ordinary course of business during the 36 months prior to the consummation of the mergers. Based on the percentage of the Noble ordinary shares and cash that the holders of Diamond Offshore common stock will own and receive, respectively, following the transaction, and taking such adjustments under Section 367 of the Code into account, with data available as of [—], 2024, the last practicable date before the date of this proxy statement/prospectus, Noble and Diamond Offshore believe that the fair market value of Noble is larger than the fair market value of Diamond Offshore as of such date for these purposes, but no assurances can be given regarding the actual results on the consummation of the mergers.

Notwithstanding Noble and Diamond Offshore’s beliefs regarding the value of the companies, if the mergers, taken together, qualify as a tax-free reorganization but are subject to Section 367(a)(1) of the Code, a U.S. Holder of Diamond Offshore common stock would recognize gain (but not loss) equal to the excess, if any, of (x) the fair market value as of the closing date of any Noble ordinary shares received in the first merger, plus cash received in the first merger, over (y) such U.S. Holder’s tax basis in the Diamond Offshore common stock surrendered in the first merger, as calculated separately for each block of Diamond Offshore common stock held by such U.S. Holder. Any gain so recognized would generally be long-term capital gain if the U.S. Holder held the Diamond Offshore common stock for more than one year at the time the mergers are completed. The obligation of Noble and Diamond Offshore to consummate the mergers is not conditioned upon the receipt of an opinion from counsel, nor have the parties applied for a ruling from the IRS, that the mergers will not be subject to Section 367(a)(1) of the Code.

U.S. federal income tax consequences to U.S. Holders of holding Noble ordinary shares

Dividends and other Distributions on Noble ordinary shares

Subject to the discussion below under the heading “—Passive Foreign Investment Company Rules,” distributions on Noble ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Noble’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Noble’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Noble ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Noble ordinary shares and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Noble ordinary shares.” The amount of any such distribution will include any amounts withheld by Noble (or another applicable withholding agent). Any amount treated as dividend income will be treated as foreign-source dividend income. Because Noble does not currently, and does not expect to in the future, maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should assume that any distribution with respect to the Noble ordinary shares will constitute ordinary dividend income.

Under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Noble believes it will be eligible for the benefits of the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, or the United States-United Kingdom income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case it would be treated as a qualified foreign corporation with respect to dividends paid on the Noble ordinary shares. Further, provided that Noble ordinary shares are listed on the NYSE and/or Nasdaq, Noble ordinary shares will be treated as readily tradable on an established securities market in the United States.

For foreign tax credit limitation purposes, dividends paid on the Noble ordinary shares will generally be treated as passive category income. Because no United Kingdom. income taxes will be withheld from dividends on Noble ordinary shares, there will be no creditable foreign taxes associated with any dividends that a U.S. Holder will receive.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Noble ordinary shares

Subject to the discussion below under “—Passive Foreign Investment Company rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Noble ordinary shares in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Noble ordinary shares. Any such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other disposition, the Noble ordinary shares have been held for more than one year. Preferential tax rates apply to long-term capital gains if such U.S. Holder is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains in the case of a corporation. Deductions for capital losses are subject to significant limitations under the Code.

The source of any such gain or loss is generally determined by reference to the residence of the holder, such that it generally will be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange or other taxable disposition by a U.S. Holder.

Passive Foreign Investment Company rules

In general, a non-U.S. corporation will be a “Passive Foreign Investment Company” (referred to as a “PFIC”) for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Noble believes that it was not a PFIC for its taxable year prior to the mergers, and Noble does not expect Noble to be a PFIC for its taxable year that includes the mergers or in the foreseeable future, but the PFIC test must be applied each year, and it is possible that Noble may become a PFIC in a future year. Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of Noble’s assets and income at such time, however, no assurance can be given that Noble is not, and Noble will not become, classified as a PFIC. Furthermore, because the value of the gross assets of Noble is likely to be determined in large part by reference to the market capitalization of Noble, a decline in the value of Noble ordinary shares may result in Noble becoming a PFIC. In the event that, contrary to Noble’s expectations, Noble is classified as a PFIC for any year during which a U.S. Holder holds Noble ordinary shares, such U.S. Holder would generally be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, the application of additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, and additional reporting requirements (described below) under U.S. federal income tax laws.

If a U.S. Holder owns Noble ordinary shares during any taxable year in which, contrary to Noble’s expectations, Noble is a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to Noble ordinary shares, including reporting on IRS Form 8621. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return.

U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding and disposing of Noble ordinary shares if Noble becomes classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.

Information withholding and backup withholding tax

In general, information reporting requirements will apply to dividends or other distributions a U.S. Holder receives on Noble ordinary shares and the proceeds a U.S. Holder receives on the disposition of Noble ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case, other than if the U.S. Holder is an exempt recipient (such as a corporation). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the exchange agent or its broker) or the U.S. Holder is otherwise subject to backup withholding. Backup withholding is not an additional U.S. federal tax. Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, if any, provided the U.S. Holder furnishes required information to the IRS in a timely manner.

Certain reporting requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to Noble. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment or involvement in a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain “Specified Foreign Financial Assets” in excess of $50,000. The definition of Specified Foreign Financial Assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Noble ordinary shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. A U.S. Holder should consult with its own tax advisors regarding the requirements of filing information returns, including, without limitation, the requirement to file an information return on IRS Form 8938.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS GENERAL IN NATURE AND MAY NOT BE APPLICABLE TO A U.S. HOLDER DEPENDING UPON SUCH U.S. HOLDER’S PARTICULAR SITUATION. A U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THE U.S. HOLDER OF THE MERGERS AND OF THE OWNERSHIP AND DISPOSITION OF NOBLE ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material UK Tax Considerations

The following statements are intended to apply only as a general guide to certain material UK tax considerations for Non-UK Shareholders (as defined below) as a consequence of (i) the mergers and (ii) the ownership and disposition of Noble ordinary shares after the mergers, and are based on current UK tax law and current published practice of HM Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect.

The statements relate only to certain limited aspects of the UK taxation treatment of holders of Noble ordinary shares at the time of, and immediately after, the mergers who:

a)	are not resident in the UK for any taxation purposes (including for the purposes of any double tax treaty);

b)	do not carry on a trade, profession, or vocation in the UK through a branch or agency or, in the case of a company, carry on a trade in the UK through a permanent establishment;

c)

who hold the Noble ordinary shares as investments (other than under an individual savings account or a self-invested personal pension), and not for the purposes of any branch, agency or permanent establishment in the UK; and

d)	who are the absolute beneficial owners of the Noble ordinary shares and any dividends paid on them,

(such holders being defined henceforth in this section as “Non-UK Shareholders”).

The statements may not apply to certain classes of Non-UK Shareholders, such as (but not limited to) persons who acquired their Noble ordinary shares in connection with an office or employment, or otherwise than for bona fide commercial reasons, persons connected to Noble or its subsidiaries, dealers in securities, insurance companies, pension schemes, shareholders who are exempt from tax and collective investment schemes.

This summary does not address the UK tax treatment for persons who do not fall within the definition of Non-UK Shareholders (above), including holders who are resident in the UK for any taxation purposes. This summary does not address all possible UK tax consequences relating to the mergers or the ownership and disposition of Noble ordinary shares after the mergers. In particular, this summary does not address any inheritance tax considerations.

THE SUMMARY BELOW IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE TAX OR LEGAL ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE MERGERS AND OF THE OWNERSHIP AND DISPOSITION OF NOBLE ORDINARY SHARES, INCLUDING THE EFFECTS OF UK TAX LAWS.

UK taxation of chargeable gains

Subject to the paragraph below (dealing with temporary non-residents), Non-UK Shareholders will not generally be subject to UK tax on chargeable gains as a consequence of the mergers or on a disposal of their Noble ordinary shares.

A Non-UK Shareholder who is an individual, who has ceased to have sole UK residence for tax purposes in the UK for a period of five years or less and who disposes of Noble ordinary shares during that period may be liable to UK taxation on capital gains on their return to the UK (subject to the relevant conditions being met and any available exemption or relief). If applicable, the tax charge will arise in the tax year that the individual returns to the UK.

UK taxation of dividends

Under UK tax legislation, Noble is not required to deduct or withhold tax at source from any dividend payments it makes in respect of the Noble ordinary shares. Non-UK Shareholders will not generally be subject to UK tax in respect of any dividends received from Noble in respect of the Noble ordinary shares.

Stamp duty and stamp duty reserve tax (“SDRT”)

The statements below are intended as a general guide to the current UK stamp duty and SDRT position, and they apply regardless of whether or not a shareholder is resident or domiciled in the UK. It should be noted that certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

General rules

No stamp duty or SDRT should be payable on an issuance of the Noble ordinary shares.

The transfer on sale of Noble ordinary shares (outside the facilities of a clearance service such as the DTC) by a written instrument of transfer will generally be liable to UK stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer (or, in certain circumstances, the market value of the Noble ordinary shares), rounded up to the nearest £5 if necessary. The purchaser normally pays the stamp duty.

An agreement to transfer Noble ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration (or, in certain circumstances, the market value of the Noble ordinary shares), but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

Depositary receipt issuers and clearance services

Special rules apply where the Noble ordinary shares are transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts within section 67 or section 93 Finance Act 1986 or a person providing a clearance service within section 70 or section 96 of the Finance Act 1986, under which stamp duty or SDRT may be charged at a higher rate of 1.5%. With effect from 1 January 2024, the Finance Act 2024 has introduced new legislation containing exemptions to the 1.5% stamp duty and SDRT charges on the transfer of shares into clearance services or depositary receipt systems. These exemptions from the 1.5% charges include exemptions for (i) transfers of shares into clearance services or depositary receipt systems where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), and (ii) transfers of shares into clearance services or depositary receipt systems where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognised stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. Subsequently, specific professional advice should be sought in relation to the application of the 1.5% stamp duty or SDRT charge to any withdrawal and subsequent redeposit of Noble ordinary shares into the facilities of DTC.

However, where a clearance service has made and maintained an election under section 97A Finance Act 1986, the 1.5% charge will not apply as transfers of ordinary shares into and within that clearance service would then be subject to stamp duty or SDRT at the normal 0.5% rate (as discussed above). We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made in respect of DTC or Cede & Co. (as nominee of DTC) (“Cede”).

Transfers of Noble ordinary shares within DTC should not be subject to stamp duty or SDRT provided no instrument of transfer is entered into and no election that applies to the Noble ordinary shares is made or has been made by DTC or Cede under Section 97A Finance Act 1986. In this regard, Noble will seek DTC confirmation that neither DTC nor Cede has made an election under section 97A Finance Act 1986 which would affect the relevant Noble ordinary shares to be issued to Cede, as nominee of DTC, as part of the first merger. If such an election is or has been made, transfers of Noble ordinary shares within DTC generally will be subject to SDRT at the rate of 0.5% of the amount or value of the consideration (or, in certain circumstances, the market value of the Noble ordinary shares).

Any liability for stamp duty or SDRT in respect of any transfer into a clearance service or depositary receipt system, or in respect of a transfer within any clearance service or depositary receipt system, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee (as the case may be), but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

Restrictions on Sales of Noble Ordinary Shares Received in the First Merger

All Noble ordinary shares received by Diamond Offshore stockholders in the first merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Noble ordinary shares received by any Diamond Offshore stockholder who becomes an “affiliate” of Noble after completion of the first merger. This proxy statement/prospectus does not cover resales of shares of Noble ordinary shares received by any person upon completion of the first merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Certain Contracts between Diamond Offshore and Noble

Diamond Offshore and Noble are party to commercial arrangements with one another, which are not material, individually or in the aggregate to either company.

THE MERGER AGREEEMENT

Explanatory Note Regarding the Merger Agreement

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus. The rights and obligations of Diamond Offshore, Noble, Merger Sub 1 and Merger Sub 2 are governed by the express terms and conditions of the merger agreement and not by this summary or any of the other information contained in this proxy statement/prospectus. You are urged to read the full text of the merger agreement because it is the legal document that governs the transactions.

The merger agreement contains representations, warranties and covenants by each of the parties to the merger agreement, which were made only for purposes of the merger agreement, as of specified dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Diamond Offshore, Noble, Merger Sub 1, Merger Sub 2 or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants contained in the merger agreement or any other agreement between the parties to the applicable agreement may change after the date of each such agreement, which subsequent information may or may not be fully reflected in Diamond Offshore’s or Noble’s public disclosures or the public disclosures of any of their respective subsidiaries or affiliates. Each such agreement should not be read alone, but should instead be read in conjunction with the other information regarding the respective agreement, the transactions, Diamond Offshore, Noble and their respective affiliates and businesses, which is contained in, or incorporated by reference into, this proxy statement/prospectus, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings that each of Diamond Offshore and Noble has made or will make with the SEC. See the section titled “Where You Can Find More Information” beginning on page 204.

Structure of the Mergers

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, the parties will effect two mergers. In the first merger, Merger Sub 1 will merge with and into Diamond Offshore, with Diamond Offshore continuing as the surviving entity and becoming an indirect wholly owned subsidiary of Noble. Immediately thereafter, in the second merger, Diamond Offshore, as the surviving entity in the first merger, will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and an indirect wholly owned subsidiary of Noble.

Charter and Bylaws of the Surviving Entity

At the effective time, (i) the Diamond Offshore charter, as the surviving entity in the first merger, will be amended and restated so as to read in its entirety as the charter of Merger Sub 1 as in effect immediately prior to the effective time and as set forth in Exhibit A to the merger agreement, and (ii) the Diamond Offshore bylaws, as the surviving entity in the first merger, will be amended and restated so as to read in their entirety as the bylaws of Merger Sub 1 as in effect immediately prior to the effective time.

At the effective time of the second merger, (i) the charter of Merger Sub 2, as the surviving entity in the second merger, will continue to be the charter of Merger Sub 2 as in effect immediately prior to the effective time of the second merger and as set forth in Exhibit B to the merger agreement, and (ii) the bylaws of Merger Sub 2, as the surviving entity in the second merger, will continue to be the bylaws of Merger Sub 2, as in effect immediately prior to the effective time of the second merger.

Timing of Closing

The closing of the transactions (the “closing”) will take place on the second business day after the satisfaction or waiver in accordance with the merger agreement by the parties to the merger agreement having the benefit of the applicable condition (to the extent permitted by applicable law) of the conditions described under the heading “—Conditions to Completion of the Transactions” beginning on page 144 (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction (or waiver in accordance with the merger agreement by the parties to the merger agreement having the benefit of the applicable condition) of all conditions at the closing), or at such other place, date and time as Diamond Offshore and Noble may agree in writing. The date on which the closing actually occurs is referred to in this proxy statement/prospectus as the “closing date.”

Merger Consideration

Effects of the Mergers

At the effective time, by virtue of the first merger and without any action on the part of Noble, Merger Sub 1, Diamond Offshore or the holders of any of the following securities:

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each share of Diamond Offshore common stock issued and outstanding immediately prior to the effective time (other than any canceled shares (as defined below) and any appraisal shares (as defined below)), will be converted automatically into the right to receive the following merger consideration: (i) $5.65 in cash, without interest, payable to the holder of each share of Diamond Offshore common stock, (ii) 0.2316 Noble ordinary shares and (iii) any cash in lieu of fractional Noble ordinary shares to be paid pursuant to the merger agreement;

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each share of Diamond Offshore common stock owned by Diamond Offshore, the Merger Sub 1, Merger Sub 2 or Noble (“canceled shares”), in each case, immediately prior to the effective time, will be canceled without any conversion thereof, and no consideration will be paid with respect thereto; and

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each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the effective time will be converted into one validly issued, fully paid and non-assessable share of common stock of Diamond Offshore, as the surviving entity in the first merger.

At the effective time of the second merger, by virtue of the second merger and without any action on the part of Noble, Merger Sub 2, Diamond Offshore, as the surviving entity in the first merger, or the holders of any of the securities in Diamond Offshore issued or outstanding either prior to or after the effective time, each share of common stock of Diamond Offshore, as the surviving entity in the first merger, issued and outstanding immediately prior to the effective time of the second merger and each share of common stock of Merger Sub 2 issued and outstanding immediately prior to the effective time of the second merger will be converted into one validly issued, fully paid and non-assessable share of common stock of Merger Sub 2, as the surviving entity in the second merger.

Appraisal Rights

Notwithstanding anything in the merger agreement to the contrary, shares of Diamond Offshore common stock that are outstanding immediately prior to the effective time and that are held by any person who is entitled to demand and properly demands appraisal of those shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“appraisal shares”) will not be converted into the right to receive the merger consideration as described in the first bullet under the heading “—Merger Consideration—Effects of the Mergers,” but instead will be canceled and will represent the right to receive only those rights provided under Section 262 of the DGCL. If any such person fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then that person’s right to receive those rights under Section 262 of the DGCL will cease and that person’s appraisal shares will be deemed to have been converted as of the effective time into, and will represent only the right to receive, the merger consideration, without interest thereon.

Diamond Offshore will give prompt notice to Noble of any demands received by Diamond Offshore for appraisal of any shares of Diamond Offshore common stock (as well as withdrawals of those demands and any other instruments served pursuant to the DGCL and received by Diamond Offshore relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL), and Noble will have the right to participate in all negotiations and actions with respect to those demands and Diamond Offshore will consider in good faith comments or suggestions proposed by Noble with respect to those demands. Prior to the effective time, Diamond Offshore will not, without the prior written consent of Noble, make any payment with respect to, or settle or offer to settle, any of those demands. Prior to the effective time, Noble will not, except with the prior written consent of Diamond Offshore, require Diamond Offshore to make any payment with respect to any demands for appraisal or offer to settle or settle any of those demands.

Deposit of Merger Consideration

The Diamond Offshore book-entry shares will be exchanged in accordance with the procedures described below.

Prior to effective time, Noble will appoint a U.S. bank or trust company or other person that is reasonably acceptable to Diamond Offshore to act as an exchange agent hereunder (the “exchange agent”), for the purpose of exchanging the Diamond Offshore book-entry shares and the payment of the aggregate merger consideration in accordance with the merger agreement. Noble will make available to the exchange agent, as needed, evidence of shares in book-entry form, representing Noble ordinary shares that are issuable pursuant to the merger agreement in respect of shares of Diamond Offshore common stock for which the Diamond Offshore book-entry shares have been properly delivered to the exchange agent and the cash to make the payments described under the heading “—Merger Consideration—Effects of the Mergers.” Noble will take all actions necessary to ensure that the exchange fund includes at all times cash sufficient to satisfy its obligations to make those cash payments described in the section titled “—Merger Consideration—Effects of the Mergers.” The Noble ordinary shares and cash so deposited, together with any dividends or distributions with respect thereto, are referred to in this proxy statement/prospectus as the “exchange fund.”

Exchange Procedures

As promptly as practicable after the closing, but in no event later than three business days following the closing, Noble will cause the exchange agent to mail and otherwise make available to each holder of record, as of the effective time, of Diamond Offshore common stock (such holders, the “former Diamond Offshore holders,” and such shares, the “former shares of Diamond Offshore common stock”): (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the certificates held by such holder representing such former shares of Diamond Offshore common stock will pass, only upon proper delivery of the certificates to the exchange agent) and (ii) instructions for use in effecting the surrender of the certificates for payment of the merger consideration therefor. Such letter of transmittal will be in such form and have such other provisions as Noble, the exchange agent and Diamond Offshore may specify. Each former Diamond Offshore holder who surrenders to the exchange agent certificate(s), together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, will be entitled to receive in exchange therefor: (A) the number of whole Noble ordinary shares, if any, into which such holder’s shares of Diamond Offshore common stock represented by such holder’s properly surrendered certificates were converted in accordance with the merger agreement, and such certificates so surrendered will be forthwith canceled, and (B) a check in an amount of U.S. dollars equal to (1) the per share cash consideration that such holder has the right to receive as described in the first bullet under the heading “—Merger Consideration—Effects of the Mergers,” (2) the amount of cash in lieu of fractional interests in Noble ordinary shares to be paid as described under the heading “—No Fractional Shares,” if any, plus (3) any cash dividends or other distributions that such holder has the right to receive as described under the heading “—Distributions With Respect to Unexchanged Shares.” Prior to the closing, Diamond Offshore and its subsidiaries will reasonably cooperate with Noble in preparation for the matters contemplated by these exchange procedures.

As promptly as practicable after the effective time of the second merger, but in no event later than three business days following the effective time of the second merger, Noble will instruct the exchange agent to mail and otherwise make available to each former Diamond Offshore holder of book-entry shares not held through the DTC, (i) a notice advising such holders of the effectiveness of the first merger, (ii) a statement reflecting the number of Noble ordinary shares (which will be in uncertificated book-entry form) representing, in the aggregate, the whole number of Noble ordinary shares, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Diamond Offshore common stock then held by such holder) and (iii) a check in an amount of U.S. dollars equal to (A) the per share cash consideration that such holder has the right to receive as described in the first bullet under the heading “—Merger Consideration—Effects of the Mergers,” plus (B) the amount of cash in lieu of fractional interests in Noble ordinary shares to be paid as described under the heading “—No Fractional Shares,” if any, plus (C) any cash dividends or other distributions that such holder has the right to receive as described under the heading “—Distributions With Respect to Unexchanged Shares.” No interest will be paid or accrued on any merger consideration or cash payable in respect of such dividends or other distributions that such holder has the right to receive.

With respect to book-entry shares held through DTC, Noble and Diamond Offshore will reasonably cooperate prior to the closing and the transactions to establish procedures with the exchange agent and DTC with the goal of ensuring that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of shares of Diamond Offshore common stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, (i) the aggregate merger consideration that holders of book-entry shares have the right to receive as described in the first bullet under the heading “—Merger Consideration—Effects of the Mergers” and (ii) any cash dividends or other distributions that DTC has the right to receive as described under the heading “—Distributions With Respect to Unexchanged Shares.”

Distributions With Respect to Unexchanged Shares

No dividends or other distributions with respect to Noble ordinary shares issuable with respect to the shares of Diamond Offshore common stock will be paid to the holder of any unsurrendered certificates or book-entry shares until those certificates or book-entry shares are surrendered as described under the heading “—Exchange Procedures.” Upon surrender, there will be issued and/or paid to the holder of the Noble ordinary shares issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those Noble ordinary shares with a record date on or after the date of the effective time of the second merger and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those Noble ordinary shares with a record date on or after the date of the effective time of the second merger but with a payment date subsequent to surrender.

No Fractional Shares

No certificates or scrip representing fractional Noble ordinary shares will be issued upon the surrender for exchange of certificates or book-entry shares evidencing Diamond Offshore common stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Noble. In lieu thereof, upon surrender of the applicable certificates or book-entry shares, Noble will pay each holder of Diamond Offshore common stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Diamond Offshore common stock held at the effective time) would otherwise be entitled, by (ii) the closing price on the NYSE for a Noble ordinary share on the last trading day immediately preceding the effective time (the “Noble closing price”).

Lost, Stolen or Destroyed Certificates

In the case of any certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the exchange agent, the posting by such person of a bond, in such customary amount as Merger Sub 2, as the surviving entity, may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will, if such person has otherwise delivered a properly and duly executed letter of transmittal, pay and deliver, in exchange for such lost, stolen or destroyed certificate, the merger consideration and any dividends or distributions on the certificate had such lost, stolen or destroyed certificate been surrendered as provided in the merger agreement.

Potential Adjustments to the Merger Consideration to Prevent Dilution

If, after the date of the merger agreement and prior to the effective time, either (i) Noble pays a dividend in, splits, combines into a smaller number of shares or issues by reclassification any Noble ordinary shares, or (ii) Diamond Offshore pays a dividend in, splits, combines into a smaller number of shares or issues by reclassification any shares of Diamond Offshore common stock, then the merger consideration, the per share cash consideration, the exchange ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide to Noble and the holders of the shares of Diamond Offshore common stock and Diamond Offshore warrants the same economic effect as contemplated by the merger agreement prior to such action, and as so adjusted will, from and after the date of such event, be the merger consideration, the per share cash consideration, the exchange ratio or other dependent item, as applicable, subject to further adjustment in accordance with this sentence. Cash dividends or equity issuances (including grant of equity compensation) that are permitted by the merger agreement will not result in any adjustment to the exchange ratio.

Withholding

Each of Diamond Offshore (as the surviving entity in the first merger), Merger Sub 1, Merger Sub 2 (as the surviving entity in the second merger), Noble, Diamond Offshore and the exchange agent, and each of their respective affiliates, will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law (and to the extent deductions and withholdings are required, such deductions and withholdings may be made in Noble ordinary shares). Except as otherwise required by a change in applicable tax law, the parties to the merger agreement have agreed that the merger consideration payable or deliverable pursuant to the merger agreement will not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder. To the extent that amounts are so deducted or withheld by any of the parties to the merger agreement or the exchange agent, or any of their respective affiliates, such deducted or withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made and, if withholding is made in Noble ordinary shares the relevant withholding party will be treated as having sold such Noble ordinary shares on behalf of such person for an amount of cash equal to the fair market value thereof at the time of the required withholding.

Treatment of Diamond Offshore Equity Awards

At the effective time, each then outstanding Diamond Offshore PSU and Diamond Offshore RSU will cease to represent a right to acquire shares of Diamond Offshore common stock and will be converted, into the right to acquire a number of Noble ordinary shares equal to the equity award consideration. Under this formula, Diamond Offshore PSUs will be converted into Noble RSUs based on the greater of (x) actual Diamond Offshore performance level achieved and (y) target Diamond Offshore performance level, in each case as determined under the performance criteria applicable to such Diamond Offshore PSUs, which Noble RSUs will otherwise vest on the same terms and conditions as were applicable under the Diamond Offshore PSUs, subject to certain adjustments for Diamond Offshore PSUs granted after the date of the merger agreement. Notwithstanding the foregoing, to the extent that a Diamond Offshore PSU or a Diamond Offshore RSU vests as of the effective time (including any awards that vest as a result of a termination of employment at or immediately after the effective time of the second merger), such awards will instead be settled in cash or shares of Diamond Offshore common stock, as applicable, immediately prior to the effective time and any such shares of Diamond Offshore common stock will be treated the same as other shares of Diamond Offshore common stock, as explained above.

Treatment of Diamond Offshore Warrants

At the effective time, each Diamond Offshore warrant that is outstanding and unexercised as of immediately prior to the effective time, will immediately be assumed by Noble and for 90 days after the closing will remain outstanding and during such 90-day period will, in lieu of the number of shares of Diamond Offshore common stock then exercisable under such Diamond Offshore warrant prior to the effective time, be exercisable for the merger consideration to which the holder would have been entitled upon consummation of the first merger, if the holder of such Diamond Offshore warrant had exercised the Diamond Offshore warrant in full immediately prior to the effective time and acquired the applicable number of shares of Diamond Offshore common stock then issuable upon exercise of the Diamond Offshore warrant as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of the Diamond Offshore warrants but taking into account the payment of the Warrant Exercise Price (as defined in Diamond Offshore warrant agreement) (or exercise on a “cashless basis”)).

Treatment of Diamond Offshore Indebtedness

Diamond Offshore will deliver or cause to be delivered to Noble at least four business days prior to the closing date (with drafts being delivered in advance as reasonably requested by Noble) (i) a copy of the payoff letter (subject to the delivery of funds as arranged by Noble) with respect to the Diamond Offshore credit agreement in customary form reasonably satisfactory to Noble, which payoff letter will (i) indicate the payoff amount, (ii) state that upon receipt of the payoff amount under the payoff letter, the Diamond Offshore credit agreement and all related loan documents will be terminated and (iii) provide that all liens and guarantees in connection with the Diamond Offshore credit agreement relating to the assets and properties of Diamond Offshore or its subsidiaries securing the obligations under the Diamond Offshore credit agreement will be released and terminated upon payment of the payoff amount at the closing and (b) all documentation relating to the release of all related liens and guarantees with respect to the Diamond Offshore credit agreement (including any mortgage releases, termination statements on Form UCC-3, IP security interest terminations or other releases).

Covenants and Agreements

Conduct of Business

Each of Noble and Diamond Offshore has agreed to certain covenants in the merger agreement restricting, subject to certain exceptions, the conduct of its business between the date of the merger agreement and the earlier of the effective time and the termination of the merger agreement.

Interim Operations of Diamond Offshore. From and after the date of the merger agreement and prior to the effective time of the second merger or the termination of the merger agreement, and except (i) (x) as may be required by applicable law (including any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with any epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions “public health measures”) or (y) as otherwise taken in good faith and on a commercially reasonable basis, by Diamond Offshore or any of its subsidiaries on an emergency basis for the safety of individuals, assets or the environment but only for so long as such emergency is actively and imminently occurring and in a manner consistent with actions taken by similarly situated companies (provided, that, in all cases, Diamond Offshore promptly notifies Noble of such emergency and any actions taken in connection therewith), (ii) as may be previously consented to in writing by Noble (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by the merger agreement or (iv) as set forth in the applicable subsection of Diamond Offshore’s disclosure letter to the merger agreement, Diamond Offshore will and will cause its subsidiaries to use (A) commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and (B) commercially reasonable efforts to preserve intact their business organizations and material relationships with third parties.

Without limiting the generality of the foregoing affirmative obligations, Diamond Offshore has agreed with Noble that between the date of the merger agreement and the earlier of the effective time of the second merger or the termination of the merger agreement, except (i) as may be required by applicable law (including any public health measures), (ii) as may be consented to in writing by Noble (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by the merger agreement, or (iv) as set forth in the applicable subsection of the Diamond Offshore disclosure letter to the merger agreement, Diamond Offshore will not, and will not permit any of its subsidiaries to:

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authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Diamond Offshore or its subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned subsidiaries of Diamond Offshore to Diamond Offshore or to any of its other wholly owned subsidiaries;

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split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of the Diamond Offshore which remains a wholly owned subsidiary after consummation of such transaction;

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except as required by a Diamond Offshore benefit plan in effect on the date of the merger agreement, (A) except in the ordinary course of business consistent with past practice in respect of offshore employees of Diamond Offshore, (1) increase the annual rate of base salary or hourly wage rate, target bonus opportunity, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of Diamond Offshore or its subsidiaries, or (2) increase the benefits provided to Diamond Offshore’s or its subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine, non-material changes to Diamond Offshore benefit plans that are broad-based group health and welfare plans); (B) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any similar agreement with any labor organization or other employee representative; (C) except as permitted pursuant to clause (A) above, enter into, establish, adopt, amend, announce, terminate or waive any rights with respect to, any Diamond Offshore benefit plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Diamond Offshore benefit plan if it were in existence as of the date of the merger agreement); (D) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Diamond Offshore’s current or former employees, individual independent contractors, executive officers or directors; or (E) grant or announce any new Diamond Offshore equity awards or other cash, equity or equity-based incentive awards;

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(A) other than offshore employees or employees needed to fill an open position with base salary consistent with the base salary paid to the offshore employee or other employee who is at a grade level of 12 or below, in either case with respect to such employee as previously in that position, hire or otherwise enter into any employment agreement or other similar arrangement with any current or former employee, officer, director or individual independent contractor of Diamond Offshore or any of its subsidiaries or (B) terminate any current or former employee, officer or director of Diamond Offshore or any of its subsidiaries other than for cause, whose annual base salary or hourly wage rate and target bonus opportunities, together, would exceed $200,000;

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change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable law occurring after the date of the merger agreement;

•	adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

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except (A) for transactions among Diamond Offshore and its wholly owned subsidiaries or among Diamond Offshore’s wholly owned subsidiaries; (B) solely to the extent required by the terms of the applicable Diamond Offshore warrant or Diamond Offshore equity award, issuances of shares of Diamond Offshore common stock in respect of the exercise of or in connection with the vesting or settlement of any (1) Diamond Offshore warrants outstanding on the date of the merger agreement, (2) Diamond Offshore equity awards outstanding the date of the merger agreement or (3) Diamond Offshore equity awards granted after the date of the merger agreement and not in violation of the merger agreement (including to the extent permitted as described in the third bullet of the second paragraph under this section titled “—Conduct of Business—Interim Operations of Diamond Offshore”), or (C) as required by any existing Diamond Offshore benefit plans or any Diamond Offshore benefit plans entered into or amended in accordance with the terms of the merger agreement, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien) any shares of its capital stock or other ownership interest in Diamond Offshore or any of its subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable Diamond Offshore equity award under any existing Diamond Offshore benefit plans;

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except for (A) transactions among Diamond Offshore and its wholly owned subsidiaries or among Diamond Offshore’s wholly owned subsidiaries or (B) acquisitions of shares of Diamond Offshore common stock from a holder of Diamond Offshore equity awards in satisfaction of withholding obligations upon the settlement of such award, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

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incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Diamond Offshore and its wholly owned subsidiaries or among Diamond Offshore’s wholly owned subsidiaries, (B) indebtedness for borrowed money incurred in replacement of any indebtedness (including accrued interest and fees, related premiums and expenses) that is required by its terms to be repaid or repurchased pursuant to its terms prior to the effective time, subject to certain limitations set forth in the merger agreement, and any such replacement indebtedness is on substantially similar or terms not less favorable, taken as a whole, to Diamond Offshore than the existing indebtedness, (C) guarantees by Diamond Offshore of indebtedness for borrowed money of subsidiaries of Diamond Offshore, which indebtedness is incurred in compliance with this covenant, (D) indebtedness for borrowed money incurred under or the issuance of letters of credit under Diamond Offshore credit agreement or pursuant to agreements in effect prior to the date of the merger agreement, and (E) indebtedness for borrowed money not to exceed $75,000,000 in aggregate principal amount outstanding at any time incurred by Diamond Offshore or any of its subsidiaries other than in accordance with the above clauses (A) through (D), inclusive;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of any portion of its material properties or assets and having a fair market value in excess of $25,000,000 in the aggregate, except (A) for transactions among Diamond Offshore and its wholly owned subsidiaries or among Diamond Offshore’s wholly owned subsidiaries, (B) pursuant to existing agreements in effect prior to the date of the merger agreement and set forth on the applicable subsection of the Diamond Offshore disclosure letter to the merger agreement, (C) subject to the provisions in the merger agreement described under the heading “—Regulatory Efforts” beginning on page 136, as may be required by applicable law or any governmental entity in order to permit or facilitate the consummation of the transactions or (D) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice (provided that Diamond Offshore has acknowledged and agreed that any sale of one or more rigs by it or any of its subsidiaries would constitute action outside the ordinary course of business for these purposes);

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(A) modify, amend, terminate or waive any rights under any Diamond Offshore material contract, material permit or material lease in any material respect in a manner which is adverse to Diamond Offshore other than in the ordinary course of business consistent with past practice or (B) enter into any contract that would constitute a Diamond Offshore material contract or material lease if entered into prior to the date of the merger agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Diamond Offshore material contract or material lease), except to the extent such contract provides for an action that would otherwise be permitted under the previsions set forth in the merger agreement described in this subsection titled “—Interim Operations of Diamond Offshore,” except the foregoing ordinary course exceptions in clauses (A) and (B) will not apply to certain types of material contracts specified in the merger agreement;

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voluntarily settle, compromise, pay, discharge or satisfy any action, whether now pending or hereafter made or brought, or waive, release or assign any rights or claims in connection with any such action, that (A) involves only the payment of monetary damages in excess of $3,000,000 in the aggregate (excluding from such dollar thresholds amounts covered by any insurance policy of Diamond Offshore or any of its subsidiaries) or (B) imposes (or seeks to impose) any material non-monetary obligation to be performed by, or upon, Diamond Offshore or any of its subsidiaries, except Diamond Offshore may not settle or propose to settle or compromise any stockholder litigation relating to the transactions;

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(A) make (except in the ordinary course of business consistent with past practice), change or revoke any material tax election, (B) file any amended tax return that is likely to result in a material increase in a tax liability, (C) change any material tax accounting period or make a material change in any material method of tax accounting from those employed in the preparation of its tax returns that have been filed for prior taxable years, (D) settle or compromise any material tax liability or any audit or other proceeding relating to a material tax or surrender any right to claim a material refund of taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) with respect to material taxes, (F) enter into any tax allocation, tax sharing, or tax indemnity arrangement or agreement (other than pursuant to any customary tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes), (G) request any tax ruling or (H) waive or extend the statute of limitations in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

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acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire (A) any entity, business or assets that constitute a business or division of any person, (B) any assets from any other person (excluding ordinary course purchases of goods, products, services and off-the-shelf intellectual property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $25,000,000 in the aggregate, or (C) an ownership interest in any real property, other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

•

adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Diamond Offshore or any of its subsidiaries (other than the transactions or in compliance with the provisions of the merger agreement described under the headings “—No Solicitation” and “—Termination of the Merger Agreement” beginning on pages 131 and 147, respectively);

•

enter into or amend any material transaction with any affiliate (other than transactions among Diamond Offshore and its wholly owned subsidiaries or among Diamond Offshore’s wholly owned subsidiaries);

•

(A) enter into any joint venture, partnership, participation or other similar arrangement or (B) make any loan, capital contribution or advance to or investment in any other person (other than Diamond Offshore or any of its wholly owned subsidiaries), in each case of (A) and (B) that would be material to Diamond Offshore, except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice or advancements of expenses to directors and officers of Diamond Offshore or any of its subsidiaries pursuant to bona fide advancement provisions that are, in size and terms, consistent with past practice and otherwise not in violation of the other restrictions set forth in the Diamond Offshore charter and the Diamond Offshore bylaws, the equivalent governing documents of any subsidiary of Diamond Offshore or any indemnification agreement with any such director or officer;

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make or authorize any capital expenditures except with respect to 2024 or 2025, in amounts that are not in excess of 110% of the capital budget set forth in the applicable subsection of the Diamond Offshore disclosure letter to the merger agreement, except for any capital expenditure on an emergency basis for the safety of individuals, assets or the environment but only for so long as such emergency is actively and imminently occurring and in a manner consistent with actions taken by similarly situated companies (so long as, in all cases, Diamond Offshore promptly notifies Noble of such emergency and any actions taken in connection therewith);

•

make any material changes to existing insurance policies and programs (except as permitted as described in the third bullet of the second paragraph under the heading “—Conduct of Business—Interim Operations of Diamond Offshore”); or

•	agree, resolve or commit to do any of the foregoing.

Interim Operations of Noble. From and after the date of the merger agreement and prior to the effective time of the second merger or termination of the merger agreement and except (i) (x) as may be required by applicable law (including any public health measures) or (y) as otherwise taken in good faith and on a commercially reasonable basis, by Noble or any of its subsidiaries on an emergency basis for the safety of individuals, assets or the environment but only for so long as such emergency is actively and imminently occurring and in a manner consistent with actions taken by similarly situated companies (provided that, in all cases, Noble promptly notifies Diamond Offshore of such emergency and any actions taken in connection therewith), (ii) as may be previously consented to in writing by Diamond Offshore (which consent will not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by the merger agreement or (iv) as set forth in the applicable subsection of the Noble disclosure letter to the merger agreement, each of Noble, Merger Sub 1 and Merger Sub 2 will, and will cause each of its subsidiaries to use (A) commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice and (B) commercially reasonable efforts to preserve intact their business organizations and material relationships with third parties. Notwithstanding the foregoing, Noble may grant Noble equity awards and make equity grants in connection with new hires, in each case, in the ordinary course of business.

Without limiting the generality of the foregoing affirmative obligations, each of Noble, Merger Sub 1 and Merger Sub 2 has agreed with Diamond Offshore, on behalf of itself and its subsidiaries, that between the date of the merger agreement and the earlier of the effective time of the second merger or the termination of the merger agreement, except (A) as may be required by applicable law (including any public health measures), (B) as may be expressly required or expressly permitted by the merger agreement or (C) as set forth in the applicable subsection of the Noble disclosure letter to the merger agreement, each of Noble, Merger Sub 1 and Merger Sub 2 will not, and will not permit any of its subsidiaries to:

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authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Noble or its subsidiaries), except (A) dividends, dividend equivalents and distributions paid by wholly owned subsidiaries of Noble to Noble or to any of its other wholly owned subsidiaries, (B) the regular quarterly cash dividend payable by Noble (including any increases thereof consistent with the policy set forth on the applicable subsection of the Noble disclosure letter to the merger agreement) and (C) any dividend equivalent rights that become due and payable in accordance with the terms of any Noble equity awards (whether in cash or Noble ordinary shares, as Noble may determine in accordance therewith);

•

split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Noble which remains a wholly owned subsidiary after consummation of such transaction;

•

change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable law occurring after the date of the merger agreement;

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with respect to Noble or any of the Noble significant subsidiaries, adopt any material amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

•

except for (A) transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, (B) issuances of Noble ordinary shares in respect of the exercise of or in connection with the vesting or settlement of any (1) Noble warrants outstanding on the date of the merger agreement, (2) Noble equity awards outstanding on the date of the merger agreement or (3) Noble equity awards granted after the date of the merger agreement and not in violation of the merger agreement, (C) as required by any existing Diamond Offshore warrants or Diamond Offshore benefit plans or any Diamond Offshore benefit plans entered into or amended in accordance with the terms of the merger agreement or (D) for issuances in connection with the acquisition of capital stock or assets of another person permitted as described in the eighth bullet under the heading “—Conduct of Business—Interim Operating Covenants of Noble,” issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien) any shares of its capital stock or other ownership interest in Noble or any subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

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except (A) for transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, (B) acquisitions of shares of Noble ordinary shares from a holder of Noble equity awards in satisfaction of withholding obligations upon the vesting of such award, or (C) commencing March 1, 2025, repurchases pursuant to Noble’s publicly disclosed share repurchase program in amounts not exceeding the amounts authorized by the Noble Board as of the date of the merger agreement, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

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sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of any portion of its material properties or assets, in each case, consisting of floater rigs having a fair market value in excess of $400,000,000 in the aggregate, except (A) for transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, (B) pursuant to existing agreements in effect prior to the execution of the merger agreement and disclosed or made available to Diamond Offshore prior to the date of the merger agreement, (C) subject to the provisions in the merger agreement described under the heading “—Regulatory Efforts” beginning on page 136, as may be required by applicable law or any governmental entity in order to permit or facilitate the consummation of the transactions or (D) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

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acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of goods, products, services and off-the-shelf intellectual property), other than acquisitions that comply with the provisions in the merger agreement described under the heading “—Regulatory Efforts” beginning on page 136 and for consideration (including assumed liabilities) that does not exceed $400,000,000 in the aggregate;

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adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Noble or any of the Noble significant subsidiaries (other than the transactions or in compliance with the provisions in the merger agreement described in the eighth bullet in this sub-section titled “—Interim Operations of Noble”;

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other than the merger agreement, enter into or amend any material transaction with any affiliate (other than transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries); or

•	agree, resolve or commit to do any of the foregoing.

No Solicitation

Except as expressly permitted by the provisions of the merger agreement described under this section titled “—No Solicitation,” from and after the date of the merger agreement until the effective time (or, if earlier, the termination of the merger agreement), Diamond Offshore and its subsidiaries will not, and Diamond Offshore will cause its and its subsidiaries’ respective directors, officers and senior management employees not to, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:

•	initiate or solicit any inquiry, proposal or offer with respect to, or knowingly encourage or knowingly facilitate the making, submission or announcement of, any alternative proposal;

•	enter into or continue any discussions or negotiations with respect to Diamond Offshore or its subsidiaries to any person in connection with an alternative proposal;

•	take or propose to take any of the actions prohibited as described in the below paragraph in connection with an alternative proposal; or

•	publicly propose or agree to any of the foregoing.

In addition, except as expressly permitted under the provisions of the merger agreement described in this section titled “—No Solicitation,” from the date of the merger agreement until the effective time, or, if earlier, the termination of the merger agreement, neither the Diamond Offshore Board nor any committee thereof will:

•	grant any waiver, amendment or release under any takeover law;

•	effect a change of recommendation; or

•

authorize, cause or permit Diamond Offshore or any of its subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any alternative proposal (a “Diamond Offshore alternative acquisition agreement”).

Following the execution of the merger agreement, Diamond Offshore (1) will, will cause its subsidiaries to, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date of the merger agreement with any persons with respect to any alternative proposal or the possibility thereof, (2) will promptly request each person, if any, that has executed a confidentiality agreement on or after June 9, 2023 in connection with its consideration of any alternative proposal to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or any of its subsidiaries and (3) will immediately terminate all physical and electronic data room access for such person and their representatives to diligence or other information regarding Diamond Offshore or any of its subsidiaries. For purposes of the merger agreement, an “alternative proposal” means any bona fide written proposal or offer made by any Person other than Noble and its affiliates for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Diamond Offshore or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income, EBITDA or assets of Diamond Offshore and its subsidiaries, taken as a whole, (ii) the direct or indirect acquisition by any such Person or its affiliates (including by any asset acquisition, joint venture or similar transaction) of any business or assets of Diamond Offshore or any of its subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income, EBITDA or assets of Diamond Offshore and its subsidiaries, taken as a whole, (iii) the direct or indirect acquisition by any such Person or its affiliates of 20% or more of any class of equity securities of Diamond Offshore or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of Diamond Offshore and its subsidiaries, taken as a whole, including any tender offer or exchange offer that, if consummated, would result in any such Person or its affiliates beneficially owning 20% or more of any class of equity securities of Diamond Offshore or any of its subsidiaries whose business, individually or in the aggregate, constitutes 20% or more of the net revenues, net income, EBITDA or assets of Diamond Offshore and its subsidiaries, taken as a whole, or (iv) any combination of the foregoing, in each case of subclauses (i) through (iii) whether in a single transaction or a series of related transactions.

Prior to the time the Diamond Offshore stockholder approval is obtained, if Diamond Offshore receives a written alternative proposal that did not result from a breach in any material respect of the provisions of the merger agreement described in this section titled “—No Solicitation,” from any person at any time following the date of the merger agreement and prior to the time the Diamond Offshore stockholder approval is obtained, Diamond Offshore and its representatives may contact such person to clarify the terms and conditions thereof and (i) Diamond Offshore and its representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Diamond Offshore and its subsidiaries to such person if Diamond Offshore receives from such person (or has received from such person) an executed acceptable confidentiality agreement; provided that, subject to applicable law, Diamond Offshore will (A) substantially contemporaneously therewith make available to Noble any non-public information concerning Diamond Offshore or its subsidiaries that is provided to any person given such access that was not previously made available to Noble and (B) keep Noble reasonably and promptly informed regarding the process and status of negotiations concerning any alternative proposal and the material details (including material terms thereof) of any such alternative proposal and promptly respond to questions reasonably asked by Noble (or its outside counsel) related thereto, and (ii) Diamond Offshore and its representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such alternative proposal, if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, the Diamond Offshore Board or relevant committee thereof determines in good faith (after consultation with its outside counsel and financial advisors) that such alternative proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and provides Noble with written notice of such determination.

Diamond Offshore will promptly (and, in any event, within 24 hours of any such event) notify Noble of the receipt of any alternative proposal or any material amendment thereto, and provide with respect to any alternative proposal or material amendment thereto, a true, complete and unredacted copy of any such written materials and a detailed written summary of any oral discussions relating thereto, including, in each case, (x) the material terms and conditions of each such alternative proposal (and any financing commitments related thereto) or such material amendment thereto and (y) unredacted copies of all correspondences and written materials (whether or not electronic) sent or provided by or to Diamond Offshore, any of its subsidiaries or any of their representatives regarding the alternative proposal.

Except as described in this paragraph, neither the Diamond Offshore Board nor any committee thereof will:

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(A) change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Noble, the Diamond Offshore Board recommendation, (B) fail to include the Diamond Offshore Board recommendation in this proxy statement/prospectus, (C) approve, adopt, endorse or recommend or propose to approve, adopt, endorse or recommend an alternative proposal, or (D) if a tender offer or exchange offer for shares of capital stock of Diamond Offshore that constitutes an alternative proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Diamond Offshore stockholders within 10 business days of the commencement of such offer (any of the foregoing, a “change of recommendation”); or

•

(ii) (A) except as provided in the provisions of the merger agreement described in this section titled “—No Solicitation”), authorize, adopt or approve, or propose to authorize, adopt or approve, an alternative proposal, or (B) cause or permit Diamond Offshore or any of its subsidiaries to enter into any Diamond Offshore alternative acquisition agreement.

Prior to the time the Diamond Offshore stockholder approval is obtained, the Diamond Offshore Board may:

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(I) effect a change of recommendation if the Diamond Offshore Board determines in good faith (after consultation with its outside counsel and financial advisors) that, as a result of any effects (other than in connection with an alternative proposal or an acquisition opportunity) with respect to Diamond Offshore that materially and positively affect the business, results of operations or financial condition of Diamond Offshore that were not known to or reasonably foreseeable by the Diamond Offshore Board as of or prior to the execution and delivery of the merger agreement (an “intervening event”), failure to take such action would be inconsistent with the directors’ duties under applicable law (taking into account any adjustments to the terms and conditions of the merger agreement proposed by Noble in response to such intervening event); and

•

(II) if Diamond Offshore receives an alternative proposal after the date of the merger agreement and not resulting from a breach in any material respect of the provisions of the merger agreement described in this section titled “—No Solicitation,” that the Diamond Offshore Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a superior proposal (taking into account any adjustments to the terms and conditions of the merger agreement proposed by Noble in response to such alternative proposal), effect a change of recommendation, authorize, adopt, or approve such superior proposal, grant a waiver, amendment or release under any takeover law with respect to such superior proposal and/or cause or permit Diamond Offshore or any of its subsidiaries to enter into an alternative acquisition agreement with respect to such superior proposal in accordance with the superior proposal termination trigger (as defined below), except the Diamond Offshore Board may take the actions described in this bullet and the above bullet if and only if:

•

Diamond Offshore will have provided prior written notice to Noble of the Diamond Offshore Board’s intention to take such actions at least five business days in advance of taking such action, which notice will specify, as applicable, a reasonably detailed description of such intervening event or the material terms of the alternative proposal received by Diamond Offshore that constitutes a superior proposal, and copies of the proposed definitive agreement and any other proposed transaction documentation (and Diamond Offshore will also promptly provide Noble such a notice with respect to any subsequent change in such proposal);

•	after providing such notice and prior to taking such actions, Diamond Offshore will have negotiated, and will have caused its representatives to negotiate, with Noble in good faith (to the extent Noble desires to negotiate) during such five business day period to make such adjustments in the terms and conditions of the merger agreement as would permit the Diamond Offshore Board not to take such actions (it being understood and agreed that any amendment or modification, other than immaterial amendments or modifications, of such alternative proposal will require a new notice period and negotiation period of three business days each); and

•

the Diamond Offshore Board will have considered in good faith any changes to the merger agreement that may be offered in writing by Noble by 11:59 p.m. Eastern Time on the fifth business day of such five business day period (or at the completion of any extension thereof) and will have determined in good faith (A) with respect to the actions described in clause (I) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ duties under applicable law not to effect the change of recommendation, and (B) with respect to the actions described in clause (II) above, after consultation with outside counsel and its financial advisors, that the alternative proposal received by Diamond Offshore would continue to constitute a superior proposal, in each case, if such changes offered in writing by Noble were given effect.

Nothing contained in the merger agreement will be deemed to prohibit Diamond Offshore, the Diamond Offshore Board or any committee of the Diamond Offshore Board from (i) making any “stop, look and listen” communication to the stockholders of Diamond Offshore (or any substantially similar communications to the stockholders of Diamond Offshore) or (ii) making disclosure that the Diamond Offshore Board determines in good faith after consultation with Diamond Offshore’s outside legal counsel, that the failure of the Diamond Offshore Board to make such disclosure would be inconsistent with the directors’ duties under applicable law so long as, in each case, such disclosure includes an express reaffirmation of Diamond Offshore Board recommendation.

The Special Meeting

Diamond Offshore has agreed to (i) take all action necessary in accordance with applicable law and its charter and bylaws to duly call, give notice of, convene and hold the special meeting (provided that (x) Diamond Offshore will be entitled to one or more, but no more than three, adjournments or postponements of the special meeting if it determines (in consultation with Noble) it is reasonably advisable to do so to obtain a quorum or to obtain the Diamond Offshore stockholder approval and (y) in no event will any such adjournment or postponement result in a delay of a period exceeding 10 business days, in the aggregate, without Noble’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), and (ii) unless there has been a change of recommendation in accordance with the provisions of the merger agreement described under the heading “—No Solicitation” beginning on page 131, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the first merger and the other transactions. No change of recommendation will obviate or otherwise affect the obligation of Diamond Offshore to duly call, give notice of, convene and hold the special meeting for the purpose of obtaining the Diamond Offshore stockholder approval.

Diamond Offshore and Noble have agreed to reasonably cooperate and use reasonable best efforts to cause the special meeting to occur as soon as reasonably practicable after the date of the merger agreement. Diamond Offshore will provide written updates to Noble with respect to the proxy solicitation for the special meeting, including interim results, as reasonably requested by Noble from time to time.

Employee Matters

For a period of one year following the effective time of the second merger (or, if earlier, the date of termination of the relevant employee), Noble has agreed to provide, or cause to be provided, to each employee of Diamond Offshore or its subsidiaries as of immediately prior to the effective time of the second merger who, in each case, remains employed with Noble or any of its subsidiaries through the effective time of the second merger

(the “continuing employees”) with compensation (including bonus opportunities) and employee benefits (excluding equity or equity-based incentives) that are no less favorable in the aggregate than those provided to the applicable continuing employee immediately prior to the effective time of the second merger. For a period of one year following the effective time of the second merger (or, if earlier, the date of termination of the relevant employee), Noble has agreed to provide, or cause to be provided, to each continuing employee any severance entitlement to which such continuing employee is entitled pursuant to the Diamond Offshore benefit plan that is a severance policy as set forth on the applicable subsection of the Diamond Offshore disclosure letter to the merger agreement (after giving effect to such continuing employee’s collective years of service with Diamond Offshore or its subsidiaries and Noble or its subsidiaries, including service provided after the effective time of the second merger). Notwithstanding the foregoing, neither Noble nor any of its affiliates shall be obligated to continue to employ any continuing employee for any specific period of time following the effective time of the second merger. Further, notwithstanding anything in the merger agreement to the contrary, the terms and conditions of employment for any continuing employees covered by a collective bargaining agreement shall be governed by the applicable collective bargaining agreement until the expiration, modification or termination of such collective bargaining agreement in accordance with its terms or applicable law.

For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the Noble benefit plans, as applicable, providing benefits to any continuing employees after the effective time of the second merger (the “new plans”), each continuing employee shall be credited with his or her years of service with Diamond Offshore and its subsidiaries, as applicable, and their respective predecessors before the effective time of the second merger, to the same extent as such continuing employee was entitled, before the effective time of the second merger, to credit for such service under any similar Diamond Offshore benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the effective time of the second merger; provided that the foregoing shall not apply with respect to retiree medical or welfare plans, equity or equity-based incentive plans, benefit accrual under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Noble shall use commercially reasonable efforts to cause each continuing employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under such new plan replaces coverage under a comparable Diamond Offshore benefit plan in which such continuing employee participated immediately before the effective time of the second merger (such plans collectively, as applicable, the “old plans”), and (ii) for purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any continuing employee, Noble shall use commercially reasonable efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such new plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable old plan in which such employee participated immediately prior to the effective time of the second merger, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the old plans ending on the date such employee’s participation in the corresponding new plan begins to be taken into account under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan.

Upon Noble’s reasonable request from time to time, Diamond Offshore has agreed to provide to Noble, within 10 business days following receipt of such request, the then-most recent report (if such a report has been prepared as of such date) and back-up information relating to calculations under Sections 280G and 4999 of the Code with respect to the first merger, including any non-compete valuations (if applicable).

Nothing in the provisions described in this section titled “—Employee Matters” (whether express or implied) will (i) create any third-party rights in any person, including any current or former director, officer, employee or other service provider of Diamond Offshore or its affiliates or any participant in any Diamond Offshore benefit plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof), (ii) be considered or deemed to establish, amend or modify any Noble benefit plan, Diamond Offshore benefit plan or any other benefit or compensation plan, program, policy, agreement or arrangement or (iii) prohibit or limit the ability of Noble or any of its affiliates (including, following the closing, Diamond Offshore and its subsidiaries) to amend, modify or terminate any Noble benefit plan, Diamond Offshore benefit plan or any other benefit or compensation plan, program, policy, agreement or arrangement.

Regulatory Efforts

Each of the parties to the merger agreement has agreed to use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions, including:

•

the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the approvals set forth in the applicable subsections of the Diamond Offshore disclosure letter and Noble disclosure letter to the merger agreement, from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the transactions;

•	the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions; and

•	the execution and delivery of any additional instruments necessary to consummate the transactions;

In no event will Noble, Diamond Offshore or any of their respective subsidiaries be required to pay prior to the effective time of the second merger any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions under any contract or agreement.

The parties to the merger agreement have agreed to:

•

make appropriate filings under the HSR Act within 10 business days of the date of the merger agreement and file within 20 business days of the date hereof any other required filings, notifications and/or submissions under other applicable regulatory laws identified in the applicable subsections of the Diamond Offshore disclosure letter and Noble disclosure letter to the merger agreement, with respect to the transactions, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under any regulatory law;

•

use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other governmental entities in connection with the execution and delivery of the merger agreement and the consummation of the transactions and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals;

•	make an appropriate response as promptly as practicable to any request for additional information or documents by a governmental entity pursuant to any regulatory law; and

•

take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the mergers and other transactions, including taking all such further action as may be necessary to resolve such objections, if any, as any antitrust authority may assert under any regulatory law (other than with respect to any action by any stockholder related to the merger agreement, the transactions) with respect to the transactions, and to avoid or eliminate each and every impediment under any law that may be asserted by any governmental entity with respect to the transactions so as to enable the closing to occur as soon as reasonably possible (and in any event no later than the end date), including taking all such further action as may be reasonably necessary to resolve such objections, if any, as any antitrust authority may assert under any regulatory law with respect to the transactions, and to avoid or eliminate any impediment under any law that may be asserted by any governmental entity with respect to the transactions so as to enable the closing to occur as soon as reasonably possible (and in any event no later than the end date).

In furtherance of the foregoing, Noble has agreed to take any and all actions necessary, including but not limited to (each, a “remedy action”): (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets, or businesses of Diamond Offshore or Noble or their respective subsidiaries; (ii) terminating or transferring any existing relationships, contractual rights or obligations of Diamond Offshore or Noble or their respective subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Diamond Offshore or Noble or their respective subsidiaries, or accepting any restriction on Noble’s freedom of action following the closing; or (v) effectuating any other change or restructuring of Diamond Offshore or Noble or their respective subsidiaries (and, in each case, Noble will enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any governmental entity in connection with any of the foregoing); provided that notwithstanding the foregoing, including the provisions of the merger agreement described in the first paragraph of this section titled “—Regulatory Efforts” or anything else to the contrary in the merger agreement:

•

Noble will not be required to take any remedy actions (or any other action) that would have or be expected to have, individually or in the aggregate, a material adverse effect on Noble (provided that, for purposes of this clause, Noble will be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Diamond Offshore and its subsidiaries, taken as a whole, as of the date of the merger agreement), taking into account the terms and net proceeds of any divestiture or other disposition of assets and the effects of any other remedy action and provided that the parties to the merger agreement have acknowledged and agreed that any remedy action that would, or would reasonably be expected to, result in the sale, disposition or other disposing of any drillship will be deemed for these purposes to have a material adverse effect on Noble; and

•	neither Diamond Offshore nor any of its subsidiaries will take or agree to take, or propose to take or agree to take, any remedy action without the prior written consent of Noble;

provided, further, that Diamond Offshore and its subsidiaries will agree to take any such remedy action if directed to do so by Noble, so long as the effectiveness of such remedy action is conditioned upon the consummation of the Merger. Noble will be responsible for all filing fees under any regulatory laws and/or any such other laws or regulations applicable to any of Noble or its affiliates. Each party to the merger agreement will not (and will cause its subsidiaries and affiliates not to) agree to stay, toll or extend any applicable waiting period under any regulatory law, enter into or extend a timing agreement with any governmental entity or withdraw or refile any filing under any regulatory law, without the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned). However, Noble may, after consulting in good faith with Diamond Offshore, withdraw and refile its HSR Act notification (i.e., “pull and refile”) one time in the manner described in 16 CFR § 803.12(c).

If any objections are asserted with respect to the transactions under any regulatory law or if any action is instituted by any governmental entity or any private party challenging any of the transactions contemplated hereby as violative of any regulatory law, each of Noble and Diamond Offshore have agreed to use their respective reasonable best efforts to (i) oppose or defend against any action to prevent or enjoin consummation of the merger agreement (and the transactions contemplated herein), and/or (ii) take such action as necessary to overturn any regulatory action by any governmental entity to prevent or enjoin consummation of the merger agreement (and the transactions contemplated herein), including by defending any action brought by any governmental entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such governmental entity or private party may have to such transactions under such regulatory law so as to permit consummation of the transactions, including by taking a remedy action, subject, in each case, the provisions described in the bullets in the third paragraph of this section titled “—Regulatory Efforts.”

The parties to the merger agreement have agreed to cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to the provisions of the merger agreement described in this section titled “—Regulatory Efforts,” and, subject to applicable legal limitations and the instructions of any governmental entity, Diamond Offshore, on the one hand, and Noble, on the other hand, will keep each other apprised of the status of matters relating to the completion of the transactions, including promptly furnishing the other with copies of notices or other material communications received by Diamond Offshore or Noble, as the case may be, or any of their respective subsidiaries or affiliates, from any third party and/or any governmental entity with respect to such transactions. If Diamond Offshore and Noble do not agree on the strategy to implement in connection with obtaining the consents, clearances, approvals and expirations or terminations of waiting periods under applicable regulatory laws, then such matters will be referred to a transaction committee (the “transaction committee”) and thereafter the transaction committee will meet and mutually agree on the strategy to be implemented in connection therewith and the transaction committee will exercise final decision making authority over such matters. Subject to applicable law relating to the exchange of information, Diamond Offshore, on the one hand, and Noble, on the other hand, will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications, filings, written communications or submissions (and with respect to any such notification, filing, written communication or submission, any documents submitted therewith) to any governmental entity, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of Diamond Offshore and its subsidiaries, or proposals from third parties with respect thereto, and (y) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information, in which case unredacted copies will be provided to outside counsel only. Each of the parties to the merger agreement has agreed not to participate in any substantive meeting or discussion, either in person or by telephone, with any governmental entity in connection with the transactions unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such governmental entity, gives the other parties the opportunity to attend and participate.

Each of the parties to the merger agreement has agreed that, between the date of the merger agreement and the earlier of the effective time of the second merger and the termination of the merger agreement, it will not, and will ensure that none of its subsidiaries will, consummate, enter into any agreement providing for, or announce, any acquisition opportunity that would reasonably be expected to materially impede, delay or prevent the consummation of the transactions.

Indemnification and Insurance

From and after the effective time of the second merger, Noble will, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time of the second merger an officer, director or employee of Diamond Offshore or any of its subsidiaries (the “Diamond Offshore indemnified parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Diamond Offshore or any subsidiary of Diamond Offshore, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the second merger, whether asserted or claimed prior to, or at or after, the effective time of the second merger (including matters, acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions or any other indemnification or advancement right of any Diamond Offshore indemnified party), in each case solely to the extent provided in the organizational documents of Diamond Offshore and its subsidiaries (as in effect on the date of the merger agreement) or any indemnification agreement between such persons and Diamond Offshore to the extent disclosed or made available to Noble prior to the date of the merger agreement.

For a period of six years after the effective time of the second merger, Noble will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Diamond Offshore (provided that Noble may substitute therefor policies (including tail policies) with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the effective time of the second merger; provided, that if the cost of such insurance exceeds 300% of an amount set forth on the applicable subsection of the Diamond Offshore disclosure letter to the merger agreement, and Noble elects not to spend more than such amount for such purpose, then Noble may purchase as much coverage as is reasonably available for such amount.

All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under the Diamond Offshore charter, the Diamond Offshore bylaws or indemnification contracts or undertakings existing in favor of those persons who are, or were, directors and officers of Diamond Offshore at or prior to the date of the merger agreement will survive the transactions and will be assumed by Noble following the effective time of the second merger without any further action. Without limiting the foregoing, the charter and bylaws of Diamond Offshore (as the surviving entity in the first merger) and the charter and bylaws of Merger Sub 2 (as the surviving entity in the second merger), from and after the effective time of the second merger, will contain provisions no less favorable to Diamond Offshore indemnified parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the merger agreement in the charter and bylaws of Diamond Offshore, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of Diamond Offshore indemnified parties. In addition, from the effective time of the second merger, Noble will, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Diamond Offshore indemnified party under the provisions of the merger agreement described in this section titled “—Indemnification and Insurance” (including in connection with enforcing the indemnity and other obligations referred to this section) as incurred to the fullest extent permitted under applicable law for a period of six years from the effective time of the second merger; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

If Noble or any of its successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Noble, as the case may be, will assume the obligations set forth in the provisions of the merger agreement described in this section titled “—Indemnification and Insurance.” Nothing in the merger agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Diamond Offshore or any of its subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in the provisions of the merger agreement described in this section titled “—Indemnification and Insurance” is not prior to, or in substation for, any claims under any such policies.

The provisions of the merger agreement described in this section titled “—Indemnification and Insurance” (i) will survive the consummation of the transactions and continue in full force and effect, (ii) are intended to be for the benefit of, and will be enforceable by, each Diamond Offshore indemnified party, his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Governance

Prior to the effective time of the second merger, Noble has agreed to take all necessary actions to cause the Noble Board, as of the effective time, to be increased by one director and to cause one individual who is, as of the date of the merger agreement, serving on the Diamond Offshore Board and mutually agreed by Diamond Offshore and Noble, to be appointed to the Noble Board immediately following the effective time.

Financing Cooperation

From the date of the merger agreement until the effective time of the second merger, the parties to the merger agreement have agreed to, and to cause their respective subsidiaries to, cooperate with one another as reasonably requested by any other party to the merger agreement in connection with obtaining or refinancing any debt financing of Noble, Diamond Offshore or their respective affiliates, including by (a) furnishing financial and other pertinent information of Noble, Diamond Offshore and their respective subsidiaries necessary to show the pro forma impact of the transactions on Noble, Diamond Offshore and their respective subsidiaries, as applicable, (b) cooperating with the creation and perfection of pledge and security instruments effective as of the effective time of the second merger and (c) providing pertinent information of Noble, Diamond Offshore and their respective subsidiaries that is required or customary in connection with the applicable debt financing, including providing such information required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations and causing their respective auditors and management to provide diligence information and comfort letters; provided that (i) Noble has agreed to reimburse Diamond Offshore for any reasonable out-of-pocket costs incurred by Diamond Offshore in connection with such cooperation and (ii) the foregoing cooperation obligations shall be limited to such financing and refinancing that are contingent upon or pursued in connection with the occurrence of the closing.

Other Covenants

The merger agreement contains certain other covenants and agreements, including covenants and agreements relating to, among other matters:

•

confidentiality and access by each party to the merger agreement to certain information about the other party during the period before the earlier of the effective time of the second merger and the termination of the merger agreement;

•	cooperation between Diamond Offshore and Noble in the preparation of this proxy statement/prospectus;

•

Noble using reasonable best efforts to cause the Noble ordinary shares to be issued as part of the merger consideration and the Noble ordinary shares to be issued in connection with Noble’s assumption of the Diamond Offshore equity awards to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time;

•

if any takeover law becomes applicable to the transactions, each of Diamond Offshore, Noble and the members of their respective boards of directors granting such approvals and taking such actions as are reasonably necessary so that the transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise acting to eliminate or minimize the effects of such statute or regulation on the transactions;

•	cooperation between Diamond Offshore and Noble in connection with public announcements;

•

causing any dispositions of Diamond Offshore common stock resulting from the first merger and any acquisitions of Noble ordinary shares resulting from the first merger by each individual who is a director or officer of Diamond Offshore or at the effective time will become a director or officer of Noble to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	cooperation between Diamond Offshore and Noble in the defense or settlement of any stockholder litigation relating to the transactions;

•

not taking or agreeing to take any action that would reasonably be expected to cause Noble to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the transactions;

•

notification to the other parties to the merger agreement (i) of any material notice from any person alleging that consent of such person is or may be required in connection with the transactions, (ii) that any action has been commenced or threatened in writing relating to or involving the parties to the merger agreement or any of their respective subsidiaries that relates to the consummation of the transactions or (iii) the occurrence or existence of any fact, event or circumstance, including any material adverse effect on the relevant company, that is reasonably likely to result in any of the conditions to closing described under the heading “—Conditions to Completion of the Transactions” not being able to be satisfied prior to the end date;

•

cooperation between the parties to the merger agreement to take or cause to be taken all actions necessary, proper or advisable to enable Merger Sub 2, as the surviving entity in the second merger, to delist Diamond Offshore common stock from the NYSE and terminate its registration under the Exchange Act; and

•	additional agreements to take all necessary action to carry out the purposes of the merger agreement.

Representations and Warranties

Diamond Offshore makes various representations and warranties with respect to itself and its significant subsidiaries to Noble, Merger Sub 1 and Merger Sub 2 in the merger agreement that are subject in some cases to exceptions and qualifications. These representations and warranties relate to, among other things:

•	due organization, valid existence and good standing of Diamond Offshore and its significant subsidiaries and corporate power, license and qualification to carry on their respective businesses;

•	capitalization;

•	corporate authorization to enter into the merger agreement and complete the transactions;

•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

•	filings with the SEC and financial statements;

•	internal controls and procedures;

•	absence of undisclosed liabilities;

•	compliance with applicable law and permits;

•	compliance with environmental laws;

•	employee benefit plans;

•	absence of material changes since December 31, 2023;

•	investigations and litigation;

•	accuracy of information provided for inclusion in this proxy statement/prospectus;

•	tax matters;

•	labor matters;

•	intellectual property;

•	real property and personal property;

•	material contracts;

•	insurance policies;

•	government contracts;

•	finders’ or brokers’ fees;

•	opinions of Diamond Offshore’s financial advisors;

•	required vote of Diamond Offshore stockholders to obtain the Diamond Offshore stockholder approval;

•	inapplicability of any takeover law;

•	ownership and maintenance of drilling units; and

•	acknowledgement as to the absence of any other representations and warranties.

Each of Noble, Merger Sub 1 and Merger Sub 2 makes various representations and warranties with respect to itself and, in the case of Noble, with respect to its significant subsidiaries to Diamond Offshore in the merger agreement that are subject in some cases to exceptions and qualifications. These representations and warranties relate to, among other things:

•

due organization, valid existence and good standing of Noble, Merger Sub 1, Merger Sub 2 and Noble’s significant subsidiaries and corporate power, license and qualification to carry on their respective businesses;

•	capitalization;

•	corporate authorization to enter into the merger agreement and complete the transactions;

•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

•	filings with the SEC and financial statements;

•	internal controls and procedures;

•	absence of undisclosed liabilities;

•	compliance with applicable law and permits;

•	compliance with environmental laws;

•	employee benefit plans;

•	absence of material changes since December 31, 2023;

•	investigations and litigation;

•	accuracy of information provided for inclusion in this proxy statement/prospectus;

•	tax matters;

•	labor matters;

•	intellectual property;

•	real property and personal property;

•	material contracts;

•	insurance policies;

•	government contracts;

•	finders’ or brokers’ fees;

•	opinions of Diamond Offshore’s financial advisors;

•	absence of a need to obtain shareholder approval for the issuance by Noble of the equity portion of the merger consideration;

•	required consents of the sole stockholder of Merger Sub 1 and Merger Sub 2

•

absence of arrangements between Noble, Merger Sub 1, Merger Sub 2 or any of their controlled affiliates and any beneficial owner of Diamond Offshore common stock, member of Diamond Offshore management or the Diamond Offshore Board relating to Diamond Offshore securities or operations or the merger agreement;

•	ownership of Diamond Offshore common stock;

•	ownership and operations of Merger Sub 1 and Merger Sub 2;

•	ownership and maintenance of drilling units;

•	availability of funds for the cash portion of the merger consideration; and

•	acknowledgement as to the absence of any other representations and warranties.

The representations and warranties of each of the parties to the merger agreement do not survive the effective time of the second merger or any termination of the merger agreement.

Certain of the representations and warranties made by the parties to the merger agreement are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to Diamond Offshore or Noble, as applicable, any event, change, fact, circumstance, occurrence, development, condition or effect (collectively, “effect”) that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the relevant company and its subsidiaries, taken as a whole. However, none of the following will be deemed in itself or themselves (either alone or in combination) to constitute, and none of the following will be taken into account (either alone or in combination) in determining whether there has been, a material adverse effect with respect to the relevant company:

•	changes in, or other effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates;

•	changes or developments in, or other effects with respect to, the industries in which the relevant company and its subsidiaries operate;

•	any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism);

•	any hurricane, tornado, tsunami, flood, earthquake, mudslide, wild fire, natural disaster, act of God or other comparable event;

•	changes in law or applicable regulations (or the official interpretation thereof) of any governmental entity;

•	changes in GAAP or accounting standards or the interpretation thereof;

•	any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions;

•

any decline in, or other effects with respect to, the market price or change in the trading volume of Diamond Offshore common stock or Noble ordinary shares, as applicable (but, unless subject to another exclusion set forth in this definition of material adverse effect, the underlying cause of any such change or effect may be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect);

•	(A) the negotiation, execution, or delivery of the merger agreement or (B) the public announcement, pendency or consummation of the transactions, including the impact thereof on the relationships,

contractual or otherwise, of the relevant company or any of its subsidiaries with employees, customers, suppliers, distributors, regulators or partners or any litigation relating to the transactions or the merger agreement (but this exclusion will not apply with respect to any representations and warranties of the relevant company specifically addressing the impact of the transactions or the merger agreement on such matters and any conditions related thereto);

•	the identity of the other company or any of its affiliates;

•

compliance with the terms of, or the taking of any action required by, the merger agreement or consented to in writing by the other company, or failure to take any action prohibited by the merger agreement;

•

any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (but, unless subject to another exclusion set forth in this definition of material adverse effect, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect);

•

any action commenced by any shareholder of the relevant company (on its own behalf or on behalf of the relevant company) arising out of or related to the merger agreement or the transactions alleging breach of fiduciary duty or inadequate disclosure in connection with the merger agreement or the transactions; or

•	any action commenced after the date hereof under regulatory laws in relation to the transactions;

provided that, with respect to the first seven bullets listed above, to the extent such effects have an incremental and disproportionate adverse effect on the relevant company and its subsidiaries, taken as a whole, compared to other companies operating in the industries in which the relevant company and its subsidiaries operate, such effects will be taken into account in determining whether there has been a material adverse effect, but only to the extent of such incremental and disproportionate adverse effect. Notwithstanding anything to the contrary above, any uncontrolled blowout with respect to any equipment operated by the relevant company or any of its subsidiaries may be taken into account in determining whether there has been a material adverse effect.

Conditions to Completion of the Transactions

The respective obligations of each party to the merger agreement to effect the mergers and the other transactions at the closing as contemplated by the merger agreement will be subject to the fulfillment (or, to the extent permitted by law, waiver in writing by Noble and Diamond Offshore) at or prior to and as of the effective time of the second merger of the following conditions:

•	adoption by the Diamond Offshore stockholders of the merger agreement;

•

declaration by the SEC under the Securities Act of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and absence of any stop order that is in effect;

•

absence of any order or law, enacted, entered, promulgated, enforced or deemed applicable, by any governmental entity of competent jurisdiction that makes illegal or prohibits the consummation of the transactions or the Noble share issuance (the “no legal restraint condition”);

•

expiration or termination of the waiting period under the HSR Act and approval of the transactions under applicable antitrust law in the jurisdictions set forth in the applicable subsections of the Diamond Offshore disclosure letter and the Noble disclosure letter to the merger agreement (the “antitrust approval condition”); and

•

approval for the listing on the NYSE of the Noble ordinary shares to be issued as merger consideration and reserved for issuance upon the exercise or vesting of any Diamond Offshore equity awards or Noble equity awards, subject to official notice of issuance.

The obligation of Diamond Offshore to effect the mergers and other transactions at the closing as contemplated by the merger agreement is further subject to the fulfillment (or, to the extent permitted by law, waiver in writing by Diamond Offshore) at or prior to and as of the effective time of the second merger of the following conditions:

•

the representations and warranties of Noble, Merger Sub 1 and Merger Sub 2 relating to outstanding capital stock of Noble, except as specified in the merger agreement, being true and correct except for de minimis inaccuracies (as defined below) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the date of the merger agreement and at and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of Noble, Merger Sub 1 and Merger Sub 2 relating to outstanding obligations of Noble or any of its significant subsidiaries to make any payment based on the price or value of any capital stock or other equity interests or voting securities of Noble or any of its significant subsidiaries, corporate power and authority to enter into and deliver the merger agreement, the absence of any breach of any provisions of Noble’s organizational or governing documents arising from the execution, delivery and performance of the merger agreement (solely with respect to Noble), no Noble shareholder vote being required in connection with the transactions and the required votes or consents of Merger Sub 1 and Merger Sub 2 and the availability of funds sufficient to consummate the transactions being true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of Noble, Merger Sub 1 and Merger Sub 2 relating to the absence of a material adverse effect on Noble from January 1, 2024 through the date of the merger agreement being true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the date of the agreement and at and as of the closing date;

•

all other representations and warranties of Noble, Merger Sub 1 and Merger Sub 2 being true and correct (disregarding all qualifications or limitations as to “material,” “materiality” or “material adverse effect”) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the date of the merger agreement and at and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Noble (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “material adverse effect” and similar qualifiers set forth in such representations and warranties will be disregarded) (such conditions set forth in this bullet and the above three bullets, collectively, the “Noble accuracy of representations and warranties condition”);

•

performance and compliance in all material respects of all obligations and with all covenants required to be performed or complied with by Noble, Merger Sub 1 and Merger Sub 2 prior to the effective time of the second merger (the “Noble covenant performance condition”);

•

from the date of the merger agreement, absence of any effect having had and continuing to have or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Noble;

•

receipt of a certificate, dated as of the closing date and signed by an executive officer of Noble, certifying that the conditions set forth in the six bullets listed above in this paragraph have been satisfied; and

•

receipt at least four days prior to the closing date of a certificate (in form and substance reasonably satisfactory to Noble and dated not more than 30 days before the closing date) pursuant to Treasury Regulations Section 1.1445-2(c)(3), stating that Diamond Offshore is not, and has not been during the applicable period specified in Section 897(c) of the Code, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code), provided that if Diamond Offshore fails to deliver this certificate, Noble will still be obligated to effect the mergers and other transactions but will be entitled to deduct and withhold from any amounts otherwise payable to the holders of Diamond Offshore warrants pursuant to the provisions described under the heading “—Conversion of Diamond Offshore Warrants” to the extent such deduction and withholding is required by applicable law.

The obligations of Noble, Merger Sub 1 and Merger Sub 2 to effect the mergers and other transactions at the closing as contemplated by the merger agreement are further subject to the fulfillment (or, to the extent permitted by law, waiver in writing by Noble) at or prior to and as of the effective time of the second merger of the following conditions:

•

the representations and warranties of Diamond Offshore relating to the authorized and outstanding capital stock of Diamond Offshore, except as specified in the merger agreement, being true and correct except for de minimis inaccuracies at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the date of the merger agreement and at and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of Diamond Offshore relating to corporate power and authority to enter into and deliver the merger agreement, the absence of any breach of any provisions of Diamond Offshore’s organizational or governing documents arising from the execution, delivery and performance of the merger agreement (solely with respect to Diamond Offshore), finders or brokers and the Diamond Offshore stockholder approval being true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of Diamond Offshore the absence of a material adverse effect on Diamond Offshore from January 1, 2024 through the date of the merger agreement being true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the date of the merger agreement and at and as of the closing date;

•

all other representations and warranties of Diamond Offshore being true and correct (disregarding all qualifications or limitations as to “material,” “materiality” or “material adverse effect”) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the date of the merger agreement and at and as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Diamond Offshore (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “material adverse effect” and similar qualifiers set forth in such representations and warranties shall be disregarded) (such conditions described in this bullet and the first three bullets above, collectively, the “Diamond Offshore accuracy of representations and warranties condition”);

•

performance and compliance in all material respects of all obligations and with all covenants required to be performed or complied with by Diamond Offshore at or prior to the effective time of the second merger (the “Diamond Offshore performance of covenants condition”);

•

from the date of the merger agreement, absence of any effect having had or continuing to have or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Diamond Offshore; and

•

receipt of a certificate, dated as of the closing date and signed by an executive officer of Diamond Offshore, certifying that the conditions set forth in the six bullets listed above in this paragraph have been satisfied.

For purposes of the merger agreement, “de minimis inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of Diamond Offshore or Noble, as the case may be.

Termination of the Merger Agreement

Termination Rights of Diamond Offshore and Noble

The merger agreement may be terminated and abandoned at any time prior to the effective time of the second merger, whether before or after the Diamond Offshore stockholder approval has been obtained:

•	by the mutual written consent of Diamond Offshore and Noble;

•	by either Diamond Offshore or Noble:

•

if (A) the effective time of the second merger has not occurred on or before June 9, 2025, except that if (x) the effective time of the second merger has not occurred by such date by reason of nonsatisfaction of the no legal restraint condition or the regulatory approval condition or due to an agreement with a governmental entity and (y) all other conditions described under the heading “—Conditions to Completion of the Transactions” beginning on page 144 have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied at the closing) or (to the extent permitted by law) waived, the end date will be December 9, 2025, except that if (1) the effective time of the second merger has not occurred by such date by reason of nonsatisfaction of the no legal restraint condition or the regulatory approval condition or due to an agreement with a governmental entity and (2) all other conditions described under the heading “—Conditions to Completion of the Transactions” beginning on page 144 have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied at the closing) or (to the extent permitted by law) waived, the end date will be June 9, 2026 and (B) the party seeking to terminate the merger agreement pursuant the provisions of the merger agreement described in this sub-bullet has not breached its obligations under the merger agreement in any manner that has been the primary cause of the failure to consummate the transactions on or before such date (the “end date termination trigger”);

•

if any court of competent jurisdiction or any other governmental entity of competent jurisdiction has issued or entered an order or any law permanently enjoining or otherwise prohibiting the consummation of the transactions and such order or law has become final and non-appealable; provided that the party seeking to terminate the merger agreement pursuant to the provisions of the merger agreement described in this sub-bullet has used such efforts as required by the provisions of the merger agreement described under the heading “—Regulatory Efforts” beginning on page 136 to prevent, oppose and remove such injunction; or

•

if the special meeting (including any adjournments or postponements thereof) has concluded and the Diamond Offshore stockholder approval has not been obtained (the “failure to obtain Diamond Offshore stockholder approval termination trigger”);

•	by Diamond Offshore:

•

if Noble has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in the Noble accuracy of representations and warranties condition or the Noble performance of covenants condition or failure of the closing to occur and (B) cannot be cured by the end date or, if curable, is not cured (1) within 15 days following Diamond Offshore’s delivery of written notice to Noble of such breach (which notice will specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Diamond Offshore delivers the notice described in the foregoing subclause (1) and the day prior to the end date; provided that Diamond Offshore is not then in material breach of any representation, warranty, agreement or covenant contained in the merger agreement; or

•

in accordance with the provisions of the merger agreement described under the heading “—No Solicitation” beginning on page 131, at any time prior to the receipt of the Diamond Offshore stockholder approval, if (A) the Diamond Offshore Board has authorized Diamond Offshore to enter into an alternative acquisition agreement with respect to a superior proposal, (B) prior to or concurrently with such termination, Diamond Offshore will have paid (or cause to be paid) the termination fee to Noble pursuant to the provisions of the merger agreement described under the heading “—Termination Fees” beginning on page 148 and (C) concurrently with the termination of the merger agreement, Diamond Offshore enters into an alternative acquisition agreement with respect to the superior proposal referred to in clause (A) (the “superior proposal termination trigger”); and

•	by Noble:

•	at any time prior to the receipt of the Diamond Offshore stockholder approval, in the event of a change of recommendation (the “change of recommendation termination trigger”); or

•

if Diamond Offshore has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Diamond Offshore accuracy of representations and warranties condition or Diamond Offshore performance of covenants conditions or failure of the closing to occur and (B) cannot be cured by the end date or, if curable, is not cured (1) within 15 days following Noble’s delivery of written notice to Diamond Offshore of such breach (which notice will specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Noble delivers the notice described in the foregoing subclause (1) and the day prior to the end date; provided that Noble is not then in material breach of any representation, warranty, agreement or covenant contained in the merger agreement (the “Diamond Offshore breach of representations and warranties or covenants trigger”).

Any party terminating the merger agreement pursuant to the provisions in the merger agreement described above will give written notice of such termination to the other party in accordance with the merger agreement specifying the provision or provisions of the merger agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of the merger agreement pursuant to the provisions described above, the merger agreement will forthwith become null and void and there will be no liability or obligation on the part of the parties or their respective subsidiaries or affiliates. Notwithstanding the foregoing: (a) no such termination will relieve Diamond Offshore of its obligation to pay the termination fee or no vote termination fee, as applicable, if, as and when required pursuant to the provisions in the merger agreement described below; (b) no such termination will relieve any party for liability for such party’s willful and material breach of the merger agreement or for fraud; and (c) (i) the confidentiality agreement (in accordance with its terms), and (ii) other provisions specified in the merger agreement, will survive the termination of the merger agreement.

Termination Fees

In the event that:

•

(1) The merger agreement has been terminated pursuant to (x) the end date termination trigger, (y) the failure to obtain Diamond Offshore stockholder approval trigger or (z) the Diamond Offshore breach of representations and warranties or covenants trigger, (2) Diamond Offshore or any other person has publicly disclosed or announced an alternative proposal made on or after the date of the merger agreement but prior to the earlier of (x) the special meeting and (y) the termination of the merger agreement in the circumstances set forth in clause (1) above and (3) within 12 months of such termination, any transaction constituting any alternative proposal is consummated or an agreement providing for any alternative proposal is executed; provided, that, for purposes of the provisions of the merger agreement described in this bullet, the references to “20% or more” in the definition of “alternative proposal” will be deemed to be references to “50% or more”;

•	Diamond Offshore has terminated the merger agreement pursuant to the superior proposal termination trigger;

•	Noble has terminated the merger agreement pursuant to the change of recommendation trigger; or

•	Diamond Offshore or Noble has terminated the merger agreement pursuant to the failure to obtain Diamond Offshore stockholder approval trigger;

then, Diamond Offshore will, (A) in the case of the first bullet in this section titled “—Termination Fees,” upon the earlier of (x) the execution of an agreement providing for any alternative proposal and (y) the consummation of any alternative proposal, pay (or cause to be paid) Noble (or one or more of its designees) the termination fee; (B) in the case of the second bullet in this section titled “—Termination Fees,” concurrently with, and as a condition to the effectiveness of such termination, pay (or cause to be paid) Noble (or one or more of its designees) the termination fee; (C) in the case of the third bullet in this section titled “—Termination Fees,” within two business days of such termination, pay (or cause to be paid) Noble (or one or more of its designees) the termination fee; and (D) in the case of fourth bullet under the heading “—Termination Fees,” within two business days of such termination, pay (or cause to be paid) Noble (or one or more of its designees) the no vote termination fee; in each case by wire transfer of immediately available funds to one or more accounts designated by Noble; it being understood that in no event will Diamond Offshore be required to pay the termination fee or the no vote termination fee on more than one occasion and, in the event that the termination fee becomes payable to Noble following payment of the no vote termination fee, the amount of the no vote termination fee actually paid will be credited against the termination fee. Following receipt by Noble (or one or more of its designees) of the termination fee or the no vote termination fee in accordance with the provisions of the merger agreement described in this section titled “—Termination Fees,” Diamond Offshore will have no further liability with respect to the merger agreement or the transactions to Noble or its subsidiaries or affiliates or any other person, other than in respect of willful and material breach of the merger agreement or fraud or, to the extent the termination fee becomes payable to Noble following payment of the no vote termination fee, any obligation to pay (or cause to be paid) an amount equal to the termination fee less the no vote termination fee.

If the Diamond Offshore fails to timely pay an amount due pursuant to the provisions of the merger agreement described in this section titled “—Termination Fees,” Diamond Offshore will pay Noble interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus 3% per annum through the date such payment is actually received.

Expenses

Except as described under the heading “—Termination of the Merger Agreement—Termination Fees” beginning on page 148, whether or not the transactions are consummated, all costs and expenses incurred in connection with the merger agreement and the transactions will be paid by the party to the merger agreement incurring or required to incur such expenses, except that (x) expenses incurred in connection with the printing, filing and mailing of this proxy statement/prospectus (including applicable SEC filing fees) will be borne by Noble and (y) all fees paid in respect of any regulatory filing will be borne by Noble.

Amendments; Waivers

At any time prior to the effective time of the second merger, any provision of the merger agreement (including its exhibits), the Diamond Offshore disclosure letter or the Noble disclosure letter to the merger agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties to the merger agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. If, after receipt of the Diamond Offshore stockholder approval, any such amendment or waiver will by applicable law or in accordance with the rules and regulations of any applicable stock exchange requires further approval of the Diamond Offshore stockholders, the effectiveness of such amendment or waiver will be subject to the approval of the Diamond Offshore stockholders. No failure or delay by Diamond Offshore or Noble in exercising any right under the merger agreement will operate as a waiver of such right nor will any single or partial exercise of such right preclude any other or further exercise of any other right under the merger agreement.

Governing Law; Jurisdiction; Waiver of Jury Trial

The merger agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to the merger agreement or the negotiation, execution or performance of the merger agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with the merger agreement) will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. However, the interpretation of the duties of the Noble Board will be governed by, and construed in accordance with, the laws of England and Wales.

In addition, each of the parties to the merger agreement has irrevocably agreed that any legal action or proceeding with respect to the merger agreement and the rights and obligations arising thereunder, or for recognition and enforcement of any judgment in respect of the merger agreement and the rights and obligations arising thereunder brought by the other party to the merger agreement or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to the merger agreement has irrevocably submitted with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to the merger agreement or any of the transactions in any court other than the aforesaid courts. Each of the parties to the merger agreement has irrevocably waived, and agreed not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to the merger agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with the jurisdiction provisions set forth in the merger agreement, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) the merger agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to the merger agreement has agreed that service of process upon such party in any such action or proceeding will be effective if such process is given as a notice in accordance with the notice provisions set forth in the merger agreement or in any other manner permitted by applicable law.

Each party to the merger agreement has irrevocably waived any and all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to the merger agreement or the transactions.

Specific Enforcement

The parties to the merger agreement have agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached. Each party to the merger agreement has agreed that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in the merger agreement, the non-breaching party will be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party to the merger agreement has acknowledged and agreed that (A) each party is entitled to specifically enforce the terms and provisions of the merger agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate for the harm that would result from a breach of the merger agreement and (2) will not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions and without that right, neither Diamond Offshore nor Noble would have entered into the merger agreement.

Each party to the merger agreement has further agreed that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided in the merger agreement on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other person will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in the provisions of the merger agreement relating to specific enforcement, and each party to the merger agreement has irrevocably waived any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Third-Party Beneficiaries

The merger agreement does not confer any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement to any person other than the parties to the merger agreement and their permitted assigns, except:

•

as specifically provided in the provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Diamond Offshore described under the section titled “—Covenants and Agreements—Indemnification and Insurance” (which will be for the benefit of the Diamond Offshore indemnified parties from and after the effective time of the second merger); and

•

the provisions of the merger agreement relating to the effects of the mergers described above under the heading “—Merger Consideration—Effects of the Mergers” with respect to holders of Diamond Offshore common stock and Noble ordinary shares (which, from and after the effective time of the second merger, will be for the benefit of holders of Diamond Offshore common stock and Noble ordinary shares as of the effective time of the second merger).

INFORMATION ABOUT THE COMPANIES

Diamond Offshore

Diamond Offshore provides contract drilling services to the energy industry around the globe with a fleet of 12 floater rigs (four owned drillships, seven owned semisubmersibles and one managed rig). Diamond Offshore drills in the waters offshore the Gulf of Mexico, Canada, South America, Australia and Southeast Asia, Europe, East and West Africa and the Mediterranean. Diamond Offshore offers comprehensive drilling services to the global energy industry.

Diamond Offshore is incorporated in Delaware. Its principal executive offices are located at 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, and its telephone number is (281) 492-5300. Diamond Offshore’s website address is www.diamondoffshore.com. Information contained on Diamond Offshore’s website does not constitute part of this proxy statement/prospectus. Shares of Diamond Offshore common stock are publicly traded on the NYSE, under the ticker symbol “DO.” Additional information about Diamond Offshore is included in documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204.

Noble

Noble is an offshore drilling contractor for the oil and gas industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Noble performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide.

Noble is incorporated in England and Wales. Its principal executive offices are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, and its telephone number is (281) 276-6100. Noble’s website address is www.noblecorp.com. Information contained on Noble’s website does not constitute part of this proxy statement/prospectus. Noble ordinary shares are listed and trade on the NYSE and the Nasdaq Copenhagen under the ticker symbols “NE” and “NOBLE,” respectively. Additional information about Noble is included in documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 204.

Merger Sub 1

Merger Sub 1, an indirect wholly owned subsidiary of Noble, is a Delaware corporation incorporated on June 7, 2024 for the purpose of effecting the first merger. Merger Sub 1 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the transactions. The principal executive offices of Merger Sub 1 are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Merger Sub 2

Merger Sub 2, an indirect wholly owned subsidiary of Noble, is a Delaware corporation incorporated on June 7, 2024 for the purpose of effecting the second merger. Merger Sub 2 has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the transactions. The principal executive offices of Merger Sub 2 are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

SPECIAL MEETING OF DIAMOND OFFSHORE STOCKHOLDERS

This proxy statement/prospectus is being provided to the Diamond Offshore stockholders as part of a solicitation of proxies by the Diamond Offshore Board for use at the special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Diamond Offshore stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held in [—], on [—], 2024, at [—] a.m., Central Time.

You will be able to attend the special meeting in person and vote your shares at the meeting.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote on:

•	the merger agreement proposal;

•	the advisory compensation proposal; and

•	the approval of the adjournment proposal.

Diamond Offshore will transact no other business at the special meeting.

Recommendation of the Diamond Offshore Board

The Diamond Offshore unanimously recommends that Diamond Offshore stockholders vote:

•	“FOR” the merger agreement proposal;

•	“FOR” the advisory compensation proposal; and

•	“FOR” the adjournment proposal.

For additional information on the recommendation of the Diamond Offshore Board, see the section titled “Diamond Offshore Proposals” and “The Transactions—Recommendation of the Diamond Offshore Board and Its Reasons for the Transactions” beginning on pages 159 and 65, respectively.

Record Date and Outstanding Shares of Diamond Offshore Common Stock

Only holders of record of issued and outstanding shares of Diamond Offshore common stock as of the close of business on [—], 2024, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

As of the close of business on the record date, there were [—] shares of Diamond Offshore common stock issued and outstanding and entitled to vote at the special meeting. You may cast one vote for each share of Diamond Offshore common stock that you held as of the close of business on the record date.

A complete list of Diamond Offshore stockholders entitled to vote at the special meeting will be available for inspection at 757 N. Eldridge Parkway, Houston, Texas 77079 during regular business hours for a period of at least 10 days prior to the special meeting. If you would like to inspect the list of Diamond Offshore stockholders of record, please call the Diamond Offshore Investor Relations department at (281) 492-5300 to schedule an appointment or request access. A certified list of eligible Diamond Offshore stockholders will be available for inspection during the special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of Diamond Offshore stockholders is necessary to hold a valid meeting. The presence at the special meeting, in person or by proxy, of the holders of issued and outstanding shares of Diamond Offshore common stock representing a majority in voting power and entitled to vote at the meeting constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “ABSTAIN” in respect of the proposal, your shares of Diamond Offshore common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the special meeting.

Diamond Offshore common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and Diamond Offshore common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the Diamond Offshore special meeting for the purpose of determining the presence of a quorum.

A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner of the shares. Under the current rules of the NYSE, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals to be considered at the special meeting. Because the only proposals for consideration at the special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the special meeting. However, if there are any broker non-votes, the shares will not be considered present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Diamond Offshore Board.

Required Votes

Approval of the merger agreement proposal requires the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote (whether in attendance at the special meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

Approval of the advisory compensation proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote on the proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the advisory compensation proposal (assuming a quorum is present). Broker non-votes will have no effect on the outcome of the vote.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote on the proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the adjournment proposal (assuming a quorum is present). Broker non-votes will have no effect on the outcome of the vote.

The merger agreement proposal, the advisory compensation proposal and the adjournment proposal are described in the section entitled “Diamond Offshore Proposals” beginning on page 159.

Methods of Voting

Diamond Offshore Stockholders of Record: Shares Registered in Your Name

If you are a Diamond Offshore stockholder of record, there are several ways for you to vote your shares of Diamond Offshore common stock. Whether or not you plan to attend the special meeting, we urge you to vote using the enclosed proxy card prior to the special meeting to ensure that your vote is counted.

•

Via the Internet: You may vote at the website listed on the enclosed proxy card 24 hours a day, seven days a week until 11:59 p.m. Eastern Time on [—]. Have your enclosed proxy card available when you access the website and use the Control Number shown on your proxy card.

•

By telephone: You may vote using a touch-tone telephone by calling the toll-free number listed on the enclosed proxy card 24 hours a day, seven days a week until 11:59 p.m. Eastern Time on [—]. Have your enclosed proxy card available when you call and use the Control Number shown on your proxy card.

•

By mail: You may vote using your enclosed proxy card by completing, signing, dating, and returning the proxy card in the self-addressed, postage-paid envelope provided. If you properly complete your enclosed proxy card and send it to us in time to vote, your proxy (one of the individuals named on your proxy card) will vote your shares of Diamond Offshore common stock as you have directed.

•	In person: You may vote in person during the special meeting.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Agent

If you are a beneficial owner of shares of Diamond Offshore common stock registered in the name of your broker, bank or other agent, you should have received a voting instruction forms from that organization rather than directly from us. Please check with your bank, broker or other agent and follow the voting instructions they provide to vote your shares of Diamond Offshore common stock. Generally, you will have three options for returning your proxy.

•

By the method listed on your voting instruction form: Please refer to your voting instruction form or other information provided by your broker, bank or other agent to determine whether you may vote by telephone or electronically on the Internet and follow the instructions provided therein. Many banks and brokerage firms offer Internet and telephone voting. If your bank, broker or other agent does not offer Internet or telephone voting, please follow the other voting instructions they provide to vote your shares of Diamond Offshore common stock.

•	By mail: You may vote by completing, signing, dating and returning your voting instruction form in the pre-addressed, postage-paid envelope provided by your broker, bank or other agent.

•

In person: To vote during the special meeting, you will be required to obtain and submit a valid legal proxy in your name from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with the proxy materials or contact your broker, bank or other agent to request the legal proxy form authorizing you to vote the shares of Diamond Offshore common stock.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Diamond Offshore common stock, you may contact Innisfree, Diamond Offshore’s proxy solicitor, at (877) 750-9497 (TOLL-FREE from the United States and Canada) or +1 (412) 232-3651 (from other locations), or banks and brokers can call collect at (212) 750-5833.

Revocability of Proxies

If you are a stockholder of record of Diamond Offshore, whether you submit your proxy by the Internet or mail, you can change or revoke your proxy before it is exercised at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	submit a new proxy by the Internet or by telephone at a later time;

•	give written notice before the meeting to David L. Roland, Corporate Secretary, Diamond Offshore, 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079; or

•

attend and vote at the special meeting in person. Please note that your attendance at the special meeting will not alone serve to revoke your proxy. Instead, you must attend the special meeting and vote your shares.

If you are a beneficial owner of Diamond Offshore common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of the Diamond Offshore Board. In addition to solicitation by mail, Diamond Offshore’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Diamond Offshore has retained Innisfree to assist in the solicitation process. Diamond Offshore estimates it will pay Innisfree a base fee of approximately $50,000, in addition to the reimbursement of certain costs and expenses, for these services. Diamond Offshore also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Diamond Offshore will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Diamond Offshore common stock held of record by such nominee holders. Diamond Offshore will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Adjournment

Whether or not a quorum is present, the chairperson of the meeting may adjourn the meeting from time to time, without notice other than by announcement at the meeting, to another date, place, if any. Even if a quorum is present, the special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement if sufficient votes are cast in favor of the adjournment proposal. If the adjournment is for more than 30 days or if after the adjournment, a new record date is fixed for the adjourned meeting, Diamond Offshore will provide a notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting.

The merger agreement provides that Diamond Offshore shall be entitled to one or more, but no more than three, adjournments or postponements of the special meeting if it determines (in consultation with Noble) it is reasonably advisable to do so to obtain a quorum or to obtain the requisite votes to obtain the approval of the merger agreement proposal. However, unless Noble provides its prior written consent, the special meeting will not be adjourned or postponed to a date that is more than 10 business days after the date for which the special meeting was previously scheduled.

If a sufficient number of shares of Diamond Offshore common stock is present in person or represented by proxy and vote in favor of the merger agreement proposal at the special meeting such that the merger agreement proposal is approved, Diamond Offshore does not anticipate that it will adjourn or postpone the special meeting.

Appraisal Rights

Record holders and beneficial owners of Diamond Offshore common stock who comply with the procedures set forth in Section 262 of the DGCL will be entitled to appraisal rights if the first merger is completed. Under

Section 262 of the DGCL, record holders and beneficial owners of shares of Diamond Offshore common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled to have such shares of Diamond Offshore common stock appraised by the Delaware Court of Chancery. Shares of Diamond Offshore common stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, but instead will be canceled and represent the right to receive, in lieu of the merger consideration, a cash payment that is equal to the fair value of their shares of Diamond Offshore common stock at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the first merger), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL. The fair value of such shares of Diamond Offshore common stock could be more than, less than, or equal to the merger consideration. Diamond Offshore is required to send a notice to that effect to each record holder, as of the record date, of Diamond Offshore common stock not less than 20 days prior to the special meeting and include in the notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Diamond Offshore’s notice to the record holders of Diamond Offshore common stock that appraisal rights are available in connection with the first merger, and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. YOU ARE STRONGLY ENCOURAGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS. For more information regarding Diamond Offshore stockholders’ appraisal rights, see the section titled “The Transactions—Appraisal Rights” beginning on page 105.

Other Information

The matters to be considered at the special meeting are of great importance to the Diamond Offshore stockholders. Accordingly, you are urged to read and carefully consider the information contained in, attached to or incorporated by reference into this proxy statement/prospectus and submit your proxy by the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Diamond Offshore stockholders may call: (877) 750-9497 (TOLL-FREE from the United States and Canada)

or +1 (412) 232-3651 (from other locations)

Banks and brokers may call collect: (212) 750-5833

Vote of Diamond Offshore’s Directors and Executive Officers

As of the close of business on [—], 2024, the last practicable date prior to the date of this proxy statement/prospectus, Diamond Offshore directors and executive officers, as a group, owned and were entitled to vote [—] shares of Diamond Offshore common stock, or approximately [—]% of the total outstanding shares of Diamond Offshore common stock, based on [—] shares of Diamond Offshore common stock outstanding on that date. For more information regarding the security ownership of Diamond Offshore directors and executive officers, please see the section titled “The Transactions—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Diamond Offshore” beginning on page 102.

Diamond Offshore currently expects that all of its directors and executive officers will vote their shares “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Attending the Special Meeting

You are entitled to attend the special meeting only if (i) you were a stockholder of record of Diamond Offshore at the close of business on the record date, (ii) you hold a valid proxy for the special meeting or (iii) you held your shares of Diamond Offshore beneficially in the name of a broker, bank or other nominee as of the record date and you hold a valid proxy from the record holder thereof for the special meeting.

If you were a stockholder of record of Diamond Offshore at the close of business on the record date and wish to attend the special meeting in person, you should be prepared to present government-issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the special meeting.

If a broker, bank or other nominee is the record owner of your shares of Diamond Offshore common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

Results of the Special Meeting

Within four business days following the special meeting, Diamond Offshore intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Diamond Offshore will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

DIAMOND OFFSHORE STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT PROPOSAL, THE ADVISORY COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL.

DIAMOND OFFSHORE PROPOSALS

Merger Agreement Proposal

In the merger agreement proposal, Diamond Offshore is asking its stockholders to adopt the merger agreement.

It is a condition to completion of the first merger that Diamond Offshore stockholders approve the merger agreement proposal. At the effective time, each share of Diamond Offshore common stock issued and outstanding immediately prior to the effective time (other than any shares of Diamond Offshore common stock (x) owned by Diamond Offshore, Merger Sub 1, Merger Sub 2 or Noble or (y) for which holders have demanded their rights to be paid the fair value of such share of Diamond Offshore common stock in accordance with Section 262 of the DGCL), will be converted into the right to receive the following: (i) $5.65 in cash, without interest, payable to the holder of each share of Diamond Offshore common stock; (ii) 0.2316 of Noble ordinary shares; and (iii) any cash in lieu of fractional Noble ordinary shares to be paid pursuant to the merger agreement, as further described in the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Merger Consideration—Appraisal Rights”, each beginning on page 121.

The approval by the Diamond Offshore stockholders of this proposal is required by the DGCL and is a condition to the consummation of the first merger.

Approval of the merger agreement proposal requires the affirmative vote of holders of a majority of the outstanding shares of Diamond Offshore common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote (whether in attendance at the meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement proposal.

The Diamond Offshore Board unanimously recommends a vote “FOR” the merger agreement proposal.

Non-Binding Advisory Compensation Proposal

Diamond Offshore is also asking its stockholders to approve the advisory compensation proposal.

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Diamond Offshore is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Diamond Offshore’s named executive officers that is based on or otherwise relates to the transactions, as described in the section entitled “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions” beginning on page 97. Accordingly, Diamond Offshore stockholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon Diamond Offshore or the Diamond Offshore Board or Noble or the Noble Board, and approval of this proposal is not a condition to completion of the transactions and is a vote separate and apart from the merger agreement proposal. Accordingly, you may vote to approve the merger agreement proposal and vote not to approve the advisory compensation proposal and vice versa. Because the executive compensation to be paid in connection with the transactions is based on the terms of the merger agreement as well as the contractual arrangements with Diamond Offshore’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, only if the merger agreement proposal is approved (subject only to the contractual conditions applicable thereto). However, Diamond Offshore and Noble value the opinions of Diamond Offshore stockholders and Noble expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the transactions are completed. Accordingly, holders of shares of Diamond Offshore common stock are being asked to vote on the following resolution:

RESOLVED, that the stockholders of Diamond Offshore Drilling, Inc. approve, on an advisory, non-binding basis, the compensation that may be paid or become payable to the named executive officers of Diamond Offshore Drilling, Inc. that is based on or otherwise relates to the transactions, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Transactions—Interests of Directors and Executive Officers of Diamond Offshore in the Transactions,” in the proxy statement/prospectus of Diamond Offshore Drilling, Inc. with respect to the special meeting of stockholders to be held on [—], 2024.

Approval of the advisory compensation proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote on the proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the advisory compensation proposal (assuming a quorum is present). Broker non-votes will have no effect on the outcome of the vote.

The Diamond Offshore Board unanimously recommends a vote “FOR” the advisory compensation proposal.

The Adjournment Proposal

In the adjournment proposal, Diamond Offshore is asking its stockholders to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

If Diamond Offshore stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Diamond Offshore could adjourn the special meeting and use the additional time to solicit additional proxies, including soliciting proxies from Diamond Offshore stockholders who have previously voted. Diamond Offshore does not intend to call a vote on the adjournment proposal if the merger agreement proposal is approved at the special meeting.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) by the holders of shares present and entitled to vote on the proposal. An abstention will be counted for purposes of determining whether a quorum is present at the special meeting but not as a vote cast. If a Diamond Offshore stockholder votes to abstain or is not present at the special meeting and does not respond by proxy, it will have no effect on the vote for the advisory compensation proposal (assuming a quorum is present). Broker non-votes will have no effect on the outcome of the vote.

However, regardless of the results of voting for the adjournment proposal, under the Diamond Offshore bylaws, the chairman of the special meeting may adjourn the special meeting at his or her discretion, subject to the rules and regulations adopted by the Diamond Offshore Board.

The Diamond Offshore Board unanimously recommends a vote “FOR” the adjournment proposal.

DESCRIPTION OF NOBLE’S SHARE CAPITAL

As a result of the transactions, Diamond Offshore stockholders will become shareholders of Noble. The rights of former Diamond Offshore stockholders following the consummation of the transactions will be governed by Noble’s articles, as well as English law, including the Companies Act of 2006 of the United Kingdom, as amended from time to time (the “Companies Act”). The following is a summary of the material terms of the Noble ordinary shares as set forth in Noble’s articles, the tranche 1 warrant agreement, dated as of September 30, 2022, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A. (the “tranche 1 warrant agreement”) and the tranche 2 warrant agreement, dated as of September 30, 2022, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A. (the “tranche 2 warrant agreement” and, together with the tranche 1 warrant agreement, the “warrant agreements”) and the material provisions of English law. This description is qualified in its entirety by reference to Noble’s articles, dated May 5, 2022 (which were filed as exhibit 3.1 to Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 23, 2024 (“Noble’s Annual Report”) and is included as Exhibit 3.1 to this proxy statement/prospectus) and the warrant agreements (which were filed as exhibits 10.16 and 10.17 to Noble’s Annual Report). For a summary of the differences between your current rights as a Diamond Offshore stockholder and your rights as a Noble shareholder following the effective time, see the section titled “Comparison of Rights of Shareholders of Noble and Stockholders of Diamond Offshore” beginning on page 171.

Ordinary shares

Authorized Share Capital

Noble’s authorized share capital consists of A ordinary shares denominated in U.S. dollars with a nominal value of $0.00001 per share.

Noble ordinary shares shall be issued with voting rights attached to them and each Noble ordinary share shall rank equally with all other shares in the capital of Noble that have voting rights for voting purposes. Each Noble ordinary share shall rank equally with all other shares in the capital of Noble for any dividend declared and for any distribution made on a winding up of Noble.

Under Noble’s articles, and as permitted by the Companies Act, Noble does not have a maximum number of shares authorized for issuance.

Dividends

Under the Companies Act, Noble is permitted to declare dividends and make distributions only out of distributable profits.

Under Noble’s articles, the Noble Board may from time to time recommend, and Noble may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Companies Act and Noble’s articles. Except as otherwise provided by the rights attached to shares of Noble, all shares of Noble will carry a pro rata entitlement to the receipt of dividends, and no dividend or other monies payable by Noble in respect of a share in Noble shall bear interest against Noble, unless otherwise provided by the rights attached to the share. Dividends may be declared and paid in any currency or currencies that the Noble Board may determine, using an exchange rate selected by the Noble Board for any currency conversions required.

Shareholder Rights

Voting Rights

Under Noble’s articles, all resolutions at an annual general meeting or other general meeting will be decided on a poll. On a poll each shareholder who is present, in person or by proxy, at the general meeting, is entitled to one vote for every Noble ordinary share held by such shareholder in the name of that shareholder on record at the relevant record date.

Under the Companies Act, an ordinary resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by a simple majority of the voting rights represented in person or by proxy at the meeting. Matters requiring an ordinary resolution of the shareholders under the Companies Act include the following:

•	approval of directors’ long-term service contracts, substantial property transactions with or without loans to directors;

•	ratification of acts by directors;

•	the approval of the directors’ remuneration report and remuneration policy;

•	a subdivision or consolidation of share capital;

•	a redenomination of share capital; and

•	authorization of off-market share purchases.

Under the Companies Act, a special resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by not less than 75% of the voting rights represented in person or by proxy at the meeting. Matters requiring a special resolution under the Companies Act include the following:

•	altering a company’s articles of association;

•	re-registration of a company from public to private or from private to public;

•	changing the name of a company (unless otherwise provided for in the company’s articles of association);

•	varying the class rights of shares, unless otherwise provided for in the articles of association;

•	reducing share capital;

•	implementing a scheme of arrangement; and

•	commencing or terminating a member’s voluntary winding up.

Dissolution; Liquidation Rights

Noble may be dissolved and wound up at any time by way of a member’s voluntary winding up, a creditors’ voluntary winding up, or a compulsory winding up. Generally, a member’s voluntary winding up occurs when the company is solvent and a creditors’ voluntary winding up occurs when it is insolvent. Both processes are initiated by the company passing a special resolution. A liquidator (a qualified insolvency practitioner) needs to be appointed for a creditors’ voluntary winding up. Upon dissolution, after satisfaction of the claims of creditors, the assets of Noble would be distributed to shareholders in accordance with their respective interests.

Preemptive Rights

The Companies Act grants preemptive rights on the issue of ordinary shares. Consequently, the Noble Board, save in limited circumstances, can only issue shares if they are first offered to existing ordinary shareholders in proportion to their existing holdings, unless a special resolution has been passed to grant them authority to issue shares on a non-preemptive basis. By special resolution on September 29, 2022, and as permitted by English law, Noble opted to exclude preemptive rights for a period of five years with respect to the allotment of 27,017,235 ordinary shares. Shareholder approval is necessary no less frequently than every five years to renew this authorization.

Share Repurchases, Redemptions and Conversions

Subject to the Companies Act and to any pre-emptive rights shareholders may have, Noble may repurchase any of its own shares (including any redeemable shares, if the Noble Board should decide to issue any) by way of “off market purchases” with the prior approval of an ordinary shareholder resolution. Such approval may be for a specific repurchase or constitute a general authority lasting for up to five years from the date of the resolution, and renewal of such approval for additional five year terms may be sought more frequently. However, shares may only be repurchased out of distributable reserves or, subject to certain exceptions, the proceeds of a fresh issue of shares made for that purpose. Noble authorized the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period beginning on September 28, 2022 (subject to an overall aggregate maximum number of 20,601,161 Noble ordinary shares).

Under the Companies Act, Noble may issue shares which will or can be redeemed by Noble or by the holder of such redeemable shares. The Noble ordinary shares are not subject to any redemption or exchange provisions.

Under the Companies Act, following the redemption or repurchase of shares, Noble may hold the shares in treasury (and subsequently cancel them, sell them, or transfer them for the purpose of or under an employees’ share scheme) to the extent it is authorized to do so by an ordinary resolution of the shareholders. There must at all times be sufficient shares in Noble outstanding that are not held in treasury to satisfy the minimum share capital requirements under the Companies Act.

Consolidation and Division; Subdivision

Under the Companies Act, Noble may, by ordinary resolution of the shareholders, consolidate all or any of its share capital into shares of a larger amount than its existing shares, or subdivide all or any of its existing shares into shares of a smaller amount than its existing shares.

Reduction of Share Capital

Under the Companies Act, Noble may reduce its capital only by way of a court approved procedure, preceded by the approval of a majority of three-quarters of its shareholders.

General Meetings

General Meetings of Shareholders

Noble must hold its annual general meeting in each period of six months beginning with the day following its accounting reference date (which is its accounting year end of December 31). Under English law and Noble’s articles, an annual general meeting must be called by at least 21 clear days’ notice. Shareholders must be notified of all general meetings at least 21 clear days prior to the meeting. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. “Clear days” means calendar days and excludes (i) the date on which a notice is given or a request received; and (ii) the date of the meeting itself. The notice of the annual general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with, and must state whether the meeting is a physical meeting or a hybrid meeting.

Calling General Meetings of Shareholders

Noble’s articles provide that general meetings of shareholders may be called on the order of the Noble Board. Under the Companies Act, one or more shareholders representing at least 5% of the paid-up share capital of Noble carrying voting rights at general meetings have the right to requisition the holding of an extraordinary general meeting.

Quorum for Meetings of Shareholders

Under Noble’s articles, except as otherwise provided by law, a quorum shall be members who, present in person (which, in the case of a corporate member shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the members entitled to vote in relation to the meeting. Certain specified matters require a quorum of two-thirds of the total voting rights, being (i) the adoption of a resolution to remove a serving board member; and (ii) amendments to certain provisions of Noble’s articles.

Corporate Governance

Under English law and Noble’s articles, the authority for the overall management of Noble is vested in the Noble Board. The Noble Board may delegate any of its powers on such terms as it thinks fit in accordance with Noble’s articles and English law, although the Noble Board will remain responsible, as a matter of English law, for the proper management of the affairs of Noble and the directors are not allowed to leave the performance of their duties to others. The directors must ensure that any delegation is and remains appropriate and that an adequate system of control and supervision is in place.

Size of Board and Vacancies

Noble’s articles provide that the number of directors shall not be less than three nor more than 11. The Noble Board has the power to appoint a person as a director by simple majority resolution, either to fill a vacancy or as an additional position. Under English law and Noble’s articles, Noble’s shareholders have the power to remove a director without cause by ordinary resolution, irrespective of any provisions in Noble’s articles, provided that 28 clear days’ notice of the resolution is given to Noble.

Acquisitions

An English public limited company may be acquired in a number of ways, including by means of a “scheme of arrangement” between the company and its shareholders or by means of a takeover offer.

Schemes of Arrangement

A “scheme of arrangement” is a statutory procedure under the Companies Act pursuant to which the English courts may approve an arrangement between an English company and some or all of its shareholders. In a “scheme of arrangement,” the company would make an initial application to the court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of the shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to court to request the court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the Companies Act, it will bind the company and such shareholders.

Takeover Offer

A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the offeror). The offer must be made on identical terms to all holders of shares to which the offer relates. If the offeror, by virtue of acceptances of the offer, acquires or contracts to acquire more than 90% of the shares (in value and by voting rights) to which the offer relates, the Companies Act allows the offeror to give notice to any non-accepting shareholder that the offeror intends to acquire his or her shares through a compulsory acquisition (also referred to as a “squeeze out”), and the shares of such non-accepting shareholders will be acquired by the offeror six weeks later on the same terms as the offer, unless the shareholder objects to the English court and the court enters an order that the offeror is not entitled to acquire the shares or specifying terms of the acquisition different from those of the offer. The Companies Act permits a scheme of arrangement or takeover offer to be made relating only to a particular class or classes of a company’s shares.

Additionally, Danish takeover restrictions apply to attempted takeovers of Noble. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the Danish Financial Supervisory Authority (the “DFSA”). The application of the mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of our shares if such acquisition would result in a transfer of control over Noble, if this would trigger an obligation to make a mandatory tender offer.

Disclosure of Interests in Shares

Requirements under the Companies Act

Under English law and Noble’s articles, Noble may give notice to any person who it knows or has reasonable cause to believe to be interested in our shares (or to have been interested in the previous three years) requiring that person to provide to Noble details of the person’s interest.

If a shareholder of Noble fails to respond to such a request within 14 calendar days, Noble can impose sanctions on that holder which include the suspension of voting rights in the relevant shares and, where the relevant shares represent at least 0.25% of the class (excluding treasury shares), the suspension of dividend and share transfer rights. The Noble Board may suspend or terminate any and all of the sanctions in its discretion at any time. These sanctions automatically cease when such shareholder complies with the request.

Requirements under the Exchange Act

Shareholders are subject to certain reporting requirements under the Exchange Act. Shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the Exchange Act.

Directors and officers of the issuer with a registered class of equity securities, and any person or group that has beneficial ownership of more than 10% of such class, face additional requirements regarding the disclosure of ownership and equity trading. Each such director, officer, person or group will be considered an insider under Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Insiders must make an initial filing on Form 3 within 10 days after the filer’s becoming an insider and must disclose beneficial ownership of all securities of the issuer. Insiders must also file Form 4 reports disclosing transactions resulting in a change in beneficial ownership within two business days following the execution date of the transaction, except for limited types of transactions eligible for deferred reporting on Form 5. In addition, insiders are required to report on Form 5 within 45 days after the issuer’s fiscal year-end any transactions or holdings that should have been, but were not, reported on Form 3 or 4 during the issuer’s most recent fiscal year and any transactions eligible for deferred reporting.

Requirements under Nasdaq Copenhagen

Shareholders in companies with shares admitted to trading and official listing on Nasdaq Copenhagen are, pursuant to Section 38 of the Danish Capital Markets Act, required to give simultaneous notice to the company and the DFSA of the shareholding in the company, when the shareholding reaches, exceeds or falls below thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and limits of one-third or two-thirds of the voting rights or the nominal value of the total share capital.

A shareholder in a company means a natural or legal person who, directly or indirectly, holds: (i) shares in the company on behalf of himself/herself/itself and for his/her/its own account; (ii) shares in the company on behalf of himself/herself/itself, but for the account of another natural or legal person; or (iii) depository receipts, where such holder is considered a shareholder in relation to the underlying shares represented by the depository receipts.

The duty to notify set forth above further applies to natural and legal persons who are entitled to acquire, sell or exercise voting rights which are:

•

held by a third party with whom that natural or legal person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question (common duty to inform for all parties to the agreement);

•	held by a third party under an agreement concluded with that natural or legal person providing for the temporary transfer of the voting rights in question in return for consideration;

•	attached to shares which are lodged as collateral for that natural or legal person, provided the person controls the voting rights and declares an intention of exercising them;

•	attached to shares in which that natural or legal person has a lifelong right of disposal;

•	held, or may be exercised within the meaning of any of the above four bullets, by an undertaking controlled by that person or entity;

•	attached to shares deposited with that natural or legal person and which the person can exercise at his/her/its own discretion in the absence of specific instructions from the shareholders;

•	held by a third party in its own name on behalf of that person; or

•	exercisable by that person through a proxy where that person may exercise the voting rights at his/her/its discretion in the absence of specific instructions of the shareholder.

The duty to notify set forth above also applies to anyone, who directly or indirectly holds (i) financial instruments that afford the holder either an unconditional right to acquire or the discretion as to his/her/its right to acquire existing shares (e.g., share options); and/or (ii) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned in (i), regardless of them not affording the right to purchase existing shares (e.g., cash-settled derivatives linked to the value of the shares in question). Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by itself or when accumulated with a shareholding.

The notification shall be made promptly but no later than four weekdays after the shareholder was aware or should have become aware of the completion of the transaction, and in accordance with the provisions of Danish Executive Order no. 1172 of 31 October 2017 on Major Shareholders. The shareholder is deemed to have become aware of the completion of the transaction two weekdays after the completion of the transaction. The shareholder shall disclose the change in voting rights and shares, including the number of voting rights (and the distribution of voting rights among share classes, if applicable) and shares held directly or indirectly by the shareholder following the transaction. The notification shall further state the transaction date on which the threshold was reached or no longer reached and the identity of the shareholder as well as the identity of any natural or legal person with the right to vote on behalf of the shareholder and in the case of a group structure, the chain of controlled undertakings through which voting rights are effectively held. The information shall be notified to the company and simultaneously submitted electronically to the DFSA. Failure to comply with the notification requirements is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance.

When an obligation to notify rests on more than one natural or legal person the notification may be made through a joint notification. However, use of a joint notification does not exempt the individual shareholders or natural or legal persons from their responsibilities in connection with the obligation to notify or the contents of the notification. After receipt of the notification, the company shall promptly, but not later than three weekdays thereafter, publish the contents of the notification.

A similar duty, as set forth above, also applies to a company’s holding of treasury shares. A company with shares admitted to trading and official listing on Nasdaq Copenhagen is required to promptly, but not later than four weekdays thereafter, publish an announcement specifying the company’s, direct or indirect, holding of treasury shares, when the holding reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights or the nominal value of the share capital. This duty applies regardless of whether the company holds the treasury shares itself or through a person acting in his own name but on the company’s behalf.

The Short Selling Regulation (236/2012/EU), as amended, includes certain notification requirements in connection with short selling and imposes restrictions on uncovered short selling of shares admitted to trading on a trading venue (including Nasdaq Copenhagen).

When a natural or legal person reaches, exceeds or falls below a net short position of 0.1% of the issued share capital of a company that has shares admitted to trading on a trading venue, such person shall make a notification to the relevant competent authority, which in Denmark is the DFSA. The obligation to notify the DFSA, moreover, applies in each case where the net short position reaches, exceeds or falls below each 0.1% threshold above the 0.1% threshold. In addition, when a natural or legal person reaches, exceeds or falls below a net short position of 0.5% of the issued share capital of a company that has shares admitted to trading on a trading venue in the European Union and each 0.1% above that, such person shall make a public notification of its net short position via the DFSA. The notification requirements apply to both physical and synthetic short positions. In addition, uncovered short selling (naked short selling) of shares admitted to trading on a trading venue is prohibited.

A natural or legal person is prohibited from entering into a short sale of shares admitted to trading on a trading venue unless one of the following conditions is satisfied: (i) the natural or legal person has borrowed the share or has made alternative provisions resulting in a similar legal effect; (ii) the natural or legal person has entered into an agreement to borrow the share or has another absolutely enforceable claim under contract or property law to be transferred ownership of a corresponding number of securities of the same class so that settlement can be effected when it is due; or (iii) the natural or legal person has an arrangement with a third party under which that third party has confirmed that the share has been located and has taken measures vis-à-vis third parties necessary for the natural or legal person to have a reasonable expectation that settlement can be effected when it is due. Certain exemptions apply to the prohibition, such as in the case of market-makers or in connection with stabilization in accordance with the Commission Delegated Regulation (EU) 2016/1052.

Tranche 1 Warrants

Exercise

The warrants issued pursuant to the tranche 1 warrant agreement (the “tranche 1 warrants”) are exercisable for one Noble ordinary share per tranche 1 warrant at an initial exercise price of $19.27 per tranche 1 warrant, as may be adjusted from time to time pursuant to the tranche 1 warrant agreement (the “tranche 1 exercise price”).

The tranche 1 warrants are exercisable until 5:00 p.m., Eastern Time, on February 4, 2028, at which time all unexercised tranche 1 warrants will expire and the rights of the holders of such tranche 1 warrants to purchase Noble ordinary shares will terminate. Each of the tranche 1 warrants is exercisable by a holder paying the tranche 1 exercise price therefor in cash or on a cashless basis, at the election of the holder, upon the terms and subject to the conditions set forth in the tranche 1 warrant agreement.

Anti-Dilution Adjustments

The number of Noble ordinary shares for which a tranche 1 warrant is exercisable, and the tranche 1 exercise price therefor, are subject to adjustment from time to time upon the occurrence of certain events, including share sub-division, consolidation, capitalization, certain offers by Noble to repurchase ordinary shares, dividends and distributions of cash, other securities or other property and certain rights offerings.

No Rights as Shareholders

Pursuant to the tranche 1 warrant agreement, no holder of tranche 1 warrants shall have or exercise any rights held by holders of Noble ordinary shares solely by virtue thereof as a holder of tranche 1 warrants, including the right to vote and to receive dividends and other distributions as a holder of ordinary shares.

Mandatory Exercise

The tranche 1 warrant agreement provides that, from and after the date on which the tranche 1 mandatory exercise condition (as described below) has occurred and is continuing, each of Noble, on the one hand, and holders of tranche 1 warrants holding greater than 1,666,616 tranche 1 warrants or, if 1,666,616 or fewer tranche 1 warrants remain outstanding, all holders of tranche 1 warrants (the “tranche 1 required mandatory exercise warrantholders”), on the other hand, have the right and option (but not the obligation) to (i) in the case of Noble, cause all of the tranche 1 warrants, and (ii) in the case of the electing tranche 1 required mandatory exercise warrantholders, cause all of their respective tranche 1 warrants, to be automatically exercised on a cashless basis upon the terms and subject to the conditions set forth therein (a “tranche 1 mandatory exercise”). Pursuant to the tranche 1 warrant agreement, the “tranche 1 mandatory exercise condition” has occurred if (i) Noble meets or exceeds certain trading price and volume thresholds or (ii) three and one-half years have elapsed since February 5, 2021. A tranche 1 mandatory exercise entitles the holder of each tranche 1 warrant subject thereto to (i) the number of ordinary shares issuable upon exercise of such tranche 1 warrant on a cashless basis and (ii) an amount payable in cash, ordinary shares or a combination thereof (in Noble’s sole discretion) equal to Black Scholes Value (as defined in the tranche 1 warrant agreement) multiplied by a fraction, (A) the numerator of which is (x) the number of ordinary shares issuable upon exercise of such tranche 1 warrant on a cash basis minus (y) the number of ordinary shares issuable upon exercise of such tranche 1 warrant on a cashless basis, and (B) the denominator of which is the number of ordinary shares issuable upon exercise of such tranche 1 warrant on a cash basis.

As of July 3, 2024, there were 1,038,922 tranche 1 warrants outstanding.

Tranche 2 Warrants

Exercise

The warrants issued pursuant to the tranche 2 warrant agreement (the “tranche 2 warrants”) are exercisable for one Noble ordinary share per tranche 2 warrant at an initial exercise price of $23.13 per tranche 2 warrant, as may be adjusted from time to time pursuant to the tranche 2 warrant agreement (the “tranche 2 exercise price”). The tranche 2 warrants are exercisable until 5:00 p.m., Eastern Time, on February 4, 2028, at which time all unexercised tranche 2 warrants will expire and the rights of the holders of such tranche 2 warrants to purchase Noble ordinary shares will terminate. Each of the tranche 2 warrants is exercisable by a holder paying the tranche 2 exercise price therefor in cash or on a cashless basis, at the election of the holder, upon the terms and subject to the conditions set forth in the tranche 2 warrant agreement.

Anti-Dilution Adjustments

The number of Noble ordinary shares for which a tranche 2 warrant is exercisable, and the tranche 2 exercise price therefor, are subject to adjustment from time to time upon the occurrence of certain events, including share sub-division, consolidation, capitalization, certain offers by Noble to repurchase Noble ordinary shares, dividends and distributions of cash, other securities or other property and certain rights offerings.

No Rights as Shareholders

Pursuant to the tranche 2 warrant agreement, no holder of tranche 2 warrants shall have or exercise any rights held by holders of Noble ordinary shares solely by virtue thereof as a holder of tranche 2 warrants, including the right to vote and to receive dividends and other distributions as a holder of Noble ordinary shares.

Mandatory Exercise

The tranche 2 warrant agreement provides that, from and after the date on which the tranche 2 mandatory exercise condition (as described below) has occurred and is continuing, each of Noble, on the one hand, and holders of tranche 2 warrants holding greater than 1,666,616 tranche 2 warrants or, if 1,666,616 or fewer tranche 2 warrants remain outstanding, all holders of tranche 2 warrants (the “tranche 2 required mandatory exercise warrantholders”), on the other hand, have the right and option (but not the obligation) to (i) in the case of Noble, cause all of the tranche 2 warrants, and (ii) in the case of the electing tranche 2 required mandatory exercise warrantholders, cause all of their respective tranche 2 warrants, to be automatically exercised on a cashless basis upon the terms and subject to the conditions set forth therein (a “tranche 2 mandatory exercise”).

Pursuant to the tranche 2 warrant agreement, the “tranche 2 mandatory exercise condition” has occurred if (i) Noble meets or exceeds certain trading price and volume thresholds or (ii) three and one-half years have elapsed since February 5, 2021. A tranche 2 mandatory exercise entitles the holder of each tranche 2 warrant subject thereto to (i) the number of ordinary shares issuable upon exercise of such tranche 2 warrant on a cashless basis and (ii) an amount payable in cash, ordinary shares or a combination thereof (in Noble’s sole discretion) equal to Black Scholes Value (as defined in the tranche 2 warrant agreement) multiplied by a fraction, (A) the numerator of which is (x) the number of ordinary shares issuable upon exercise of such tranche 2 warrant on a cash basis minus (y) the number of ordinary shares issuable upon exercise of such tranche 2 warrant on a cashless basis, and (B) the denominator of which is the number of ordinary shares issuable upon exercise of such tranche 2 warrant on a cash basis.

As of July 3, 2024, there were 1,076,055 tranche 2 warrants outstanding.

Anti-Takeover Provisions

Takeover offers and certain other transactions in respect of certain public companies are regulated by the Takeover Code, which is administered by the takeover panel, a body consisting of representatives of the City of London financial and professional institutions which oversees the conduct of takeovers (the “takeover panel”).

An English public limited company is potentially subject to the protections afforded by the Takeover Code if, among other factors, a majority of its directors are resident within the United Kingdom, the Channel Islands or the Isle of Man. Based upon Noble’s current and intended plans for its directors, Noble does not believe that the Takeover Code applies to Noble. However, it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to Noble.

The protections afforded by the Takeover Code include the requirement that if (i) a person acquires an interest in shares in a company to which the Takeover Code applies, which when taken together with shares already held by him or persons acting in concert with him, carry 30% or more of the voting rights in the company or (ii) a person who, together with persons acting in concert with him, has an interest in not less than 30% of the voting rights of the company but does not hold shares carrying more than 50% of the voting rights in the company acquires additional interests in shares which increase the percentage of shares carrying voting rights in which that person has an interest, the acquiror and, depending on the circumstances, its concert parties, would be required (except with the consent of the takeover panel) to make a cash offer for the outstanding shares in the company at a price not less than the highest price paid for any interests in the shares by the acquiror or its concert parties during the previous 12 months.

Following Brexit, it is not clear, and the takeover panel and the DFSA would need to be consulted with if the Takeover Code ever applied to Noble, how the takeover restrictions in each of the Takeover Code and the Danish Takeover Order would both be applied to Noble if the Takeover Code applied Noble. The potential application of two differing sets of takeover restrictions could, inter alia, have a deterrent effect on potential acquirers of shares if such acquisition would trigger an obligation to make a mandatory bid and/or a mandatory tender offer, as applicable.

Additionally, Danish takeover restrictions apply to attempted takeovers of Noble. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA. The application of the mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of our shares if such acquisition would result in a transfer of control over Noble, if this would trigger an obligation to make a mandatory tender offer.

Transfer Agent and Warrant Agent

The transfer agent for the Noble ordinary shares and warrant agent for Noble’s warrants is Computershare Trust Company, N.A. Noble’s shares may be held in either certificated or uncertificated form. Under Noble’s articles, subject to the Companies Act, certificated shares may be transferred by an instrument of transfer (in any usual form), duly executed, with such evidence as the Noble Board may reasonably require to show the right of the transferor to make the transfer.

Listing of Ordinary Shares

Noble ordinary shares are listed and trade on the NYSE and the Nasdaq Copenhagen under the ticker symbols “NE” and “NOBLE,” respectively.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF NOBLE AND STOCKHOLDERS OF DIAMOND OFFSHORE

The rights of stockholders of Diamond Offshore are governed by the DGCL and the Diamond Offshore charter and Diamond Offshore bylaws. The rights of shareholders of Noble are governed by the laws of England and Noble’s articles.

Upon completion of the first merger, each issued and outstanding share of Diamond Offshore common stock will be converted into the right to receive the merger consideration, consisting of 0.2316 Noble ordinary shares and $5.65 in cash, without interest. Each Noble ordinary share issued to former Diamond Offshore stockholders in connection with the transactions will be issued in accordance with, and will carry with it the rights and obligations set forth in, Noble’s articles, which are incorporated by reference herein.

Many of the principal attributes of Diamond Offshore common stock are similar to those of Noble ordinary shares. However, there are differences between stockholder rights under the DGCL and shareholder rights under applicable English law. In addition, there are differences between the Diamond Offshore charter and Diamond Offshore bylaws and Noble’s articles.

The following description summarizes certain of the material terms and differences between the rights of the stockholders of Diamond Offshore and shareholders of Noble, but is not a complete statement of all such terms or differences, or a complete description of the specific provisions referred to in this summary. Investors should read carefully the relevant provisions of the DGCL, the Diamond Offshore charter and Diamond Offshore bylaws and Noble’s articles. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see the section titled “Where You Can Find More Information” beginning on page 204.

	Rights of Diamond Offshore Stockholders	Rights of Noble Shareholders
Voting Rights
Voting, Generally

•  Each holder of shares of Diamond Offshore common stock is entitled to one vote for each share of Diamond Offshore common stock held of record by such stockholder as of the record date for any action.

•  Except as otherwise required by law, Diamond Offshore stockholders shall not be entitled to vote on any amendment to the Diamond Offshore charter that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Diamond Offshore preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Diamond Offshore charter or pursuant to the DGCL.

•  Each shareholder of Noble is entitled to one vote for each Noble ordinary share held by such shareholder.

•  If issued, the voting rights of holders of any additional shares that may be issued will be determined by the Noble Board in accordance with Noble’s articles.

•  Under English law and Noble’s articles, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75 percent of the votes cast at the meeting.

•  An ordinary resolution is needed to (among other matters) remove a director; provide, vary or renew the directors’ authority to allot shares; and

	Rights of Diamond Offshore Stockholders	Rights of Noble Shareholders

appoint directors (where appointment is by shareholders).

•  A special resolution is needed to (among other matters): alter a company’s articles of association, exclude statutory pre-emptive rights on allotment of securities for cash; reduce a company’s share capital; reregister a public company as a private company (or vice versa); and approve a scheme of arrangement.

•  The company name of Noble can be changed by either the Noble Board (under Noble’s articles) or by a special resolution of the shareholders (as a matter of law).

Record Date

•  The Diamond Offshore bylaws provide that the Diamond Offshore Board may fix a record date for determining the stockholders entitled to notice of or to vote at any meeting of stockholders.

•  The record date shall not precede the date upon which the resolution fixing the record date is adopted by the Diamond Offshore Board. The record date shall not be more than 60 days nor less than 10 days before the date of such meeting.

•  If the Diamond Offshore Board fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Diamond Offshore Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

•  If no record date is fixed by the Diamond Offshore Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at

• Noble’s articles provide that Noble may set a record date for determining the shareholders entitled to attend and vote at any meeting.

	Rights of Diamond Offshore Stockholders	Rights of Noble Shareholders
the close of business on the day next preceding the day on which the meeting is held.

Quorum

•  Unless otherwise provided by law, the Diamond Offshore charter or bylaws, the holders of a majority in voting power of the Diamond Offshore common stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the Diamond Offshore stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

•  A quorum, once established at a Diamond Offshore meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the Diamond Offshore stockholders, then either (i) the person presiding over the meeting pursuant to the Diamond Offshore bylaws or (ii) in the absence of any such person, a majority in voting power of the Diamond Offshore stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting.

•  Under English law, the quorum can be set by a company’s articles. Noble’s articles state that holders of at least a majority of the shares issued and entitled to vote, present (in person, by proxy or by corporate representative) at a general meeting, shall constitute a quorum.

•  Noble’s articles also provide a higher quorum threshold for certain resolutions to be passed. A quorum of two-thirds of those shareholders entitled to vote is required in order for a resolution to be passed which relates to:

1.  removing a serving member of the Noble Board; or

2.  amending, varying, suspending the operation of, disapplying or cancelling certain provisions of Noble’s articles (including the quorum provisions, the election and reelection of directors, the fair price provisions and the interested shareholder provisions (see the subsection titled “Share Acquisitions” below)).

Cumulative Voting	• Diamond Offshore’s organizational documents do not provide for cumulative voting rights.	• Cumulative voting is not recognized under English law.

Action by Written Consent	• Under the Diamond Offshore charter, any action required or permitted to be taken by the Diamond Offshore stockholders must be effected at an annual or special meeting of the	• Under English law, a public limited company’s shareholders cannot pass a resolution by written consent; they can only pass resolutions taken at shareholder meetings.

	Rights of Diamond Offshore Stockholders	Rights of Noble Shareholders

Diamond Offshore stockholders, and shall not be taken by written consent in lieu of a meeting, except to the extent permitted under the Diamond Offshore charter in regard to the rights of preferred stock holders.

Shareholder Proposals: Director Nominations, Generally

•  Under the Diamond Offshore bylaws, the Diamond Offshore stockholder must (a) provide timely notice in writing and in proper form to Diamond Offshore and (b) provide any updates or supplements to such notice at the times and in the forms required, and comply in all respects with the Diamond Offshore bylaws.

•  To be timely, a Diamond Offshore stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of Diamond Offshore not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by such stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Diamond Offshore.

•  Director nominations to the Diamond Offshore Board may occur at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting).

•  Nominations may be made at such meeting only (x) by or at the direction of the Diamond Offshore Board, including by any committee or persons authorized to do so by the Diamond Offshore Board or the Diamond

•  One or more shareholders holding at least five percent of the total voting rights in Noble, or 100 shareholders who have the right to vote and who hold shares on which there has been paid up an average sum of £100, per shareholder, can require resolutions to be put before the annual general meeting. The request must be received at least six weeks before the relevant annual general meeting. If so requested, the company is required to give notice of such a resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting. There is also an option under English law, if certain details are provided, for such a request to be made by beneficial holders of shares provided that the request is made by more than 100 holders of shares (i.e., this option is not available for the 5 per cent. threshold route).

•  All shareholder resolutions thus proposed must not be:

1.  if passed, ineffective (whether by reason of inconsistency with any enactment or Noble’s articles or otherwise);

2.  defamatory of any person; or

3.  frivolous or vexatious.

•  One or more shareholders holding at least five percent of the total voting rights in Noble, or at least 100 shareholders who have the right to vote and who hold shares on which there has been paid up an average sum of £100, per shareholder, can require the company to circulate to shareholders a statement of up to 1,000 words relating to a matter

Rights of Diamond Offshore Stockholders	Rights of Noble Shareholders

Offshore bylaws, or (y) by a Diamond Offshore stockholder present in person (A) who was a record owner of shares of Diamond Offshore both at the time of giving the notice of such nomination and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with the Diamond Offshore bylaws as to notice and nomination.

•  For a Diamond Offshore stockholder to make any nomination of a person for election to the Diamond Offshore Board at an annual or special meeting, the stockholder must (a) provide timely notice in writing to Diamond Offshore, (b) provide the information, agreements and questionnaires, as applicable, with respect to such stockholder and its candidate for nomination as required by the Diamond Offshore bylaws and (c) provide any updates or supplements to such notice as required by the Diamond Offshore bylaws.

referred to in a proposed resolution or any other business matter to be dealt with in any type of general meeting. The request must be received at least one week before the meeting to which it relates. If so requested, the company is required to circulate a statement in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the relevant general meeting. There is also an option under English law, if certain details are provided for such a request to be made by beneficial holders of shares provided that the request is made by more than 100 people (i.e., this option is not available for the 5 per cent. threshold route).

•  Shareholders, whether individually or collectively, who do not meet the five percent threshold (or, in the case of proposing a resolution at an annual general meeting, the 100 shareholders threshold) are not entitled to nominate a director or propose a shareholder resolution for consideration at a meeting of the shareholders, except for shareholder proposals required by SEC Rule 14a-8 under the Exchange Act.

•  Directors of Noble that are proposed to be elected at a shareholder meeting generally must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal.

•  Noble’s articles also contain a mechanism for nominating directors, subject to the five percent shareholding requirement set forth above. To be timely, a shareholder’s notice to nominate a director for election at an annual general meeting must be delivered to the secretary of Noble at least 120 calendar days prior to the anniversary of the previous annual general meeting.

	Rights of Diamond Offshore Stockholders	Rights of Noble Shareholders

•  Under Noble’s articles, and except as otherwise provided by law, if any proposal to nominate a director is not in accordance with Noble’s articles, the chairman of the meeting may refuse to acknowledge such proposal and may determine that the shareholder who has nominated the person shall not be entitled to vote on the relevant resolution.

Purchase and Redemption of Stock

Purchase and Redemption of Stock, Generally

•  Under Delaware law, a corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall: (a) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced; (b) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (c) redeem any of its shares unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the certificate of incorporation.

Under Delaware law, a corporation has a right to resell any of its shares theretofore purchased or redeemed out of surplus and which have not been

•  Noble may purchase its own shares, which requires approval of the shareholders by an ordinary resolution (a simple majority of votes cast). As of the date of this proxy statement/prospectus, Noble has shareholder authority to repurchase up to 15 per cent. per annum of the issued share capital of Noble as of the beginning of each fiscal year for a five-year period beginning on September 28, 2022 (subject to an overall aggregate maximum of 20,601,161 Noble ordinary shares), subject to the restrictions set forth in the merger agreement. See the section titled “The Merger Agreement—Covenants and Agreements—Conduct of Business—Interim Operations of Noble” beginning on page 129. As of [—], 2024, the last practicable date before the date of this proxy statement/prospectus, Noble has repurchased [—] Noble ordinary shares pursuant to this authority.

•  Noble may redeem or purchase shares only if the shares are fully paid and only out of:

1.  distributable profits; or

2.  the proceeds of a new issue of shares made for the purpose of the purchase or redemption.

•  Under English law, any shares purchased by Noble may be canceled or held in treasury, from which they can be resold or used for the purposes of an employee share scheme.

retired, for such consideration as shall be fixed by the board of directors.

Voting Treasury Stock

•  Under Delaware law, shares of a corporation’s capital stock shall neither be entitled to vote nor be counted for quorum purposes if such shares belong to (a) the corporation; (b) another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation; or (c) any other entity, if a majority of the voting power of such other entity is held, directly or indirectly, by the corporation or if such other entity is otherwise controlled, directly or indirectly, by the corporation.

•  Under Delaware law, shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

• Treasury shares cannot be voted.

Meetings of Shareholders

•  The Diamond Offshore bylaws provide that meetings of stockholders may be held at any place within or outside of Delaware, as designated by the Diamond Offshore Board.

•  The Diamond Offshore Board shall designate the date and time of the annual meeting. At the annual meeting, directors of each class, if any, whose terms are expiring shall be elected and other proper business properly brought before the meeting in accordance with the Diamond Offshore bylaws may be transacted. The Diamond Offshore Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

•  Noble’s articles provide that the Noble Board may convene general meetings of the shareholders at any place they so designate.

•  The notice of the general meeting must state the time, date and place of the meeting, whether the meeting will be a physical meeting or a hybrid meeting (i.e., one where there will be a physical place and electronic participation) and the general nature of the business to be dealt with. The general meeting may be within or outside the United Kingdom.

•  Noble must hold its annual general meeting within six months from the day following the end of its fiscal year.

•  In an annual meeting, only business that was properly brought before the meeting shall be conducted. To be properly brought before the annual meeting, business must be (a) specified in a notice of meeting at the direction of the Diamond Offshore Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Diamond Offshore Board or the Chairperson of the Diamond Offshore Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) (A) was a record owner of shares of Diamond Offshore both at the time of giving the notice and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with the Diamond Offshore bylaws in all applicable respects or (2) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act.

•  Under English law, an annual general meeting must be called by at least 21 clear days’ notice. It is possible to extend this notice period in the company’s articles of association. This notice period can be longer or can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. A meeting other than the annual general meeting must be called by not less than 14 clear days’ notice, but this too can be longer or shortened by agreement. Noble’s articles require at least 21 clear days’ notice of general meetings.

•  “Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself.

Special Meeting of Shareholders

Calling a Special or Extraordinary General Meeting

•  The Diamond Offshore charter provides that special meetings of the Diamond Offshore stockholders may be called only by or at the direction of the majority of the Diamond Offshore Board, the Chairperson of the Diamond Offshore Board, or the Chief Executive Officer or President of Diamond Offshore.

•  Noble’s articles provide that general meetings of shareholders may be called on the order of the Noble Board.

•  Under English law, one or more shareholders representing at least five percent of the paid up capital of Noble carrying voting rights also have the right to requisition the holding of a general meeting.

Notice

•  The Diamond Offshore bylaws provide that notice of special meetings shall be (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by facsimile or electronic mail; or (iv) sent by other means of electronic transmission, directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on Diamond Offshore’s records.

•  English law requires that notice of a general meeting of shareholders (other than the annual general meeting convened by the officers, which requires at least 21 clear days) must be delivered to the shareholders at least 14 clear days prior to the meeting. This notice must state the place, date and time of the meeting, whether the meeting will be a physical meeting or a hybrid meeting (i.e., one where there will be a physical place and electronic participation) and the general nature of the business to be transacted. Business transacted at any general meeting of shareholders shall be limited to the purposes stated in the notice.

•  Where the meeting is properly requisitioned by the shareholders of Noble, the Noble Board must call the general meeting within 21 days of the request, and the meeting itself must be held not more than 28 days after the date of the notice convening the meeting.

•  Notice periods for general meetings can be shortened for public companies if shareholders holding 95 percent of the voting rights agree to hold the meeting at short notice. In the case of annual general meetings, all shareholders entitled to attend and vote must agree to short notice.

Appraisal Rights

•  Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the criteria and conditions set forth in Section 262 of the DGCL. Shares of Diamond Offshore common stock held by record holders and beneficial owners who properly exercise appraisal rights in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, but instead will be canceled and represent the right to receive, in lieu of the merger consideration, a cash payment that is equal to the fair value of their shares of Diamond Offshore common stock at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the first merger), as determined by the Delaware Court of Chancery, together with interest, if any as determined in accordance with Section 262 of the DGCL. See the section titled “The Transactions—Appraisal Rights” beginning on page 105.

•  English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law provides for dissenter’s rights which permit a shareholder to object to a court in the context of the compulsory acquisition of minority shares. See the subsection titled “Shareholders’ Votes on Certain Transactions” below.

Allotment of Shares	• The Diamond Offshore charter provides that the total number of shares of capital stock that Diamond Offshore has authority to issue is 800,000,000. The total number of	• Under English law, the directors of a public limited company do not, save in certain limited circumstances (such as in respect of employee share schemes), have authority to allot new shares in shares of Diamond Offshore common stock that Diamond Offshore is authorized to issue is 750,000,000, having a par value of $0.0001 per share, and the total number of shares of Diamond Offshore preferred stock that Diamond Offshore is authorized to issue is 50,000,000, having a par value of $0.0001 per share.

the capital of the company without the authority of an ordinary resolution of the shareholders.

•  By ordinary resolution on May 5, 2022, the Noble Board was granted authority to allot Noble ordinary shares for a period of five years, up to an aggregate nominal amount of $271.00. Shareholder approval is necessary no less frequently than every five years to renew this authorization.

Preemptive Rights

•  Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation.

•  Diamond Offshore’s certificate of incorporation does not grant preemptive rights to stockholders.

•  Under English law, unless either a special resolution to the contrary has been passed by the shareholders or there is a provision in the articles of association conferring a corresponding right, the issuance for cash of the following securities must generally be offered first to the existing ordinary shareholders in proportion to the respective nominal values of their holdings:

1.  equity securities (i.e., ordinary shares, which are shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution); or

2.  rights to subscribe for or convert securities into, ordinary shares.

•  English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

•  Pre-emptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash.

•  By special resolution on May 5, 2022, Noble opted to exclude preemptive rights for a period of five years with respect to the allotment of Noble ordinary shares pursuant to the authority granted on May 5, 2022 to allot up to an aggregate nominal value of $271.00. Shareholder approval is necessary no less frequently than every five years to renew this authorization. See the section titled “Description of Noble’s Share Capital” beginning on page 161.

•  Since May 5, 2022 through [—], 2024, the last practicable date before the date of this proxy statement/prospectus, Noble has allotted [—] Noble ordinary shares (equating to an aggregate nominal value of $[—]) on a non-preemptive basis pursuant to these authorities.

Amendment of Governing Instruments

•  The Diamond Offshore charter provides that Diamond Offshore reserves the right at any time and from time to time to amend, alter, change, add or repeal any provision contained in the Diamond Offshore charter.

•  The Diamond Offshore bylaws provide that the Diamond Offshore Board is expressly empowered to adopt, amend or repeal the Diamond Offshore bylaws.

•  The Diamond Offshore bylaws also provide that Diamond Offshore stockholders shall have the power to adopt, amend or repeal the Diamond Offshore bylaws if they satisfy the vote required by the Diamond Offshore charter or applicable law and the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of Diamond Offshore with the power to vote generally in an election of directors, voting together as a single class.

•  The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions in a certificate of incorporation and bylaws of a Delaware corporation.

•  Under English law, a special resolution of the shareholders is required to amend any provision of Noble’s articles. The Noble Board does not have the power to amend Noble’s articles without shareholder approval.

Preferred Shares/Additional Shares

•  The Diamond Offshore charter provides that the Diamond Offshore Board may issue preferred stock from time to time in one or more series by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL.

•  Holders of Diamond Offshore preferred stock are entitled only to such voting rights as granted by the Diamond Offshore charter (including any certificate of designation).

•  Preferred shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

•  Subject to there being an unexpired and sufficient authority to allot shares, Noble’s articles permit the Noble Board to issue shares with rights to be determined by the Noble Board at the time of issuance, which may include preferred rights.

•  The number of authorized shares of Diamond Offshore preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of Diamond Offshore stock that is entitled to vote.

Stock Class Rights

•  The voting, dividend, liquidation and other rights and powers of Diamond Offshore common stock are subject to and qualified by the rights, powers and preferences of any series of preferred stock as may be designated by the Diamond Offshore Board and outstanding from time to time.

•  The Diamond Offshore charter provides that holders of Diamond Offshore common stock shall not be entitled to vote on any amendment to the Diamond Offshore charter if it relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of preferred stock.

•  Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval of the class affected at a separate class meeting.

•  Noble’s articles provide that shareholders of the relevant class of shares can approve any amendment to their rights either by:

1.  consent in writing of shareholders holding at least 75 percent of the issued shares of that class by amount; or

2.  a special resolution passed at a class meeting of the relevant class.

Shareholders’ Votes on Certain Transactions	• Except as otherwise provided in the Diamond Offshore charter, the Diamond Offshore bylaws or the DGCL, each stockholder is entitled to vote for each share of capital stock it holds.

Approval of Mergers and Acquisitions Generally

•  The Diamond Offshore charter contains a provision electing for Diamond Offshore not to be governed by Section 203 of the DGCL, regulating corporate takeovers.

•  Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or substantially all of a corporation’s assets or dissolution requires: (a) the approval of the board of directors; and (b) approvals by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter. The Diamond Offshore charter does not provide for a higher vote for

•  As noted above, “ordinary resolutions” must be approved by at least a majority of the votes cast by shareholders. “Special resolutions” require the affirmative vote of at least 75 percent of the votes cast at the meeting to be approved.

•  There is no concept of a statutory merger under English law.

•  Under English law, as a general matter, where Noble proposes to acquire another company, approval of Noble’s shareholders is not required. However, if the acquisition involves the issue of shares which equate to 20 per cent. or more of the Noble ordinary shares, Noble would be required to seek shareholder approval in accordance with the rules of the NYSE.

certain transactions than a majority vote of the stockholders.

•  Under English law, where another company proposes to acquire Noble, the requirement for the approval of the shareholders of Noble depends on the method of acquisition.

•  Under English law, schemes of arrangement are arrangements or compromises between a company and any class of shareholders or creditors, and are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers (similar to a merger in the United States). Such arrangements require the approval of (i) a majority in number of shareholders or creditors (as the case may be) representing 75 percent in value of the creditors or class of creditors or shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court.

•  Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

•  A dissenting shareholder may object to the transfer on the basis that the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

•  Under English law, if an offeror were to acquire or unconditionally contract to acquire 90 percent of the shares to which the offer relates and 90 percent of the voting rights attached to those shares, then, within three months of the last day on which its offer can be accepted, it could compulsorily acquire the remaining 10 percent. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the issued shares in its favor and pay the consideration to Noble, which would hold the consideration in trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

•  A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Related Party Transactions	• Diamond Offshore is subject to the rules of the NYSE regarding related party transactions.

•  Noble is subject to the rules of the NYSE regarding related party transactions.

•  Under English law, certain transactions between a director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

Rights of Inspection Generally

•  Delaware law allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from: (a) the corporation’s stock ledger, a list of its stockholders, and its other books and records; and (b) a subsidiary’s books and records, to the extent that: (1) the corporation has actual possession and control of such records of such subsidiary; or (2) the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand: (i) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or

•  Generally, the register and index of names of registered shareholders of Noble may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person.

•  The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

•  The service contracts, if any, of Noble’s directors can be inspected without charge and during business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to the company or a subsidiary company, whether in that the subsidiary and a person or persons not affiliated with the corporation; and (ii) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

person’s capacity as a director, an executive officer or otherwise.

•  The shareholders of Noble may also inspect, without charge and during business hours, the minutes of meetings of the shareholders and copies of all resolutions passed by shareholders in the previous 10 years and obtain copies of the minutes for a fee.

•  In addition, the published annual accounts of Noble are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts. The accounts must also be made available on Noble’s website and remain available until the accounts for the next financial year are placed on the website.

•  Under English law, the shareholders of a company do not have the right to inspect the corporate books of a subsidiary of that company.

Shareholder List

•  Under Section 224 of the DGCL, Diamond Offshore must keep a stock ledger consisting of one or more records in which the names of all of its stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of Diamond Offshore are recorded.

•  Under English law, all companies must keep a register of members (i.e., a list of the names and certain other details of its stockholders). In addition, where a company has more than 50 shareholders of record it must keep an index of the names of the shareholders of record (unless the register is in such a form as to constitute an index).

Standard of Conduct for Directors

•  Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of the Diamond Offshore Board is thus determined by the courts of the State of Delaware. In general, directors have a duty to act in good faith, on an informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.

•  The Diamond Offshore corporate governance guidelines provide that the directors should exercise their business judgment to act in what they reasonably believe to be the best

•  English law imposes certain specific obligations on the directors of Noble. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

1.  to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

2.  to act in accordance with the company’s constitution and exercise powers only for the interests of Diamond Offshore and the Diamond Offshore stockholders in a manner consistent with their fiduciary duties. In considering the best interests of Diamond Offshore and its stockholders, directors may consider, as appropriate, the needs of employees, suppliers and customers of Diamond Offshore and its subsidiaries, communities in which Diamond Offshore and its subsidiaries conduct business and other pertinent factors in addition to the objective of maximizing stockholder value.

purposes for which they are conferred;

3.  to exercise independent judgment;

4.  to exercise reasonable care, skill and diligence;

5.  to avoid conflicts of interest;

6.  not to accept benefits from third parties; and

7.  to declare an interest in a proposed transaction with the company.

•  Noble’s articles state that the number of directors of the company shall be fixed from time to time by resolution adopted by the Noble Board (but must not be less than three and not more than 11). Prior to the effective time of the second merger, Noble will take all necessary action to cause the Noble Board, as of the effective time, to be increased from eight to nine directors and to cause one individual, who is, as of the date of the merger agreement, serving on the Diamond Offshore Board and mutually agreed by Diamond Offshore and Noble, to be appointed to the Noble Board immediately following the effective time. See the section titled “The Merger Agreement—Covenants and Agreements—Governance” beginning on page 140.

Classification of Board of Directors

•  Under the Diamond Offshore charter, the directors of Diamond Offshore shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Diamond Offshore Board.

•  Under the Diamond Offshore bylaws, Diamond Offshore directors shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such

•  English law permits a company to provide for terms of different length for its directors.

•  Noble’s articles provide that the Noble Board is declassified and the directors are subject to annual re-election.

director’s earlier death, resignation, disqualification or removal in accordance with the Diamond Offshore charter.

Removal of Directors

•  Under the Diamond Offshore charter, directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Diamond Offshore entitled to vote at an election of directors.

•  Under English law, shareholders of record may remove a director without cause by ordinary resolution, irrespective of any provisions in the company’s articles of association, provided that 28 clear days’ notice of the resolution is given to the company.

•  Unless otherwise provided in the articles of association, the director has a right to make written representations, which the company must circulate to shareholders, as to why he or she should not be removed. This right is not excluded by Noble’s articles.

Vacancies of the Board of Directors

Vacancies, Generally

•  The Diamond Offshore bylaws provide that directors may resign at any time upon notice given in writing or by electronic transmission to Diamond Offshore. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

•  Unless otherwise provided in the Diamond Offshore charter or the Diamond Offshore bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

•  Noble’s articles provide that:

1.  any vacancies on the Noble Board; or

2.  any newly created directorships shall be filled by the majority vote of the remaining directors or by a sole remaining director.

•  Shareholders also have a right to propose directors for appointment at a general meeting convened by the Noble Board for such purpose, provided the shareholder(s) comply with the relevant procedural requirements. See the section titled “Shareholder Proposals and Shareholder Nominations of Directors” and “Special Meetings of Shareholders” above.

Term of Service after Appointment to Fill Vacancy

•  The Diamond Offshore bylaws provide that any director appointed to fill a vacancy shall serve until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Diamond Offshore charter.

• Noble’s articles provide that any director appointed to fill a vacancy shall serve until the next annual general meeting.

Liability of Directors and Officers / Indemnification of Directors and Officers

•  The DGCL provides that a corporation may limit or eliminate a director’s or officer’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s or officer’s duty of loyalty to such corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit or (v) with respect to any officer, in any action by or in the right of such corporation.

•  The Diamond Offshore charter provides that none of any non-employee director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) shall, to the fullest extent permitted by law, have any fiduciary duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which Diamond Offshore or any of its subsidiaries now engages or proposes to engage or (B) competing with Diamond Offshoreor any of its subsidiaries, on its own account, or in partnership with,

•  English law does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability.

•  Shareholders can ratify by ordinary resolution a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

•  Subject to exceptions, English law does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

•  The exceptions allow a company to:

1.  purchase and maintain director and officer insurance, or “D&O insurance,” against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. D&O insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O or as an employee, officer, director or shareholder of any other person (other than Diamond Offshore or any of its subsidiaries), and, to the fullest extent permitted by law, no such non-employee director shall be liable to Diamond Offshore or its stockholders or to any affiliate of Diamond Offshore for breach of any fiduciary duty solely by reason of the fact that such director engages in any such activities.

•  The Diamond Offshore bylaws provide that Diamond Offshore shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Diamond Offshore), if the person is or was a director or officer of Diamond Offshore, or while a director or officer of Diamond Offshore, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Diamond Offshore, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•  The Diamond Offshore bylaws further provide that Diamond Offshore shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Diamond Offshore to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Diamond Offshore or while a director or officer of Diamond Offshore against expenses insurance will not cover losses incurred in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental fines and clean-up costs. In relation to these matters, D&O insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true; and

2.  provide a qualifying third party indemnity provision, or “QTPIP.” This permits a company to indemnify its directors and certain officers (and directors and certain officers of an associated company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies). Noble can therefore indemnify directors and certain officers against such third party actions as class actions or actions following mergers and acquisitions or share issuances; and

3.  indemnify a director or certain officers in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the

(including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Diamond Offshore, unless such person was adjudged to be liable to Diamond Offshore without exception from the Court of Chancery of the State of Delaware.

director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company.

•  Noble’s articles include a provision authorizing the company to indemnify to any extent permitted by law any person who is or was a director or officer of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to the company or any associated company. Noble’s articles go on to state that where a person is so indemnified, such indemnity may extend to all costs, losses, expenses and liabilities incurred by him or her.

•  In addition to the provisions of Noble’s articles, it is necessary to set out the terms of the QTPIP in the form of a deed of indemnity between the company and the relevant director or officer which essentially indemnifies the director or officer against claims brought by third parties to the fullest extent permitted under English law. Noble expects to enter into new indemnification agreements and deeds of indemnity with the proposed new director and any other relevant executive officers, officers or employees (including directors, officers and employees of subsidiaries and other affiliates) who join Noble following the effective time.

•  Noble is required to disclose in its annual directors’ report any QTPIP in force at any point during the relevant financial year or in force when the directors’ report is approved. A copy of the indemnity or, if it is not in writing, a memorandum setting out its terms must be open to inspection during the life of the indemnity and for a period of one year from the date of its termination or expiration. Any shareholder may inspect the indemnity, or memorandum, without charge or may request a copy on payment of a fee.

Shareholders’ Suits

•  Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself.

•  The Diamond Offshore charter provides that the exclusive forum for derivative actions will be the Court of Chancery of the State of Delaware, unless Diamond Offshore consents in writing to an alternative forum.

•  While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder whose name is on the register of shareholders of Noble to apply to court by petition for an order for relief:

1.  when Noble’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

2.  when any act or omission of Noble is or would be so prejudicial.

•  Noble’s articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders against Noble or its directors.

Share Acquisitions	• The Diamond Offshore charter contains a provision electing for Diamond Offshore not to be governed by Section 203 of the DGCL, regulating corporate takeovers.

•  Noble’s articles contain provisions that generally restrict “business combinations” between Noble and an “interested shareholder.” These provisions prohibit “business combinations” unless:

1.  the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the Noble Board prior to the date the interested shareholder acquired Noble’s shares;

2.  the interested shareholder acquired at least 85 per cent. of Noble’s shares in the transaction in which it became an interested shareholder; or

3.  the business combination is approved by a majority of the Noble Board and by a resolution of disinterested shareholders holding at least two thirds of the shares generally entitled to vote which are not owned by the interested shareholder.

•  For purposes of Noble’s articles, “business combinations” is defined broadly to include mergers or consolidations of Noble or any majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10 per cent. of the consolidated assets of Noble, and most transactions that would increase the interested shareholder’s proportionate share ownership in Noble. “Interested shareholder” is defined as a person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15 per cent. or more of the issued voting shares of Noble.

•  In addition, Noble’s articles contain “Fair Price” provisions to ensure that “business combinations” with an “interested shareholder,” at any time, are conducted on an arm’s length basis, or otherwise approved by the shareholders. Any such transaction must be (i) approved by at least 80 per cent. of all shareholders entitled to vote (including the shares held by the “interested shareholder”), or (ii) amongst other things, for fair market value and approved by a majority of the Noble Board (who are not interested in the transaction). The definition of “business combination” for these purposes is different to the above but is also defined broadly and would include mergers or consolidations of the company or any subsidiary of Noble which has assets with an aggregate market value of over $10,000,000, sales or other dispositions of assets of Noble or any subsidiary having an aggregate fair market value of over $10,000,000 and most transactions which would increase the interested shareholder’s proportionate share ownership in Noble.

Mandatory Offers	• No comparable provision.

•  Except with the consent of the Noble Board or the prior approval of the shareholders, a shareholder, together with persons acting in concert, would be at risk of certain Noble Board sanctions if they acquired more than a 30 percent shareholding in Noble without making an offer for all of the other issued shares that is in cash or accompanied by a cash alternative.

•  Further, pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

Anti-Takeover Matters	• The Diamond Offshore charter contains a provision electing for Diamond Offshore not to be governed by Section 203 of the DGCL, regulating corporate takeovers.

•  English law does not expressly prohibit anti-takeover measures, such as shareholder rights plans; however, no such provisions are included in Noble’s articles.

•  The Danish Takeover Order contains a provision applicable to Noble which has an anti-takeover effect, according to which the offeror is prohibited from making or amending any incentive agreements with the target company’s management from the time of initiation of the negotiations related to the takeover offer until the completion of the takeover offer or the discontinuation of such negotiations.

Disclosure of Interests	• The Schedule 13D and Schedule 13G reporting regime applies to Diamond Offshore because it has securities registered under Section 12 of the Exchange Act.

•  The Schedule 13D and Schedule 13G reporting regime applies to Noble because it has shares registered under Section 12 of the Exchange Act.

•  In addition, English law provides that a company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in its issued voting share capital to:

1.  confirm whether this is or is not the case; and

2.  if this is the case, to give further information that it requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.

•  The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.

Limitation on Enforceability of Civil Liabilities under U.S. Federal Securities Laws

•  As a company listed on the NYSE, Diamond Offshore and its directors and officers are subject to U.S. federal securities laws, and investors could initiate civil lawsuits in the U.S. against Diamond Offshore for breaches of the U.S. federal securities laws.

•  Diamond Offshore is a U.S. company incorporated under the laws of Delaware and has substantial assets located in the U.S. As a result, investors generally can initiate lawsuits in the U.S. against Diamond Offshore and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.

•  As a company listed on the NYSE, Noble and its directors and officers are subject to U.S. federal securities laws, and investors could initiate civil lawsuits in the U.S. against Noble for breaches of the U.S. federal securities laws.

•  Because Noble is a public limited company incorporated under English law, investors could experience more difficulty enforcing judgments obtained against Noble in U.S. courts than would currently be the case for U.S. judgments obtained against Diamond Offshore. In addition, it may be more difficult (or impossible) to bring some types of claims against Noble in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court.

• Noble’s articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders against Noble or its directors.

•  A judgment obtained against Noble from a U.S. court will not be recognized by the English courts but an action may be commenced in the English courts for an amount due under a judgment given by the U.S. courts if that judgment is (a) for a debt or definite sum of money; (b) final and conclusive; and (c) not of a penalty or revenue nature. A judgment may be impeached by showing that: (i) the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the United Kingdom; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

•  Noble and its directors and officers may be subject to criminal penalties in the United States arising from breaches of the U.S. federal securities laws, but may not be subject to criminal penalties in the United Kingdom unless the criminal laws of the United Kingdom were violated.

•  A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S. federal securities laws might not be permitted on public policy grounds.

Short Swing Profits	• As a company listed on the NYSE and subject to the Exchange Act, directors and officers of Diamond Offshore are subject to U.S. securities laws, including the prohibitions on “short swing” trading.	• As a company listed on the NYSE and subject to the Exchange Act, directors and officers of Noble are subject to U.S. securities laws, including the prohibitions on “short swing” trading.

Proxy Statements and Reports

Proxy Statements Generally	• The Exchange Act proxy rules apply to Diamond Offshore.

•  The Exchange Act proxy rules apply to Noble. English law does not have specific proxy solicitation legislation, but approaches to shareholders may need to comply with the U.K. Financial Services and Markets Act 2000.

Voting by Proxy

•  The Diamond Offshore bylaws provide that each Diamond Offshore stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. The proxy shall not be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

•  The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

•  A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

• Noble’s articles provide that each shareholder is entitled to vote in person or by proxy for each voting share held by such shareholder, but no proxy shall be voted on after 12 months from its date.

Approval of Director Compensation

•  Unless otherwise restricted by the Diamond Offshore charter or the Diamond Offshore bylaws, the Diamond Offshore Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to Diamond Offshore in any capacity.

•  Diamond Offshore is subject to SEC reporting requirements for director and executive officer compensation and stockholder non-binding advisory votes to approve named executive officer compensation and to determine

•  Noble is subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve named executive officer compensation and to determine the frequency of such non-binding advisory votes.

•  English law requires, in the case of officers who are also considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to a prior approval of shareholders at a general meeting.

the frequency of such non-binding advisory votes.

•  As a UK incorporated company listed on the NYSE, Noble’s directors are required to prepare an annual remuneration (or compensation) report under English law. In addition, Noble is required to prepare a remuneration (or compensation) policy and submit it for shareholder approval at least every three years.

Approval of Auditors

•  Diamond Offshore stockholders do not have the right to appoint Diamond Offshore’s auditor. However, Diamond Offshore typically includes in its proxy statement a stockholder proposal to ratify the appointment of its auditor.

•  Under English law, Noble’s shareholders approve the company’s auditors each year. In addition, the company’s annual financial statements, which must, to the satisfaction of the Noble Board, give a “true and fair view” of the assets, liabilities, financial position and profit or loss of Noble and the consolidated group, must be presented to the shareholders at a general meeting but are not required to be approved by the shareholders.

Notice

•  The Diamond Offshore bylaws provide that any notice to Diamond Offshore stockholders given by Diamond Offshore under any provisions of the DGCL, the Diamond Offshore charter or the Diamond Offshore bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of Diamond Offshore. Notice shall be given (i) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (iii) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified Diamond Offshore in writing or by electronic transmission of an objection to receiving notice by electronic mail.

•  A notice by electronic mail must include a prominent legend that the communication is an important notice regarding Diamond Offshore.

•  Noble’s articles provide that whenever notice is required to be given to any shareholder, such notice may be given in writing:

1.  personally;

2.  by mail, addressed to such shareholder, at his or her address as it appears on the records of the company, with postage thereon prepaid;

3.  by sending it in electronic form (if the shareholder has so agreed); or

4.  in certain circumstances, by making the notice available on a website.

Reporting Requirements

•  As a company listed on the NYSE, Diamond Offshore is subject to U.S. securities laws.

•  As a U.S. public company, Diamond Offshore must file (or furnish, as applicable) with the SEC, among other reports and notices: (i) an Annual Report on Form 10-K within 60 days after the end of a fiscal year; (ii) a Quarterly Report on Form 10-Q within 40 days after the end of a fiscal quarter ending; and (iii) Current Reports on Form 8-K within four business days, unless otherwise specified, after the occurrence of certain important corporate events.

•  As a company listed on the NYSE, Noble is subject to U.S. securities laws, but is not subject to the reporting obligations of companies listed on the London Stock Exchange or on any other securities exchange.

VALIDITY OF NOBLE ORDINARY SHARES

The validity of the Noble ordinary shares to be issued in the first merger will be passed upon for Noble by Travers Smith LLP.

TAX OPINIONS

Certain U.S. federal income tax consequences of the transactions will be passed upon by Kirkland & Ellis LLP.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR DIAMOND OFFSHORE’S 2025 ANNUAL MEETING OF STOCKHOLDERS

If the transactions are completed, Diamond Offshore will become an indirect wholly owned subsidiary of Noble and, consequently, there will be no future meetings of Diamond Offshore stockholders. Diamond Offshore will hold an annual meeting of its stockholders in 2025 (the “Diamond Offshore 2025 annual meeting”) only if the transactions have not already been completed. If the transactions are not completed before the Diamond Offshore 2025 annual meeting is held, stockholder proposals will be eligible for consideration for inclusion in the proxy statement and form of proxy for the Diamond Offshore 2025 annual meeting in accordance with Rule 14a-8 under the Exchange Act and the Third Amended and Restated Bylaws of Diamond Offshore, as described below.

Stockholders who desire to submit a proposal for inclusion in the proxy materials for the Diamond Offshore 2025 annual meeting may do so by complying with the procedures set forth in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in Diamond Offshore’s proxy materials under Rule 14a-8, stockholder proposals must be received by the Corporate Secretary at Diamond Offshore’s principal executive offices no later than November 28, 2024 and otherwise comply with the rules and procedures set forth in Rule 14a-8. Stockholder proposals should be addressed to Diamond Offshore, 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Attention: Corporate Secretary.

Under the Diamond Offshore bylaws, with respect to any stockholder proposal that is not submitted for inclusion in next year’s proxy statement under Rule 14a-8, and with respect to any stockholder nominees for director, a stockholder’s notice must be delivered to Diamond Offshore, 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Attention: Corporate Secretary, and must be received by the Corporate Secretary no earlier than January 9, 2025, and not later than February 8, 2025, unless the date of the next annual meeting is more than 30 days before or more than 60 days after May 9, 2025. Any such stockholder proposal or director nomination must comply in all respects with the specific requirements included in the Diamond Offshore bylaws (including, if applicable, with respect to Rule 14a-19 under the Exchange Act). If a proposal is received before or after the applicable date, the proxy for the Diamond Offshore 2025 annual meeting may confer discretionary authority to vote on such matter without any discussion of such matter in the proxy statement for the Diamond Offshore 2025 annual meeting.

EXPERTS

Noble

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control Over Financial Reporting) of Noble Corporation plc (Successor) incorporated in this proxy statement/prospectus by reference to Noble Corporation plc’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s emergence from bankruptcy as described in Note 1 to the financial statements and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Noble Corporation plc (Predecessor) incorporated in this proxy statement/prospectus by reference to Noble Corporation plc’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s adoption of fresh start accounting as of February 5, 2021 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Diamond Offshore

The financial statements of Diamond Offshore as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Diamond Offshore’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified Diamond Offshore of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Diamond Offshore at its address identified below. Diamond Offshore will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Oral or written requests for additional copies should be directed to Diamond Offshore, Attn: David L. Roland, Corporate Secretary, Diamond Offshore, 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079.

WHERE YOU CAN FIND MORE INFORMATION

Noble and Diamond Offshore file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access this information at the SEC’s internet website that contains reports, proxy statements and other information regarding issuers, including Noble and Diamond Offshore, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Noble has filed with the SEC a registration statement on Form S-4 of which this proxy statement/ prospectus forms a part. The registration statement registers the Noble ordinary shares to be issued to Diamond Offshore stockholders in connection with the transactions. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Noble and Diamond Offshore, respectively. The rules and regulations of the SEC allow Noble and Diamond Offshore to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Noble and Diamond Offshore to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Noble and Diamond Offshore have previously filed with the SEC. They contain important information about the companies and their financial condition.

Noble SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on February 23, 2024;

•	Definitive proxy statement on Schedule 14A for the 2024 annual meeting of stockholders filed with the SEC on April 10, 2024;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 7, 2024;

•	Current Reports on Form 8-K filed with the SEC on May 21, 2024, June 10, 2024 and June 27, 2024; and

•	The description of the Noble ordinary shares contained in Exhibit 4.2 to Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on February 23, 2024.

Diamond Offshore SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on February 28, 2024;

•	Definitive proxy statement on Schedule 14A for the 2024 annual meeting of stockholders filed with the SEC on March 28, 2024;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 8, 2024;

•	Current Reports on Form 8-K filed with the SEC on January 19, 2024, February 5, 2024, March 15, 2024 (both Current Reports on Form 8-K), April 23, 2024, May 9, 2024 and June 10, 2024; and

•

The description of Diamond Offshore’s securities contained in Exhibit 4.2 to Diamond Offshore’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on February 28, 2024.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, each of Noble and Diamond Offshore incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting (excluding any Current Reports on Form 8-K to the extent that disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Noble or Diamond Offshore, as applicable, by requesting them in writing or by telephone as follows:

Noble Corporation plc 13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478 Attention: Investor Relations Telephone: (281) 276-6100	Diamond Offshore Drilling, Inc. 777 N. Eldridge Parkway, Suite 1100 Houston, Texas 77079 Attention: Investor Relations Telephone: (281) 492-5300

These documents are available from Noble or Diamond Offshore, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Noble and Diamond Offshore at their internet websites at www.noblecorp.com and www.diamondoffshore.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Innisfree, Diamond Offshore’s proxy solicitor, at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Diamond Offshore stockholders may call: (877) 750-9497 (TOLL-FREE from the United States and Canada)

or +1 (412) 232-3651 (from other locations)

Banks and brokers may call collect: (212) 750-5833

If you are a stockholder of Diamond Offshore and would like to request documents, please do so by [—], 2024, which is five business days before the special meeting, to receive them before the meeting. If you request any documents from Noble or Diamond Offshore, Noble or Diamond Offshore, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after Noble or Diamond Offshore, as the case may be, receives your request.

This proxy statement/prospectus is a prospectus of Noble and a proxy statement of Diamond Offshore for the special meeting. Neither Noble nor Diamond Offshore has authorized anyone to give any information or make any representation about the merger or Noble or Diamond Offshore that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Noble or Diamond Offshore has incorporated by reference into this proxy statement/prospectus. Noble and Diamond Offshore take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. Therefore, if anyone does give you information of this sort, you should not rely on it.

This proxy statement/prospectus is dated [—], 2024. You should not assume that the information is accurate as of any date other than that date, and neither its mailing to Diamond Offshore stockholders nor the issuance of shares of Noble ordinary shares in the transactions will create any implication to the contrary. Neither Noble nor Diamond Offshore assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

ANNEXES

Annex A: Agreement and Plan of Merger

Annex B: Opinion of Guggenheim Securities, LLC

Annex C: Opinion of TPH&Co.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

NOBLE CORPORATION PLC,

DOLPHIN MERGER SUB 1, INC.,

DOLPHIN MERGER SUB 2, INC.

and

DIAMOND OFFSHORE DRILLING, INC.

Dated as of June 9, 2024

A-i

A-ii

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

Exhibits

Exhibit A – Charter of Surviving Entity in the First Merger

Exhibit B – Charter of Surviving Entity in the Second Merger

A-iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2024 (this “Agreement”), by and among Noble Corporation plc, a public limited company organized under the Laws of England and Wales (“Parent”), Dolphin Merger Sub 1, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Merger Sub 1”), Dolphin Merger Sub 2, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Merger Sub 2”), and Diamond Offshore Drilling, Inc., a Delaware corporation (the “Company”). Capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, each of the Boards of Directors of Parent, the Company, Merger Sub 1 and Merger Sub 2 has approved, and has deemed it advisable and in the best interests of such company and its stockholders, to consummate the business combination transaction provided for herein, pursuant to which Merger Sub 1 will merge with and into the Company, with the Company surviving as a wholly owned indirect Subsidiary of Parent (the “First Merger”) and the subsequent merger of the Company, as the surviving entity in the First Merger, with and into Merger Sub 2, with Merger Sub 2 surviving as an indirect wholly owned Subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) approved, authorized and adopted this Agreement and the transactions contemplated by this Agreement, including the Parent Share Issuance and (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Parent and its shareholders as a whole to consummate the transactions contemplated by this Agreement, including the Parent Share Issuance;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved, authorized and adopted this Agreement and the transactions contemplated by this Agreement, including the First Merger, (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of the Company and its stockholders to consummate the transactions contemplated by this Agreement, including the First Merger in which the issued and outstanding shares of capital stock of the Company will be converted into the right to receive the Merger Consideration and (iii) resolved to recommend the approval and adoption of this Agreement by the Company’s stockholders;

WHEREAS, the Board of Directors of Merger Sub 1 (the “Merger Sub 1 Board”) has (i) approved, authorized and adopted this Agreement and the transactions contemplated by this Agreement, including the First Merger, (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Merger Sub 1 and its sole stockholder to consummate the transactions contemplated by this Agreement, including the First Merger, and (iii) resolved to recommend the approval and adoption of this Agreement and the transactions contemplated by this Agreement, including the First Merger, by Merger Sub 1’s sole stockholder;

WHEREAS, the Board of Directors of Merger Sub 2 (the “Merger Sub 2 Board”) has (i) approved, authorized and adopted this Agreement and the transactions contemplated by this Agreement, including the Second Merger, (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Merger Sub 2 and its sole stockholder to consummate the transactions contemplated by this Agreement, including the Second Merger, and (iii) resolved to recommend the approval and adoption of this Agreement and the transactions contemplated by this Agreement, including the Second Merger, by Merger Sub 2’s sole stockholder;

WHEREAS, Parent, as the sole stockholder of each of Merger Sub 1 and Merger Sub 2, will approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Mergers, promptly following its execution;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, (A) will constitute an integrated plan described in Rev. Rul. 2001-46. 2001-2 C.B. 321, and will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder and (B) not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)) (clauses (A) and (B), together, the “Intended Tax Treatment”) and (ii) the parties intend, by executing this Agreement, to adopt this Agreement and a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, Parent, as holder of all of the outstanding stock of the Company, as the surviving entity in the First Merger after the First Merger Effective Time, is expected to following the execution and delivery hereof, by written consent, approve and adopt this Agreement and the transactions contemplated hereby, including the Second Merger; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) As used in this Agreement, the following terms have the following respective meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to those contained in the confidentiality provisions of the Confidentiality Agreement and which does not (A) include any provision calling for an exclusive right to negotiate with the Company or Parent, as applicable, (B) provide for the reimbursement by the Company or any of its subsidiaries or Parent or any of its subsidiaries, as applicable, of any counterparty costs or expenses, or (C) in any way prohibit or restrict the Company or Parent, as applicable, from complying with its respective obligations under this Agreement.

“Action” means any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“Acquisition Opportunity” means any investment, acquisition, divestiture or other business combination.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, the Persons set forth on Section 1.1(a)(i) of the Parent Disclosure Letter (and any of their respective Affiliates) shall not be considered Affiliates of Parent.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, or any other Governmental Entity of any jurisdiction with responsibility for enforcing any Antitrust Laws.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any law, rule, or regulation requiring or permitting parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, acquisition or joint venture.

“Appraisal Shares” has the meaning set forth in Section 3.2(a).

“Book-Entry Shares” has the meaning set forth in Section 3.1(d).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York or Houston, Texas are authorized or required by Law or executive order to be closed.

“Cancelled Shares” has the meaning set forth in Section 3.1(a)(ii).

“CERCLA” has the meaning set forth in Section 4.8(c).

“Certificate of First Merger” has the meaning set forth in Section 2.2(a).

“Certificate of Second Merger” has the meaning set forth in Section 2.2(d).

“Certificates” has the meaning set forth in Section 3.1(d).

“Closing Date” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Alternative Acquisition Agreement” has the meaning set forth in Section 6.5(a).

“Company Alternative Proposal” means any bona fide written proposal or offer made by any Person other than Parent and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (b) the direct or indirect acquisition by any such Person or its Affiliates (including by any asset acquisition, joint venture or similar transaction) of any business or assets of the Company or any of its Subsidiaries that, individually or in the aggregate, constitutes twenty percent (20%) or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, (c) the direct or indirect acquisition by any such Person or its Affiliates of twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, including any tender offer or exchange offer that, if consummated, would result in any such Person or its Affiliates beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business, individually or in the aggregate, constitutes twenty percent (20%) or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

“Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, whether or not such plans are subject to ERISA, and any other employee benefit or compensation plan, program or arrangement, including but not limited to any bonus, incentive, retention, stay bonuses, change in control or transaction, deferred compensation, severance, separation pay, termination, vacation, stock option, stock purchase, restricted stock, stock appreciation right, phantom equity, or other equity or equity-based incentives, employment, individual consulting, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by the Company or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to the Company and its Subsidiaries), in each case, that is (x) sponsored, maintained, contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or individual consultants of the Company or any of its Subsidiaries or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Company Board” has the meaning set forth in the Recitals.

“Company Capitalization Date” has the meaning set forth in Section 4.2(a).

“Company Change of Recommendation” has the meaning set forth in Section 6.5(d).

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Credit Agreement” means that certain Credit Agreement, dated as of April 23, 2021, by and among, inter alios, the Company, Diamond Foreign Asset Company, the lenders party thereto from time to time and HSBC Bank USA, National Association, as administrative agent and collateral agent, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of March 24, 2023, and that certain Amendment No. 2 to Credit Agreement, dated as of September 12, 2023.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Equity Awards” means the Company RSU Awards and the Company PSU Awards.

“Company Equity Plan” means the Company’s 2021 Long-Term Stock Incentive Plan.

“Company Financial Advisor” has the meaning set forth in Section 4.20.

“Company Fleet Report” has the meaning set forth in Section 4.24.

“Company Indemnified Parties” has the meaning set forth in Section 6.13(a).

“Company Intervening Event” has the meaning set forth in Section 6.5(d).

“Company Leased Real Property” has the meaning set forth in Section 4.16.

“Company Material Adverse Effect” means any event, change, fact, circumstance, occurrence, development, condition or effect (collectively, “Effects”) that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Company Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Company Common Stock (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which the Company and its Subsidiaries operate, (iv) (A) the negotiation, execution, or delivery of this Agreement or (B) the public announcement, pendency or consummation of the Mergers or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners or any litigation relating to the Mergers or this Agreement; provided, that this clause (iv) shall not apply with respect to any representations and warranties of the Company specifically addressing the impact of the Mergers or this Agreement on such matters and any conditions related thereto, (v) the identity of Parent or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, tsunami, flood, earthquake, mudslide, wild fires, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations (or the official interpretation thereof) of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (xii) any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions, (xiii) any Action commenced by any stockholder of the Company (on its own behalf or on behalf of the Company) arising out of or related to this Agreement or the Mergers or other transactions contemplated hereby alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or the Mergers or any other transactions contemplated hereby, or (xiv) any Action commenced after the date hereof under Antitrust Laws in relation to the transactions contemplated hereby; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have an incremental and disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate, but only to the extent of such incremental and disproportionate adverse effect; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any uncontrolled blowout with respect to any equipment operated by the Company or any of its Subsidiaries may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party that (i) would be a “material contract” of the Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of the Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,500,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $2,500,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $15,000,000 that has not yet been consummated or pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $2,500,000; or (B) gives any Person the right to acquire any assets of the Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $2,500,000; (vii) is a Contract between any of the Company or any of its Subsidiaries, on the one hand, and any stockholder of the Company holding five percent (5%) or more of the issued and outstanding Company Common Stock or Company Warrants, on the other hand (other than the Company Credit Agreement); (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or individual consultants; (x) is a Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to the Company and its Subsidiaries, taken as a whole, or obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; (xi) is a Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be; (xii) by its terms, upon either (or both) (A) the execution and delivery of this Agreement or (B) the consummation of the Mergers and the other transactions contemplated by this Agreement, would, or would reasonably be expected to (1) result in a violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any such Contract or (2) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets that is material to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole; (xiii) grants (A) rights of first refusal, rights of first negotiation or similar rights with respect to any asset that is material to the Company and its Subsidiaries, taken as a whole, or (B) puts, calls or similar rights, to any Person (other than the Company or a wholly-owned Subsidiary of the Company) with respect to any asset that is material to the Company; (xiv) provides for drilling unit construction, repair, modification, life extension, overhaul or conversion for an amount in excess of $50,000,000; or (xv) is a Contract with a customer (A) with total amounts paid under such Contract of more than $50,000,000 and (B) with a remaining duration of greater than 180 days, including fixed price customer options; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.

“Company Meeting” has the meaning set forth in Section 6.7(a).

“Company Owned Real Property” has the meaning set forth in Section 4.16.

“Company Permits” has the meaning set forth in Section 4.7(c).

“Company Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company PSU Award” means each award of performance-vesting restricted stock units representing the right to receive Company Shares, or value in cash based on the value of Company Shares, granted under the Company Equity Plan that, as of the grant date, was subject to performance-based vesting conditions.

“Company Real Property” has the meaning set forth in Section 4.16.

“Company Recommendation” has the meaning set forth in Section 4.3(a).

“Company RSU Awards” means each award of restricted stock units representing the right to receive Company Shares, or value in cash based on the value of Company Shares, granted under the Company Equity Plan, that is not a Company PSU Award.

“Company SEC Documents” has the meaning set forth in Section 4.4(a).

“Company Share” means a share of Company Common Stock.

“Company Stockholder Approval” has the meaning set forth in Section 4.22.

“Company Superior Proposal” means any Company Alternative Proposal (with references therein to “twenty percent (20%) or more” to be replaced with “at least a majority”) that did not result from or arise in connection with any breach in any material respect of Section 6.5 and that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Company Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Company Alternative Proposal, and all legal, financial and regulatory aspects of such Company Alternative Proposal and this Agreement), and any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Parent in response to such Company Alternative Proposal, to be more favorable to holders of Company Common Stock than the transactions contemplated by this Agreement.

“Company Termination Fee” means an amount equal to $60,000,000.

“Company Warrant Agreement” means that certain Warrant Agreement, dated as of April 23, 2021, between the Company, Computershare, Inc. and Computershare Trust Company, N.A.

“Company Warrants” mean the warrants of the Company, which expire at the Termination Date (as defined in the Company Warrant Agreement), initially exercisable for 7,500,000 shares of Company Common Stock in the aggregate as provided in, issued pursuant to, and subject to the terms, conditions and rights set forth in the Company Warrant Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 6.4(b).

“Contaminants” has the meaning set forth in Section 4.15(b).

“Continuing Employees” has the meaning set forth in Section 6.9(a).

“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.

“DGCL” has the meaning set forth in the Section 2.1(c).

“Effective Time” has the meaning set forth in Section 2.2(c).

“Effects” has the meaning set forth in the definition of “Company Material Adverse Effect”.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 4.8(d).

“Equity Award Exchange Ratio” has the meaning set forth in Section 3.4(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(a).

“Export Control Laws” means all Laws and regulations related to the regulation of imports, exports, re-exports, transfers, releases, shipments, transmissions or any other provision or receipt of goods, technology, software or services, including (a) the United States International Traffic in Arms Regulations administered by the United States State Department’s Directorate of Defense Trade Controls; (b) the Export Administration Regulations administered by the United States Commerce Department (including the antiboycott regulations administered by the Office of Antiboycott Compliance); (c) nuclear export regulations administered by the United States Nuclear Regulatory Commission and the United States Department of Energy; (d) United States customs regulations administered by United States Customs and Border Protection; (e) the EU Dual-Use Regulation, Council Regulation (EC) No 428/2009 (and associated amendments); and (f) all other applicable import and export controls in the countries in which the party conducts business.

“First Merger” has the meaning set forth in the Recitals.

“First Merger Effective Time” has the meaning set forth in Section 2.2(b).

“Former Company Holders” has the meaning set forth in Section 3.3(b).

“Former Company Shares” has the meaning set forth in Section 3.3(b)(i).

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries, the generally accepted accounting principles applicable thereto.

“Government Contracts” has the meaning set forth in Section 4.19(a).

“Governmental Entity” has the meaning set forth in Section 4.3(b).

“Hazardous Substance” has the meaning set forth in Section 4.8(e).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Insiders” has the meaning set forth in Section 6.14.

“Intellectual Property” has the meaning set forth in Section 4.15(a).

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“IRS” has the meaning set forth in Section 4.9(a).

“IT Systems” has the meaning set forth in Section 4.15(b).

“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual listed on Section 1.1(a)(ii) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of each individual listed on Section 1.1(b) of the Company Disclosure Letter.

“Law” has the meaning set forth in Section 4.7(a).

“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by the Company or any of its Subsidiaries or by Parent or any of its Subsidiaries, as applicable.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub 1” has the meaning set forth in the Preamble.

“Merger Sub 2” has the meaning set forth in the Preamble.

“Merger Sub 1 Board” has the meaning set forth in the Recitals.

“Merger Sub 2 Board” has the meaning set forth in the Recitals.

“Merger Sub 1 Common Stock” has the meaning set forth in Section 5.2(a).

“Merger Sub 2 Common Stock” has the meaning set forth in Section 5.2(a).

“Merger Sub 1 Stockholder Approval” has the meaning set forth in Section 5.16.

“Merger Sub 2 Stockholder Approval” has the meaning set forth in Section 5.16.

“Mergers” has the meaning set forth in the Recitals.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“New Plans” has the meaning set forth in Section 6.9(b).

“No Vote Termination Fee” means an amount equal to $16,500,000.

“Old Plans” has the meaning set forth in Section 6.9(b).

“Order” means any order, judgment, writ, decree or injunction, whether temporary, preliminary or permanent, issued by any court, agency or other Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 5.3(b).

“Parent Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, whether or not such plans are subject to ERISA, and any other employee benefit or compensation plan, program or arrangement, including but not limited to any bonus, incentive, retention, stay bonuses, change in control or transaction, deferred compensation, severance, separation pay, termination, vacation, stock option, stock purchase, restricted stock, stock appreciation right, phantom equity, or other equity or equity-based incentives, employment, individual consulting, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Parent or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Parent and its Subsidiaries), in each case, that is (x) sponsored, maintained, contributed to or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or individual consultants of Parent or its Subsidiaries or (y) for which Parent or any of its Subsidiaries has any direct or indirect liability.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Capitalization Date” has the meaning set forth in Section 5.2(a).

“Parent Closing Price” has the meaning set forth in Section 3.3(d).

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Equity Award” means each right to acquire Parent Shares granted under any Parent Equity Plan.

“Parent Equity Plan” means, together, the Parent 2021 Long-Term Incentive Plan, effective February 18, 2021 and the Parent 2022 Long-Term Incentive Plan, effective September 30, 2022.

“Parent Financial Advisor” has the meaning set forth in Section 5.15.

“Parent Fleet Report” has the meaning set forth in Section 5.20.

“Parent Leased Real Property” means each real property leased by Parent or any Parent Significant Subsidiaries.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been a Parent Material Adverse

Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Parent Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which Parent and its Subsidiaries operate, (iv) (A) the negotiation, execution, or delivery of this Agreement or (B) the public announcement, pendency or consummation of the Mergers or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners, or any litigation relating to this Agreement or the Merger; provided, that this clause (iv) shall not apply with respect to any representations and warranties of Parent specifically addressing the impact of the Mergers or this Agreement on such matters and any conditions related thereto, (v) the identity of the Company or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by the Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, tsunami, flood, earthquake, mudslide, wild fire, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations (or the official interpretation thereof) of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (xii) any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions, (xiii) any Action commenced by any shareholder of Parent (on its own behalf or on behalf of Parent) arising out of or related to this Agreement or the Mergers or other transactions contemplated hereby alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or the Mergers or any other transactions contemplated hereby, or (xiv) any Action commenced after the date hereof under Antitrust Laws in relation to the transactions contemplated hereby; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have an incremental and disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate, but only to the extent of such incremental and disproportionate adverse effect; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any uncontrolled blowout with respect to any equipment operated by Parent or any of its Subsidiaries may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party that: (i) would be a “material contract” of Parent (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $7,500,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require Parent or any of its Subsidiaries to pay consideration of more than $7,500,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Parent and its Subsidiaries, taken as a whole, the ability of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $45,000,000 that has not yet been consummated or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $7,500,000; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries

(excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $7,500,000; (vii) is a Contract between any of Parent or any of its Subsidiaries, on the one hand, and any shareholder of Parent holding five percent (5%) or more of the issued and outstanding Parent Shares, on the other hand; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or individual consultants; (x) is a Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, or obligates Parent or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; (xi) is a Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be; (xii) by its terms, upon either (or both) (A) the execution and delivery of this Agreement or (B) the consummation of the Mergers and the other transactions contemplated by this Agreement, would, or would reasonably be expected to (1) result in a violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any such Contract or (2) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Parent or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole; (xiii) grants (A) rights of first refusal, rights of first negotiation or similar rights, or (B) puts, calls or similar rights, to any Person (other than the Parent or a wholly-owned Subsidiary of the Parent) with respect to any asset that is material to the Parent and its Subsidiaries, taken as a whole; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.

“Parent Owned Real Property” means each real property owned by Parent or any Parent Significant Subsidiaries.

“Parent Permits” has the meaning set forth in Section 5.7(c).

“Parent Real Property” means the Parent Leased Real Property and the Parent Owned Real Property.

“Parent SEC Documents” has the meaning set forth in Section 5.4(a).

“Parent Shares” means the ordinary shares, $0.00001 nominal value per share, of Parent.

“Parent Share Issuance” means the issuance of Parent Shares in connection with the First Merger on the terms and subject to the conditions of this Agreement.

“Parent Warrant Agreements” means, collectively, (i) the Tranche 1 Warrant Agreement, (ii) the Tranche 2 Warrant Agreement and (iii) the Tranche 3 Warrant Agreement, each dated as of September 30, 2022, between Parent, Computershare Inc. and Computershare Trust Company, N.A.

“Parent Warrants” means the warrants issued by Parent pursuant to the Parent Warrant Agreements, which expire in accordance with the terms of each applicable Parent Warrant Agreement.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the relevant Person’s financial statements in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ or other similar liens arising in the ordinary course of business for amounts that are not delinquent and that will be paid in the ordinary course of business, or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the relevant Person’s financial statements in accordance with GAAP, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real Property that are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, in any material respect, (e) statutory Liens in favor of lessors arising in connection with any property leased to the Company or any of its Subsidiaries or to Parent or any of its Subsidiaries, as applicable, (f) Liens that are disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants and other non-monetary Liens and title imperfections which, in each case of this clause (i), would not, individually or in the aggregate, interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries in any material respects, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants and other non-monetary Liens and title imperfections which, in each case of this clause (j), would not, individually or in the aggregate, materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries in any material respects, (k) pledges and Liens to secure the performance of bids, trade contracts, drilling contracts and leases (other than indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (including Liens on cash and cash equivalents to secure letters of credit or bank guarantees issued to support such obligations), (l) Liens arising under a contract over goods, documents of title to and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers in the ordinary course of business, and (m) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business and not as a result of any default or omission by the Company or Parent, as applicable, or any of their respective Subsidiaries.

“Payoff Amount” has the meaning set forth in Section 3.6.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Per Share Cash Consideration” has the meaning set forth in Section 3.1(a).

“Policies” has the meaning set forth in Section 4.18.

“Proxy Statement/Prospectus” has the meaning set forth in Section 4.12.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with any epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions.

“Registration Statement” has the meaning set forth in Section 4.12.

“Related Parties” has the meaning set forth in Section 1.3.

“Remedy Action” has the meaning set forth in Section 6.10(b).

“Representatives” means, with respect to a Person, such Person’s investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives.

“Requisite Company Stockholders” means the stockholders of the Company holding at least a majority of the outstanding shares of Company Common Stock.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” has the meaning set forth in the Recitals.

“Section 16 Information” has the meaning set forth in Section 6.14.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that constitutes a “significant subsidiary” of a Person within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

“Specified Approvals” has the meaning set forth in Section 4.3(b).

“Subsidiary” means, with respect to any party, (a) any corporation, partnership, association, trust or other form of legal entity of which more than fifty percent (50%) of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Takeover Law” has the meaning set forth in Section 4.23.

“Tax Return” has the meaning set forth in Section 4.13(g)(ii).

“Taxes” has the meaning set forth in Section 4.13(g)(i).

“Termination Date” has the meaning set forth in Section 6.1(a).

“Trade Sanctions” means economic or trade sanctions administered by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, or His Majesty’s Treasury.

“Transaction Committee” has the meaning set forth in Section 6.10(d).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the U.S. Department of Treasury with respect to the Code.

“Willful and Material Breach” means a material breach of this Agreement that is the consequence of an intentional act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a breach of this Agreement.

Section 1.2 Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3 Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “disclosed” or “made available” (or similar terms) when used in this Agreement shall mean such information or materials have been delivered or produced to Parent, Company and their respective representatives via virtual data room (provided that such information or materials were not removed from such virtual data room (with Parent or the Company having had continuous access to such information or materials through the execution and delivery of this Agreement), or included in the Company SEC Disclosures or in the Parent SEC Documents, or otherwise delivered to such party, in each case prior to 5:00 p.m. Eastern Time on the day this Agreement is executed and delivered; provided, however, that for the purposes of this Agreement, such information, data, material, document or other item of disclosure shall only be deemed to be “made available” to the extent such information, material, data, document or other item of disclosure was available for review by the other party or its respective Representatives in unredacted form. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it were drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, for the purposes of this Agreement, with respect to Parent or the Company, the term “Affiliate” or “Representative” shall not include, and no provision of this Agreement shall be applicable to, (i) any investment funds, accounts or companies advised or managed by any equityholder of either Parent or the Company or any Affiliate thereof (“Related Parties”), (ii) the direct or indirect portfolio companies of investment funds, accounts and companies advised or managed by any Related Party or (iii) any of their respective Affiliates.

ARTICLE II

THE MERGERS

Section 2.1 The Mergers. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time:

(a) At the First Merger Effective Time, Merger Sub 1 shall be merged with and into the Company, with the Company as the surviving entity in the First Merger and a wholly owned indirect subsidiary of Parent. The Company will be the surviving entity in the First Merger, and the separate existence of Merger Sub 1 shall cease. As a result of the First Merger, the Company, as the surviving entity in the First Merger shall become an indirect wholly owned Subsidiary of Parent.

(b) Immediately following the First Merger, at the Effective Time, the Company, as the surviving entity in the First Merger, shall be merged with and into Merger Sub 2, with Merger Sub 2 as the surviving entity in the Second Merger and a wholly owned indirect subsidiary of Parent. Merger Sub 2 will be the surviving entity in the Second Merger, and the separate existence of the Company, as the surviving entity in the First Merger, shall cease. As a result of the Second Merger, Merger Sub 2, as the surviving entity in the Second Merger, shall continue to be an indirect wholly owned Subsidiary of Parent.

(c) Each of the Mergers will have the effects set forth in the Delaware General Corporation Law (the “DGCL”).

Section 2.2 Effective Times of the Mergers. Subject to the provisions of this Agreement, on the Closing Date, the parties hereto shall (and shall cause their Subsidiaries to) cause the following to occur:

(a) Merger Sub 1 and the Company shall execute and deliver for filing a certificate of merger (the “Certificate of First Merger”) to the Secretary of State for the State of Delaware, in such form and manner provided in the DGCL. The applicable parties thereto shall make all other filings or recordings required under the DGCL to effect the First Merger.

(b)  The First Merger shall become effective upon the filing of the Certificate of First Merger with the Secretary of State for the State of Delaware or at such time thereafter as is provided in the Certificate of First Merger as agreed between the parties (such time, the “First Merger Effective Time”).

(c) Merger Sub 2 and the Company shall execute and deliver for filing a certificate of merger (the “Certificate of Second Merger”) to the Secretary of State for the State of Delaware, in such form and manner provided in the DGCL. The applicable parties thereto shall make all other filings or recordings required under the DGCL to effect the Second Merger.

(d) The Second Merger shall become effective upon the filing of the Certificate of Second Merger with the Secretary of State for the State of Delaware or at such time thereafter as is provided in the Certificate of Second Merger as agreed between the parties (such time, the “Effective Time”).

Section 2.3 Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY, or remotely by exchange of documents and signatures, on the second (2nd) Business Day after the satisfaction or waiver in accordance with this Agreement by the parties hereto having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the parties hereto having the benefit of the applicable condition) of all conditions at the Closing), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.4 Charter and Bylaws of the Surviving Entity.

(a) At the First Merger Effective Time, the charter of the Company, as the surviving entity in the First Merger, shall be amended and restated so as to read in its entirety as the charter of Merger Sub 1 as in effect immediately prior to the First Merger Effective Time and as set forth in Exhibit A.

(b) At the First Merger Effective Time, the bylaws of the Company, as the surviving entity in the First Merger, shall be amended and restated so as to read in its entirety as the bylaws of Merger Sub 1 as in effect immediately prior to the First Merger Effective Time, except that all references therein to Merger Sub 1 shall be automatically amended and shall become references to the Company.

(c) At the Effective Time, the charter of Merger Sub 2, as the surviving entity in the Second Merger, shall be the charter of Merger Sub 2 as in effect immediately prior to the Effective Time and as set forth in Exhibit B.

(d) At the Effective Time, the bylaws of Merger Sub 2, as the surviving entity in the Second Merger, as in effect immediately prior to the Effective Time shall continue to be the bylaws of Merger Sub 2.

Section 2.5 Officers and Directors of the Surviving Entity. At the First Merger Effective Time, the directors and officers of Merger Sub 1 shall be the directors and officers (with the offices indicated therein) of the Company, as the surviving entity in the First Merger. At the Effective Time, the directors and officers of Merger Sub 2 shall be the directors and officers (with the offices indicated therein) of Merger Sub 2, as the surviving entity in the Second Merger.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1 Conversion of Company Securities.

(a) Effect of First Merger. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub 1, the Company or the holders of any of the following securities:

(i) Conversion of Company Common Stock. Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Appraisal Shares), shall be converted automatically into the right to receive the following consideration (collectively, the “Merger Consideration”): (i) $5.65 in cash, without interest, payable to the holder of each Company Share (the “Per Share Cash Consideration”), (ii) 0.2316 shares (the “Exchange Ratio”) of validly issued, fully paid and non-assessable Parent Shares and (iii) any cash in lieu of fractional Parent Shares to be paid pursuant to Section 3.1(e).

(ii) Company and Parent-Owned Company Shares. Each Company Share owned by the Company, the Merger Sub 1, Merger Sub 2 or Parent (“Cancelled Shares”), in each case, immediately prior to the First Merger Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(iii) Conversion of Merger Sub 1 Stock. Each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock of the Company, as the surviving entity in the First Merger.

(b) Effect of Second Merger. At the Effective Time, by virtue of the Second Merger and without any action on the part of Parent, Merger Sub 2, the Company, as the surviving entity in the First Merger, or the holders of any of the securities in the Company issued or outstanding either prior to or after the First Merger Effective Time, each share of common stock of the Company, as the surviving entity in the First Merger, issued and outstanding immediately prior to the Effective Time and each share of common stock of Merger Sub 2 issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock of Merger Sub 2, as the surviving entity in the second Merger.

(c) Conversion of Company Warrants. At the First Merger Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the First Merger Effective Time, shall immediately be assumed by Parent and for ninety (90) days after the Effective Time shall remain outstanding and during such ninety (90)-day period shall, in lieu of the number of Company Shares then exercisable under such Company Warrant prior to the First Merger Effective Time, be exercisable for the Merger Consideration to which the holder would have been entitled upon consummation of the First Merger, if the holder of such Company Warrant had exercised the Company Warrant in full immediately prior to the First Merger Effective Time and acquired the applicable number of Company Shares then issuable upon exercise of the Company Warrant as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of the Company Warrants but taking into account the payment of the Warrant Exercise Price (as defined in the Company Warrant Agreement) (or exercise on a “cashless basis”)).

(d) Exchange of Certificates and Book-Entry Shares. Certificates that immediately prior to the First Merger Effective Time represented Company Shares (the “Certificates”) and Company Shares represented by book-entry (the “Book-Entry Shares”) shall be exchanged in accordance with Section 3.3.

(e) Adjustments. If, after the date hereof and prior to the First Merger Effective Time, either (i) Parent pays a dividend in, splits, combines into a smaller number of shares or issues by reclassification any Parent Shares, or (ii) the Company pays a dividend in, splits, combines into a smaller number of shares or issues by reclassification any Company Shares, then the Merger Consideration, the Per Share Cash Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to Parent and the holders of the Company Shares and Company Warrants the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Per Share Cash Consideration, the Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this sentence; provided that (A) nothing in this Section 3.1(e) shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by this Agreement and (B) any cash dividend or equity issuance (including grant of equity compensation) that is not otherwise prohibited by the terms of this Agreement shall not result in any adjustment to the Merger Consideration, the Per Share Cash Consideration, the Exchange Ratio or other dependent item.

Section 3.2 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the First Merger Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1(a)(i), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the First Merger Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 3.1(a)(i), without interest thereon.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares (as well as withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL), and Parent shall have the right to participate in all negotiations and Actions with respect to such demands and the Company shall consider in good faith comments or suggestions proposed by Parent with respect to such demands. Prior to the First Merger Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Prior to the First Merger Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.3 Deposit of Merger Consideration and Exchange Procedures.

(a) Deposit of Merger Consideration. Prior to the First Merger Effective Time, Parent shall appoint a U.S. bank or trust company or other Person that is reasonably acceptable to the Company to act as an exchange agent hereunder (the “Exchange Agent”), for the purpose of exchanging Certificates and Book-Entry Shares and the payment of the aggregate Merger Consideration in accordance with the terms of this Article III. Parent will make available to the Exchange Agent, as needed, evidence of shares in book-entry form, representing Parent Shares that are issuable pursuant to this Article III in respect of Company Shares for which Certificates or Book-Entry Shares have been properly delivered to the Exchange Agent and the cash to make the payments contemplated by Section 3.1(a). Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent’s obligations to make the payments contemplated by Section 3.1(a). Such Parent Shares and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures; Fractional Shares.

(i) As promptly as practicable after the Closing, but in no event later than three (3) Business Days following the Closing, Parent shall cause the Exchange Agent to mail and otherwise make available to each holder of record, as of the First Merger Effective Time, of Company Common Stock (such holders, the “Former Company Holders”, and such shares, the “Former Company Shares”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such Former Company Shares shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment of the Merger Consideration therefor. Such letter of transmittal shall be in such form and have such other provisions as Parent, the Exchange Agent and the Company may specify. Each Former Company Holder who surrenders to the Exchange Agent Certificate(s), together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, shall be entitled to receive in exchange therefor: (A) the number of whole Parent Shares, if any, into which such holder’s Company Shares represented by such holder’s properly surrendered Certificates were converted in accordance with this Article III, and such Certificates so surrendered shall be forthwith cancelled, and (B) a check in an amount of U.S. dollars equal to (I) the Per Share Cash Consideration that such holder has the right to receive pursuant to Section 3.1(a), (II) the amount of cash in lieu of fractional interests in Parent Shares to be paid pursuant to Section 3.3(d), if any, plus (III) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.3(c); provided, that, prior to the Closing, the Company and its Subsidiaries shall reasonably cooperate with Parent in preparation for the matters contemplated by this Section 3.3(b).

(ii) As promptly as practicable after the Effective Time, but in no event later than three (3) Business Days following the Effective Time, Parent shall instruct the Exchange Agent to mail and otherwise make available to each Former Company Holder of Book-Entry Shares not held through The Depositary Trust Company (the “DTC”), (A) a notice advising such holders of the effectiveness of the First Merger, (B) a statement reflecting the number of Parent Shares (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Parent Shares, if any, that such holder has the right to receive pursuant to Article III (after taking into account all Company Shares then held by such holder) and (C) a check in an amount of U.S. dollars equal to (I) the Per Share Cash Consideration that such holder has the right to receive pursuant to Section 3.1(a), plus (II) the amount of cash in lieu of fractional interests in Parent Shares to be paid pursuant to Section 3.3(d), if any, plus (III) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.3(c). No interest shall be paid or accrued on any Merger Consideration or cash payable in respect of such dividends or other distributions that such holder has the right to receive.

(iii) With respect to Book-Entry Shares held through DTC, Parent and the Company shall reasonably cooperate prior to the Closing and the Mergers to establish procedures with the Exchange Agent and DTC with the goal of ensuring that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Company Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, (A) the aggregate Merger Consideration that holders of Book-Entry Shares have the right to receive pursuant to Section 3.1(a) and (B) any cash dividends or other distributions that DTC has the right to receive pursuant to Section 3.3(c).

(c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Shares issuable with respect to the Company Shares shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until those Certificates or Book-Entry Shares are surrendered as provided in this Article III. Upon surrender, there shall be issued and/or paid to the holder of the Parent Shares issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those Parent Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those Parent Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(d) No Fractional Shares. No certificates or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares evidencing Company Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. In lieu thereof, upon surrender of the applicable Certificates or Book-Entry Shares, Parent shall pay each holder of Company Common Stock an amount in cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all Company Shares held at the Effective Time) would otherwise be entitled, by (ii) the closing price on the NYSE for a Parent Share on the last trading day immediately preceding the Effective Time (the “Parent Closing Price”).

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the stockholders of the Company on the first (1st) anniversary of the Effective Time shall be delivered to Parent or transferred as otherwise directed by Parent, upon demand by Parent, and any stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for any part of the Merger Consideration and any dividends or distributions with respect to Parent Shares.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, (i) none of Parent, Merger Sub 1, Merger Sub 2 or the Company shall be liable to any holder of Company Shares for cash or Parent Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and (ii) any Merger Consideration (and any dividends or distributions with respect to Parent Shares to which such holder has the right to receive pursuant to Section 3.3(c)) remaining unclaimed by former holders of Company Shares three (3) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Closing of Transfer Books. The Parent Shares issued and cash paid pursuant to this Article III upon conversion of any Company Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Shares. From and after the First Merger Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the Company Shares that were outstanding, immediately prior to the First Merger Effective Time. If, after the First Merger Effective Time, Certificates or Book-Entry Shares are presented to the Company or the Exchange Agent for transfer or any other reason, they shall be cancelled and exchanged pursuant to this Article III.

(h) Investment of Cash by Exchange Agent. The Exchange Agent shall invest any cash delivered by Parent pursuant to Section 3.3(a) as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of Company Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid promptly to Parent.

(i) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such customary amount as the Company, as the surviving entity, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, if such Person has otherwise delivered a properly and duly executed letter of transmittal, pay and deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or distributions on the Certificate had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

Section 3.4 Treatment of Company Equity Awards.

(a) Each Company RSU Award that is outstanding immediately prior to the First Merger Effective Time shall, as of the First Merger Effective Time, cease to represent a right to acquire Company Shares (or value equivalent to Company Shares) and shall be converted, at the First Merger Effective Time, into the right to acquire, on the same terms and conditions as were applicable under the Company RSU Award (including, as applicable, dividend equivalent rights and any vesting conditions, including any accelerated vesting on a “qualifying termination” (as defined in the applicable award agreement)), the number of Parent Shares equal to the product of (1) the number of Company Shares subject to such Company RSU Awards immediately prior to the First Merger Effective Time and (2) the Equity Award Exchange Ratio; provided, however, that any resulting fractional Parent Share shall be treated in accordance with Section 3.3(d). For the avoidance of doubt, with respect to any Company RSU Award that is settled into Company Shares or cash at the First Merger Effective Time (including any Company RSU Award that vests as a result of a termination of employment at or immediately after the Effective Time) pursuant to the terms of the Company Equity Plan or in any award agreement, such Company RSU Award will be settled into cash or Company Shares, as applicable, immediately prior to the First Merger Effective Time and any such Company Shares received in settlement of any Company RSU Award shall be treated as set forth in Section 3.1. For purposes of this Section 3.4, the “Equity Award Exchange Ratio” shall be equal to the sum of (I) the Exchange Ratio plus (II) the quotient of (x) the Per Share Cash Consideration, divided by (y) the Parent Closing Price.

(b) Each Company PSU Award that is outstanding immediately prior to the First Merger Effective Time shall, as of the First Merger Effective Time, cease to represent a right to acquire Company Shares (or value equivalent to Company Shares) and shall be converted, at the First Merger Effective Time, into the right to acquire, on the same terms and conditions as were applicable under the Company PSU Award (including, as applicable, dividend equivalent rights and any vesting conditions, including any accelerated vesting on a “qualifying termination” (as defined in the applicable award agreement), but excluding any continued performance-based vesting requirements), the number of Parent Shares equal to the product of (A) the number of Company Shares subject to such Company PSU Award immediately prior to the Effective Time reflecting achievement of the applicable performance metrics at the greater of (1) the performance level determined in accordance with the performance criteria as otherwise provided in the applicable award agreement, and (2) the target performance level under the terms of the Company Equity Plan and the applicable award agreement multiplied by (B) the Equity Award Exchange Ratio; provided that any fractional Parent Shares shall be rounded to the nearest whole share, with such number of Company Shares equal to the number of Company Shares otherwise deliverable based on the greater of (1) the performance level determined in accordance with the performance criteria as otherwise provided in the applicable award agreement, and (2) the target performance level under the terms of the Company Equity Plan and the applicable award agreement. Notwithstanding the foregoing, with respect to any Company PSU Award that is settled into Company Shares or cash at the First Merger Effective Time as a result of a “qualifying termination” at or immediately after the Effective Time pursuant to the terms of the Company Equity Plan or in any award agreement, such Company PSU Award will be settled into cash or Company Shares in an amount reflecting achievement of the applicable performance metrics at the greater of (1) the performance level determined in accordance with the performance criteria as otherwise provided in the applicable award agreement, and (2) the target performance level under the terms of the Company Equity Plan and the applicable award agreement, as applicable, immediately prior to the First Merger

Effective Time and any such Company Shares received in settlement of any Company PSU Award shall be converted into the right to receive the Merger Consideration (less applicable withholding) as set forth in Section 3.1.

(c) Prior to the First Merger Effective Time, the Company will adopt such resolutions of the Company Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 3.4.

(d) To the extent that any award described in this Section 3.4 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 3.4. As of the First Merger Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) or a post-effective amendment to a previously filed registration statement under the Exchange Act with respect to Parent Shares subject to such Company Equity Awards and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Equity Awards remain outstanding. From and after the date of this Agreement, the Company and its Subsidiaries shall reasonably cooperate with Parent in preparing any such registration statements or post-effective amendments contemplated by this Section 3.4(e). With respect to those individuals who subsequent to the Mergers will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall use its reasonable best efforts to administer the Company Equity Plan assumed pursuant to this Section 3.4 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

Section 3.5 Withholding. Notwithstanding anything in this Agreement to the contrary, each of the Company (as the surviving entity in the First Merger), Merger Sub 1, Merger Sub 2, Merger Sub 2 (as the surviving entity in the Second Merger), Parent, the Company and the Exchange Agent, and each of their respective Affiliates, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law (and to the extent deductions and withholdings are required, such deductions and withholdings may be made in Parent Shares); provided, that, except as otherwise required by a change in applicable Tax Law, the parties hereto agree that the Merger Consideration payable or deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder. To the extent that amounts are so deducted or withheld by Parent, the Company (as the surviving entity), Merger Sub 1, Merger Sub 2, Merger Sub 2 (as the surviving entity), the Company or the Exchange Agent, or any of their respective Affiliates, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and, if withholding is made in Parent Shares the relevant withholding party shall be treated as having sold such Parent Shares on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding.

Section 3.6 Treatment of Company Indebtedness. The Company shall, and shall cause its applicable Subsidiaries to, deliver to Parent at least four (4) Business Days prior to the Closing Date (with drafts being delivered in advance as reasonably requested by Parent) (a) a copy of a payoff letter (the “Payoff Letter”) (subject to the delivery of funds as arranged by Parent) with respect to the Company Credit Agreement in customary form reasonably satisfactory to Parent, which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Company Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under the Payoff Letter, the Company Credit Agreement and all related loan documents shall be terminated and (iii) provide that all Liens and guarantees in connection with the Company Credit Agreement relating to the assets and properties of the Company or its Subsidiaries securing the obligations under the Company Credit Agreement shall be released and terminated upon payment of the Payoff Amount at the Closing and (b) all documentation relating to the release of all related Liens and guarantees with respect to the Company Credit Agreement (including any mortgage releases, termination statements on Form UCC-3, IP security interest terminations or other releases).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (a) in the Company SEC Documents filed after January 1, 2022 and prior to the date of this Agreement other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), the Company represents and warrants to Parent as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the charter and bylaws of the Company.

(b) Each of the Company’s Significant Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the charter and bylaws (or similar organizational documents) of each of the Company’s Significant Subsidiaries. Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of the Company and each Significant Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by the Company or by a direct or indirect, wholly owned Significant Subsidiary of the Company, free and clear of any Liens. No direct or indirect Significant Subsidiary of the Company owns any Company Shares or Company Equity Awards.

(c) Each drilling unit owned or leased by the Company or any of its Significant Subsidiaries, which is subject to classification, is in class (or in laid up status) and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 4.2 Capital Stock.

(a) The authorized share capital of the Company consists of 750,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the close of business on June 7, 2024 (the “Company Capitalization Date”), there were (i) 102,596,404 shares of Company Common Stock issued and outstanding, (ii) 965,488 shares of Company Common Stock held by the Company in its treasury, (iii) Company RSU Awards in respect of an aggregate of 1,843,242 shares of Company common stock, (iv) Company PSU Awards in respect of an aggregate of 1,843,233 shares of Company Common Stock (assuming target level achievement of the performance goals) and 2,394,468 shares of Company Common Stock (assuming maximum level achievement of the performance goals), and (v) 7,529,961 shares of Company Common Stock reserved for issuance upon exercise of the outstanding Company Warrants. As of the Company Capitalization Date, there were 3,864,117 shares of Company Common Stock available for issuance under the Company Equity Plan. As of the date of this Agreement, the Company Warrants are exercisable for 7,529,961 shares of Company Common Stock in the aggregate, at an exercise price of $29.22 per share. All outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. From the Company Capitalization Date, the Company has not issued any shares of its capital stock other than Company Shares that have become outstanding after the Company Capitalization Date that (x) were reserved for issuance as of the Company Capitalization Date as a result of the exercise, settlement or vesting of Company Equity Awards or Company Warrants, in each case, outstanding as of the Company Capitalization Date or (y) were issued in satisfaction of the exercise, settlement or vesting of Company Equity Awards granted in accordance with Section 6.1.

(b) Except as set forth in subsection (a) above, (i) there are no shares of capital stock or other equity interests or voting securities of the Company issued or outstanding other than shares of Company Common Stock that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above that (x) were reserved for issuance as of the Company Capitalization Date as a result of the exercise, settlement or vesting of Company Equity Awards or Company Warrants, in each case, outstanding as of the Company Capitalization Date or (y) were issued in satisfaction of the exercise, settlement or vesting of Company Equity Awards granted in accordance with Section 6.1, (ii) there are no outstanding subscriptions, options, warrants, restricted stock, stock appreciation rights, preemptive rights, phantom stock, restricted stock units, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which the Company or any of the Company’s Significant Subsidiaries is a party obligating the Company or any of the Company’s Significant Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests or voting securities of the Company or any Significant Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests or voting securities, (B) grant, extend or enter into any such subscription, option, warrant, call, restricted stock, stock appreciation rights, preemptive rights, phantom stock, restricted stock units, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or voting securities, and (iii) there are no outstanding obligations of the Company or any Significant Subsidiary of the Company to make any payment based on the price or value of any capital stock or other equity interests or voting securities of the Company or any of its Significant Subsidiaries.

(c) Neither the Company nor any of its Significant Subsidiaries has outstanding bonds, debentures, notes or other obligations (i) that, in each case, are linked to, or calculated based on, the value of the Company or any of its Significant Subsidiaries, or otherwise based upon or derived from any dividends or distributions declared or paid on any shares of capital stock of, or other equity interests in, or voting securities of, the

Company or any of its Significant Subsidiaries, or (ii) the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Significant Subsidiaries is a party with respect to the voting of the capital stock or other equity interest or other voting securities of the Company or any of its Significant Subsidiaries.

(e) Section 4.2(e) of the Company Disclosure Letter sets forth, with respect to each Company Equity Award, (i) the type and number of Company Shares subject to such Company Equity Award (including, for each Company PSU Award, the target and maximum number of Company Shares), (ii) the grant date and (iii) the form Company Equity Award agreement pursuant to which such award was granted.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The Company Board at a duly held meeting has (i) approved, authorized and adopted this Agreement and the transactions contemplated by this Agreement, including the First Merger, (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of the Company and its stockholders to consummate the transactions contemplated by this Agreement, including the First Merger in which the issued and outstanding shares of capital stock of the Company will be converted into the right to receive the Merger Consideration and (iii) resolved to recommend the approval and adoption of this Agreement by the Company’s stockholders (the “Company Recommendation”) and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Meeting. Except for the Company Stockholder Approval and the filing of the Certificate of First Merger and the Certificate of Second Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of First Merger and the Certificate of Second Merger, (ii) the expiration or termination of the waiting period under the HSR Act and the approvals or clearances identified in Section 4.3(b) of the Company Disclosure Letter required to consummate the First Merger under applicable Antitrust Laws, and the appropriate filings or notifications corresponding thereto, (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with the rules and regulations of any applicable stock exchange, (v) compliance with any applicable foreign or state securities or blue sky laws and (vi) the other consents and/or notices set forth on Section 4.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (vi), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 4.3(b) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”) or (B) prevent or materially delay consummation of the Mergers.

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Mergers and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Company Stockholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Significant Subsidiaries, (ii) assuming compliance with the matters referenced in Section 4.3(b), receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to the Company or any of its Significant Subsidiaries or any of their respective properties or assets, or (B) assuming consummation of the actions contemplated by Section 3.6, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which the Company or any of its Significant Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Significant Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that (x) would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 4.3(c) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”) or (y) prevent or materially delay consummation of the Mergers.

Section 4.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC from January 1, 2022 (as amended and supplemented from time to time, the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of an ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of the Company is required to file periodic reports with the SEC.

Section 4.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No personal loan or other extension of credit by the Company or any of its Significant Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act from January 1, 2022. From January 1, 2022 through the date of this Agreement, neither the Company nor any of its Significant Subsidiaries nor, to the Knowledge of the Company, any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of the Company or any of its Significant Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Significant Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 4.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2023 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since January 1, 2024, and (d) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, other than liabilities that do not constitute and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Each of the Company and its Subsidiaries is, and from January 1, 2022 (in the case of the Company) and the later of January 1, 2022 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement having the force of law of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 4.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article IV.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) without limiting the generality of Section 4.7(a), within the past three (3) years, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, or agents (in their respective capacities as such), has, directly or indirectly, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to/from any foreign or domestic government official in each case in violation of any provisions of any applicable anti-bribery Laws and, in the past three (3) years, the Company has maintained policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with anti-bribery Laws;

(ii) neither the Company nor any of its Significant Subsidiaries, nor any director, officer or employee of the Company or any Significant Subsidiary of the Company, are, or in the past three (3) years has been, subject to any actual, pending, or, to Knowledge of the Company, threatened civil, criminal, or administrative actions or governmental investigations, inquiries or enforcement actions, or made any voluntary disclosures to any governmental authority, involving the Company or any Significant Subsidiary of the Company relating to alleged violations of applicable anti-bribery Laws;

(iii) without limiting the generality of Section 4.7(a) in any way, in the past three (3) years, neither the Company, any of its Significant Subsidiaries, or any employee, officer, or director of the Company or any of its Significant Subsidiaries nor to the Knowledge of the Company, any agents, (A) is currently or has been within the past three (3) years the target of Trade Sanctions or (B) has in the past three (3) years violated applicable Trade Sanctions; and

(iv) in the past three (3) years, each of the Company, the Company’s Significant Subsidiaries and, to the Knowledge of the Company, their respective Affiliates (x) has conducted its business in compliance with all applicable Trade Sanctions and Export Control Laws in all material respects; and (y) has obtained, and is in compliance in all material respects with, all required export and import licenses, license expectations and other consents, notices, approvals, orders, permits, authorizations, declarations, classifications and filings with any Governmental Entity required for the import, export and re-export of products, software and technology; and (z) has maintained and enforces policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

(c) Each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for the Company and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Significant Subsidiaries are not, and from January 1, 2022 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Significant Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Environmental Laws.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries are, and from January 1, 2022 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) from January 1, 2022, neither the Company nor any of its Significant Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that the Company or any of its Significant Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage or release of any Hazardous Substance at or from any properties currently or, to the Knowledge of the Company, formerly owned or leased by the Company or any of its Significant Subsidiaries during the time such properties were owned or leased by the Company or any of its Significant Subsidiaries for which Environmental Law currently requires further investigation or any form of response action by the Company or any of its Significant Subsidiaries, (iv) neither the Company nor any of its Significant Subsidiaries is subject to any pending or unresolved Order or Action or, to the Knowledge of the Company, threatened Action pursuant to any Environmental Law, (v) neither the Company nor any of its Significant Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site, that pursuant to CERCLA or any similar state law, has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, in each case in a manner that has resulted or would reasonably be expected to result in liability under Environmental Laws for the Company or its Significant Subsidiaries and (vi) each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for the Company and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted.

(b) To the Knowledge of the Company, the Company has made available to Parent all material environmental audits and reports prepared since January 1, 2022 relating to the Company’s facilities or operations including the Company Real Property and any other real property previously owned or operated by the Company, that are in its possession or under its reasonable control.

(c) As used herein, “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq.

(d) As used herein, “Environmental Law” means any Law relating to (i) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (ii) the storage, recycling, treatment, generation, transportation, handling, release or disposal of Hazardous Substances.

(e) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

(f) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 4.8 shall be deemed to contain the only representations and warranties of the Company in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 4.9 Employee Benefit Plans.

(a) The Company has, prior to the date of this Agreement, made available to Parent true and complete copies of each material Company Benefit Plan and certain related documents, including (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination, advisory or opinion letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; (iv) each current trust agreement, insurance contract or policy and any other funding arrangement relating to such Company Benefit Plan, if any; (v) the most recent actuarial report, financial statement or valuation report for such Company Benefit Plan, if any; and (vi) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan since January 1, 2022.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion or advisory letter issued by the IRS and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) with respect to each Company Benefit Plan that is subject to the Laws of any jurisdiction outside of the United States, if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities; (iv) no Company Benefit Plan provides, and neither the Company nor any of its Significant Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or individual consultants of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by the Company, its Significant Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to the Company or any of its Significant Subsidiaries of incurring any liability thereunder; (vi) no events have occurred that could result in a payment by or assessment against the Company or any of its Significant Subsidiaries of any excise taxes under Sections 4975, 4980B or 4980D of the Code; (vii) all premiums and contributions or other amounts payable by the Company or its Significant Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (viii) none of the Company, its Significant Subsidiaries or their respective ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; and (ix) there are no pending, or, to the Knowledge of the Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Company Benefit Plans.

(c) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither the Company, nor any of its ERISA Affiliates has within the past six (6) years sponsored, maintained, contributed to or been required to contribute to any such plan.

(d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in all material respects in operational compliance with, and is in all respect in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or is expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(e) Except as provided in this Agreement or as required by applicable law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event (including, but not limited to, a termination of employment), (i) entitle any current or former employee, director, individual consultant or officer of the Company or any of its Significant Subsidiaries to any increase in compensation (including bonuses and/or severance) or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation (including bonuses and/or severance) or benefits due to any such employee, director, individual consultant or officer or (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.

(f) Except as set forth on Section 4.9(f) of the Company Disclosure Letter, no payment or benefit which could be made with respect to any current or former employee, officer, stockholder, director or service provider of the Company or any of its Significant Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could (individually or together with any other payment or benefit) be nondeductible pursuant to Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code.

(g) Neither the Company nor any of its Significant Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 4.10 Absence of Certain Changes or Events.

(a) From January 1, 2024 through the date of this Agreement, other than the transactions contemplated by this Agreement, the Company and its Significant Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) From January 1, 2024 through the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Significant Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as may arise under Antitrust Laws after the date hereof in relation to the transactions contemplated hereby, there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Significant Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance (including any amendments or supplements thereto, the “Registration Statement”) or (ii) the proxy statement to be sent to the Company’s stockholders in connection with the First Merger soliciting the Company Stockholder Approval sought by vote at the Company Meeting (including any amendments or supplements thereto, and which will be included in the Registration Statement, the “Proxy Statement/Prospectus”) will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to the Company’s stockholders, at the time of any amendment or supplement thereto, or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus (other than the portions related to the registration of the Parent Shares to be issued in the Merger) will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Company.

Section 4.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all respects; (ii) the Company and each of its Significant Subsidiaries have timely paid in full all Taxes that are due and payable, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to the Company or any of its Significant Subsidiaries; (iii) the Company and each of its Significant Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) there are no outstanding, pending or threatened in writing, deficiencies, audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Significant Subsidiaries; (v) neither the Company nor any of its Significant Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) there are no Liens for Taxes upon any property of the Company or any of its Significant Subsidiaries, except for Permitted Liens; (vii) neither the Company nor any of its Significant Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) occurring during the two (2) year period ending on the date of this Agreement; (viii) neither the Company nor any of its Significant Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law; (ix) neither the Company nor any of its Significant Subsidiaries has been, at any time after January 1, 2022, a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was the Company; (x) neither the Company nor any of its Significant Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any similar provision of state, local or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received or deferred revenue accrued outside the ordinary course of business on or prior to the Closing Date.

(b) Neither the Company nor any of its Significant Subsidiaries has any material liability for the Taxes of any Person (other than the Company or any of its Significant Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(c) Neither the Company nor any of its Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing or Tax indemnity arrangement, agreement or Contract (other than any such agreement or Contract solely between or among the Company and/or its Subsidiaries or any customary Tax sharing or indemnification provisions contained in any agreement or Contract entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(d) The Company (i) is a corporation for U.S. Federal income Tax purposes, (ii) is a “United States person” as defined in Section 7701(a)(30) of the Code and (iii) and each of its Significant Subsidiaries does not beneficially own shares or other equity interests of Parent or any of its Affiliates.

(e) Neither the Company nor any of its Significant Subsidiaries has taken or agreed to take any action not contemplated by this Agreement that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(f) The Company is not and has not been during the applicable period specified in Section 897(c) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(g) As used in this Agreement, (i) “Taxes” means any and all U.S. federal, state, local or foreign taxes, social security contributions, customs, duties, imposts, levies, charges or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental, license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax and (ii) “Tax Return” means any return, declaration, statement, report or similar filing (including the attached schedules, supplements or attachments) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or statement related to Taxes.

Section 4.14 Labor Matters.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, (i) none of the employees of the Company or any of its Significant Subsidiaries is represented in his or her capacity as an employee of the Company or any Significant Subsidiary by any union or other labor organization, and (ii) neither the Company nor any Significant Subsidiary is, or has been during the two (2) year period preceding the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other similar agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no, and have not been during the two (2)-year period preceding the date of this Agreement any, strikes, lockouts, concerted slowdowns, or work stoppages in effect with respect to employees of the Company or any of its Significant Subsidiaries, (ii) to the Knowledge of the Company, there is no, and has not been during the two (2) year period preceding the date of this Agreement, any, formal union organizing effort pending against the Company or any of its Significant Subsidiaries, and (iii) there is no, and has not been during the two (2) year period preceding the date of this Agreement, any, unfair labor practice charge, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries. Neither the Company nor any of its Significant Subsidiaries has a requirement to bargain with any union or other labor organization. The Company and its Significant Subsidiaries have satisfied, in all material respects, any legal or contractual requirement to obtain consent from, or enter into any consultation procedure with, any labor or trade union, works council or other employee representative body to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Significant Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Significant Subsidiaries with respect to such matters and, to the Knowledge of the Company, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Significant Subsidiaries are, and during the three (3) year period preceding the date of this Agreement have been, in compliance with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment, wages and hours, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries.

(c) Neither the Company nor any of its Significant Subsidiaries has any liability under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state, local or other applicable laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by the Company or any of its Significant Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not be material to the Company or any of its Significant Subsidiaries, from January 1, 2022, to the Knowledge of the Company, (i) no allegations of sexual harassment or other sexual misconduct or race discrimination have been made by any current or former employee or independent contractor of the Company or any of its Significant Subsidiaries against any employee of the Company or its Significant Subsidiaries with the title of senior vice president or above through any formal human resources communication channels at the Company (including an anonymous employee hotline, if any), (ii) there are no actions, suits, investigations or proceedings pending or threatened in writing related to any allegations made by any current or former employee or independent contractor of the Company or any of its Significant Subsidiaries of sexual harassment or other sexual misconduct or race discrimination against any employee of the Company or its Significant Subsidiaries with the title of senior vice president or above and (iii) neither the Company nor any of its Significant Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct or race discrimination made by any current or former employee or independent contractor of the Company or any of its Significant Subsidiaries against any employee of the Company with the title of senior vice president or above.

Section 4.15 Intellectual Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Significant Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intangible intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Significant Subsidiaries as currently conducted by the Company and its Significant Subsidiaries. To the Knowledge of the Company, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any of its Significant Subsidiaries is currently infringing, misappropriating or violating, or in the past two (2) years has infringed, misappropriated or violated any Intellectual Property of any third party and (b) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Significant Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of the Company, threatened that (i) challenge or question the Company’s ownership or right to use Intellectual Property of the Company or any of its Significant Subsidiaries or (ii) assert infringement, misappropriation or violation by the Company or any of its Significant Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 4.15(a).

(b) The Company and its Significant Subsidiaries have taken commercially reasonable steps to protect the information technology systems used in connection with the conduct of the business of the Company and its Significant Subsidiaries (“IT Systems”) from Contaminants. As used herein, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. To the Company’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of the Company’s or any of its Significant Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without the Company’s or any of its Significant Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Significant Subsidiaries complies in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Significant Subsidiaries and (ii) all Contracts under which the Company or any of its Significant Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Significant Subsidiaries.

Section 4.16 Real Property; Personal Property. Section 4.16 of the Company Disclosure Letter lists each real property that is material to the business of the Company and its Significant Subsidiaries, taken as a whole, that is leased by the Company or its Significant Subsidiaries (the “Company Leased Real Property”) and each real property owned in fee by the Company or its Significant Subsidiaries (the “Company Owned Real Property”; and, together with the Company Leased Real Property, the “Company Real Property”). The Company Real Property comprises, in all material respects, all of the real property occupied or otherwise used in the operation of the Company’s business. A true and complete copy of each Lease of Company Leased Real Property that is material to the business of the Company and its Significant Subsidiaries, taken as a whole, has been made available to Parent prior to the date of this Agreement. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Significant Subsidiary of the Company has good and valid title to all of the Company Owned Real Property and has valid leasehold or sub-leasehold interests in all of the Company Leased Real Property, and each of them has good title to all its owned personal property and valid leasehold or sub-leasehold interests in all its leased personal property, in each case free and clear of all Liens (except for Permitted Liens). There is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting any material portion of the Company Owned Real Property or, to the Knowledge of the Company, any material portion of the Company Leased Real Property. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Significant Subsidiaries has leased or otherwise granted to any Person the right to use or occupy all or any material portion of the Company Real Property, and there are no outstanding options, rights of first offer or rights of first refusal to purchase all or any material portion of, or material interest in, any Company Owned Real Property. Neither the Company nor any of its Significant Subsidiaries is in breach of or default under the terms of any Lease that is material to the business of the Company and its Significant Subsidiaries, taken as a whole, and, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a breach of or default under the terms of any Lease by the Company or any of its Significant Subsidiaries, in each case, where such breaches or defaults would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other parties to any Leases of Company Leased Real Property are in breach of or default under the terms of any such Leases where such breaches or defaults would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease of Company Leased Real Property is a valid and binding obligation of the Company or the Significant Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 4.17 Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. Neither the Company nor any Significant Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Significant Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Significant Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of the Company, a breach or default on the part of the Company or any of its Significant Subsidiaries under a Company Material Contract, and (ii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 4.18 Insurance Policies. The Company and its Significant Subsidiaries maintain insurance policies covering the Company and its Significant Subsidiaries and their respective assets, properties and operations (the “Policies”) in such amounts and against such risks as the Company believes to be customary and commercially reasonable as of the date of this Agreement. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all of the Policies are in full force and effect and (b) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under any such Policies. From January 1, 2024 through the date of this Agreement, neither the Company nor any of its Significant Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of the Company or any of its Significant Subsidiaries. Section 4.18 of the Company Disclosure Letter sets forth all material Policies held by the Company and its Significant Subsidiaries as of the date of this Agreement.

Section 4.19 Government Contracts.

(a) Neither the Company nor any of its Significant Subsidiaries nor, to the Knowledge of the Company, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred, suspended or excluded from participation in or the award of any Contract with or for the benefit of a Governmental Entity to which the Company or any of its Significant Subsidiaries is a party (collectively, “Government Contracts”), or doing business with any Governmental Entity and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.

(b) Neither the Company nor any of its Significant Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or the Federal Acquisition Regulation mandatory disclosure provisions (48 C.F.R. §§ 3.1003 & 52.203-13) in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of the Company, neither the Company nor any of its Significant Subsidiaries have credible evidence of a violation of federal criminal Law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733) or a significant overpayment (other than overpayments resulting from contract financing payments as defined in 48 C.F.R § 32.001) in connection with the award, performance, or closeout of any Government Contract.

(c) Neither the Company nor any of its Significant Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 4.20 Finders or Brokers. Except for Guggenheim Securities, LLC and TPH&Co. (the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has made available to Parent complete and correct copies of all agreements under which any such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

Section 4.21 Opinion of Financial Advisor. The Company Board has received the opinion of each Company Financial Advisor, dated as of the date of this Agreement, substantially to the effect that, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration is fair, from a financial point of view, to holders of Company Common Stock. Correct and complete copies of the form of each Company Financial Advisor’s written opinion will be made available to Parent for informational purposes only promptly following the execution and delivery of this Agreement. Subject to the terms of the engagement letters entered into between the Company and each Company Financial Advisor, the Company has been authorized by the Company Financial Advisors to permit the inclusion of each Company Financial Advisor’s opinion and/or references thereto in the Proxy Statement/Prospectus.

Section 4.22 Required Vote of the Company Stockholders. The affirmative vote of the Requisite Company Stockholders is the only vote of holders of securities of the Company which is required to approve this Agreement and the consummation of the First Merger and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”).

Section 4.23 Takeover Laws. Assuming the representations and warranties of Parent set forth in Section 5.18 are true and correct, (a) the Company Board has taken all actions necessary to render Section 203 of the DGCL inapplicable to the Mergers and the other transactions contemplated by this Agreement and (b) no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.24 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) either the Company or a Significant Subsidiary of the Company has good and marketable title to the drilling units listed in the Company’s most recent fleet status report, a true and complete copy of which has been provided to Parent (the “Company Fleet Report”), in each case free and clear of all Liens except for Permitted Liens and (b) no such drilling unit or any related asset is leased under an operating lease from a lessor that, to the Company’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the drilling units listed in the Company Fleet Report have been maintained consistent with general practice in the offshore drilling industry and are in good operating condition and repair, subject to ordinary wear and tear.

Section 4.25 No Additional Representations. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. The Company acknowledges that none of Parent or any other Person has made any representation or warranty, express or implied except as expressly set forth in Article V, and the Company has not relied on any representation other than those expressly set forth in Article V. Without limiting the foregoing, the Company makes no representation or warranty to Parent with respect to any business or financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. The Company, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Parent has specifically disclaimed any express or implied representation or warranty made by any Person other than those set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except as disclosed (a) in the Parent SEC Documents filed after January 1, 2022 and prior to the date of this Agreement other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking

Statements” or (b) in the disclosure letter delivered by Parent, Merger Sub 1 and Merger Sub 2 to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), Parent, Merger Sub 1 and Merger Sub 2, jointly and severally, represent and warrant to the Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub 1 and Merger Sub 2 is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent, Merger Sub 1 and Merger Sub 2 is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub 1 and Merger Sub 2 has made available to the Company true and complete copies of the charter and bylaws or other governing documents of Parent, Merger Sub 1 and Merger Sub 2.

(b) Each of Parent’s Significant Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the charter and bylaws (or similar organizational documents) of each Significant Subsidiary of Parent. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of Parent and its jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of Parent’s Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by Parent or by a direct or indirect wholly owned Significant Subsidiary of Parent, free and clear of any Liens. No direct or indirect Significant Subsidiary of Parent owns any Parent Shares or Parent Equity Awards.

(c) Each drilling unit owned or leased by Parent or any of its Significant Subsidiaries, which is subject to classification, is in class (or in laid up status) and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 5.2 Capital Stock.

(a) As of the close of business on June 5, 2024 (the “Parent Capitalization Date”), there were (A) 142,878,261 Parent Shares issued and outstanding, (B) no Parent Shares held by Parent in its treasury and (C) 4,921,139 Parent Shares reserved for issuance upon exercise of the outstanding Parent Warrants. All outstanding Parent Shares and shares of Merger Sub 1 Common Stock and Merger Sub 2 Common Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. As of the date of this Agreement, the authorized share capital of Merger Sub 1 consists of 1,000 shares of common stock, par value

$0.01 (“Merger Sub 1 Common Stock”). As of the date of this Agreement, the authorized share capital of Merger Sub 2 consists of 1,000 shares of common stock, par value $0.01 (“Merger Sub 2 Common Stock”). From the Parent Capitalization Date and through the date of this Agreement, (1) Parent has not issued any shares of its capital stock other than Parent Shares that have become outstanding after the Parent Capitalization Date that (x) were reserved for issuance as of such date resulting from the exercise, settlement or vesting of Parent Equity Awards or Company Warrants outstanding as of the Parent Capitalization Date, or (y) were issued in satisfaction of the exercise, settlement or vesting of Parent Equity Awards granted in accordance with Section 6.2 and (2) neither Merger Sub 1 nor Merger Sub 2 has issued any shares of its capital stock.

(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (i) none of Parent, Merger Sub 1 or Merger Sub 2 has any shares of its capital stock or other equity interests or voting securities of Parent, Merger Sub 1 or Merger Sub 2 issued or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) other than this Agreement, there are no outstanding subscriptions, options, warrants, restricted stock, stock appreciation rights, preemptive rights, phantom stock, restricted stock units, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which Parent or any of its Significant Subsidiaries is a party obligating Parent or any of its Significant Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests or voting securities of Parent or any of its Significant Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or voting securities, (B) grant, extend or enter into any such subscription, option, warrant, call, restricted stock, stock appreciation rights, preemptive rights, phantom stock, restricted stock units, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or voting securities, and (iii) other than this Agreement, there are no outstanding obligations of Parent or any of its Significant Subsidiaries to make any payment based on the price or value of any capital stock or other equity interests or voting securities of Parent or any of its Significant Subsidiaries.

(c) As of the date of this Agreement, neither Parent nor any of its Significant Subsidiaries has outstanding bonds, debentures, notes or other obligations (i) that, in each case, are linked to, or calculated based on, the value of Parent or any of its Significant Subsidiaries, or otherwise based upon or derived from any dividends or distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Significant Subsidiaries, or (ii) the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Significant Subsidiaries is a party with respect to the voting of the capital stock or other equity interest or other securities of Parent or any of its Significant Subsidiaries.

Section 5.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Parent has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Merger Sub 1 has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Merger Sub 1 Stockholder Approval, to consummate the transactions contemplated by this Agreement. Merger Sub 2 has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Merger Sub 2 Stockholder Approval, to consummate the transactions contemplated by this Agreement. The Parent Board at a duly held meeting has (i) approved, authorized and adopted this Agreement and the transactions contemplated by this Agreement, including the Parent Share Issuance and (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Parent and its shareholders as a whole to consummate the transactions contemplated by this Agreement, including the

Parent Share Issuance. The Merger Sub 1 Board has (A) approved, authorized and adopted this Agreement and the transactions contemplated hereby, including the First Merger, (B) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Merger Sub 1 and its sole stockholder to consummate the transactions contemplated by this Agreement, including the First Merger, and (C) resolved to recommend the approval of the First Merger and this Agreement by the sole stockholder of Merger Sub 1 and directed that such matter be submitted for consideration by the sole stockholder of Merger Sub 1. The Merger Sub 2 Board has (1) approved, authorized and adopted this Agreement and the transactions contemplated hereby, including the Second Merger, (2) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Merger Sub 2 and its sole stockholder to consummate the transactions contemplated by this Agreement, including the Second Merger, and (3) resolved to recommend the approval of the Second Merger and this Agreement by the sole stockholder of Merger Sub 2 and directed that such matter be submitted for consideration by the sole stockholder of Merger Sub 2. No corporate proceedings on the part of Parent are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. Except for the Merger Sub 1 Stockholder Approval and the filing of the Certificate of First Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Merger Sub 1 are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. Except for the Merger Sub 2 Stockholder Approval and the filing of the Certificate of Second Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Merger Sub 2 are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent, Merger Sub 1 and Merger Sub 2 and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of each of Parent, Merger Sub 1 and Merger Sub 2, enforceable against each of Parent, Merger Sub 1 and Merger Sub 2, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement by Parent, Merger Sub 1 and Merger Sub 2 do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of First Merger and the Certificate of Second Merger, (ii) the expiration or termination of the waiting period under the HSR Act and the approvals or clearances identified in Section 5.3(b) of the Parent Disclosure Letter required to consummate the First Merger under applicable Antitrust Laws, and the appropriate filings or notifications corresponding thereto, (iii) compliance with the applicable requirements of the Exchange Act or the Securities Act, including the filing of the Proxy Statement/Prospectus with the SEC, (iv) compliance with the rules and regulations of any applicable stock exchange, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents and/or notices set forth on Section 5.3(b) of the Parent Disclosure Letter (collectively, clauses (i) through (vi), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not (A) reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 5.3(b) only, subclause (iv) of the proviso to the definition of “Parent Material Adverse Effect”), or (B) prevent or materially delay consummation of the Mergers.

(c) The execution, delivery and performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the Mergers and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Merger Sub 1 Stockholder Approval and the Merger Sub 2 Stockholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Significant Subsidiaries, (ii) assuming compliance with the matters referenced in Section 5.3(b), receipt of the Parent Approvals, the receipt of the Merger Sub 1 Stockholder Approval and the Merger Sub 2 Stockholder Approval, contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Parent or any of its Significant Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which Parent or any of its Significant Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Significant Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not (x) reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 5.3(c) only, subclause (iv) of the proviso to the definition of “Parent Material Adverse Effect”), or (y) prevent or materially delay consummation of the Mergers.

Section 5.4 Reports and Financial Statements.

(a) Parent has timely filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC from January 1, 2022 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of an ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP and IFRS (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of Parent is required to file periodic reports with the SEC.

Section 5.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No personal loan or other extension of credit by Parent or any Parent Significant Subsidiary has, to the Knowledge of Parent, any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act from January 1, 2022. From January 1, 2022 through the date of this Agreement, neither Parent nor any Parent Significant Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any Parent Significant Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any Parent Significant Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 5.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2023 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since January 1, 2024, and (d) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, other than liabilities that do not constitute and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.7 Compliance with Law; Permits.

(a) Each of Parent and its Significant Subsidiaries is, and from January 1, 2022 (in the case of Parent) and the later of January 1, 2022 and such Significant Subsidiary’s respective date of incorporation, formation or organization (in the case of a Significant Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Anything contained in this Section 5.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 5.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.

(b)  Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) without limiting the generality of Section 5.7(a), within the past three (3) years, none of Parent, any of its Significant Subsidiaries or any of their respective directors, officers or employees, or agents (in their respective capacities as such), has, directly or indirectly, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to/from any foreign or domestic government official in each case in violation of any provisions of any applicable anti-bribery Laws and, in the past three (3) years, Parent has maintained policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with anti-bribery Laws;

(ii) neither Parent nor any of its Significant Subsidiaries, nor any director, officer or employee of Parent or any Significant Subsidiary of Parent, are, or in the past three (3) years has been, subject to any actual, pending, or, to Knowledge of Parent, threatened civil, criminal, or administrative actions or governmental investigations, inquiries or enforcement actions, or made any voluntary disclosures to any governmental authority, involving Parent or any Significant Subsidiary of Parent relating to alleged violations of applicable anti-bribery Laws;

(iii) without limiting the generality of Section 5.7(a) in any way, in the past three (3) years, neither Parent, any of its Significant Subsidiaries, or any employee, officer, or director of Parent or any of its Significant Subsidiaries nor to Knowledge of Parent, any agents, (A) is currently or has been within the past three (3) years the target of Trade Sanctions or (B) has in the past three (3) years violated applicable Trade Sanctions; and

(iv) in the past three (3) years, each of Parent, Parent’s Significant Subsidiaries and, to Knowledge of Parent, their respective Affiliates (x) has conducted its business in compliance with all applicable Trade Sanctions and Export Control Laws in all material respects; and (y) has obtained, and is in compliance in all material respects with, all required export and import licenses, license expectations and other consents, notices, approvals, orders, permits, authorizations, declarations, classifications and filings with any Governmental Entity required for the import, export and re-export of products, software and technology; and (z) has maintained and enforces policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

(c) Each of Parent and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Parent and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Significant Subsidiaries are not, and from January 1, 2022 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Significant Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Environmental Laws.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries are, and from January 1, 2022 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) from January 1, 2022, neither Parent nor any of its Significant Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent or any of its Significant Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage, or release of any Hazardous Substance at or from any properties currently or, to the Knowledge of Parent, formerly owned or leased by Parent or any of its Significant Subsidiaries during the time such properties were owned or leased by Parent or any of its Significant Subsidiaries for which Environmental Law currently requires further investigation or any form of response action by Parent or any of its Significant Subsidiaries, (iv) neither Parent nor any of its Significant Subsidiaries is subject to any pending or unresolved Order or Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) neither Parent nor any of its Significant Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site, that pursuant to CERCLA or any similar state law, has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, in each case in a manner that has resulted or would reasonably be expected to result in liability under Environmental Laws for the Parent or its Significant Subsidiaries, and (vi) each of Parent and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for Parent and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted.

(b) To the knowledge of Parent, Parent has made available to the Company all material environmental audits and reports prepared since January 1, 2022 relating to Parent’s facilities or operations including the Parent Real Property and any other real property previously owned or operated by Parent, that are in its possession or under its reasonable control.

(c) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 5.8 shall be deemed to contain the only representations and warranties of Parent in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 5.9 Parent Employee Benefit Plans.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion or advisory letter issued by the IRS and, to the Knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) with respect to each Parent Benefit Plan that is subject to the Laws of any jurisdiction outside of the United States, if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities; (iv) no Parent Benefit Plan provides, and neither Parent nor any of its Significant Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or individual consultants of Parent or its Significant Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by Parent, its Significant Subsidiaries or any ERISA Affiliate of Parent that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to Parent or any of its Significant Subsidiaries of incurring any liability thereunder; (vi) no events have occurred that could result in a payment by or assessment against Parent or any of its Significant Subsidiaries of any excise taxes under Sections 4975, 4980B or 4980D of the Code; (vii) all premiums and contributions or other amounts payable by Parent or its Significant Subsidiaries as of the date of this Agreement with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (viii) none of Parent, its Significant Subsidiaries or their respective ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; and (ix) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Parent Benefit Plans.

(b) No Parent Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither Parent nor any of its ERISA Affiliates has within the past six (6) years sponsored, maintained, contributed to or been required to contribute to any such plan.

(c) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event (including, but not limited to, a termination of employment), (i) entitle any current or former employee, director, individual consultant or officer of Parent or any of its Significant Subsidiaries to any compensation (including bonuses and/or severance) or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation (including bonuses and/or severance) or benefits due to any such employee, director, individual consultant or officer or (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan.

Section 5.10 Absence of Certain Changes or Events.

(a) From January 1, 2024 through the date of this Agreement, other than the transactions contemplated by this Agreement, Parent and its Significant Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) From January 1, 2024 through the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Significant Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Other than as may arise under Antitrust Laws after the date hereof in relation to the transactions contemplated hereby, there are no Actions pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Significant Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub 1 or Merger Sub 2 for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to the Company’s stockholders, at the time of any amendment or supplement thereto, or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by Parent, Merger Sub 1 or Merger Sub 2 with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Parent, Merger Sub 1 or Merger Sub 2.

Section 5.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all respects; (ii) Parent and each of its Significant Subsidiaries have timely paid in full all Taxes that are due and payable, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Significant Subsidiaries; (iii) Parent and each of its Significant Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) there are no outstanding, pending or threatened in writing, deficiencies, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Significant Subsidiaries; (v) there are no Liens for Taxes upon any property of Parent or any of its Significant Subsidiaries, except for Permitted Liens; (vi) neither Parent nor any of its Significant Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) occurring during the two (2) year period ending on the date of this Agreement; (vii) neither Parent nor any of its Significant Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law; (viii) neither Parent nor any of its Significant Subsidiaries has been, at any time after January 1, 2022, a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was Parent; and (ix) neither Parent nor any of its Significant Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any similar provision of state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of state, local, or foreign Law) executed on or prior to the Closing Date, or (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date.

(b) Neither Parent nor any of its Significant Subsidiaries has any material liability for the Taxes of any Person (other than Parent or any of its Significant Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(c) Neither the Parent nor any of its Significant Subsidiaries has taken or agreed to take any action not contemplated by this Agreement that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(d) Noble Newco Sub Limited is treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes and, as of the date of this Agreement, directly owns all of the outstanding equity interests of Merger Sub 1 and Merger Sub 2.

Section 5.14 Material Contracts. Neither Parent nor any Significant Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Significant Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Significant Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Significant Subsidiaries under a Parent Material Contract, and (ii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.15 Finders or Brokers. Except for Morgan Stanley & Co. LLC (“Parent Financial Advisor”), neither Parent nor any of its Significant Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.16 No Parent Stockholder Vote; Required Consents of Sole Stockholder of Merger Sub 1 and Merger Sub 2. No vote or approval of any class or series of Parent’s capital stock is required in connection with the entering into, delivery and performance by Parent of its obligations hereunder to consummate the transactions contemplated by this Agreement, including the Parent Share Issuance. The vote or consent of Parent as the sole stockholder of Merger Sub 1 (which shall have occurred prior to the First Merger Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub 1 necessary to approve this Agreement or the Merger or the other transactions contemplated hereby (the “Merger Sub 1 Stockholder Approval”). The vote or consent of Parent as the sole stockholder of Merger Sub 2 (which shall have occurred prior to the Second Merger Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub 2 necessary to approve this Agreement or the Merger or the other transactions contemplated hereby (the “Merger Sub 2 Stockholder Approval”).

Section 5.17 Certain Arrangements. As of the date of this Agreement, except for this Agreement as expressly authorized by or disclosed to the Company Board, none of Parent, Merger Sub 1, Merger Sub 2 nor any of their controlled Affiliates are party to any Contracts, undertakings, commitments, arrangements, or understandings, whether written or oral, with any Person known to Parent to be a beneficial owner of outstanding Company Shares or any member of the Company’s management or the Company Board, relating, in each case, to the Company, the Company’s securities, the transactions contemplated by this Agreement or to the operations of the Company after the Effective Time.

Section 5.18 Ownership of Company Stock. Neither Parent nor any of its Subsidiaries or its or their Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Shares or other securities convertible into, exchangeable for or exercisable for Company Shares or any securities of any Subsidiary of the Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Common Stock except pursuant to this Agreement. None of Parent or any of its “affiliates” or “associates” is, or at any time during the three (3) years preceding the date of this Agreement has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 5.19 Ownership and Operations of Merger Sub 1 and Merger Sub 2. Merger Sub 1 has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. Merger Sub 2 has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 5.20 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, (a) a Parent Material Adverse Effect, either Parent or a Significant Subsidiary of Parent has good and marketable title to the drilling units listed in Parent’s most recent fleet status report, a true and complete copy of which has been provided to the Company (the “Parent Fleet Report”), in each case free and clear of all Liens except for Permitted Liens and (b) no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Parent’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the drilling units listed in the Parent Fleet Report have been maintained consistent with general practice in the offshore drilling industry and are in good operating condition and repair, subject to ordinary wear and tear.

Section 5.21 Available Funds. On the Closing Date, Parent will have immediately available cash, available lines of credit or other sources of immediately available funds sufficient to consummate the Mergers and the other transactions contemplated hereby and required for the satisfaction of all of Parent’s, Merger Sub 1’s and Merger Sub 2’s payment obligations under this Agreement, including payment of the cash portion of the Merger Consideration and any amounts payable in accordance with Section 3.6.

Section 5.22 No Additional Representations. Except for the representations and warranties contained in this Article V, none of Parent, Merger Sub 1 or Merger Sub 2 nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, except as expressly set forth in Article IV, and none of Parent, Merger Sub 1 or Merger Sub 2 has relied on any representation other than those expressly set forth in Article IV. Without limiting the foregoing, each of Parent, Merger Sub 1 and Merger Sub 2 makes no representation or warranty to the Company with respect to any business or financial projection or forecast relating to Parent or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent, Merger Sub 1 and Merger Sub 2, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that the Company has specifically disclaimed any express or implied representation or warranty made by any Person other than those set forth in Article IV.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated and abandoned pursuant to Section 8.1 (the “Termination Date”), and except (i) (x) as may be required by applicable Law (including any Public Health Measures) or (y) as otherwise taken in good faith and on a commercially reasonable basis, by the Company or any of its Subsidiaries on emergency basis for the safety of individuals, assets or the environment but only for so long as such emergency is actively and imminently occurring and in a manner consistent with actions taken by similarly situated companies (provided that, in all cases, the Company promptly notifies Parent of such emergency and any actions taken in connection therewith), (ii) as may be previously consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to use (A) commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects and (B) commercially reasonable efforts to preserve intact their business organizations and material relationships with third parties.

(b) Without limiting the generality of the foregoing Section 6.1(a), the Company agrees with Parent that between the date of this Agreement and the earlier of the Effective Time or the Termination Date, except (A) as may be required by applicable Law (including any Public Health Measures), (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement, or (D) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by a Company Benefit Plan in effect on the date of this Agreement, (A) except in the ordinary course of business consistent with past practice in respect of offshore employees of the

Company, (1) increase the annual rate of base salary or hourly wage rate, target bonus opportunity, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of the Company or its Subsidiaries, or (2) increase the benefits provided to the Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine, non-material changes to Company Benefit plans that are broad-based group health and welfare plans); (B) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any similar agreement with any labor organization or other employee representative; (C) except as permitted pursuant to clause (A) above, enter into, establish, adopt, amend, announce, terminate or waive any rights with respect to, any Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Company Benefit Plan if it were in existence as of the date of this Agreement); (D) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to the Company’s current or former employees, individual independent contractors, executive officers or directors; or (E) grant or announce any new Company Equity Awards or other cash, equity or equity-based incentive awards;

(iv) (A) other than offshore employees or employees needed to fill an open position with base salary consistent with the base salary paid to the offshore employee or other employee who is at a grade level of 12 or below, in either case with respect to such employee as previously in that position, hire or otherwise enter into any employment agreement or other similar arrangement with any current or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries or (B) terminate any current or former employee, officer or director of the Company or any of its Subsidiaries other than for cause, whose annual base salary or hourly wage rate and target bonus opportunities, together, would exceed $200,000;

(v) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law occurring after the date of this Agreement;

(vi) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(vii) except (A) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; (B) solely to the extent required by the terms of the applicable Company Warrant or Company Equity Award, issuances of shares of Company Common Stock in respect of the exercise of or in connection with the vesting or settlement of any (1) Company Warrants outstanding on the date hereof, (2) Company Equity Awards outstanding on the date hereof or (3) Company Equity Awards granted after the date hereof and not in violation of this Agreement (including to the extent permitted pursuant to clause (iii) of this Section 6.1(b)), or (C) as required by any existing Company Benefit Plans or any Company Benefit Plans entered into or amended in accordance with the terms of this Agreement, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Benefit Plans;

(viii) except for (A) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (B) acquisitions of shares of Company Common Stock from a holder of Company Equity Awards in satisfaction of withholding obligations upon the settlement of such award, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

(ix) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) indebtedness for borrowed money incurred in replacement of any indebtedness (including accrued interest and fees, related premiums and expenses) that is required by its terms to be repaid or repurchased pursuant to its terms prior to the Effective Time (provided, that the aggregate principal amount of such replacement indebtedness may not exceed the principal amount of the indebtedness so replaced (including accrued interest and fees, related premiums, accrued interest and expenses) and any such replacement indebtedness is on substantially similar or terms not less favorable, taken as a whole, to the Company than the existing indebtedness), (C) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 6.1(b)(ix), (D) indebtedness for borrowed money incurred under or the issuance of letters of credit under the Company Credit Agreement or pursuant to agreements in effect prior to the execution of this Agreement, and (E) indebtedness for borrowed money not to exceed $75,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (D), inclusive;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets and having a fair market value in excess of $25,000,000 in the aggregate, except (A) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) pursuant to existing agreements in effect prior to the execution of this Agreement and set forth on Section 6.1(b)(x) of the Company Disclosure Letter, each of which has been disclosed or made available to Parent prior to the date of this Agreement, (C) subject to Section 6.10(b), as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (D) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice (provided that the Company acknowledges and agrees that any sale of one or more rigs by the Company or any of its Subsidiaries would constitute action outside the ordinary course of business for these purposes);

(xi) (A) modify, amend, terminate or waive any rights under any Company Material Contract, material Company Permit or material Lease in any material respect in a manner which is adverse to the Company other than in the ordinary course of business consistent with past practice or (B) enter into any Contract that would constitute a Company Material Contract or material Lease if entered into prior to the date of this Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Company Material Contract or material Lease), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.1(b); provided, however, that, the foregoing ordinary course exceptions in clauses (A) and (B) shall not apply to any Company Material Contract (or any Contract that would, if entered into prior to the date of this Agreement, constitute a Company Material Contract) that is (or would be) of the type described by clause (v), clause (vii), clause (x), clause (xii), clause (xiv), clause (xv) or clause (xvi) of the definition of “Company Material Contract;”

(xii) voluntarily settle, compromise, pay, discharge or satisfy any Action, whether now pending or hereafter made or brought, or waive, release or assign any rights or claims in connection with any such Action, that (A) involves only the payment of monetary damages in excess of $3,000,000 in the aggregate (excluding from such dollar thresholds amounts covered by any insurance policy of the Company or any of its Subsidiaries) or (B) imposes (or seeks to impose) any material non-monetary obligation to be performed by, or upon, the Company or any of its Subsidiaries; provided, however, that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any transaction-related Action described in Section 6.15 except as expressly permitted by Section 6.15;

(xiii) (A) make (except in the ordinary course of business consistent with past practice), change or revoke any material Tax election, (B) file any amended Tax Return that is likely to result in a material increase in a Tax liability, (C) change any material Tax accounting period or make a material change in any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, (D) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to material Taxes, (F) enter into any Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes), (G) request any Tax ruling or (H) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xiv) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire (A) any entity, business or assets that constitute a business or division of any Person, (B) any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $25,000,000 in the aggregate, or (C) an ownership interest in any real property, other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Subsidiaries (other than the Mergers or the transactions contemplated by this Agreement or in compliance with Section 6.5 and Article VIII of this Agreement);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.1(b)(xvi), it being understood that this Section 6.1(b)(xvi) (including this proviso) shall not be read to narrow Section 6.1(b)(iii);

(xvii) (A) enter into any joint venture, partnership, participation or other similar arrangement or (B) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company), in each case of (A) and (B) that would be material to the Company, except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice or advancements of expenses to directors and officers of the Company or any Subsidiary of the Company pursuant to bona fide advancement provisions that are, in size and terms, consistent with past practice and otherwise not in violation of the other restrictions set forth in the charter and bylaws of the Company, equivalent governing documents of any Subsidiary of the Company or any indemnification agreement with any such director or officer;

(xviii) make or authorize any capital expenditures except with respect to 2024 or 2025, in amounts that are not in excess of 110% of the capital budget set forth in Section 6.1(b)(xviii) of the Company Disclosure Letter (the “Capital Budget”), except for any capital expenditure on emergency basis for the safety of individuals, assets or the environment but only for so long as such emergency is actively and imminently occurring and in a manner consistent with actions taken by similarly situated companies (provided that, in all cases, the Company promptly notifies Parent of such emergency and any actions taken in connection therewith);

(xix) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.1(b)(iii)); or

(xx) agree, resolve or commit to do any of the foregoing.

Section 6.2 Conduct of Business by Parent, Merger Sub 1 and Merger Sub 2.

(a) From and after the date of this Agreement and prior to the Effective Time or Termination Date, if any, and except (i) (x) as may be required by applicable Law (including any Public Health Measures) or (y) as otherwise taken in good faith and on a commercially reasonable basis, by Parent or any of its Subsidiaries on emergency basis for the safety of individuals, assets or the environment but only for so long as such emergency is actively and imminently occurring and in a manner consistent with actions taken by similarly situated companies (provided that, in all cases, Parent promptly notifies the Company of such emergency and any actions taken in connection therewith), (ii) as may be previously consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of Parent, Merger Sub 1 and Merger Sub 2 shall, and shall cause each of its Subsidiaries to use (A) commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice and (B) commercially reasonable efforts to preserve intact their business organizations and material relationships with third parties.

(b) Without limiting the generality of the foregoing Section 6.2(a), each of Parent, Merger Sub 1 and Merger Sub 2 agrees with the Company, on behalf of itself and its Subsidiaries, that between the date of this Agreement and the earlier of the Effective Time or the Termination Date, except (A) as may be required by applicable Law (including any Public Health Measures), (B) as may be expressly required or expressly permitted by this Agreement or (C) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of Parent, Merger Sub 1 and Merger Sub 2 shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (A) dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent to Parent or to any of its other wholly owned Subsidiaries, (B) the regular quarterly cash dividend payable by Parent (including any increases thereof consistent with the policy set forth on Section 6.2(b)(i) of the Parent Disclosure Letter) and (C) any dividend equivalent rights that become due and payable in accordance with the terms of any Parent Equity Awards (whether in cash or Parent Shares, as Parent may determine in accordance therewith);

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law occurring after the date of this Agreement;

(iv) with respect to Parent or any of the Parent Significant Subsidiaries, adopt any material amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(v) except for (A) transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (B) issuances of shares of Parent Shares in respect of the exercise of or in connection with the vesting or settlement of any (1) Parent Warrants outstanding on the date hereof, (2) Parent Equity Awards outstanding on the date hereof or (3) Parent Equity Awards granted after the date hereof and not in violation of this Agreement, (C) as required by any existing Company Warrants or Company Benefit Plans or any Company Benefit Plans entered into or amended in accordance with the terms of this Agreement or (D) for issuances in connection with the acquisition of capital stock or assets of another Person permitted under Section 6.2(b)(viii), issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in Parent or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(vi) except (A) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (B) acquisitions of shares of Parent Shares from a holder of Parent Equity Awards in satisfaction of withholding obligations upon the vesting of such award, or (C) commencing March 1, 2025, repurchases pursuant to Parent’s publicly disclosed share repurchase program in amounts not exceeding the amounts authorized by the Parent Board as of the date of this Agreement, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

(vii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets, in each case, consisting of floater rigs having a fair market value in excess of $400,000,000 in the aggregate, except (A) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (B) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to the Company prior to the date of this Agreement, (C) subject to Section 6.10(b), as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (D) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(viii) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions that comply with Section 6.10(e) and for consideration (including assumed liabilities) that does not exceed $400,000,000 in the aggregate;

(ix) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Parent or any of the Parent Significant Subsidiaries (other than the transactions contemplated by this Agreement or in compliance with Section 6.2(b)(viii));

(x) other than this Agreement, enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.2(b)(x); or

(xi) agree, resolve or commit to do any of the foregoing.

Section 6.3 Control of Operations. Without in any way limiting any parties’ rights or obligations under this Agreement, the parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give (a) Parent, directly or indirectly, the right to control or direct the Company’s operations or (b) the Company, directly or indirectly, the right to control or direct Parent’s operations, prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.4 Access.

(a) Subject to compliance with applicable Laws (including any Public Health Measures), each party shall afford to the other party and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to such party’s and its Subsidiaries’ officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or would constitute a violation of any applicable Laws, including any Public Health Measures (provided, that in each case such party shall use its reasonable best efforts to allow for such access or to make available reasonable and appropriate substitute disclosure arrangements in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s properties, without the prior written consent of such other party and provided, further, that no such investigation shall affect any representation or warranty given by either party hereunder.

(b) Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of June 28, 2023, between the Company and Parent (the “Confidentiality Agreement”).

Section 6.5 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 6.5, from and after the date of this Agreement until the Effective Time (or, if earlier, the Termination Date), the Company and its Subsidiaries shall not, and the Company shall cause its and its Subsidiaries’ respective directors, officers and senior management employees not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly (i) initiate or solicit any inquiry, proposal or offer with respect to, or knowingly encourage or knowingly facilitate the making, submission or announcement of, any Company Alternative Proposal, (ii) enter into or continue any discussions or negotiations with respect to the Company or its Subsidiaries to any Person in connection with a Company Alternative Proposal, (iii) take or propose to take any of the actions prohibited by the following sentences in connection with a Company Alternative Proposal or (iv) publicly propose or agree to any of the foregoing. In addition, except as expressly permitted under this Section 6.5, from the date of this Agreement until the Effective Time, or, if earlier, the Termination Date, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) effect a Company Change of Recommendation or (C) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any Company Alternative Proposal (a “Company Alternative Acquisition Agreement”). Following the execution of this Agreement, the Company (1) shall, shall cause its Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date of this Agreement with any Persons with respect to any Company Alternative Proposal or the possibility thereof, (2) shall promptly request each Person, if any, that has executed a confidentiality agreement within the twelve (12) months prior to the date of this Agreement in connection with its consideration of any Company Alternative Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (3) shall immediately terminate all physical and electronic data room access for such Person and their representatives to diligence or other information regarding the Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary in this Section 6.5, prior to the time the Company Stockholder Approval is obtained, if the Company receives a written Company Alternative Proposal that did not result from a breach in any material respect of this Section 6.5, from any Person at any time following the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that, subject to applicable Law, the Company shall (A) substantially contemporaneously therewith make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent and (B) keep Parent reasonably and promptly informed regarding the process and status of negotiations concerning any Company Alternative Proposal and the material details (including material terms thereof) of any such Company Alternative Proposal and promptly respond to questions reasonably asked by Parent (or its outside counsel) related thereto, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Company Alternative Proposal, if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, the Company Board or relevant committee thereof determines in good faith (after consultation with its outside counsel and financial advisors) that such Company Alternative Proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal and provides Parent with written notice of such determination.

(c) The Company shall promptly (and, in any event, within twenty-four (24) hours of any such event) notify Parent of the receipt of any Company Alternative Proposal or any material amendment thereto, and provide with respect to any Company Alternative Proposal or material amendment thereto, a true, complete and unredacted copy of any such written materials and a detailed written summary of any oral discussions relating thereto, including, in each case, (x) the material terms and conditions of each such Company Alternative Proposal (and any financing commitments related thereto) or such material amendment thereto and (y) unredacted copies of all correspondences and written materials (whether or not electronic) sent or provided by or to the Company, any of its Subsidiaries or any of their Representatives regarding the Company Alternative Proposal.

(d) Except as set forth in this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend or propose to approve, adopt, endorse or recommend a Company Alternative Proposal, or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Alternative Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Company stockholders within ten (10) Business Days of the commencement of such offer (any of the foregoing, a “Company Change of Recommendation”) or (ii) (A) except as provided in this Section 6.5, authorize, adopt or approve, or propose to authorize, adopt or approve, a Company Alternative Proposal, or (B) cause or permit the Company or any of its Subsidiaries to enter into any Company Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may (I) effect a Company Change of Recommendation if the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that, as a result of any Effects (other than in connection with a Company Alternative Proposal or an Acquisition Opportunity) with respect to the Company that materially and positively affect the business, results of operations or financial condition of the Company that were not known to or reasonably foreseeable by the Company Board as of or prior to the execution and delivery of this Agreement (a “Company Intervening Event”), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of this Agreement proposed by Parent in response to such Company Intervening Event), and (II) if the Company receives a Company Alternative Proposal after the date of this Agreement and not resulting from a breach in any material respect of this Section 6.5, that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Company Superior Proposal (taking into account any adjustments to the terms and conditions of this Agreement proposed by Parent in response to such Company Alternative Proposal), effect a Company Change of Recommendation, authorize, adopt, or approve such Company Superior Proposal, grant a waiver, amendment or release under any Takeover Law with respect to such Company Superior Proposal and/or cause or permit the Company or any of its Subsidiaries to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 8.1(c)(ii); provided, however, the Company Board may take the actions described in clause (I) or (II) if and only if:

(1) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify, as applicable, (1) a reasonably detailed description of such Company Intervening Event or (2) the material terms of the Company Alternative Proposal received by the Company that constitutes a Company Superior Proposal, and copies of the proposed definitive agreement and any other proposed transaction documentation (and the Company will also promptly provide Parent such a notice with respect to any subsequent change in such proposal);

(2) after providing such notice and prior to taking such actions, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions (it being understood and agreed that any amendment or modification, other than immaterial amendments or modifications, of such Company Alternative Proposal shall require a new notice period and negotiation period of three (3) Business Days each); and

(3) the Company Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent by 11:59 p.m. Eastern Time on the fifth (5th) Business Day of such five (5) Business Day period (or at the completion of any extension thereof) and shall have determined in good faith (A) with respect to the actions described in clause (I) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ duties under applicable Law not to effect the Company Change of Recommendation, and (B) with respect to the actions described in clause (II) above, after consultation with outside counsel and its financial advisors, that the Company Alternative Proposal received by the Company would continue to constitute a Company Superior Proposal, in each case, if such changes offered in writing by Parent were given effect.

(e) Nothing contained in this Section 6.5 shall be deemed to prohibit the Company, the Company Board or any committee of the Company Board from (i) making any “stop, look and listen” communication to the stockholders of the Company (or any substantially similar communications to the stockholders of the Company) or (ii) making disclosure that the Company Board determines in good faith after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the directors’ duties under applicable Law so long as, in each case, such disclosure includes an express reaffirmation of the Company Recommendation.

Section 6.6 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, but in no event later than thirty (30) days following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Each of the Company, and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Subject to Section 6.6(c), unless the Company Board has made a Company Change of Recommendation in accordance with Section 6.5, the Proxy Statement/

Prospectus shall include the Company Recommendation. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC).

(b) Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement/Prospectus, the Registration Statement and the resolution of any comments to either of the foregoing documents received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and (i) with respect to the Registration Statement, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and (ii) with respect to the Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(c) The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall (A) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, or the Registration Statement and (ii) all stop orders of the SEC relating to the Registration Statement and (B) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(d) No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement will be made by a party without the approval of the other party (which approval shall not be unreasonably withheld, delayed or conditioned); provided, that the Company, in connection with a Company Change of Recommendation made in compliance with the terms hereof may amend or supplement the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Change of Recommendation, (ii) a statement of the reason of the board for making such a Company Change of Recommendation, and (iii) additional information reasonably related to the foregoing.

(e) In further of and without limiting the foregoing, the parties hereto shall use reasonable best efforts to make all other necessary filings with the SEC to comply with any applicable requirements of the Exchange Act, rules and regulations of any applicable stock exchange, any foreign or state securities or blue sky laws.

Section 6.7 Stockholder Meeting.

(a) The Company shall (i) take all action necessary in accordance with applicable Law and its charter and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the Registration Statement is declared effective, for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”); provided that the Company shall be entitled to one (1) or more, but no more than three (3), adjournments or postponements of the Company Meeting if it determines (in consultation with Parent) it is reasonably advisable to do so to obtain a quorum or to obtain the Company Stockholder Approval; and provided, further, that in no event shall any such adjournment or postponement result in a delay of a period exceeding ten (10) Business Days, in the aggregate, without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), and (ii) unless there has been a Company Change of

Recommendation in accordance with Section 6.5, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the First Merger and the transactions contemplated by this Agreement. No Company Change of Recommendation shall obviate or otherwise affect the obligation of the Company to duly call, give notice of, convene and hold the Company Meeting for the purpose of obtaining the Company Stockholder Approval in accordance with this Section 6.7(a).

(b) The Company and Parent shall reasonably cooperate and shall use reasonable best efforts to cause the Company Meeting to occur as soon as reasonably practicable after the date of this Agreement. The Company shall provide written updates to Parent with respect to the proxy solicitation for the Company Meeting, including interim results, as reasonably requested by Parent from time to time.

(c) Immediately following the execution and delivery of this Agreement, (i) Parent, in its capacity as the sole stockholder of Merger Sub 1, shall execute and deliver, in accordance with applicable Law and its organizational documents, a written consent adopting this Agreement and (ii) Parent, in its capacity as the sole stockholder of Merger Sub 2, shall executed and deliver, in accordance with applicable Law and its organizational documents, a written consent adopting this Agreement. Such consents shall not be modified or rescinded and Parent shall deliver copies of such consents to the Company promptly upon the execution thereof.

Section 6.8 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued as part of the Merger Consideration and the Parent Shares to be issued in connection with the assumption of the Company Equity Awards by Parent to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Merger Effective Time.

Section 6.9 Employee Matters.

(a) For a period of one (1) year following the Effective Time (or, if earlier, the date of termination of the relevant employee), Parent shall provide, or shall cause to be provided, to each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time who, in each case, remains employed with Parent or any of its Subsidiaries through the Effective Time (the “Continuing Employees”) with compensation (including bonus opportunities) and employee benefits (excluding equity or equity-based incentives) that are no less favorable in the aggregate than those provided to the applicable Continuing Employee immediately prior to the Effective Time. For a period of one (1) year following the Effective Time (or, if earlier, the date of termination of the relevant employee), Parent shall provide, or shall cause to be provided, to each Continuing Employee any severance entitlement to which such Continuing Employee is entitled pursuant to the Company Benefit Plan that is a severance policy as set forth on Section 6.9(a) of the Company Disclosure Letter (after giving effect to such Continuing Employee’s collective years of service with the Company or its Subsidiaries and Parent or its Subsidiaries, including service provided after the Effective Time). Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Effective Time. Further, notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a collective bargaining agreement shall be governed by the applicable collective bargaining agreement until the expiration, modification or termination of such collective bargaining agreement in accordance with its terms or applicable Law.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the Parent Benefit Plans, as applicable, providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries, as applicable, and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to retiree medical or welfare plans, equity or equity-based incentive plans, benefit accrual under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonable efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plan in which such employee participated immediately prior to the Effective Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Upon Parent’s reasonable request from time to time, the Company shall provide to Parent, within ten (10) Business Days following receipt of such request, the then-most recent report (if such a report has been prepared as of such date) and back-up information relating to calculations under Sections 280G and 4999 of the Code with respect to the First Merger, including any non-compete valuations (if applicable).

(d) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 (whether express or implied) shall (i) create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof), (ii) be considered or deemed to establish, amend or modify any Parent Benefit Plan, Company Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement or (iii) prohibit or limit the ability of Parent or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) to amend, modify or terminate any Parent Benefit Plan, Company Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement.

Section 6.10 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, including Section 6.10(b) hereof, each of the parties to this Agreement shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Mergers, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Parent, the Company, or any of their respective Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (i) make appropriate filings under the HSR Act within 10 Business Days of the date hereof and file within 20 Business Days of the date hereof any other required filings and/or notifications under other applicable Antitrust Laws identified in Section 4.3(b) of the Company Disclosure Letter and Section 5.3(b) of the Parent Disclosure Letter, with respect to the Mergers and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under any Antitrust Law, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) make an appropriate response as promptly as practicable to any request for additional information or documents by a Governmental Entity pursuant to any Antitrust Law and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further action as may be necessary to resolve such objections, if any, as any Antitrust Authority may assert under any Antitrust Law (other than with respect to any Action by any stockholder related to this Agreement, the Mergers or the other transactions contemplated by this Agreement) with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including taking all such further action as may be reasonably necessary to resolve such objections, if any, as any Antitrust Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate any impediment under any Law that may be asserted by any Governmental Entity with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). In furtherance of the foregoing, Parent shall take any and all actions necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets, or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating or transferring any existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, or accepting any restriction on Parent’s freedom of action following the Closing; or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, Parent shall enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing) (each, a “Remedy Action”); provided that notwithstanding the foregoing, including Section 6.10(a) or anything else to the contrary in this Agreement, (1) Parent shall not be required to take any Remedy Actions (or any other action) that would have or be expected to have, individually or in the aggregate, a material adverse effect on Parent (provided that, for purposes of this clause, Parent shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is one hundred percent (100%) of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement), taking into account the terms and net proceeds of any divestiture or other disposition of assets and the effects of any other Remedy Action and provided that the parties hereby acknowledge and agree that any Remedy Action that would, or would reasonably be expected to, result in the sale, disposition or other disposing of any drillship shall be deemed for these purposes to have a material adverse effect on Parent and (2) neither the Company nor any of its Subsidiaries shall take or agree to take, or propose to take or agree to take, any Remedy Action without the prior written consent of Parent; provided, further, that the Company and its Subsidiaries shall agree to take any such Remedy Action if directed to do so by Parent, so long as the effectiveness of such Remedy Action is conditioned upon the consummation of the Merger. Parent shall be responsible for all filing fees under any Antitrust Laws and/or any such other laws or regulations applicable to any of the Parent or its Affiliates. Each party shall not (and shall cause its Subsidiaries and Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under any Antitrust Law, without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided that, notwithstanding the foregoing, Parent may, after consulting in good faith with the Company, withdraw and refile its HSR Act notification (i.e., “pull and refile”) one time in the manner described in 16 CFR § 803.12(c).

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law, each of Parent and the Company shall use their respective reasonable best efforts to (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Antitrust Law so as to permit consummation of the transactions contemplated by this Agreement, including by taking a Remedy Action, subject, in each case, to clauses (1) and (2) of Section 6.10(b).

(d) The parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to this Section 6.10, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other material communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions; provided, that notwithstanding anything to the contrary contained in this Agreement, if the Company and Parent do not agree on the strategy to implement in connection with obtaining the consents, clearances, approvals and expirations or terminations of waiting periods under applicable Antitrust Laws, then such matters shall be referred to a transaction committee (the “Transaction Committee”) and thereafter the Transaction Committee shall meet and mutually agree on the strategy to be implemented in connection therewith and the Transaction Committee shall exercise final decision making authority over such matters. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications, filings, written communications or submissions (and with respect to any such notification, filing, written communication or submission, any documents submitted therewith) to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, and (y) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information, in which case unredacted copies shall be provided to outside counsel only. Each of the parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other parties the opportunity to attend and participate.

(e) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees that, between the date of this Agreement and the earlier of the Effective Time and the Termination Date, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any Acquisition Opportunity that would reasonably be expected to materially impede, delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 6.11 Takeover Statute. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 6.12 Public Announcements. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Mergers or the other transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Mergers or the other transactions contemplated by this Agreement, in which event such party shall provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided that (i) subject to compliance with Section 6.5, the Company shall not be required to provide any such review or comment to Parent or its Affiliates in connection with the receipt and existence of a Company Alternative Proposal and matters related thereto or to a Company Change of Recommendation and (ii) each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.12 or any communication plan or strategy previously agreed between the Company and Parent.

Section 6.13 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer, director or employee of the Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or any Subsidiary of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby or any other indemnification or advancement right of any Company Indemnified Party), in each case solely to the extent provided in the organizational documents of the Company and its Subsidiaries (as in effect on the date of this Agreement) or any indemnification agreement between such persons and the Company to the extent disclosed or made available to Parent prior to the date of this Agreement.

(b) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies (including tail policies) with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, that if the cost of such insurance exceeds 300% of the amount set forth on Section 6.13 of the Company Disclosure Letter, and Parent elects not to spend more than such amount for such purpose, then Parent may purchase as much coverage as is reasonably available for such amount.

(c) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under the Company’s charter, bylaws or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of the Company at or prior to the date of this Agreement shall survive the Mergers and shall be assumed by Parent following the Effective Time without any further action. Without limiting the foregoing, the charter and bylaws of Company (as the surviving entity in the First Merger) and the charter and bylaws of Merger Sub 2 (as the surviving entity in the Second Merger), from and after the Effective Time, shall contain provisions no less favorable to the Company Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the charter and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Company Indemnified Parties. In addition, from the Effective Time, Parent shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Company Indemnified Party under this Section 6.13 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.13) as incurred to the fullest extent permitted under applicable Law for a period of six (6) years from the Effective Time; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(d) If Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent, as the case may be, shall assume the obligations set forth in this Section 6.13. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.13 is not prior to, or in substation for, any claims under any such policies.

(e) The provisions of this Section 6.13 (i) shall survive the consummation of the Mergers and continue in full force and effect, (ii) are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.14 Section 16 Matters. Assuming that the Company delivers to Parent the Section 16 Information reasonably in advance of the Effective Time, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Insiders of the Company of Parent Shares in exchange for shares of Company Common Stock (including shares of Company Common Stock underlying any Company Equity Awards) pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by the Company to Parent prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all material respects regarding the Insiders of a person, the number of shares of the capital stock held by each such Insider, and the number and description of options, stock appreciation rights, restricted shares and other stock-based awards held by each such Insider. “Insiders”, with respect to a person, shall mean those officers and directors of such person who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information. Prior to the Effective Time, Parent and the Company, if applicable, shall use their respective reasonable best efforts to take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.15 Stockholder Litigation. In the event that any litigation or other Action of any stockholder related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Effective Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such stockholder Action, give the other party the opportunity to participate in the defense or settlement of any such stockholder Action, and shall keep the other party reasonably informed with respect to the status thereof. None of the Company, Parent of any of their respective Subsidiaries shall settle or offer to settle any such stockholder Action without the other party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.16 Financing Matters. From the date of this Agreement until the Effective Time, the parties hereto shall, and shall cause their respective Subsidiaries to, cooperate with one another as reasonably requested by any other party hereto in connection with obtaining or refinancing any debt financing of Parent, the Company or their respective Affiliates, including by (a) furnishing financial and other pertinent information of Parent, the Company and their respective Subsidiaries necessary to show the pro forma impact of the transactions contemplated by this Agreement on Parent, the Company and their respective Subsidiaries, as applicable, (b) cooperating with the creation and perfection of pledge and security instruments effective as of the Effective Time and (c) providing pertinent information of Parent, the Company and their respective Subsidiaries that is required or customary in connection with the applicable debt financing, including providing such information required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations and causing their respective auditors and management to provide diligence information and comfort letters; provided that (i) the Company shall be reimbursed by Parent for any reasonable out-of-pocket costs incurred by the Company in connection with such cooperation and (ii) the foregoing cooperation obligations shall be limited to such financing and refinancing that are contingent upon or pursued in connection with the occurrence of the Closing.

Section 6.17 Tax Matters.

(a) Neither Parent nor the Company shall, nor shall they permit their respective Subsidiaries to, take or agree to take any action that would reasonably be expected to cause Parent to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Mergers. The parties each acknowledge and agree that for purposes of determining the value of the Parent Shares to be received by the Company’s stockholders pursuant to the Mergers for purposes of measuring continuity of interest under Treasury Regulations Section 1.368-1(e)(2)(i) and Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” will be the “Average of the Daily Volume Weighted Average Prices” as described in Section 4.01(1) of Rev. Proc. 2018-12, (ii) the “Measuring Period” (within the meaning of Section 4.01(2) of Rev. Proc. 2018-12) will be each of the 7 consecutive trading days ending on and including the last complete trading day prior to the date hereof, (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be the NYSE and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.

(b) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code.

(c) Each of Parent and the Company shall reasonably cooperate with the other and with their respective tax advisors, and shall use its commercially reasonable efforts in connection with the issuance of any opinions by their respective tax advisors in connection with the preparation, filing and delivery of the Registration Statement or the Proxy Statement/Prospectus or any other tax consequences relating to the transactions contemplated by this Agreement. In connection therewith, each of Parent and the Company shall deliver to the relevant tax advisor: (A) a duly authorized and executed officer’s certificate, dated as of such date as may be reasonably requested by such tax advisor, containing such representations such party is able to make as shall be reasonably necessary or appropriate to enable such tax advisor to render any such opinion or other written advice, and (B) such other information as reasonably requested by such tax advisor for purposes of rendering any such opinion or other written advice. Notwithstanding the foregoing, if requested by the SEC in connection with the preparation, filing and delivery of the Registration Statement or the Proxy Statement/Prospectus, Kirkland & Ellis LLP or another tax advisor to the Company satisfactory to Parent shall issue an opinion, subject to customary assumptions and limitations, to the effect that the Mergers should qualify for the Intended Tax Treatment.

(d) Parent shall not (nor permit nor cause any of its Subsidiaries to) take any action that causes (i) Noble Newco Sub Limited to be treated as other than an entity disregarded as separate from Parent for U.S. federal income Tax purposes, or (ii) Noble Newco Sub Limited, Parent, or another controlled Affiliate of Parent not disregarded as separated from Parent for U.S. federal income tax purposes, not to directly own all of the outstanding equity interests of Merger Sub 1 and Merger Sub 2.

(e) Notwithstanding anything to the contrary, each party acknowledges and agrees that its obligations to effect the transactions are not subject to any condition or contingency with respect to the Mergers qualifying for the Intended Tax Treatment.

Section 6.18 Governance. Prior to the Effective Time, Parent shall take all necessary actions to cause the Parent Board, as of the First Merger Effective Time, to be increased by one (1) director and to cause one (1) individual who is, as of the date of this Agreement, serving on the Company Board and mutually agreed by the Company and Parent, to be appointed to the Parent Board immediately following the First Merger Effective Time.

Section 6.19 Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary to carry out the purposes of this Agreement or to vest Parent, the Company, as the surviving entity in the First Merger, or Merger Sub 2, as the surviving entity in the Second Merger, with full title to all properties, assets, rights, approvals, immunities and franchises of any of the constituent corporations of the Mergers, the proper officers and directors of each party to this Agreement shall take all such necessary action. Parent shall take all action necessary to cause Parent, Merger Sub 1, Merger Sub 2 and the surviving entities of the Mergers to perform their respective obligations under this Agreement.

Section 6.20 Notice of Certain Events. Each of the Company and Parent shall give notice to the other party as promptly as reasonably practicable after (and shall subsequently keep the other party informed on a reasonably current basis of any developments related to such notice) it becomes aware of (i) the receipt of any material notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) that any Action has been commenced or threatened in writing relating to or involving the Company, Parent or any of its Subsidiaries that relates to the consummation of the transactions contemplated by this Agreement or (iii) the occurrence or existence of any fact, event or circumstance, including any Company Material Adverse Effect or Parent Material Adverse Effect, that is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the End Date. The Company shall comply with the notice obligations set forth on Section 6.20 of the Company Disclosure Letter.

Section 6.21 Delisting. Each of the parties agrees to cooperate with the other parties in taking or causing to be taken, all actions necessary, proper or advisable under applicable Law and the rules and policies of the NYSE to enable the delisting by Merger Sub 2, as the surviving entity in the Second Merger, of the Company Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers and the other transactions to be effected at the Closing as contemplated by this Agreement shall be subject to the fulfillment (or, to the extent permitted by Law, waiver in writing by Parent and the Company) at or prior to and as of the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect.

(c) No Order by any Governmental Entity of competent jurisdiction which makes illegal or prohibits the consummation of the Mergers or the Parent Share Issuance shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Mergers or the Parent Share Issuance.

(d) The waiting period under the HSR Act shall have expired or been terminated and any approvals under the Antitrust Laws of the jurisdictions listed on Section 7.1 of the Company Disclosure Letter or Parent Disclosure Letter required to consummate the Mergers shall have been obtained.

(e) The Parent Shares to be issued as Merger Consideration and reserved for issuance upon the exercise or vesting of any Company Equity Awards or Parent Equity Awards shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Conditions to Obligation of the Company to Effect the Mergers. The obligation of the Company to effect the Mergers and the other transactions to be effected at the Closing as contemplated by this Agreement is further subject to the fulfillment (or, to the extent permitted by Law, waiver in writing by the Company) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in this Agreement (other than the representations and warranties set forth in Section 5.2(a) (except for the second sentence thereof) and (b), Section 5.3(a) and (c)(i) (solely with respect to Parent), Section 5.10(b), Section 5.16 and Section 5.21) shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Parent Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in Section 5.2(a) (except for the second sentence thereof) shall be true and correct except for De Minimis Inaccuracies at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (iii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in Section 5.2(b) Section 5.3(a) and (c)(i) (solely with respect to Parent), Section 5.16 and Section 5.21 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date

(except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in Section 5.10(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date. For purposes of this Agreement, “De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be.

(b) Parent, Merger Sub 1 and Merger Sub 2 shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) From the date of this Agreement, there shall not have occurred and be continuing any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) The Company shall have delivered to Parent at least four (4) days prior to the Closing Date a certificate (in form and substance reasonably satisfactory to Parent and dated not more than thirty (30) days before the Closing Date) pursuant to Treasury Regulations Section 1.1445-2(c)(3), stating that the Company is not, and has not been during the applicable period specified in Section 897(c) of the Code, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code), provided that if the Company fails to deliver the certificate required by this Section 7.2(e), Parent shall still be obligated to effect the Mergers but shall be entitled to deduct and withhold from any amounts otherwise payable to the holders of Company Warrants pursuant to Section 3.1(c) to the extent such deduction and withholding is required by applicable Law.

Section 7.3 Conditions to Obligations of Parent to Effect the Mergers. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Mergers and the other transactions to be effected at the Closing as contemplated by this Agreement are further subject to the fulfillment (or, to the extent permitted by Law, waiver in writing by Parent) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 4.2(a) (except for the second sentence thereof) and (b), Section 4.3(a) and (c)(i) (solely with respect to the Company), Section 4.10(b), Section 4.20 and Section 4.22) shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties of the Company set forth in Section 4.2(a) (except for the second sentence thereof) and (b) shall be true and correct except for De Minimis Inaccuracies at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 4.3(a) and (c)(i) (solely with respect to the Company), Section 4.20 and Section 4.22 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company set forth Section 4.10(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the date of this Agreement and at and as of the Closing Date.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) From the date of this Agreement, there shall not have occurred and be continuing any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger, or terminating this Agreement and abandoning the Merger, respectively, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if the failure to perform any material obligation required to be performed by such party has been the primary cause of the failure of such condition.

ARTICLE VIII

TERMINATION

Section 8.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if (A) the Effective Time shall not have occurred on or before June 9, 2025 (the “End Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of the conditions set forth in Section 7.1(c) or Section 7.1(d) or due to an agreement with a Governmental Entity and (y) all other conditions in Article VII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by Law) waived, the End Date shall be December 9, 2025; provided, however, that if (1) the Effective Time has not occurred by such date by reason of nonsatisfaction of the conditions set forth in Section 7.1(c) or Section 7.1(d) or due to an agreement with a Governmental Entity and (2) all other conditions in Article VII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by Law) waived, the End Date shall be June 9, 2026 and (B) the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Mergers on or before such date;

(ii) if any court of competent jurisdiction or any other Governmental Entity of competent jurisdiction shall have issued or entered an Order or any Law permanently enjoining or otherwise prohibiting the consummation of the Mergers and such Order or Law shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used such efforts as required by Section 6.10 to prevent, oppose and remove such injunction; or

(iii) if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(c) by the Company:

(i) if Parent shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (1) within fifteen (15) days following the Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date the Company delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) in accordance with Section 6.5(d)(II), at any time prior to the receipt of the Company Stockholder Approval, if (A) the Company Board has authorized the Company to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, (B) prior to or concurrently with such termination, the Company shall have paid (or cause to be paid) the Company Termination Fee to Parent pursuant to Section 8.3(b) and (C) concurrently with the termination of this Agreement, the Company enters into a Company Alternative Acquisition Agreement with respect to the Company Superior Proposal referred to in clause (A); and

(d) by Parent:

(i) at any time prior to the receipt of the Company Stockholder Approval, in the event of a Company Change of Recommendation; or

(ii) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (1) within fifteen (15) days following Parent’s delivery of written notice to the Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Parent is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 8.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the parties or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (a) no such termination shall relieve the Company of its obligation to pay the Company Termination Fee or No Vote Termination Fee, as applicable, if, as and when required pursuant to Section 8.3; (b) no such termination shall relieve any party for liability for such party’s Willful and Material Breach of this Agreement or for Fraud; and (c) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 6.4(b), this Section 8.2, Section 8.3 and Article IX, will survive the termination of this Agreement.

Section 8.3 Termination Fees.

(a) [Reserved].

(b) In the event that:

(i) (1) This Agreement shall have been terminated pursuant to (x) Section 8.1(b)(i) [End Date], (y) Section 8.1(b)(iii) [Failure to Obtain Company Stockholder Approval] or (z) Section 8.1(d)(ii) [Company Breach of Reps and Warranties or Covenants], (2) the Company or any other Person shall have publicly disclosed or announced a Company Alternative Proposal made on or after the date of this Agreement but prior to the earlier of (x) the Company Meeting and (y) the termination of this Agreement in the circumstances set forth in clause (i)(1) above and (3) within twelve (12) months of such termination, any transaction constituting any Company Alternative Proposal is consummated or an agreement providing for any Company Alternative Proposal is executed; provided, that, for purposes of this clause (i), the references to “20% or more” in the definition of “Company Alternative Proposal” shall be deemed to be references to “50% or more”;

(ii) The Company shall have terminated this Agreement pursuant to Section 8.1(c)(ii) [Company Superior Proposal];

(iii) Parent shall have terminated this Agreement pursuant to Section 8.1(d)(i) [Company Change of Recommendation]; or

(iv) This Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) [Failure to Obtain Company Stockholder Approval];

then, the Company shall, (A) in the case of clause (i) above, upon the earlier of (x) the execution of an agreement providing for any Company Alternative Proposal and (y) the consummation of any Company Alternative Proposal, pay (or cause to be paid) Parent (or one or more of its designees) the Company Termination Fee; (B) in the case of clause (ii) above, concurrently with, and as a condition to the effectiveness of such termination, pay (or cause to be paid) Parent (or one or more of its designees) the Company Termination Fee; (C) in the case of clause (iii) above, within two (2) Business Days of such termination, pay (or cause to be paid) Parent (or one or more of its designees) the Company Termination Fee; and (D) in the case of clause (iv) above, within two (2) Business Days of such termination, pay (or cause to be paid) Parent (or one or more of its designees) the No Vote Termination Fee; in each case by wire transfer of immediately available funds to one or more accounts designated by Parent; it being understood that in no event shall the Company be required to pay the Company Termination Fee or the No Vote Termination Fee on more than one occasion and, in the event the Company Termination Fee becomes payable to Parent following payment of the No Vote Termination Fee, the amount of the No Vote Termination Fee actually paid shall be credited against the Company Termination Fee. Following receipt by Parent (or one or more of its designees) of the Company Termination Fee or the No Vote Termination Fee in accordance with this Section 8.3(b), the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Parent or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud or, to the extent the Company Termination Fee becomes payable to Parent following payment of the No Vote Termination Fee, any obligation to pay (or cause to be paid) an amount equal to the Company Termination Fee less the No Vote Termination Fee.

(c) If the Company fails to timely pay an amount due pursuant to this Section 8.3, the Company shall pay Parent interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus 3% per annum through the date such payment is actually received.

(d) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival of Representations and Warranties. Except as provided in Section 8.2, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein or therein.

Section 9.2 Expenses. Except as set forth in Section 8.3, whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that (x) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus (including applicable SEC filing fees) shall be borne by Parent and (y) all fees paid in respect of any regulatory filing shall be borne by Parent.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by email or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 9.4 Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided, however, that the interpretation of the duties of the Parent Board shall be governed by, and construed in accordance with, the Laws of England and Wales.

(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.7 or in any other manner permitted by applicable Law.

Section 9.5 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.6 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS Section 9.6.

Section 9.7 Notices. Any notice required to be given hereunder shall be in writing, and sent by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of transmission, provided that no “bounce back” or similar message of non-delivery is received with respect thereto, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

To the Company:

Diamond Offshore Drilling, Inc.

777 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

Attention: David L. Roland

     Senior Vice President, General Counsel and Secretary

Email:

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Sean T. Wheeler, P.C.

     Debbie P. Yee, P.C.

     Camille E. Walker

Email:   sean.wheeler@kirkland.com

     debbie.yee@kirkland.com

     camille.walker@kirkland.com

To Parent, Merger Sub 1 or Merger Sub 2:

Noble Corporation plc

13135 Dairy Ashford, Suite 800

Sugar Land, Texas, 77478

Attention: General Counsel

Email:

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Scott A. Barshay

     Kyle T. Seifried

Email:   sbarshay@paulweiss.com

     kseifried@paulweiss.com

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties, except that (i) Merger Sub 1 or Merger Sub 2 may transfer or assign, in whole or, from time to time, in part, to one or more of Parent’s controlled Affiliates, its rights under this Agreement, but any such transfer shall not relieve Merger Sub 1 or Merger Sub 2 of its obligations hereunder and (ii) subject to Section 6.17(d), the equity of Merger Sub 1 or Merger Sub 2 may be transferred to Parent or another of Parent’s controlled Affiliates. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding anything to the contrary, under no circumstances shall the rights of holders of shares of Company Common Stock as third-party beneficiaries pursuant to Section 9.10(b) be enforceable by such stockholders or any other Person acting for or on their behalf other than the Company and its successors in interest.

Section 9.10 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. The Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

(b) Nothing in this agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this agreement other than (a) as specifically provided in Section 6.12 (which shall be for the benefit of the Company Indemnified Parties from and after the Effective Time) and (b) the provisions of Article III with respect to holders of Company Common Stock and Parent Shares (which, from and after the Effective Time, shall be for the benefit of holders of the Company Common Stock and Parent Shares as of the Effective Time).

(c) The parties acknowledge and agree that in the event that any of the provisions of this Agreement are breached or are not performed in accordance with their terms, irreparable damage may occur; that the parties and the third-party beneficiaries of this Agreement may not have an adequate remedy at law; that the parties (on behalf of themselves and the third-party beneficiaries of this Agreement) shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce the terms of this Agreement; and that the parties to this Agreement shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.

(d) If any provision or provisions of this agreement shall be held to be invalid, illegal, or unenforceable for any reason (a) the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected or impaired thereby; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable Law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this agreement shall be construed to give the maximum effect to the intent of the parties hereto.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement (including its Exhibits), the Company Disclosure Letter or the Parent Disclosure Letter may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of any applicable stock exchange require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NOBLE CORPORATION PLC

By:	/s/ Robert W. Eifler
Name: Robert W. Eifler
Title: President and Chief Executive Officer

DOLPHIN MERGER SUB 1, INC.

By:	/s/ Richard Barker
Name: Richard Barker
Title: President

DOLPHIN MERGER SUB 2, INC.

By:	/s/ Richard Barker
Name: Richard Barker
Title: President

[Signature Page to Agreement and Plan of Merger]

DIAMOND OFFSHORE DRILLING, INC.

By:	/s/ Bernie Wolford, Jr.
Name: Bernie Wolford, Jr.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Charter of Surviving Entity of the First Merger

See attached.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

DIAMOND OFFSHORE DRILLING, INC.

1. Name. The name of the corporation is Diamond Offshore Drilling, Inc. (the “Corporation”).

2. Address; Registered Office and Agent. The name and address of the Corporation’s registered agent is The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, county of New Castle, Delaware, 19801.

3. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4. Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is 1,000, all of which shall be shares of Common Stock with the par value of $0.01 per share.

5. Election of Directors. Unless and except to the extent that the Bylaws of the Corporation (the “Bylaws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6. Limitation of Liability. No director of the Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article 6, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 6, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited, as applicable, to the fullest extent permitted by the DGCL as so amended.

7. Indemnification. The Corporation shall indemnify any person to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation. The right to indemnification conferred by this Article 7 shall include the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to the Corporation’s receipt, to the extent required by the DGCL, of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article 7. The Corporation may, to the extent authorized from time to time by the Board of Directors of the Corporation, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article 7 to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of shareholders or disinterested directors or otherwise. Any repeal or modification of this Article 7 shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons and (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the shareholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

8. Adoption, Amendment or Repeal  of Bylaws. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation (the “Board”) is expressly authorized to adopt, amend or repeal the Bylaws.

9. Meetings of Shareholders. Meetings of shareholders shall be held within or without the State of Delaware, as the Bylaws of the Corporation shall provide. The books of the Corporation shall be kept outside the State of Delaware at such place or places as shall be designated from time to time by the Board or in the Bylaws of the Corporation.

10. Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Article.

Exhibit B

Charter of Surviving Entity of the Second Merger

See attached.

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

DOLPHIN MERGER SUB 2, INC.

1. Name. The name of the corporation is Dolphin Merger Sub 2, Inc. (the “Corporation”).

2. Address; Registered Office and Agent. The name and address of the Corporation’s registered agent is The Corporation Trust Company, 1209 Orange Street, Corporation Trust Center, Wilmington, county of New Castle, Delaware, 19801.

3. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4. Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is 1,000, all of which shall be shares of Common Stock with the par value of $0.01 per share.

5. Election of Directors. Unless and except to the extent that the Bylaws of the Corporation (the “Bylaws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6. Limitation of Liability. No director of the Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article 6, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 6, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited, as applicable, to the fullest extent permitted by the DGCL as so amended.

7. Indemnification. The Corporation shall indemnify any person to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation. The right to indemnification conferred by this Article 7 shall include the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to the Corporation’s receipt, to the extent required by the DGCL, of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article 7. The Corporation may, to the extent authorized from time to time by the Board of Directors of the Corporation, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article 7 to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of shareholders or disinterested directors or otherwise. Any repeal or modification of this Article 7 shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons and (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the shareholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

8. Adoption, Amendment or Repeal  of Bylaws. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation (the “Board”) is expressly authorized to adopt, amend or repeal the Bylaws.

9. Meetings of Shareholders. Meetings of shareholders shall be held within or without the State of Delaware, as the Bylaws of the Corporation shall provide. The books of the Corporation shall be kept outside the State of Delaware at such place or places as shall be designated from time to time by the Board or in the Bylaws of the Corporation.

10. Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Article.

Annex B
Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

June 9, 2024

The Board of Directors

Diamond Offshore Drilling, Inc.

777 N. Eldridge Pkwy, Suite 1100

Houston, TX 77079

Members of the Board:

We understand that Noble Corporation plc (“Noble”) and Diamond Offshore Drilling, Inc. (“Diamond”) intend to enter into an Agreement and Plan of Merger to be dated as of June 9, 2024 (the “Merger Agreement”) pursuant to which (i) Dolphin Merger Sub 1, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 1”), will merge with and into Diamond (the “Merger”), with Diamond surviving as an indirect wholly owned subsidiary of Noble, and (ii) immediately following the Merger, Diamond will merge with and into Dolphin Merger Sub 2, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), with Merger Sub 2 surviving as an indirect wholly owned subsidiary of Noble (the “Second Merger” and, together with the Merger, the “Mergers”). Pursuant to the Merger Agreement, each of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Diamond Common Stock”), of Diamond (other than any shares owned by Diamond, Noble or Merger Subs and any Appraisal Shares (as defined therein)) will be converted in the Merger into the right to receive (a) $5.65 in cash and (b) 0.2316 ordinary shares, $0.00001 nominal value per share (the “Noble Common Stock”), of Noble (together, the “Merger Consideration”). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

You have asked us to render our opinion as to whether the Merger Consideration to be received by the holders of Diamond Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Merger Agreement dated as of June 8, 2024;

•	Reviewed certain publicly available business and financial information regarding each of Diamond and Noble;

•

Reviewed certain non-public business and financial information regarding each of Diamond’s and Noble’s respective businesses and future prospects (including certain financial projections for each of Diamond and Noble for the years ending December 31, 2024 through December 31, 2045 (together, the “Diamond-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by Diamond’s senior management (collectively with the Synergy Estimates (as defined below), the “Diamond-Provided Information”);

•

Reviewed certain non-public business and financial information regarding Noble’s businesses and future prospects (including certain financial projections for Noble on a stand-alone basis for the years ending December 31, 2024 through December 31, 2028 (the “Noble-Provided Financial Projections” and, together with the Diamond-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by and discussed with Noble’s senior management and reviewed by, discussed with and approved for our use by Diamond’s senior management (collectively, the “Noble-Provided Information”);

•

Reviewed certain estimated cost savings and operating and financial synergies expected to result from the Merger and estimated costs to achieve the same (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared by, discussed with and approved for our use by Diamond’s senior management and discussed with Noble’s senior management;

•

Discussed with Diamond’s senior management their strategic and financial rationale for the Mergers as well as their views of Diamond’s and Noble’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the oilfield services sector;

•	Performed discounted cash flow analyses with respect to Diamond and Noble based on the Diamond-Provided Financial Projections and the Synergy Estimates;

•	Performed net asset value calculations with respect to Diamond and Noble using discounted cash flow analyses based on the Diamond-Provided Financial Projections and the Synergy Estimates;

The Board of Directors

Diamond Offshore Drilling, Inc.

June 9, 2024

•	Reviewed the historical prices, trading multiples and trading activity of Diamond Common Stock and Noble Common Stock;

•

Compared the financial performance of Diamond and Noble and the trading multiples and trading activity of Diamond Common Stock and Noble Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Diamond and Noble;

•

Reviewed the pro forma financial results, financial condition and capitalization of the pro forma combined company giving effect to the Mergers, all as prepared by, discussed with and approved for our use by Diamond’s senior management; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Diamond and Noble (including, without limitation, the Diamond-Provided Information and the Noble-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Diamond-Provided Information and the Noble-Provided Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Diamond-Provided Financial Projections, the Noble-Provided Financial Projections, any other estimates or any other forward-looking information provided by Diamond or Noble or the assumptions upon which any of the foregoing are based, and (iii) have relied upon the assurances of Diamond’s senior management that they are (in the case of the Diamond-Provided Information) and have assumed that Noble’s senior management are (in the case of the Noble- Provided Information) unaware of any facts or circumstances that would make the Diamond-Provided Information or the Noble-Provided Information incomplete, inaccurate or misleading. We understand that the Diamond-Provided Financial Projections, the Noble-Provided Financial Projections and the Synergy Estimates reflect certain assumptions regarding the oilfield services sector, including capital expenditures and rig dayrates and utilization, that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion.

•

We (i) have been advised by Diamond’s senior management, and have assumed, that the Diamond-Provided Financial Projections and the Synergy Estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Diamond’s senior management as to the expected future performance of Diamond, Noble and the pro forma combined company and the expected amounts and realization of the Synergies and have been reviewed by Diamond’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion, (ii) have assumed that the Noble-Provided Financial Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Noble’s senior management as to the expected future performance of Noble on a stand-alone basis and (iii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

During the course of our engagement, we have assisted Diamond’s Board of Directors and senior management in connection with their discussions with certain potential strategic acquirors, merger partners and third-party transaction counterparties, and we have considered the nature and outcome of such discussions in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Diamond, Noble or any other entity or the solvency or fair value of Diamond, Noble or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Diamond’s senior management and Diamond’s other professional advisors with respect to such matters. We have assumed that the Mergers, taken together, will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any view or rendering any opinion regarding the tax consequences of the Mergers to Diamond, Noble or their respective securityholders.

The Board of Directors

Diamond Offshore Drilling, Inc.

June 9, 2024

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Merger Agreement will not differ from the draft that we have reviewed, (ii) Diamond, Noble and Merger Subs will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of Diamond, Noble and Merger Subs contained in the Merger Agreement are true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Mergers will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Mergers will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Diamond, Noble, Merger Subs or the Mergers (including its contemplated benefits) in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the shares of Diamond Common Stock or Noble Common Stock or other securities or financial instruments of or relating to Diamond or Noble may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets or in the commodities markets on Diamond or Noble, their respective securities or other financial instruments, or the Mergers or the financing thereof or (iii) the impact of the Mergers on the solvency or viability of Diamond or Noble or the ability of Diamond or Noble to pay their respective obligations when they come due.

We have acted as a financial advisor to Diamond in connection with the Mergers and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Mergers and a portion of which is payable upon the rendering of our opinion. In addition, Diamond has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, we have not been previously engaged during the past two years by Diamond, nor have we been previously engaged during the past two years by Noble, to provide financial advisory or investment banking services for which we received fees, and aside from our current engagement by Diamond in connection with the Mergers, we are not currently engaged to provide Diamond, Noble or any of their respective affiliates with financial advisory or investment banking services. We may in the future seek to provide Diamond, Noble and their respective affiliates with financial advisory and investment banking services unrelated to the Mergers, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities (i) may provide such financial services to Diamond, Noble, other participants in the Mergers and their respective affiliates, for which services we and our affiliates and related entities would expect to receive compensation, (ii) may trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Diamond, Noble, other participants in the Mergers and their respective affiliates and (iii) as separately disclosed, directly or indirectly hold positions in equity securities of Diamond and Noble. Furthermore, our and our affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may make investments in Diamond, Noble, other participants in the Mergers and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Diamond, Noble, other participants in the Mergers and their respective affiliates and the Mergers that differ from the views of our investment banking personnel.

Our opinion has been provided to Diamond’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Our opinion is not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of Diamond Common Stock in connection with the Mergers.

The Board of Directors

Diamond Offshore Drilling, Inc.

June 9, 2024

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Diamond’s Board of Directors with respect to the Mergers, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Diamond Common Stock as to how to vote or act in connection with the Mergers or otherwise. Our opinion does not address Diamond’s underlying business or financial decision to pursue or effect the Mergers, the relative merits of the Mergers as compared to any alternative business or financial strategies that might exist for Diamond, the financing or funding of the Mergers by Noble or the effects of any other transaction in which Diamond might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be received by holders of Diamond Common Stock in the Mergers to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Mergers (including, without limitation, the form or structure of the Mergers) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Mergers or (ii) the fairness, financial or otherwise, of the Mergers to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Diamond or Noble. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Diamond’s or Noble’s directors, officers or employees, or any class of such persons, in connection with the Mergers relative to the Merger Consideration or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets, commodities markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of Diamond Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

Annex C

June 9, 2024

The Board of Directors

Diamond Offshore Drilling, Inc.

777 N. Eldridge Pkwy, Suite 1100

Houston, TX 77079

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Diamond Common Stock”), of Diamond Offshore Drilling, Inc. (“Diamond”) (other than the shares of Diamond Common Stock held by Diamond, Noble (defined below) or the Merger Subs (defined below)) of the Merger Consideration (defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, to be dated as of June 9, 2024 (the “Merger Agreement”), by and among Noble Corporation plc (“Noble”), Dolphin Merger Sub 1, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 1”), Dolphin Merger Sub 2, Inc., an indirect wholly owned subsidiary of Noble (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), and Diamond. The Merger Agreement provides for, among other things, (i) the merger of Merger Sub 1 with and into Diamond (the “Merger”), with Diamond surviving as an indirect wholly owned subsidiary of Noble, (ii) immediately following the Merger, the merger of Diamond with and into Merger Sub 2 (the “Second Merger” and, together with the Merger, the “Mergers”), with Merger Sub 2 surviving as an indirect wholly owned subsidiary of Noble and (iii) each issued and outstanding share of Diamond Common Stock (other than any shares owned by Diamond, Noble or Merger Subs and any Appraisal Shares (as defined therein)) will be converted into the right to receive 0.2316 ordinary shares, $0.00001 nominal value per share, of Noble (the “Noble Common Stock”) and $5.65 in cash (together, the “Merger Consideration”). Each of Diamond, Merger Subs and Noble are referred to herein as a “Party” and collectively as the “Parties.” The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions.”

TPH&Co., the energy business of Perella Weinberg Partners LP (“TPH”) and its affiliates (including Perella Weinberg Partners LP), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of the Parties and any of their respective affiliates and (ii) any currency or commodity that may be material to the Parties or otherwise involved in the Transactions and the other matters contemplated by the Merger Agreement.

Heritage Plaza  |  1111 Bagby, Suite 4900  |  Houston, Texas 77002  |  www.TPHco.com

TPH & Co. is the energy business of Perella Weinberg Partners LP, a registered broker-dealer, Members FINRA/SIPC

In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Transactions, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Diamond, Noble or their respective equityholders or affiliates, other potential Merger participants or their respective equityholders or affiliates. We have acted as financial advisor to Diamond in connection with, and have participated in certain negotiations leading to, the Transactions. We expect to receive fees for our services, the principal portion of which is contingent upon the consummation of the Transaction, and Diamond has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We have previously disclosed to you investment banking and other financial services that TPH previously provided to Diamond on matters unrelated to the Transactions including, during the past two years, acting as financial advisor to Diamond in connection with a potential acquisition transaction since May 2024 for which, if consummated, we would receive compensation. We also have previously disclosed to you that during the past two years we have not provided investment banking or other financial services to Noble for which we have received compensation. We may provide investment banking or other financial services to Diamond, Noble or any of the other Parties or their respective shareholders or affiliates in the future. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) a draft of the Merger Agreement dated June 8, 2024; (ii) certain publicly available financial statements and other business and financial information with respect to each of Diamond and Noble; (iii) certain other communications from Diamond and Noble to their respective stockholders; (iv) certain internal financial information and forecasts for Diamond prepared by the management of Diamond (the “Diamond Forecasts”); (v) certain internal financial information and forecasts for Noble prepared by the management of Noble (the “Noble Forecasts”); (vi) certain internal financial information and forecasts for Noble prepared by the management of Diamond based upon the Noble Forecasts with certain adjustments thereto directed by management of Diamond and approved for our use by Diamond (the “Adjusted Noble Forecasts”); (vii) certain publicly available research analyst reports with respect to the future financial performance of Diamond and Noble and (viii) certain cost savings and operating synergies projected by the managements of Diamond and Noble to result from the Transactions (the “Synergies”). We also have held discussions with members of the senior managements of Diamond and Noble regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of Diamond and Noble. In addition, we have reviewed the reported price and trading activity for Diamond Common Stock and Noble Common Stock, compared certain financial and stock market information for Diamond and Noble with similar information for certain other companies the securities of which are publicly traded, reviewed certain financial terms of certain recent business combinations in the energy industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate. The Diamond Forecasts, Noble Forecasts, Adjusted Noble Forecasts and Synergies reflect certain assumptions regarding the oil and gas offshore drilling sector, including capital expenditures and rig dayrates and utilization, that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Diamond Forecasts, the Adjusted Noble Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Diamond management as to the future financial performance of Diamond and Noble, as applicable, and the other matters covered thereby, and provide a reasonable basis upon which to evaluate the Transactions. We have also assumed with your consent that the Noble Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Noble management as to the future financial performance of Noble and the other matters covered thereby. At your direction, we have relied upon the Diamond Forecasts and the Adjusted Noble Forecasts for purposes of our analyses and this opinion. We express no view or opinion with respect to the Diamond Forecasts, the Noble Forecasts, the Adjusted Noble Forecasts, the Synergies or the assumptions on which they are based, and we have further assumed, among other things, that (i) the executed Merger Agreement (together with the exhibits and schedules thereto) will not differ from the draft version we have examined, referenced above, (ii) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (iii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (iv) all conditions to the consummation of the Transactions will be satisfied without amendment or waiver thereof, (v) the Transactions will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without amendments or modifications thereto, (vi) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and (vii) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transactions will be obtained, without, in the case of each of the foregoing clauses (i) – (vii), any material adverse effect on Diamond, Noble, either of the Merger Subs, the holders of Diamond Common Stock, the holders of Noble Common Stock or the expected benefits of the Transactions in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Diamond or any of its subsidiaries or Noble or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have not evaluated the solvency of any party to the Merger Agreement, or the impact of the Transactions thereon, including under any state, federal, foreign or other laws relating to bankruptcy, insolvency or similar matters. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of Diamond to engage in the Transactions, or the relative merits of the Transactions as compared to any other alternative transaction that might be available to Diamond. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to be received by the holders of outstanding shares of Diamond Common Stock pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, creditors or other constituencies of Diamond or Noble; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Diamond or Noble, or any class of such persons, in connection with the Transactions, whether relative to the Merger Consideration pursuant to the Merger Agreement, or otherwise. We are not expressing any opinion as to the price at which the shares of Diamond Common Stock or Noble Common Stock or the securities of any other party will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Diamond in connection with its consideration of the Transactions, and such opinion does not constitute a recommendation as to how any holder of securities or other interests in Diamond or Noble should vote or otherwise act with respect to such Transactions or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of outstanding shares of Diamond Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Noble is a public limited company incorporated under the laws of England and Wales. Chapter 7 of Part 10 of the Companies Act contains provisions in respect of the protection of directors from liability. All statutory references in this Item 20 are to the Companies Act.

Section 232(1) makes void any provision that purports to exempt a director of a company from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company.

Section 232(2) makes void any provision by which a company directly or indirectly provides an indemnity for a director of the company (or of an associated company) against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, except as permitted by:

(a) liability insurance pursuant to Section 233;

(b) qualifying third-party indemnity provisions falling within Section 234; and

(c) qualifying pension scheme indemnity provisions falling within Section 235.

Section 233 permits liability insurance, commonly known as directors’ and officers’ liability insurance, purchased and maintained by a company against liability for negligence, default, breach of duty or breach of trust in relation to the company.

Section 234 allows for Noble to provide an indemnity against liability incurred by a director to someone other than Noble or an associated company. Such an indemnity does not permit indemnification against liability to pay (i) criminal fines, (ii) penalties to a regulatory authority, (iii) the costs of an unsuccessful defense of criminal proceedings, (iv) the costs of an unsuccessful defense of civil proceedings brought by Noble or an associated company or (v) the costs in connection with an application for relief under Sections 661(3) or (4) (power of court to grant relief in case of acquisition of shares by innocent nominee) or 1157 (general power of court to grant relief in case of honest and reasonable conduct).

Any indemnity provided under Section 234 must be disclosed in Noble’s annual report in accordance with Section 236 and copies of such indemnification provisions made available for inspection in accordance with Section 237 (and every member has a right to inspect and request such copies under Section 238).

Conduct of a director amounting to negligence, default, breach of duty or breach of trust in relation to the company can be ratified, in accordance with Section 239, by a resolution of the members of the company, disregarding the votes of the director (if a member) and any connected member.

To the extent permitted by the Companies Act (as amended from time to time) and without prejudice to any indemnity to which any person may otherwise be entitled, Noble’s articles authorize indemnification to the fullest extent permitted under law.

Where a person is indemnified against any liability in accordance with this Item 20, such indemnity shall extend, to the extent permitted by the Companies Act, to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

In accordance with the authorization set out in Noble’s articles, to the fullest extent permitted by law and without prejudice to any other indemnity to which the director may otherwise be entitled, Noble has entered into deeds of indemnity with its directors and officers. Under the deeds of indemnity, Noble will indemnify its directors and officers to the fullest extent permitted or authorized by the Companies Act, as it may from time to time be amended, or by any other statutory provisions authorizing or permitting such indemnification.

The directors of Noble will, to the fullest extent permitted by law, also be entitled to coverage pursuant to Noble’s current directors’ and officers’ liability insurance. The directors and officers of Noble are covered by policies of insurance under which they are insured, within limits and subject to limitations, against certain expenses not indemnifiable by Noble in connection with the defense of actions, suits or proceedings, and certain liabilities not indemnifiable by Noble that might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers.

Item 21. Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are part of the registration statement and are numbered in accordance with Item 601 of Regulation S-K.

The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of such agreement and as of specific dates; were made solely for the benefit of the contracting parties; may be subject to limitations agreed upon by the contracting parties, including being qualified by any applicable confidential disclosures exchanged between such parties in connection with the execution of such agreement (which disclosures may include information that has been included in such parties’ public disclosures, as well as additional non-public information); may have been made for the purposes of allocating contractual risk between the contracting parties instead of establishing these matters as facts; and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Additionally, the representations, warranties, covenants, conditions and other terms of such agreements may be subject to subsequent waiver or modification. For the foregoing reasons, one should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties or any of their respective subsidiaries or affiliates, which are disclosed in the other information provided elsewhere in the registration statement or incorporated by reference herein.

Noble and Diamond Offshore acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about Noble and Diamond Offshore may be found elsewhere in the registration statement and Noble’s and Diamond Offshore’s other public filings, which are available without charge through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 204.

Exhibit Index

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of June 9, 2024, by and among Noble Corporation plc, Dolphin Merger Sub 1, Inc., Dolphin Merger Sub 2, Inc. and Diamond Offshore Drilling, Inc. (included as AnnexA to the proxy statement/prospectus contained in this registration statement).

3.1	Amended and Restated Articles of Association of Noble (filed as Exhibit 3.1 to Noble’s Quarterly Report on Form 10-Q filed on May 4, 2023 and incorporated by reference herein).

4.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as Amended (filed as Exhibit 4.2 to Noble’s Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated by reference herein).

5.1*	Opinion of Travers Smith LLP as to validity of the securities being registered.

Exhibit	Description

8.1*	Form of Tax Opinion of Kirkland & Ellis LLP.

21.1	List of Subsidiaries of Noble (filed as Exhibit 21.1 to Noble’s Annual Report on Form 10-K for the year ended December 31, 2023 and incorporated by reference herein).

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered accounting firm of Noble (successor).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered accounting firm of Noble (predecessor).

23.3*	Consent of Deloitte & Touche LLP, independent registered accounting firm of Diamond Offshore.

23.4*	Consent of Travers Smith LLP (included in Exhibit 5.1).

23.5*	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

24.1*	Powers of Attorney for the directors and certain officers of Noble, authorizing, among other things, the signing of registration statements on their behalf.

99.1*	Consent of Guggenheim Securities, LLC.

99.2*	Consent of TPH&Co.

99.3*	Form of Proxy Card of Diamond Offshore.

107*	Filing Fee Table.

†	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.
*	Filed herewith.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Noble Corporation plc has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sugar Land, Texas, on July 8, 2024.

Noble Corporation plc

By:	/s/ Robert W. Eifler
Name: Robert W. Eifler
Title: President and Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

/s/ Robert W. Eifler Robert W. Eifler	Director, President and Chief Executive Officer (Principal Executive Officer)	July 8, 2024

/s/ Richard B. Barker Richard B. Barker	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 8, 2024

/s/ Jennifer Yeung Jennifer Yeung	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	July 8, 2024

/s/ Charles M. Sledge Charles M. Sledge	Director and Chairman	July 8, 2024

/s/ Claus V. Hemmingsen Claus V. Hemmingsen	Director	July 8, 2024

/s/ Alan J. Hirshberg Alan J. Hirshberg	Director	July 8, 2024

/s/ Kristin H. Holth Kristin H. Holth	Director	July 8, 2024

/s/ H. Keith Jennings H. Keith Jennings	Director	July 8, 2024

/s/ Alastair J. Maxwell Alastair J. Maxwell	Director	July 8, 2024

/s/ Ann D. Pickard Ann D. Pickard	Director	July 8, 2024